Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on December 21, 2021. This amendment no. 3 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mattress Firm Group Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5712	38-4012800
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
10201 S. Main Street
Houston, Texas 77025
(866) 942-3551
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kindel L. Nuño
Executive Vice President, Legal, General Counsel and Secretary
10201 S. Main Street
Houston, Texas 77025
(866) 942-3551
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Roxane F. Reardon Marisa D. Stavenas Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Marc D. Jaffe Ian D. Schuman Erika L. Weinberg Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$100,000,000	$9,270

(1)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of common stock that may be sold if the underwriters fully exercise their option granted by the Registrant to purchase additional shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SUBJECT TO COMPLETION—DATED December [•], 2021
PRELIMINARY PROSPECTUS
        Shares
Mattress Firm Group Inc.
Common Stock

This is the initial public offering of shares of common stock of Mattress Firm Group Inc.
The selling stockholders are offering           shares of common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders in this offering.
Prior to this offering, there was no public market for our common stock. We anticipate the initial public offering price will be between $      and $      per share.
We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”), subject to notice of official issuance, under the symbol “MFRM.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from the selling stockholders on a pro rata basis at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock to investors on or about                  , 2021.
Joint Book-Running Managers
Goldman Sachs & Co. LLC	Barclays	Jefferies

The date of this prospectus is                 , 2022.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83

MATTRESSFIRM
OPEN

Sleep Expert

MATTRESSMATCHER™
Let's find your perfect match!
Get Started!

9:30
sleep.com
POWERED BY sleepscore
86
SleepScore
92
MindScore
13
Breathing Rate
74
BodyScore
Summary
Sleep Duration
40 / 40
8h 55m
Time to Fall Asleep

WHY WE LOVE IT:

HELPING PEOPLE SLEEP WELL SO THEY LIVE WELL.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Until           (the 25th day after the date of this prospectus), all dealers that effect transactions in these shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
None of us, the selling stockholders and the underwriters have authorized anyone to provide you with any information or to make any representation other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. None of we, the selling stockholders and the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf.
Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions

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Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.
The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any shares of our common stock. Our business, results of operations, financial condition and prospects may have changed since that date.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
NOTE REGARDING INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the bedding industry and the mattress specialty retail industry as well as certain non-mattress retail categories. We have obtained this information and statistics from various independent third-party sources, including independent industry publications and groups, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on our estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources. Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe such data generally indicate size, position and market share within the industry in which we compete. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates are subject to significant uncertainties. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we, nor the selling stockholders nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
NOTE REGARDING TRADEMARKS, TRADENAMES AND SERVICE MARKS
We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include: “Mattress Firm,” “Sleep Experts,” “120 Night Sleep Trial,” “Sleepy’s,” “Tulo,” “MattressMatcher,” “Junk Sleep,” “Sleep.com” and “SleepScore.” Trademarks, trade names or service marks of other companies appearing in this prospectus are, to our knowledge, the property of their respective owners.

Confidential Treatment Requested by Mattress Firm Group Inc.
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BASIS OF PRESENTATION
Our fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to September 30th. Accordingly, references herein to “fiscal 2019” relate to the 52 weeks ended October 1, 2019, references herein to “fiscal 2020” relate to the 52 weeks ended September 29, 2020, references herein to “fiscal 2021” relate to the 52 weeks ended September 28, 2021 and references herein to “fiscal 2022” relate to the 52 weeks to end September 27, 2022. Our fiscal quarters consist of the 13 or 14 weeks ending on the Tuesday closest to each of December 31, March 31, June 30 and September 30. References to any given year in this prospectus will be to a calendar year, and not a fiscal year, unless otherwise noted.
Subsequent to the date of the original issuance, we concluded that we were required to restate our audited consolidated financial statements as of and for the fiscal year ended September 28, 2021. The financial information in this prospectus include the effects of the restatement. Please see Note 20—Restatement of Previously Issued Consolidated Statement of Cash Flows to the consolidated financial statements. We adopted Accounting Standards (“ASU”) No. 2016-02, Leases (Topic 842), ASU No. 2018-10, Codification Improvements to Leases, Topic 842, and ASU No. 2018-11, Targeted Improvements (collectively “Topic 842”) effective as of October 2, 2019. As a result of this change in accounting standards, certain of our financial information for fiscal 2019 is not comparable to the subsequent periods, such as fiscal 2020 and fiscal 2021. Consequently, you should not put undue reliance on our relative performance in these periods.
All store count data presented in this prospectus excludes franchised stores.
Certain numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables or charts may not be arithmetic aggregations of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
NON-GAAP FINANCIAL MEASURES
This prospectus contains non-GAAP financial measures, which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP measures include Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss) and Adjusted Free Cash Flow. For definitions of these terms, see “Summary—Summary Historical Consolidated Financial and Other Data.” These non-GAAP financial measures should be considered along with, but not as alternatives to, the financial performance measures as calculated in accordance with GAAP.
Usefulness
While these non-GAAP financial measures are not in accordance with, or preferable to, GAAP financial data, our management, our board of directors and our major stakeholders, as well as securities analysts and ratings agencies, use various non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin, along with the corresponding GAAP financial measures:
•
to assist in monitoring our ongoing financial performance, including underlying results and trends, particularly in comparison with prior periods on a consistent basis, by excluding items not considered representative of our ongoing operating performance;

•
to supplement GAAP measures of performance in evaluating the effectiveness of our business strategies and budgeting and capital allocation and investment decisions;

•
to remove items that can vary substantially from period to period, depending on accounting and tax treatments, the book value of assets and the method by which assets were acquired;

•
to support internal planning and forecasting and establish operational goals; and

•
to assist with executive performance evaluations and compensation.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our management, our board of directors and our major stakeholders, as well as securities analysts and ratings agencies, also use Adjusted Net Income (Loss), along with the corresponding GAAP financial measures:
•
to assist in monitoring our ongoing financial performance, including underlying results and trends, particularly in comparison with prior periods on a consistent basis, by excluding items not considered representative of our ongoing operating performance;

•
to supplement GAAP measures of performance in evaluating the effectiveness of our business strategies and budgeting and capital allocation and investment decisions;

•
to remove items that can vary substantially from period to period, depending on accounting and tax treatments, the book value of assets and the method by which assets were acquired;

•
to support internal planning and forecasting and establish operational goals; and

•
to understand the after tax impact of non-recurring adjustments.

Adjusted Free Cash Flow is a useful measure of liquidity and our ability to service our obligations and an additional basis for assessing our ability to convert net revenue into available cash, providing information to management, analysts and investors about the amount of cash flows from operating activities that, after capital expenditure plus cash payment of deferred paid-in-kind interest, can be used for strategic initiatives, including investing in our business, and strengthening our financial position.
Limitations
Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss) and Adjusted Free Cash Flow have their limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP.
For example, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income (Loss):
•
do not reflect period over period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•
do not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•
do not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•
do not reflect our cash requirements for capital expenditures;

•
do not reflect changes in our cash requirements for our working capital needs;

•
do not reflect stock and other non-cash compensation, which is a key element of our overall long-term compensation; and

•
do not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations.

Adjusted Free Cash Flow is not intended to be a measure of free cash flow available for management’s discretionary use, as we do not consider certain cash requirements, such as interest payments or payments of deferred paid-in-kind interest, tax payments and debt service requirements. It also does not reflect changes in, or cash requirements for, working capital needs.
Non-Comparability
The non-GAAP financial measures that we use have no standardized meaning as prescribed by GAAP or otherwise and may be interpreted and calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies, including companies in our industry. Because not all companies use identical calculations or methods of adjustment, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. In addition, other companies may use different measures to evaluate their performance, which also could reduce the usefulness of our non-GAAP financial measures for comparison.

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Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In many cases, forward-looking statements can be identified by terminology such as “may,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to operations and the business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and other factors could cause the actual results to differ materially from those matters expressed or implied by these forward-looking statements.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, there is no guarantee of future results, levels of activity, performance or achievements. Statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
All forward-looking statements contained herein are based on information available on the date of this prospectus. There is no obligation to publicly update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.
Some of the important factors that could cause actual results, performance or financial condition to differ materially from expectations are:
•
conditions of the U.S. economy and reduction in discretionary spending by consumers;

•
risks inherent in outbreaks of pandemics or contagious disease, including COVID-19;

•
a deterioration in our relationships with our primary suppliers;

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a failure by any of our limited number of primary suppliers to supply us with products;

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product safety and quality control;

•
competition within our industry;

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challenges posed by our planned growth or unexpected difficulties during our omni-focused growth;

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geographic concentration of stores within the United States;

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ability to establish and maintain a favorable brand presence with consumers;

•
the ability to provide timely delivery to our customers;

•
the ability to anticipate consumer trends;

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the effectiveness and efficiency of advertising expenditures;

•
inability to renew existing leases or enter into new leases for additional stores on favorable terms;

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the success of our strategy to expand our e-commerce business and to drive customer traffic with our complementary website;

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the possible impairment of goodwill or other acquired intangible assets;

•
losses associated with store closings and impairment of store assets;

•
fluctuations in comparable sales;

Confidential Treatment Requested by Mattress Firm Group Inc.
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inability to balance national brands, national exclusive brands and private brands merchandise;

•
quarterly and seasonal fluctuations in our operating results;

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availability of adequate capital to finance our growth;

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the success in keeping warranty claims and comfort exchange return rates within acceptable levels;

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customers’ ability to obtain third-party financing;

•
our status as a holding company;

•
risks related to acquiring complementary businesses, including franchisees;

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risks related to our indebtedness;

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risks related to regulation and legal proceedings;

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risks related to human capital;

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risks related to information technology and intellectual property;

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risks related to our franchisees and licensees;

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risks related to this offering and our stock; and

•
other factors discussed under “Risk Factors” and elsewhere in this prospectus.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN DEFINITIONS
Unless the context otherwise requires, the terms “our company,” “we,” “us” and “our” refer to Mattress Firm Group Inc. and its consolidated subsidiaries.
The following terms are used in this prospectus unless otherwise noted or indicated by the context:
•
“2021 ABL Facility” means our senior secured asset-based revolving credit facility entered into on September 24, 2021, among Mattress Firm, Inc., as Borrower, the guarantors party thereto, and Barclays Bank PLC, as administrative agent, as described under “Description of Certain Indebtedness;”

•
“2021 Term Loan” means our senior secured term loan entered into on September 24, 2021, among Mattress Firm, Inc., as Borrower, the guarantors party thereto, and Barclays Bank PLC, as administrative agent, as described under “Description of Certain Indebtedness”;

•
“associate” and “associates,” when used in relation to our company, means our employees;

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“B&M” means our brick and mortar operating segment;

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“CAGR” means compound annual growth rate;

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“COVID-19” means the novel coronavirus disease and related global pandemic that started in 2019;

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“Digital” means our digital operating segment;

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“DTC” means Direct-to-Consumer;

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“impression” means the rendering of an advertisement or digital media on a user’s screen;

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“market” and “markets,” when used in relation to us, means the metropolitan statistical area or an aggregation of the metropolitan statistical areas in which we or our franchisees operate;

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“Other Business” means our other operating segment, which primarily includes events and expositions, commercial sales and customer fundraising solutions.

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“our stores” or “stores” means our company-operated stores and excludes our franchised stores;

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“payback” means the period required for a given store to generate enough direct cash flow to equal or exceed the direct costs of opening such store;

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“Senior Credit Facilities” means, collectively, the 2021 ABL Facility and 2021 Term Loan;

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“session” means one or more interactions with a given website by a user, with or without a transaction, within approximately 30 minutes;

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“share of voice” means the proportion of advertising spend of one retailer relative to that of the entire relevant industry; and

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“Sleep Experts” means our extensively trained, commissioned sales associates.

Confidential Treatment Requested by Mattress Firm Group Inc.
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SUMMARY
This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Overview
We Are the Trusted Authority on Sleep
We question whether America got up on the wrong side of the bed or the wrong bed altogether. Health, wellness and longevity are rooted in fitness and nutrition, but all start with the right mattress. We have been helping to solve America’s sleep problems for decades and have learned two fundamental truths: everyone deserves a good night’s sleep, and each individual has unique sleep needs. As the trusted authority on sleep, we are committed to match each customer with the right mattress for a perfect night’s sleep.
We are the largest omni-channel mattress specialty retailer in the United States (based on U.S. retail mattress revenue), offering our customers an exceptional personalized experience, whether in-store or online. We meet our customers wherever they choose to interact with our expertise-led ecosystem, whether in our 2,353 conveniently-located retail stores nationwide (as of September 28, 2021) or on our digital platforms, including MattressFirm.com and Sleep.com. Our customers can experience and compare the leading mattress brands in a single place, with a comprehensive and diversified product suite across comfort, style and prices and use data and digital tools, such as MattressMatcher, our proprietary, machine-learning enabled tool that helps match customers to their perfect mattress and identify products that will help them achieve a great night’s sleep. We have heard our customers’ demand for selection, innovation and technology and we constantly re-assess and curate our product offering accordingly. We are the number one retailer for Tempur-Pedic, Serta, Sealy, Purple, Stearns & Foster and Beautyrest brands (based on our purchases of units from these U.S. mattress vendors in 2020).
Our customer experience goes beyond our showrooms and speedy in-home delivery options, as we use our engaging digital platforms, like Sleep.com, and our digital tools, like MattressMatcher, and data-driven partnerships, like SleepScore, to educate our customers about how sleep affects one’s health and how to sleep better. Our team of more than 6,500 highly-trained “Sleep Experts” serves our communities every day, working and learning diligently to earn America’s trust as true experts in sleep.
We are the clear market leader in the large and growing U.S. retail mattress and foundations industry. In 2020, we estimated, based on data from Furniture Today and International Sleep Products Association (‘‘ISPA’’) market studies, that the U.S. retail mattress and foundations industry was approximately $18 billion. We are the category-defining national mattress specialty retailer (based on U.S. retail mattress revenue) across this attractive market with, according to our estimates, an approximately 20% market share as of the end of 2020. We estimate that we are nearly twice the size of our next largest competitor (based on U.S. retail mattress sales) and eight times larger than the next largest multi-branded mattress specialty retailer in the United States (based on store count). In fiscal 2021, our net revenue was $4,392.9 million, our net loss was $165.1 million and our Adjusted EBITDA was $669.2 million. See “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.
As a result of our national scale, our operational excellence and the value proposition to our customers, we have been able to consistently outgrow the industry. In 2020, we were able to grow our revenue by 13.1%, while the broader U.S. retail mattress and foundations industry grew by 6.9%, according to the ISPA. Our growth is driven by both a higher volume of units sold and higher average order value. For example, our comparable sales growth of 36.1% in fiscal 2021 was driven by a 21.6% increase in the number of customer transactions and a 14.5% increase in our average order value. As of September 28, 2021, our total liabilities were $3,461.9 million and our net long-term debt was $1,199.6 million.

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Since the beginning of fiscal 2019, we have fundamentally transformed our business across all functions, leaving us well-positioned to capitalize on growth opportunities and capture market share. As part of this transformation, we significantly enhanced our operations and profitability through the following key actions:
•
rationalized and optimized our store footprint to create a highly productive and profitable store base. We closed more than 950 stores and estimate that we have been able to recapture a significant share of sales from these closed stores through neighboring locations as well as online. In addition, over the past three years we negotiated favorable modifications of lease terms for a significant majority of our stores;

•
re-designed a best-in-class product assortment, including the return of Tempur Sealy products, that is focused on highly-recognized brands across different price points and styles. We also introduced an attractive mix of national brands, national exclusive brands and private brands to our product offering;

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strengthened our digital capabilities and scaled our e-commerce business to create a true omni-channel experience, opening our doors to customers when, where and how they wish to shop;

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enhanced our customer-facing digital toolkit with MattressMatcher, Sleep.com and SleepScore, among others, to support and personalize purchase decisions and educate customers on the effects of sleep on health and how to sleep better;

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introduced an incentivized compensation structure and upgraded the training and development of our Sleep Experts to optimize the efficiency, education and effectiveness of our sales force;

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better aligned our supply chain to leverage our distribution footprint more effectively;

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focused our marketing spend on digital alongside a more disciplined and analytical, data-driven approach; and

•
streamlined our cost structure to create a leaner and more efficient organization.

Due to these actions, we have significantly improved our financial profile, sales productivity and other key performance metrics, as demonstrated in the comparison of fiscal 2019 to fiscal 2020 and fiscal 2020 to fiscal 2021 for the metrics set forth below:

See “Summary—Summary Historical Consolidated Financial and Other Data” for definitions of comparable sales growth, revenue per store, average order value and website visitors.
(1)
Data as of the end of the period. In fiscal 2019, our net store count declined by 707 stores. Additionally, not accounting for acquired or newly opened stores, we closed 744, 128 and 100 stores in fiscal 2019, fiscal 2020 and fiscal 2021, respectively.

Our superior scale, differentiated value proposition and relentless focus on service and experience have driven net revenue and Adjusted EBITDA at a CAGR of 21.8% and 108.9%, respectively, from

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
fiscal 2019 to fiscal 2021. Our growth trajectory and financial performance prior to COVID-19 were strong and we have continued to out-perform the market during and beyond COVID-19. The onset of COVID-19 in our third quarter of fiscal 2020 caused us to pivot sharply towards digital offerings, thereby accelerating our strategic initiatives in that area.

Note: See “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.
Industry Overview
The Sleep Industry is Large, Growing and Resilient
We operate in the large, growing and resilient U.S. sleep industry, which we define as (i) our core mattress and foundations market and (ii) adjacent sleep products, such as pillows, bed linens and bedroom furniture, among others. We estimated, based on data from Furniture Today and ISPA market studies, the U.S. retail mattress and foundations industry to be approximately $18 billion in 2020. This includes both brick and mortar and online channels, which we estimated to be approximately $12 billion and approximately $6 billion, respectively. The U.S. wholesale mattress and foundations industry is the primary driver of retail mattress sales in the United States and grew at a 5.5% CAGR between 1974 and 2020, according to data compiled by the ISPA. Additionally, according to data compiled by the ISPA, the U.S. retail mattress industry’s average order value grew at a CAGR of 3.8% between 1974 and 2020, and mattress unit volume grew at a CAGR of 2.3% over the same period. Importantly, while sales have dipped during more challenging economic environments, the market has consistently recovered quickly, demonstrating the postponement, not cancelation, of purchases. The table below sets forth the U.S. mattress and foundations wholesale market revenue for the periods presented:
In addition to our core focus on the retail mattress and foundations industry, we operate in select adjacencies across the broader sleep market, including pillows and bed linens. We estimate that the pillows market in North America will be approximately $14 billion in 2021 and we expect it to grow at a CAGR of approximately 6% from 2021 through 2024, according to data compiled by Technavio. We estimate that the bed linens market in North America will be approximately $12 billion in 2021 and we expect it to grow at a CAGR of approximately 6% from 2021 through 2024, according to data compiled by Infiniti. We may also selectively enhance our offering to include other sleep-related adjacencies, such as sleep products for pets, sleep technology, sleep services and bedroom furniture.
Market Growth is Supported by Favorable Economic Fundamentals and Attractive Consumer Trends
Strong macroeconomic backdrop.   Historically, mattress sales growth has closely followed U.S. gross domestic product (“GDP”) growth. According to The International Monetary Fund, U.S. GDP is

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expected to grow 7% in 2021, the fastest rate since 1984, and expected to continue to grow at an attractive rate of 4.9% in 2022. Additionally, the U.S. retail mattress and foundations industry is expected to further benefit from near-term inflation, which is expected to grow 3.4% in 2021 and 2.1% in 2022, according to The Federal Reserve.
Robust housing market.   The housing market is a strong indicator of mattress sales in the United States. According to statistics jointly issued by the U.S. Census Bureau and the U.S. Department of Housing and Urban Development, housing starts increased by 6.9% in 2020 and have increased by 19.5% year-to-date as of September 2021. Additionally, further tailwinds include increasing turnover of the existing housing stock, which has been powered by the new construction market and a favorable interest rate environment. According to National Association of Realtors, it is estimated that there is a shortage of 5.5 million houses for sale in the United States based on current demand dynamics, which we expect to further increase demand for our products in the coming years.
Home ownership by younger generations.   According to the U.S. Census Bureau, the home ownership rate in the United States is currently 65.4%; however, the homeownership rate of adults under 35 years old is only 37.8%. The Millennial generation is currently the largest U.S. generation and, as the U.S. population continues to age, is expected to make up a larger portion of the population. As the younger population groups age, they are expected to form new households, including purchasing new homes. We believe this is a strong tailwind to our industry.
Consumers Increasingly Recognize Quality Sleep as a Key Component of a Healthy Lifestyle
The sleep industry benefits from important macroeconomic trends underlying an increasing focus on health and wellness. Consumers increasingly recognize that high-quality sleep is critical to health and wellness, as more high-profile individuals, such as business leaders, celebrities and medical professionals, increasingly speak about the importance of a good night’s sleep. According to a 2021 report by the Better Sleep Council, consumers rate sleep as the single most important factor for their health and wellbeing, ahead of diet, exercise and mental health.
Additionally, according to a 2021 report by the Better Sleep Council, two in every five Americans are dissatisfied with their quality of sleep. Furthermore, we believe as consumers become more educated about the potentially negative health consequences of poor-quality sleep, they are likely to spend more on sleep products. A 2016 study from the Better Sleep Council found that the price that consumers expect to pay for a quality mattress had increased by 19% from 2007 to 2016. In addition, the consistent replacement cycle of sleep products helps create a stable, resilient market. The same 2016 study found that the mattress replacement cycle in the United States accelerated by 14% from 2007 to 2016.
Our goal is to help Americans sleep better to live better and we have launched a website, Sleep.com, to help consumers explore the health benefits of quality sleep. Our Sleep.com platform is differentiated by providing education through credible sources like sleep doctors, scientists and neurologists, inspiration through design resources and technology ideas, and wellness guidance through custom in-house and influencer-created content. Our approach is focused on continuing to build sleep expertise credibility and cultural relevance for our brand. Since inception in August 2020 through September 28, 2021, over 2.1 million unique visitors have visited Sleep.com. By providing helpful, interesting educational content, this platform allows us to maintain meaningful contact with consumers in the time span between one mattress product need and another, reinforcing our belief that we are the place to visit when it comes to sleep.
Competitive Landscape is Favorable for Omni-Channel Retailers with National Scale and a Physical Presence
The mattress and foundations industry is fragmented and comprised of mattress specialty retailers, furniture and department stores, club stores and DTC brands. Many of these market participants are not able to offer category expertise, a broad product offering or an omni-channel experience. For these reasons, customers have gravitated toward mattress specialty retailers, like us.
As consumer purchasing preferences continue to shift, we believe that mattress specialty retailers with category expertise and knowledge and an omni-channel model will succeed by allowing the

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customer to seamlessly transition between online and offline shopping and to personalize their purchasing experience. Therefore, the importance of a nationwide store footprint that can service the vast majority of the U.S. population, coupled with a best-in-class distribution, a leading digital platform and delivery network becomes critically important given the increased focus on convenience. According to research from the Better Sleep Council conducted in 2017, 92% of consumers say it is important to try out a mattress before making a purchase. Our differentiated suite of omni-channel capabilities positions us well to continue to gain share in a growing and fragmented market.
Our Strengths
We believe there are several key attributes that define and differentiate us and position us to continue to win in the attractive markets in which we operate.
Mattress Market Leader in the United States
We are the market leader in the U.S. retail mattress and foundations industry with, based on our analysis of data provided by industry sources, a market share of approximately 20% at the end of 2020. As the largest mattress specialty retailer by sales, market share and store count, we are a leading sleep retail brand in the United States. We are known for our comprehensive and diversified product assortment, exceptional customer service and compelling value proposition.
Our market-leading position is further supported by industry-leading reach, based on our analysis of data provided by industry sources and the largest marketing spend in the mattress retail industry, which provides us with approximately 30% share of voice, according to our estimates. Mattress Firm is a household name with approximately 140 million consumer touchpoints annually, across in-store, online and event sponsorships. We believe this exposure positions us to be top-of-mind for consumers when they begin their mattress purchase journey. To bolster our brand awareness, we launched our “Junk Sleep” campaign in July 2021, which has resulted in over 125 earned media placements and more than 3.2 billion potential impressions across earned, traditional, digital and social media from the launch date of the campaign in July 2021 through the end of September 2021.

(1)
Includes net revenue from our B&M and Other Business operating segments, excluding financing fees.

(2)
Includes net revenue from our Digital operating segment, excluding financing fees.

Proven Omni-Channel Strategy
We drive our sales by creating an omni-channel customer experience through our integrated platform that allows customers to transition across channels seamlessly and personalize their experience. A national, coast-to-coast physical network of 2,353 stores as of September 28, 2021 provides exceptional in-store customer service, which we enhance by leveraging our sleep expertise through our digital toolkit. In fiscal 2021, we had over 62 million website visitors to MattressFirm.com. In-store and online, customers can use our MattressMatcher digital tool to get real-time and personalized mattress recommendations. Customers can then test the bed at our conveniently located stores to assess comfort level before making a purchase. We combine this in-store option with an engaging digital experience, where they can learn about sleep, such as at Sleep.com, chat with Sleep Experts, browse mattresses and other sleep-related products and interact with digital tools, such as MattressMatcher. We

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believe that the combination of our best-in-class in-store and online experience allows our customers to transact irrespective of how, where and when they want to shop, so there is no reason for them to go outside of our expertise-led ecosystem.
Unparalleled Physical Infrastructure
We have the largest national, coast-to-coast retail footprint of any mattress specialty retailer in the United States with 2,353 stores as of September 28, 2021, with an estimated 82% of the U.S. population living within 10 miles of one of our stores (excluding areas without enough of a concentrated population to profitably support a store, thereby excluding approximately 28 million people in fiscal 2021, which determination we make based on a complex algorithm driven by a significant number of objective criteria, including, among others, market rents, population, population density, average household income and other demographics). We estimate that we are nearly twice the size of our next largest competitor (based on U.S. retail mattress sales) and eight times larger than the next largest multi-branded mattress specialty retailer in the United States (based on store count). Our national scale enables us to provide convenience to customers that we believe our competitors cannot match. Our industry-leading fulfillment capabilities are supported by 70 distribution centers and an extensive network of over 30 third-party delivery providers. This national footprint allows us to more efficiently manage our inventory and working capital. We are actively testing the option for same day delivery on all sales in six markets and in many markets we can already meet certain same day delivery requests from customers. Additionally, we offer a full range of white-glove delivery services, including in-home set-up and removal of old mattresses.

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Exceptional Customer Service and Personalized Experience Driven by Highly-Trained and Incentivized Team of Sleep Experts
We enhance our customers shopping experience with a superior level of service and personalized experience. As customers increasingly seek advice on sleep products, we have made meaningful investments to develop expertise across our team of “Sleep Experts.”
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Large and Highly Trained Salesforce.   We employ more than 6,500 highly-trained Sleep Experts, who each receive approximately 240 hours of training in a six- to eight-week new hire education program. Our Sleep Experts also complete approximately 200 hours of ongoing annual training thereafter, compared to the approximately 35-hour retail average in 2019, based on the Association for Talent Development’s 2020 State of the Industry Report. They leverage our customer-centric digital toolkit, such as MattressMatcher, that can be used online and in-store to personalize the mattress selection process. They also educate customers about our comfort, satisfaction and price guarantees, third-party financing programs, product warranties and the other aspects of our exceptional customer experience;

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Effective Incentive-based Compensation Structure.   In early 2020, we optimized the compensation structure for our Sleep Experts, shifting towards more commission-based compensation to better align with performance and profitability on an omni-channel basis. Sales per employee increased in the subsequent six months;

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Sleep Experts Support and Advocate for Our Omni-Channel Offering.   Our team developed and continues to improve tools that remove friction from our sales process by allowing our store managers to receive commission for any customers that visit a store but ultimately transact online and vice versa.

From fiscal 2019 to fiscal 2020, the number of Sleep Experts who generated annual revenue above $1 million increased by over 150%, and, from fiscal 2020 to fiscal 2021, that number increased by over 120%. Moving forward, we will continue to invest in education and new tools for our Sleep Experts, so we can maintain our reputation as an expertise-focused platform with the most knowledgeable and engaged sales force.
Comprehensive and Diversified Product Offering Driving Unique Value Proposition
We provide an expansive selection of brands and high-quality products across a wide range of technologies, styles and price points. Our differentiated value proposition allows us to meet our customers’ needs across an evolving lifecycle of consumer preferences and demographics. Our broad mattress assortment is driven by a mix of national brands, national exclusive brands and private brands, each catering to different customer preferences. We are the only mattress specialty retailer in the industry with all major national brands on omni-channel platforms, providing our customers with a best-in-class shopping experience. We stand behind the products we sell with our 120 Night Sleep Trial. If a mattress is not the perfect fit, we will happily pick it up and pair the customer with a new one, allowing an initially dissatisfied customer to switch to alternative brands, styles or technologies within the first 120 days of his or her original purchase. Because of our strong relationship with key suppliers, we are also able to offer customers many exclusive branded products and competitive prices, which adds to our differentiation. We also have a strong market position across all demographics, including the younger population. We believe we are well-positioned to acquire customers at a younger age and for life, with 33% of our customers transacting in the first seven months of 2021 categorized as “under 35 years old.”
We believe that our national scale, share of voice and omni-channel presence make us the retail partner of choice for major mattress brands. We are the number one retailer for Tempur-Pedic, Serta, Sealy, Purple, Stearns & Foster and Beautyrest brands (based on our purchases of units from these U.S. mattress vendors in 2020). Our approach centers around what we believe resonates with our customers, and we are nimble in adapting and changing our in-store, as well as online, offering based on innovation, technologies and customer demand.

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The following chart indicates revenue by brand type for fiscal 2021:
Attractive Financial Profile with Consistent Growth
We have consistently increased sales productivity and increasingly generated meaningful positive cash flow. We have also rationalized and optimized our store footprint over the last five years. From fiscal 2019 to fiscal 2020, we reduced our store count by 115 stores, or 4.5%, and from fiscal 2020 to fiscal 2021, we reduced our store count by 66 stores or 2.7% and believe we recaptured a significant share of sales from the closed stores. In addition, we streamlined our workforce and retained top-performing Sleep Experts. As a result, from fiscal 2019 to fiscal 2020, our net revenue increased by $294.3 million, our net loss decreased by $1,091.4 million, resulting in net income of $125.6 million, and Adjusted EBITDA increased by $102.9 million. Moreover, from fiscal 2020 to fiscal 2021, our net revenue increased by $1,136.3 million, net income decreased by $290.7 million, resulting in a net loss of $165.1 million, and Adjusted EBITDA increased by $412.9 million.
In 2020, COVID-19 accelerated several already growing channel trends and industry tailwinds that we believe are secular and likely to continue. In the United States there was growth in housing starts and housing turnover, which resulted in consumers investing more in their homes, particularly through purchases made while shopping online. As consumers’ preferences shifted towards online shopping, we ramped up our digital marketing efforts and omni-channel presence and believe we benefitted from such efforts, as evidenced by our 13.0% comparable sales growth in fiscal 2020. More specifically, we believe that by leveraging our digital platform, we have captured market share from online competitors, large and small furniture stores, mattress specialty retailers and department stores.
Importantly, we do not believe that consumer demand for mattresses purchased by our customers was unusually high in 2020. Domestic mattress unit sales (which are meaningfully more expensive than imported mattresses) grew only 2.6% in 2020, based on data from the ISPA. Based on this and other factors, we believe that our growth in 2020 was primarily derived from market share gains, and that there is minimal evidence that our sales were pulled forward from future periods and disproportionately captured in 2020 as a result of COVID-19. We believe that we will continue to win market share and grow at above-market rates as consumers continue to seek a true omni-channel experience.
Our highly variable cost structure, working capital management policy and increasingly robust Adjusted Free Cash Flow generation are all part of our improved financial profile. Our business model is based on an approximately 60% variable cost structure, given marketing spend and commission-based compensation structure, which allows us to quickly and effectively adapt to changing economic conditions or industry dynamics. Our working capital management policy, given inventory-light stores that primarily serve as showrooms, leverages our balance sheet to fuel growth and provides us with

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operating leverage. Since fiscal 2019, we have improved cash flow from operating activities and Adjusted Free Cash Flow. In fiscal 2021, we generated $452.6 million in cash flow from operating activities and $445.9 million in Adjusted Free Cash Flow, respectively. See “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted Free Cash Flow to cash flow from operating activities, the most comparable GAAP measure.
Best-in-Class Organization and Culture to Support Growth
Our entire organization shares a common goal: a relentless focus on being recognized as the trusted authority on sleep in the United States. We believe our data-driven accountability and performance culture continues to deliver outstanding results and supports such goals. We are currently led by a team of experienced executives with diverse backgrounds in the consumer and retail industry. Our management team has a proven track-record of delivering results through a focus on operational excellence, training and development and data-driven decision-making. Our leadership team is supported by an experienced board of directors and more than 8,600 employees across the United States, including more than 6,500 highly-trained and incentivized Sleep Experts in our retail stores.
Our Growth Strategy
According to our estimates, approximately 70% of all mattress buyers use online tools at some point during their customer journey, either starting with an online search, continuing online after an initial store visit or completing a transaction digitally. We therefore believe that companies that are able to offer a truly seamless omni-channel experience to their customers will win in the long-term. We have defined and formulated our growth strategy with this overarching concept in mind, and we believe that our multi-pillar growth strategy and omni-channel capabilities, along with our superior scale, position us to drive above-market growth and profitability in the markets we serve.
Build and Leverage our Brand and Expertise to Maintain our Leadership Position
We will continue to position Mattress Firm as the go-to sleep brand for customers and the trusted authority on sleep. Whether in-store, by talking with one of our more than 6,500 highly-trained and incentivized Sleep Experts, or online, by using our MattressMatcher tool or engaging with one of our digital platforms such as Sleep.com, we will leverage our powerful, expertise-led ecosystem to allow our customers to learn about sleep, receive advice and ultimately transact with us to purchase the optimal mattress for themselves. We will continue to invest behind our brand and customer awareness, to further diversify and expand our product offering to support our reputation.
Elevate Customer Experience across All Channels
We believe that we are well-positioned to continue to drive traffic, increase customer conversion and average order value by leveraging our omni-channel capabilities and better serving existing and new customers across all channels. We plan to grow by:
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Focusing on Customer Service and Personalized Experience.   We continue to evolve and optimize our service model to drive best-in-class customer experience. Our integrated omni-channel platform allows customers to transition seamlessly across channels and customize their journey. While customers start by browsing online or in-store, our team of highly-trained Sleep Experts provide high-touch personalized service and advice to help customers choose their best mattress or bedding product across all our physical locations and online. Our aspiration is to create a stress-free environment for customers to choose their sleep products, and we are launching our “Store of the Future” concept to create such experience and further engage our customers using our omni-channel capabilities; and

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Enhancing our Customer-Focused Digital Toolkit.   We will continue to invest in providing a personalized user experience when our customers start or continue their journey online. We will do so by harmonizing our digital marketing approach, offering an extended product aisle online and using data and analytics tools and capabilities, to create a seamless omni-channel experience.

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Leverage Data and Personalized Experience to Create Customers for Life
As a leading mattress retailer, we aim to develop customers for life. We believe that there are a meaningful number of mattress purchase opportunities over a customer’s lifetime, including college graduation, first apartment, first family home and retirement, among others, and we are therefore focused on the lifetime value of attracting new and retaining our existing customers. To accomplish this goal, we will continue to refine our customer engagement model to align with each customer’s preferences, purchasing process and lifecycle, including through the following efforts:
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Build Awareness. Continue to focus on “upper-funnel” marketing campaigns to allocate advertising dollars efficiently, identify potential customers and convince them that we are their sleep products retailer of choice;

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Facilitate Active Research. Refine and upgrade our omni-channel capabilities to encourage customers to use our in-store and digital toolkits to conduct mattress and sleep-related research;

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Offer a Seamless, Personalized Purchase Experience. Offer an engaging, personalized omni-channel experience and a market-leading value proposition;

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Engage with Customers Post-purchase. Enhance ongoing customer engagement by leveraging our digital toolkit, such as Sleep.com, so customers have access to a virtual Sleep Expert and interactive, educational resources when not in-store; and

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Increase Customer Loyalty. Focus on improving customer engagement and increase customer loyalty.

Accelerate Marketing Outcomes and Build Brand Recognition
We will continue to leverage our data-driven marketing capabilities across multiple channels to drive traffic to our stores and digital platform in a cost-effective way. We believe our ability to target and personalize our marketing will drive consumers to shop with us, increase conversion rates and increase average order value.
We have increased and optimized our marketing spend and aligned it with customer demand. In fiscal 2021, 58% of our marketing spend was digital. We plan to continue to utilize data and analytics capabilities to refine targets, track performance and accelerate our results. We will also be selectively investing in highly efficient “upper-funnel” marketing campaigns to further increase our brand recognition, strength and awareness, such as our “Junk Sleep” campaign. We are able to leverage our national scale and national presence to create efficiencies by running broad campaigns focused on building our brand that reach a wide audience across the United States. As a result, returns on our marketing investment have been increasing since 2019.
Moving forward, focusing on our “customer for life” strategy will allow us to increase repeat customer purchases and shorten replacement cycles. We believe that we will be able to continue to drive new and repeat customer growth with our targeted, locally-led and nationally supported marketing strategy.
Disciplined Footprint Expansion
We plan to reinforce our leadership in existing markets and restart our footprint expansion in some select underpenetrated markets. We have identified key markets, such as Los Angeles, CA and Buffalo/upstate NY, where we do not have a major presence and we believe we can successfully expand with attractive economics as well as filling out the remaining expansion opportunities in the Detroit market. We have developed a proven data-driven process for opening new locations, from site selection to post-opening local marketing initiatives, including tailoring floor offerings to local demand characteristics. We estimate potential for the key underpenetrated markets to be approximately new 300 stores over the next three years (without accounting for store closures). Newly opened stores, on average, have a payback period of approximately one year.
As part of our normal course operations, we plan to continue to monitor and, as necessary, close underperforming stores that no longer meet our operating and performance targets. The exit costs

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associated with such store closures typically are minimal and consist of unamortized leasehold improvements. Based upon our historical experience, we believe we will continue to achieve significant recapture rates from such closed stores with our nearby stores and digital platform.
Drive Operational Excellence to Fund Growth and Maximize Stockholder Value
We will continue to leverage our superior scale to fuel topline growth, enhance margins and drive operating leverage across our business. As we continue to serve more customers and operate our business using data-driven analytics, we will be able to analyze how our Sleep Experts perform and how our customers shop, both in-store and online. Our national scale and data-driven approach will allow us to learn from our day-to-day interactions, adapt our marketing efforts in real-time and continue to train our Sleep Experts on sleep and related best practices. We believe this will allow us to drive profitable revenue growth, including by maximizing attachment rates of auxiliary products, such as accessories and delivery, by minimizing discounted sales and by utilizing other opportunities to further drive topline efficiencies.
We expect to generate meaningfully increased efficiencies, leveraging our national scale and optimized retail footprint and digital operations, our distribution and delivery network, our corporate support functions, our national marketing reach, our training and development programs and our data and analytics capabilities, each over a growing revenue base. We also have an opportunity to expand gross margin by increasing share of our own private brands, including Sleepy’s and Tulo.
As a result of these growth strategies and our relatively low capital expenditures requirements, we expect to generate attractive growth, profitability and robust Adjusted Free Cash Flow to maximize value for our stockholders.

Corporate Information
We are a Delaware corporation formed on August 3, 2016 to facilitate the acquisition of Mattress Firm Holding Corp. and its mattress specialty retail business by Steinhoff International Holdings, N.V. (“Steinhoff International” and, together with its subsidiaries the “Steinhoff Group”). On September 7, 2021, we changed our name from Stripes US Holding, Inc. to Mattress Firm Group Inc.
In October 2018, Mattress Firm, Inc., its subsidiaries and certain of its affiliates filed voluntary petitions for relief under Title 11 of the U.S. Code in the U.S. Bankruptcy Court for the District of Delaware. Following our emergence from bankruptcy in November 2018, the Steinhoff Group owned 50.1% of our common stock and a group of creditors that provided exit financing (the “Creditor Stockholders”) owned the remaining 49.9%, in each case prior to dilution from equity awards granted to certain of our officers and non-employee directors.

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The following chart presents an overview of our ownership and organizational structure, after giving effect to this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Steinhoff International Holdings N.V.
(Frankfurt Stock Exchange: SNH
Johannesburg Stock Exchange: SNH)
Creditor Stockholders
Certain of Our Officers and Non-Employee Directors
Public Stockholders
%
%
%
%
Mattress Firm Group Inc..
(Delaware)
Guarantor – Senior Credit Facilities
Mattress Holding Corp.
(Delaware)
Borrower – Senior Credit Facilities
Mattress Firm, Inc.
(Delaware)
Guarantors – Senior Credit Facilities
Subsidiaries

Our principal executive offices are located at 10201 S. Main Street, Houston, Texas 77025 and our telephone number at that address is (713) 923-1090. Our internet address is www.mattressfirm.com. We also operate an internet site at . Please note that any references to www.mattressfirm.com and www.sleep.com in this prospectus are inactive references only and that our websites, and the information contained on, or accessible through, our websites is not part of nor incorporated into this prospectus.
Recent Developments
On September 24, 2021, our operating subsidiary, Mattress Firm, Inc. (the “Borrower”), entered into a new term credit agreement by and among our indirect wholly-owned subsidiary, Mattress Holding Corp. (“Holdings”), Barclays Bank PLC, as administrative agent, and the other financial institutions parties thereto from time to time as lenders (as amended, restated, modified or supplemented, the “2021 Term Loan”), in an aggregate principal amount of $1,250 million, which matures on September 24, 2028. The proceeds of the 2021 Term Loan were used, together with $665 million of available cash on hand, to:
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pay $523 million to satisfy all obligations and terminate all commitments under the Borrower’s existing term and asset-based revolving credit agreements, both dated as of November 25, 2020;

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make distributions and other payments of $1,350 million in aggregate to existing stockholders, current and former management and certain of our non-employee directors (see “Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Additional Discretionary Bonuses” and “ Executive Compensation—Compensation of Directors”); and

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the remaining $42 million was primarily used to pay related fees, costs and expenses in connection with the execution of 2021 Term Loan and related matters.

The Borrower may elect that the 2021 Term Loan bear interest at a rate per annum equal to either (i) a base rate (determined by reference to the highest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate and (2) the overnight bank funding rate,

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plus 0.5% and (c) one-month adjusted London Interbank Offered Rate (“LIBOR”) plus 1.00%) plus 3.25% or (ii) an adjusted LIBOR (which shall not be less than 0.75%) plus 4.25%. Additionally, the 2021 Term Loan is subject to amortization in equal calendar quarterly installments of principal in an amount equal to 0.25% of the aggregate principal amount of the 2021 Term Loan (which payment shall be reduced as a result of the application of certain prepayments, assignments and/or extensions, in each case, as set forth in the 2021 Term Loan) with the remaining balance payable at the final date of maturity. These quarterly payments in fiscal 2022 are expected to be $3.1 million per quarter. The 2021 Term Loan contains an annual requirement to calculate Excess Cash Flow (as defined in the 2021 Term Loan) and, if Excess Cash Flow exists, to prepay certain amounts of the 2021 Term Loan with the first payment due in the first quarter of fiscal 2023. See “Description of Certain Indebtedness.”
In addition, the Borrower entered into a new asset-based revolving credit agreement by and among Holdings, Barclays Bank PLC, as administrative agent, and the other financial institutions parties thereto from time to time as lenders (as amended, restated, modified or supplemented, the “2021 ABL Facility” and, together with the 2021 Term Loan, the “Senior Credit Facilities”), which provided an initial aggregate commitment amount of up to $125 million. As of September 28, 2021, no borrowings had been made under the 2021 ABL Facility.
Summary Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving business objectives or may adversely affect our business, results of operations and financial condition that you should consider before making a decision to invest in our common stock. These risks are discussed more fully under “Risk Factors” in this prospectus. Some of the most significant risks and uncertainties we face that may impact an investment in us include, among other matters, the following:
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the condition of the U.S. economy and U.S. consumer discretionary spending and a downturn in, or changing conditions of, the U.S. economy;

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the impact of COVID-19;

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a deterioration in our relationships with, or a deterioration of the brand images of, our primary suppliers;

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our dependence on a limited number of primary suppliers, and a failure by any of them to supply us with products in a timely manner or on acceptable terms or at all;

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product safety and quality control issues, including product recalls and product liability claims;

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intense competition and our ability to grow and maintain a competitive advantage;

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failure to successfully manage the challenges posed by our planned omni-focused growth;

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exposures to local economies, as well as local weather conditions and natural disasters as a result of our geographic concentration;

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our ability to establish and maintain a strong, favorable brand presence with consumers and successfully anticipate consumer trends;

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our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related forecasting, planning and control processes;

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our significant indebtedness under, and restrictions contained in, our Senior Credit Facilities;

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our ability to retain our senior management team and other key personnel;

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our ability to maintain effective internal controls over financial reporting;

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failure to protect the integrity, security and use of sensitive and confidential data that we hold relating to us and our customers, associates and suppliers;

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system failures, disruptions, security breaches or cyberattacks that could interrupt our information technology systems and operations; and

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the Steinhoff Group’s potentially differing interests from those of our other stockholders as well as sales or other transfers of our common stock by the Steinhoff Group as a result of its debt obligations and pursuant to various disputes and proceedings.

The Offering
Common stock offered by the selling stockholders
          shares
Option to purchase additional shares of common stock
The selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional          shares of common stock on a pro rata basis at the initial public offering price less the underwriting discount.
Shares of common stock to be outstanding after this offering shares
Use of proceeds
We will not receive any proceeds from the sale of our common stock by the selling stockholders in the offering (including pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).
However, we will pay certain expenses, other than the underwriting discount, in connection with this offering.
Dividend policy
We currently expect to retain all future earning for use in the operation and expansion of our business and do not anticipate paying dividends on our common stock for the foreseeable future. Any future determinations with respect to the declaration, amount and payment of any dividends on our common stock will be subject to the sole discretion of our board of directors, and will depend on various factors, including applicable law. In addition, our ability to pay dividends is, and in the future may be, limited by the agreements governing any of our indebtedness we or our subsidiaries currently have or may in the future incur. See “Dividend Policy.”
Exchange / symbol
          / “MFRM”
Risk factors
You should read the “Risk Factors” section in this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.
The number of shares of our common stock outstanding immediately after this offering is based on           shares of our common stock outstanding immediately prior to this offering, and:
•
reflects the issuance of           shares of our common stock upon settlement (to occur with respect to certain RSUs within 30 days after the closing of this offering and with respect to other RSUs within six months after the closing of this offering) of (i) performance-based restricted stock units (“Performance-Based RSUs”) awarded to certain of our officers (which performance conditions have been satisfied) and (ii) time-based restricted stock units (the “Time-Based RSUs”) for which the time-based conditions have been satisfied on or prior to the closing of this offering awarded to certain of our officers and non-employee directors, all of which restricted stock units (“RSUs”) were granted under our 2019 Omnibus Incentive Plan (the “2019 Plan”) and outstanding as of September 28, 2021;

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•
does not include           shares of our common stock issuable upon settlement of Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering awarded to certain of our officers under the 2019 Plan and outstanding as of September 28, 2021;

•
includes           shares of our common stock issuable immediately following the closing of this offering upon the expected exercise of the stock options awarded to certain of our non-employee directors under the 2019 Plan outstanding as of September 28, 2021 at an exercise price of $      per share;

•
does not include           shares of common stock reserved for issuance under our 2022 Omnibus Incentive Plan (the “2022 Plan”), which our board has approved and we intend to adopt in connection with this offering. See “Management—Executive Compensation—Compensation Arrangements Adopted in Connection with this Offering—2022 Omnibus Incentive Plan.” No additional grants will be made under the 2019 Plan;

•
does not include            RSUs (all of which will be subject to vesting) to be issued under our 2022 Plan, that are expected to be granted to certain employees in connection with this offering;

•
assumes no exercise by the underwriters of their option to purchase additional shares from the selling stockholders;

•
assumes that the initial public offering price of our common stock will be $      per share (which is the midpoint of the price range on the cover page of this prospectus);

•
gives effect to a           -to-one stock split effected on           ,           ; and

•
gives effect to our amended and restated certificate of incorporation and amended and restated bylaws to be adopted in connection with the closing of this offering.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Summary Historical Consolidated Financial and Other Data
We present below our summary consolidated historical financial data for and as of the fiscal years ended October 1, 2019, September 29, 2020 and September 28, 2021. We have derived this data from our audited consolidated financial statements included elsewhere in this prospectus.
The following tables reflect the restatement of our audited consolidated financial statements as of and for the fiscal year ended September 28, 2021. Please see Note 20 — Restatement of Previously Issued Consolidated Statement of Cash Flows to the consolidated financial statements. We adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), ASU No. 2018-10, Codification Improvements to Leases, Topic 842, and ASU No. 2018-11, Targeted Improvements (collectively “Topic 842”) effective as of October 2, 2019. As a result of this change in accounting standards, certain of our financial information for the fiscal 2019 is not comparable to the subsequent periods, such as fiscal 2020 and fiscal 2021.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the summary consolidated historical financial and other data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” “Basis of Presentation” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Statement of Operations Data
	Fiscal Year Ended
(in millions, except share and per share data)	October 1, 2019		September 29, 2020		September 28, 2021
Net revenue		$2,962.3		$3,256.6		$4,392.9
Cost of sales		2,046.1		2,142.6		2,530.3
Total gross profit		916.2		1,114.0		1,862.6
Operating expenses:
Sales and marketing expenses		708.9		704.9		950.0
General and administrative expenses		276.1		247.2		316.1
Special bonus and director fees		—		—		151.9
Impairment of intangible assets		568.9		—		—
Impairment of goodwill		244.2		—		47.2
Total operating expenses		1,798.1		952.1		1,465.2
(Loss) income from operations		(881.9)		161.9		397.4
Other expense (income):
Interest expense, net		107.3		122.3		54.6
Remeasurement of embedded derivatives		12.2		(131.7)		—
Loss from debt extinguishments		8.5		—		490.3
(Loss) income before income taxes		(1,009.9)		171.3		(147.5)
Income tax (benefit) expense		(44.1)		45.7		17.6
Net (loss) income		$(965.8)		$125.6		$(165.1)
(Loss) income per common share:
Basic	$		$		$
Diluted	$		$		$
Weighted average common shares outstanding:
Basic
Diluted

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Balance Sheet Data
(in millions)	September 29, 2020	September 28, 2021
Cash and cash equivalents	$504.6	$209.7
Inventories(1)	216.4	210.2
Working capital(2)	(7.4)	(443.6)
Total assets	3,797.7	3,539.1
Net long-term debt(3)	235.0	1,199.6
Total stockholders’ equity	1,441.6	77.2

(1)
Inventories is defined as the purchase price paid to vendors, adjusted to include the effect of vendor incentives that are generally based on a percentage of the cost of purchased merchandise. We utilize the weighted average cost method for determining inventory cost. Inventory is held at the lower of cost or net realizable value.

(2)
Working capital is defined as current assets less current liabilities.

(3)
Net long-term debt is defined as long-term debt net of unamortized discount and debt issuance costs.

Cash Flow Data
	Fiscal Year Ended
(in millions)	October 1, 2019	September 29, 2020	September 28, 2021 (As Restated)
Net cash (used in) provided by operating activities	$(9.3)	$379.0	$452.6
Net cash used in investing activities	$(41.1)	$(46.3)	$(102.2)
Net cash provided by (used in) financing activities	$209.3	$(3.1)	$(645.3)
Operational Data and Other Financial Data(1)
	Fiscal Year Ended
(in millions, except percentages, number of stores at year-end and average order value)	October 1, 2019	September 29, 2020	September 28, 2021
	(unaudited)
Comparable sales growth(2)	7.5%	13.0%	36.1%
Revenue per store(3)	$1.0	$1.2	$1.7
Number of stores at year-end	2,534	2,419	2,353
Average order value(4)	$999	$970	$1,111
Website visitors(5)	27	56	62
Adjusted EBITDA(6)	$153.4	$256.3	$669.2
Net income margin(7)	NM	3.9%	NM
Adjusted EBITDA margin(6)	5.2%	7.9%	15.2%
Adjusted Net (Loss) Income(8)	$(34.9)	$71.5	$444.6
Capital expenditures	$41.1	$47.4	$97.2
Adjusted Free Cash Flow (As Restated)(9)	$(50.4)	$331.6	$445.9

NM = Not meaningful
(1)
This table contains non-GAAP financial measures which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. These non-GAAP financial measures include Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss) and Adjusted Free Cash Flow. These non-GAAP financial measures should be considered along with, but not as alternatives to, the financial performance measures as

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
calculated in accordance with GAAP. See “Non-GAAP Financial Measures” for a discussion of the usefulness, limitations and comparability of these non-GAAP financial measures.
(2)
Comparable sales are comprised of net revenue, net of discounts, returns and excluding customer financing fees, franchise fees and royalty income. A store is included in the comparable sales calculation on the first day of the thirteenth full fiscal month following such store’s opening. When a store is relocated, it is treated as a new store for purposes of this calculation. Comparable sales allow us to evaluate how our overall ecosystem is performing by measuring the change in period-over-period net revenue from physical stores that have been open for the applicable period and related online sales, assigned based on delivery address.

(3)
Revenue per store is defined as revenue from our B&M operating segment divided by the average number of stores for the applicable period presented.

(4)
Average order value is defined as net revenue, excluding customer financing fees, sales returns and exchange reserve, which totaled $77.5 million, $86.0 million and $90.6 million in fiscal 2019, fiscal 2020 and fiscal 2021, respectively, and income from Custom Fundraising Solutions (“CFS”) and franchise and royalty income, which totaled $9.9 million, $6.3 million and $7.2 million in fiscal 2019, fiscal 2020 and fiscal 2021, respectively, divided by the number of transactions for such fiscal periods.

(5)
Website visitors is defined as the number of website users, identified by internet protocol addresses and devices that have initiated at least one session on MattressFirm.com during the period. The number of website visitors is meaningful to our management of our digital channel because it allows us to better understand and measure (i) our customer engagement and conversion rates, (ii) our share of voice and its impact on driving visitors to our digital assets and (iii) the success of our omni-channel strategy.

(6)
Adjusted EBITDA is defined as net income (loss) before interest expense, net, income tax expense (benefit) and depreciation and amortization expense, as further adjusted to exclude impairment of intangible assets, impairment of goodwill, impairment of property and equipment and operating lease right-of-use assets and loss on disposal of property and equipment, loss from debt extinguishments and related adjustments to embedded derivatives, stock and other non-cash compensation, inventory reconfiguration initiative, restructuring costs, net, special bonus and director fees and offering costs. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenue.

(7)
Net income margin is defined as net income divided by net revenue.

The following table provides a reconciliation of net (loss) income to Adjusted EBITDA for the periods presented. See “Non-GAAP Financial Measures” for further information, including usefulness, limitations and comparability.
	Fiscal Year Ended
(in millions, except for percentages)	October 1, 2019	September 29, 2020	September 28, 2021
Net (loss) income	$(965.8)	$125.6	$(165.1)
Interest expense, net	107.3	122.3	54.6
Remeasurement of embedded derivatives	12.2	(131.7)	—
Income tax (benefit) expense	(44.1)	45.7	17.6
Depreciation and amortization expense	69.1	57.6	57.3
Impairment of intangible assets	568.9	—	—
Impairment of goodwill	244.2	—	47.2
Impairment of property and equipment and operating lease right-of-use assets and loss on disposal of property and equipment(a)	12.5	15.0	8.6
Loss from debt extinguishments(b)	8.5	—	490.3
Stock and other non-cash compensation(c)	8.2	13.2	3.7
Inventory reconfiguration initiative(d)	9.9	8.6	—
Restructuring costs, net(e)	122.5	—	—
Special bonus and director fees(f)	—	—	151.9
Offering cost(g)	—	—	3.1
Adjusted EBITDA	$153.4	$256.3	$669.2
Net revenue	$2,962.3	$3,256.6	$4,392.9
Adjusted EBITDA Margin	5.2%	7.9%	15.2%

(a)
We recorded loss on disposal of property and equipment primarily in connection with the store closings of $3.2 million, $1.8 million and $2.6 million for fiscal 2019, fiscal 2020 and fiscal 2021, respectively, an impairment on operating lease right-of-use assets of $9.5 million and $4.7 million for fiscal 2020 and fiscal 2021, respectively, and an impairment on property and equipment for underperforming store assets of $9.3 million, $3.7 million and $1.3 million for fiscal 2019, fiscal 2020 and fiscal 2021, respectively.

(b)
Represents a loss recorded upon the extinguishment of debt in fiscal 2019 associated with the Chapter 11 restructuring. Represents loss recorded upon the extinguishments of debt in fiscal 2021 associated with extinguishment of (i) the

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
unfunded $150.0 million paid-in-kind loan (the “2018 PIK Loan”) and $418.0 million term loan (the “2018 Term Loan” and, together with the 2018 PIK Loan, the “2018 Loans”), (ii) the 2020 Term Loan, (iii) the $125 million ABL Facility entered into on November 21, 2018 (“2018 ABL Facility”) and (iv) the $125 million ABL Facility entered into on November 25, 2020 (“2020 ABL Facility”).
(c)
Represents stock and other non-cash compensation associated with our 2019 Plan.

(d)
During the fourth quarter of fiscal 2019 and during the first quarter of fiscal 2020, we undertook an initiative to re-configure and provide inventory slot availability within our B&M showrooms to facilitate the introduction of various new products. Costs incurred for the initiative include inventory liquidation and related sales associate incentive expenses.

(e)
Represents costs incurred by us associated with the restructuring program undertaken in conjunction with the Chapter 11 restructuring in fiscal 2019, including $90.2 million of lease termination fees, $42.8 million of legal and other professional fees and $10.8 million of various other costs, including inventory liquidation and severance, partially offset by the reversal of $21.3 million of portfolio fair value adjustments as a result of lease terminations.

(f)
Represents (i) a discretionary performance bonus of $135.3 million paid to eligible current and former employees in recognition of efforts made to exit bankruptcy and our post-restructuring transformation (ii) a payment of additional fees to certain non-employee directors of $14.6 million and (iii) and $2.0 million of payroll taxes associated therewith. These payments to our current and former employees and non-executive directors were made concurrently with the payment of a distribution to our common stockholders on September 24, 2021, in lieu of any adjustment to outstanding RSU awards.

(g)
Represents costs incurred during fiscal 2021 associated with this offering.

(8)
Adjusted Net (Loss) Income is defined as net (loss) income adjusted to exclude remeasurement of embedded derivatives, impairment of intangible assets, impairment of goodwill, impairment of property and equipment and operating lease right-of-use asset and loss on disposal of property and equipment, loss from debt extinguishments, stock and other non-cash compensation, inventory reconfiguration initiative, restructuring costs, net, special bonus and director fees, offering costs and net tax (expense) benefit of these adjustments and other discrete tax items.

The following table provides a reconciliation of net (loss) income to Adjusted Net (Loss) Income for the periods presented:
	Fiscal Year Ended
(in millions)	October 1, 2019	September 29, 2020	September 28, 2021
Net (loss) income	$(965.8)	$125.6	$(165.1)
Adjustments:
Remeasurement of embedded derivatives	12.2	(131.7)	—
Impairment of intangible assets	568.9	—	—
Impairment of goodwill	244.2	—	47.2
Impairment of property and equipment and operating lease right-of-use asset lease and loss on disposal of property and equipment(a)	12.5	15.0	8.6
Loss from debt extinguishments(b)	8.5	—	490.3
Stock and other non-cash compensation(c)	8.2	13.2	3.7
Inventory reconfiguration initiative(d)	9.9	8.6	—
Restructuring costs, net(e)	122.5	—	—
Special bonus and director fees(f)	—	—	151.9
Offering cost(g)	—	—	3.1
Total Adjustments	986.9	(94.9)	704.8
Net tax (expense) benefit of adjustments(h)	(56.0)	25.2	(69.2)
Discrete tax items(i)	—	15.6	(25.9)
Adjusted Net (Loss) Income	$(34.9)	$71.5	$444.6

NM = Not meaningful
(a)
We recorded a loss on disposal of property and equipment primarily in connection with the store closings of $3.2 million, $1.8 million and $2.6 million for fiscal 2019, fiscal 2020 and fiscal 2021, respectively, an impairment on operating lease of right-of-use assets of $9.5 million and $4.7 million for fiscal 2020 and fiscal 2021, respectively, and an impairment on property and equipment for underperforming store assets of $9.3 million, $3.7 million and $1.3 million for fiscal 2019, fiscal 2020 and fiscal 2021, respectively.

(b)
Represents loss recorded upon the extinguishment of debt in fiscal 2019 associated with the Chapter 11 restructuring. Represents loss recorded upon the extinguishments of debt in fiscal 2021 associated with extinguishment of (i) the 2018 Loans, (ii) the 2020 Term Loan, (iii) the 2018 ABL Facility and (iv) the 2020 ABL Facility.

(c)
Represents stock and other non-cash compensation associated with our 2019 Plan.

(d)
During the fourth quarter of fiscal 2019 and during the first quarter of fiscal 2020, we undertook an initiative to

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
re-configure and provide inventory slot availability within our B&M showrooms to facilitate the introduction of various new products. Costs incurred for the initiative include inventory liquidation and related sales associate incentive expenses.
(e)
Represents costs incurred by us associated with the restructuring program undertaken in conjunction with the Chapter 11 restructuring in fiscal 2019, including $90.2 million of lease termination fees, $42.8 million of legal and other professional fees and $10.8 million of various other costs, including inventory liquidation and severance, partially offset by the reversal of $21.3 million of portfolio fair value of lease adjustments as a result of lease terminations.

(f)
Represents (i) a discretionary performance bonus of $135.3 million paid to eligible current and former employees in recognition of efforts made to exit bankruptcy and our post-restructuring transformation, (ii) a payment of additional fees to certain non-employee directors of $14.6 million and (iii) and $2.0 million of payroll taxes associated therewith. These payments to our current and former employees and non-executive directors were made concurrent with the payment of a distribution to our common stockholders on September 24, 2021 in lieu of any adjustment to outstanding RSU awards.

(g)
Represents costs incurred during fiscal 2021 associated with this offering.

(h)
Represents the net impact on GAAP tax related to the adjustments to net income (loss).

(i)
Represents the reversal of discrete tax items incurred during the period.

(9)
Adjusted Free Cash Flow is defined as net cash provided by (used in) operating activities, less capital expenditures plus cash payment of deferred paid-in-kind interest.

The following table provides a reconciliation of net cash (used in) provided by operating activities to Adjusted Free Cash Flow for the periods presented:
	Fiscal Year Ended
(in millions)	October 1, 2019	September 29, 2020	September 28, 2021 (As Restated)
Net cash (used in) provided by operating activities	$(9.3)	$379.0	$452.6
Less: Capital expenditures	41.1	47.4	97.2
Plus: Cash payment of deferred paid-in-kind interest(a)	—	—	90.5
Adjusted Free Cash Flow	$(50.4)	$331.6	$445.9

(a)
Amount represents the cash payment of paid-in-kind interest deferred in fiscal 2019 and fiscal 2020, paid in connection with the extinguishment of the 2018 Loans in November 2020.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations, financial condition and future prospects may be adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. Many of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
Risks Related to Our Business
Our results of operations are dependent on the condition of the U.S. economy and U.S. consumer discretionary spending and a downturn in, or changing conditions of, the U.S. economy may cause a decline in U.S. consumer discretionary spending and may adversely affect our business, results of operations and financial condition.
Our results of operations are affected by the relative condition of the U.S. economy. All of our revenue is generated within the United States, making our results of operations dependent on the U.S. economy and consumer discretionary spending. Pressure on discretionary income brought on by economic downturns and slow recoveries, including housing market declines, pandemics or other widespread health crises, financial market volatility, changing energy prices, fiscal uncertainty, political uncertainty and weak labor markets, may cause consumers to reduce the amount they spend on discretionary items, including mattresses and other sleep-related products, and as a result, could materially adversely affect our business, results of operations and financial condition. General economic conditions, which are beyond our control and impact consumer discretionary spending, are affected by, among others:
•
consumer confidence in the economy;

•
wages, jobs and unemployment trends;

•
consumer debt levels;

•
consumer credit availability;

•
the housing market, including real estate prices and mortgage rates;

•
gasoline and fuel prices;

•
interest rates and inflation;

•
price deflation, which may result from the introduction of low cost imports;

•
slower rates of growth in real disposable personal income;

•
natural disasters;

•
national security concerns;

•
cyber-attacks;

•
outbreaks of pandemics or contagious disease, including the continued prevalence, resurgence and severity of COVID-19;

•
tax rates and tax policy;

•
immigration policy;

•
legislation and regulation, including the provision of economic relief, such as stimulus payments;

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•
trade disputes, labor shortages and other disruptions to the supply chain;

•
national and international security and safety concerns; and

•
other factors that influence consumer confidence and spending.

Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude.
The impact of COVID-19 has adversely affected and may continue to adversely affect our business, results of operations and financial condition.
In March 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. As a result of this declaration, as well as the imposition of various restrictions by governmental authorities and our own internally-imposed restrictions, each of which were and are intended to protect the health and safety of our associates, customers and communities, we closed our corporate headquarters and the majority of our stores during the three months ended June 30, 2020. Specifically, approximately 65% of our stores were closed for the majority of April 2020 and approximately 40% of our stores were closed for the majority of May 2020. In connection with such closures, we also temporarily furloughed a significant portion of our workforce, partially suspended lease payments and began lease renegotiations across our entire real estate portfolio. The COVID-19 pandemic has also necessitated the imposition of significant new safety measures to which we must adhere to safely serve our customers, while also providing for the safety of our associates, including, in certain cases, limitations on the number of customers allowed in our stores at any given time, increased distancing, face coverings, enhanced cleaning and sanitization protocols, and the temporary closure of certain of our facilities, including, but not limited to, retail stores and distribution centers, for cleaning and sanitization protocols. Each of these necessary measures has substantially increased our operating costs, including, but not limited to, costs incurred to implement the operational changes described above. As the COVID-19 pandemic continues, including the emergence of more virulent or transmissible variants, various governmental authorities and we may impose further requirements and restrictions on the operations of our facilities and business, such as, without limitation, the temporary, full or partial closures of our stores and distribution centers, that are intended to protect the health and safety of our associates, customers and communities. These requirements and restrictions are costly and disruptive to our business and as such may materially adversely affect our business, results of operations and financial condition.
Consumer spending generally may also be adversely affected by continued health concerns relating to the COVID-19 pandemic and by general macroeconomic conditions, including the impacts of any economic slowdown or recession resulting from the COVID-19 pandemic. Any decreased spending at our stores or online caused by decreased consumer confidence and spending, or unwillingness to visit our stores in-person as a result of the continued pandemic could result in a loss of revenue and profits and other material adverse effects. Also, if we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate for a particular region or our company as a whole, we could suffer damage to our reputation and our brand, which could adversely affect our business, results of operations and financial condition.
The COVID-19 pandemic may also have a material adverse effect on our business, results of operations and financial condition by causing disruption to our supply chain. If the factories that manufacture our products or components of those products, the suppliers that supply us with our products, the distribution centers where we manage our inventory, or the operations of our logistics and other service providers are disrupted, temporarily closed or experience worker or raw material shortages, we may see further disruptions or delays in shipments and adverse effects to pricing of certain components of our products. The COVID-19 pandemic has already impacted the suppliers of products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured and the redirection of raw materials for personal protective equipment and medical devices, which has resulted in inventory shortages and, in some cases, lengthened the time it has taken for us to deliver products to our customers.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The full extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, including new information which may emerge concerning the severity of the pandemic, new variants and any actions or inactions to contain COVID-19 or mitigate its impact, among others, which are highly uncertain and cannot be predicted. The extent of the impact of COVID-19 on our business, results of operations and financial condition will also depend on the duration and spread of the outbreak, including whether available vaccines prove to have long-term efficacy or full acceptance, currently in-force and potential future vaccine mandate regulations and requirements, further mutations or related variants of the virus (or even the threat or perception that this could occur), within the markets in which we operate and the related impact on consumer confidence and spending, labor supply or product supply, all of which are highly uncertain. Actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic may result in us becoming a party to litigation claims or legal proceedings, including, but not limited to, claims from our landlords arising from partially suspended rental payments and claims relating to our customers or associates becoming ill after visiting or working in our stores and other facilities, which could consume significant financial and managerial resources, result in decreased demand for our products and injury to our reputation. An extended period of ongoing disruption could materially affect our business, results of operations and financial condition.
A deterioration in our relationships with, or a deterioration of the brand images of, our primary suppliers could adversely affect our brand and customer satisfaction and result in reduced revenue and operating results.
Tempur Sealy and Serta Simmons are our primary suppliers of nationally branded mattresses. Purchases of products from these manufacturers accounted for 36.6% and 27.8%, respectively, in fiscal 2021, of our mattress product costs. Because of the large volume of our business with these manufacturers and our use of their branding in our marketing initiatives, our success depends on the continued popularity and reputation of these suppliers.
The partial or complete termination of, or prolonged negotiation over renewals or changes to, our supply agreements with our primary suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost sales, harm to our reputation and ability to attract customers, added costs and distribution delays that could have a material adverse effect on our business, results of operations and financial condition. For example, in February 2017, following failed renegotiations related to our then-effective supply agreement with Tempur Sealy, Tempur Sealy sent us a notice of termination, and our supply of Tempur Sealy products ended during the subsequent fiscal quarter. As a result, we were unable to sell Tempur Sealy products, including all three national brands of Tempur-Pedic, Sealy and Stearns & Foster, until October 2019, when our supply of such products resumed following our entry into a new supply agreement with Tempur Sealy in June 2019.
Additionally, our continued focus on increasing market share may result in a material adverse effect on retailers who have different relationships with either of these suppliers or our other suppliers, which could affect our relationship with these suppliers. Any (i) deterioration of their brand image, (ii) reduction in supplier incentives, (iii) adverse change in our relationship with any of them, (iv) adverse change in their financial condition, production efficiency, product development or marketing capabilities, (v) disruptions to their supply of raw materials or production capabilities or (vi) change in their management could materially adversely affect our own brand, our product assortment and the level of our customers’ satisfaction, among others, which could result in a material adverse effect on our business, results of operations and financial condition.
We depend on a limited number of primary suppliers, and a failure by any of them to supply us with products in a timely manner or on acceptable terms or at all may impair our inventory and adversely affect our ability to meet customer demands, which could result in a decrease in net revenue.
Our current suppliers may not continue to sell or deliver products to us in a timely manner on acceptable terms or at all, and we may not be able to establish relationships with new suppliers to ensure delivery of products in a timely manner or on terms acceptable to us, as well as ensuring that

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
such merchandise complies with applicable product safety laws and regulations, and meets customer demands. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. We are also dependent on suppliers for assuring the quality of merchandise supplied to us. Our suppliers’ ability to sell and deliver sufficient quantities of products to us, on acceptable terms or at all, ensure compliance with applicable product safety laws and regulations and meet customer demands may fluctuate based on a number of factors beyond our control, including:
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oil prices and other energy-related costs;

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changes in supply and demand;

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general economic conditions;

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severe weather;

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labor costs;

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competition;

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import duties;

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tariffs;

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supply chain constraints or disruptions;

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currency exchange rates;

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government regulation; and

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unforeseen casualty events.

Our inability to acquire a sufficient quantity of suitable merchandise in the future or the loss of one or more of our suppliers and our failure to timely or effectively replace them may harm our relationship with our customers and our ability to attract new customers, resulting in a material adverse effect on our business, results of operations and financial condition.
Moreover, the countries in which our merchandise or components thereof are currently manufactured, or may be manufactured in the future, could become subject to new trade restrictions imposed by the U.S. or other foreign governments. Trade restrictions, including increased tariffs or quotas, embargoes and customs restrictions, on mattresses, as well as domestic or foreign labor strikes, work stoppages or boycotts, including as a result of the COVID-19 pandemic, could increase the cost or reduce the supply of merchandise available to us and have a material adverse effect on our business, financial condition and results of operations. In addition, our merchandise supply could be impacted if our suppliers’ imports become subject to existing or future duties and quotas, or if our suppliers face increased competition from other companies for production facilities, import quota capacity and shipping capacity. Moreover, we may not be able to adjust the prices of our products or other fees charged to our customers, especially in the short term, to recover these cost increases in raw materials and energy. Any increase in the cost of our merchandise or limitation on the amount of merchandise we are able to purchase could have a material adverse effect on our business, results of operations and financial condition.
We depend on our executive officers and other key employees, and if we lose the services of such persons, we may not be able to run our business effectively.
Our future success depends in part on our ability to attract and retain key executive, merchandising, marketing, operational and sales personnel. In connection with our emergence from bankruptcy and the adoption of the 2019 Plan, we granted RSUs and Phantom PIK Loan Awards to certain of our officers. The value of these awards has appreciated considerably with the rapid growth of our business. In addition, as a result of this growth, our senior management received an additional discretionary bonus in September 2021, which, together with the vesting of the RSUs and Phantom PIK Loan Awards anticipated to occur immediately following the closing of this offering, will result in significant cash and stock payments. As a result of these significant payments to our senior management, we cannot assure you that we will be able to retain their services. See “Executive Compensation—Compensation Discussion and Analysis.”

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
If any executive officer or other key employee ceases to be employed by us, we would have to hire additional qualified personnel. Our ability to successfully attract and hire other experienced and qualified employees to fill key operational or executive roles cannot be assured. In addition, we face competition for these professionals from our competitors, our suppliers and other companies operating in our industry as well as other non-retail companies. Additionally, if our employees have insufficient bandwidth to perform their operational responsibilities and implement our strategic initiatives, our business performance could suffer.
As a result, the loss or unavailability of any number of our executive officers or key employees due to any of the factors discussed above would likely have a material adverse effect on our business, results of operations and financial condition.
We have incurred significant losses from operations in the past and we may not be able to return to, maintain or increase our profitability.
We have incurred significant net losses in the past. Our net loss was $965.8 million for fiscal 2019, which was primarily driven by impairments of goodwill and intangibles and $165.1 million for fiscal 2021, which was primarily driven by the loss from debt extinguishments in connection with the repayment of the 2018 Loans and the entry into the 2021 Term Loan and payment of special bonus and director fees. Additionally, we have experienced, and may continue to experience, significant fluctuations in our net income (loss). Our ability to continue to generate revenue and maintain profitability depends upon our ability to successfully source, market and distribute our products. We expect to continue to incur significant expenses as we seek to grow our business. A meaningful portion of our expenses are fixed, including certain expenses related to our stores and personnel. Our expenses will also increase as we grow and operate as a public company and add operational, financial and management personnel, including personnel to support our transition to being a public reporting company. As a result, we may incur net losses in the future, including in connection with our stock-based compensation expenses which we expect to substantially increase in the first fiscal quarter following the closing of this offering, the majority of which will be determined based upon our value at the closing of this offering. Our net losses have had, and may continue to have, an adverse effect on our stockholders’ equity and working capital. There can be no assurance that we will return to or maintain profitability and, even if we do maintain profitability, we may not be able to increase profitability. If we are unable to return to or maintain profitability, the value of our equity securities may be adversely affected. In addition, our net cash flow from operations has been in the past, and may be in the future, negative.
Product safety and quality control issues, including product recalls and product liability claims, could harm our reputation, divert resources, reduce revenue and increase costs.
The products we sell in our stores are subject to regulation by the U.S. Consumer Product Safety Commission and similar state regulatory authorities. Such products could be subject to recalls and other actions by these authorities, and to product liability claims if the use of any such products results in personal injury or property damage. Product safety concerns may require us to voluntarily remove selected products from our stores or recall such products from our customers who purchased them. Further, because we do not manufacture our products, we are partially dependent on our manufacturers to maintain our high standards of quality. The insurance we maintain against product liability claims may not continue to be available on terms acceptable to us and such coverage may not be adequate to cover the types of liabilities actually incurred. A successful claim brought against us, if not fully covered by available insurance coverage, or any claim or product recall that results in significant adverse publicity against us and damage to our reputation, could result in customers purchasing fewer of our products and could have a material adverse effect on our business, results of operations and financial condition. Such recalls, voluntary removal of products and product liability claims can result in, among others, lost sales, increased return rates, diverted resources, potential harm to our reputation and increased customer service costs, which could have a material adverse effect on our business, results of operations and financial condition.
Our ability to grow and become profitable, and thereafter remain so, may be limited by direct or indirect competition in the U.S. retail bedding industry, which is highly competitive.
The retail bedding industry in the United States is highly competitive. Participants in the bedding industry compete primarily based on store location, service, price, product selection, brand name

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
recognition and marketing. There can be no assurance that we will be able to continue to compete favorably with our competitors in these areas. Our retail competitors include other mattress specialty retailers with a national presence, such as Sleep Number, regional and local specialty retailers of bedding, national and regional chains of retail furniture stores carrying bedding, department store chains with bedding departments, big box retailers, warehouse clubs, factory direct stores, non-traditional mattress specialty retailers and e-commerce retailers, such as amazon.com. We also have experienced increased competition from online mattress specialty retailers, such as Casper, Purple and us-mattress.com. If we are unable to continue offering a compelling alternative to the shopping experience provided by online mattress specialty retailers or there is, in general, a significant shift in consumer preference to buying mattresses online, there could be a resulting decrease in traffic to our brick and mortar retail store locations, which could have a material adverse effect on our business, results of operations and financial condition.
Additionally, retail furniture stores or bedding manufacturers may open retail locations specifically targeting specialty bedding as a way to directly compete with us and other mattress specialty retailers. For example, in the period prior to our bankruptcy, we faced heightened competition that materially adversely affected our results of operations, impacting both our revenue and net income. In particular, the entry of online mattress specialty retailers, such as Casper, Purple and us-mattress.com, into the retail bedding industry increased the number of options available to customers. Certain of our competitors have substantially greater financial and other resources than us. Accordingly, we may face periods of intense competition in the future that could have a material adverse effect on our planned growth and future results of operations. In addition, the barriers to entry into the retail bedding industry are relatively low. New or existing bedding retailers could enter our markets and increase the competition we face. Competition in existing and new markets may also prevent or delay our ability to gain relative market share. Any of the developments described above could have a material adverse effect on our planned growth and our business, results of operations and financial condition.
If we fail to successfully manage the challenges posed by our planned omni-focused growth or encounter unexpected difficulties, our business, results of operations and financial condition could be materially adversely affected.
One of our central, long-term objectives is to increase revenue and profitability through market share leadership. Our ability to achieve and maintain market share leadership, however, is contingent upon our ability to (i) open or acquire stores in favorable locations, (ii) advertise our stores and products in an effective and cost-efficient manner, (iii) provide digital tools that resonate with consumers and drive traffic to our stores or e-commerce platforms and (iv) achieve operating results in new stores at the same level as our similarly situated current stores. There can be no assurance, however, that we will be able to open or acquire stores in new markets as required to achieve market leadership in such markets, identify and obtain favorable store sites, identify and acquire acquisition targets, arrange favorable leases for stores or obtain governmental and other third-party consents, permits and licenses needed to open or operate stores in a timely or cost-effective manner, hire, train and retain a sufficient number of qualified managers for new stores, attract a strong customer base and create brand familiarity in new markets, or successfully compete with established mattress stores in the new markets we enter. Moreover, if we are unable to open or acquire an adequate number of stores in a market, or if store level profitability is lower than expectations, we may be unable to achieve or maintain the market presence necessary to develop or sustain profitable operations in that market. Failure to open or acquire stores in favorable locations or to advertise, including through digital advertising, in an effective and cost-efficient manner could place us at a competitive disadvantage as compared to retailers who are more adept than us at managing these challenges, which, in turn, could materially adversely affect our business, results of operations and financial condition.
Because we have a significant concentration of stores in several geographic regions in the United States, we are subject to regional risks.
We have a high concentration of stores in certain geographic regions, such as the Gulf Coast, Northeast, Mid-Atlantic, Great Lakes, Southwest and Texas, and the Southeast. We therefore have exposure to these local economies as well as to local weather conditions and natural disasters, including

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
hurricanes, severe flooding, snowstorms, severe freezing conditions, pandemics and other natural disasters. If these markets individually or collectively suffer an economic downturn or other significant adverse event, there could be a material adverse effect on our comparable sales, net revenue and profitability and our ability to implement our planned growth program. Any natural disaster or other serious disruption in these markets due to hurricanes, severe flooding, snowstorms, severe freezing conditions, pandemics or any other calamity could damage inventory and could result in decreased revenue.
Our growth strategy is partially dependent upon our ability to establish and maintain a strong, favorable brand presence with consumers.
For our growth strategy to succeed, consumers must be aware of our brand and perceive our brand as a trusted, reputable authority in the sleep industry. Our brand reputation can be materially adversely affected by negative or sensational claims, rumors or customer reviews made publicly by our competitors or others, including on social media, consumer review platforms, as well as litigation brought against our subsidiaries. If we do not continually invest in marketing efforts, in updating our e-commerce platforms or in maintaining the quality, appearance and optimum location of our brick and mortar presence, our brand awareness as well as the perception of our brand among consumers could erode. If our brand is not top of mind with consumers or consumers associate a negative reputation with our brand, our customer traffic and sales could decline, which could have a material adverse effect on our business, results of operations and financial condition.
Our success is highly dependent on our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related forecasting, planning and control processes may adversely affect our business, results of operations and financial condition.
An important part of our success is our ability to deliver mattresses and other sleep-related products quickly to our customers. Our ability to deliver our products is dependent on our successful planning and distribution infrastructure, including merchandise ordering, transportation and receipt processing, the ability of our suppliers to meet our distribution requirements and the ability of our contractors to meet our delivery requirements. Our ability to maintain this success depends on the continued identification and implementation of improvements to our forecasting and planning processes, consumer data analyses, distribution infrastructure and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased number of stores. The cost of these enhanced processes could be significant and any failure to maintain, grow or improve them could materially adversely affect our results of operations. Our business could also be adversely affected if there are delays in product shipments to us due to freight difficulties, natural disasters, disruptions in raw material supplies, plant closures, difficulties of our suppliers or contractors involving strikes or other difficulties at their principal transport providers or otherwise.
We may not be able to successfully anticipate consumer trends, and our failure to do so may lead to loss of consumer acceptance of the products we sell and damage to our reputation resulting in reduced net revenue.
Our success depends on our ability to anticipate and respond to changing trends and consumer demands in a timely manner. If we fail to identify and respond to emerging trends, consumer desire to patronize our stores and e-commerce platforms, as well as purchase our products, and our image or relevancy with current or potential customers may be harmed, which could reduce our net revenue. If we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have an adverse effect on our gross profit and cash flow. Conversely, shortages of models that prove popular could also reduce our net revenue.
Our future growth and profitability will be dependent in part on the effectiveness and efficiency of our advertising expenditures.
We expect that our advertising expenditures, which are the largest component of our sales and marketing expenses, will continue at similar levels, or increase, for the foreseeable future. Our paid

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
advertising efforts consist of online channels, including search engine marketing (“SEM”), display advertising and paid social media, as well as more traditional forms of advertising, such as direct mail and television advertisements. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net income from new customers we acquire will ultimately exceed the cost of acquiring those customers. We also cannot assure you that our advertising expenditures or the advertising message that we select will result in increased customer traffic, sales, brand name awareness or market share or that we will be able to manage such advertising expenditures on a cost-effective basis. Should we fail to realize the anticipated benefits of our advertising program, or should we fail to effectively manage advertising costs, this could have a material adverse effect on our business, results of operations and financial condition.
Moreover, we rely in part upon third parties, such as search engines, advertising agencies and social media influencers, for certain advertising services, and we are unable to fully control their efforts. We obtain a significant amount of traffic through search engines such as Google and, therefore, rely on those search engines. Search engines frequently update and change the algorithms that determine the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our site can be adversely affected. Moreover, a search engine could, for competitive or other purposes, alter its algorithms or search results in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of SEM or search engine optimization (“SEO”). We also obtain traffic through social influencers utilizing networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to successfully establish relationships with these channels and influencers and may be unable to develop or maintain these relationships on acceptable terms, if at all. If we are unable to cost-effectively drive traffic to our websites and other properties, our ability to acquire new customers and our business, results of operations and financial condition could be materially adversely affected.
If we are unable to renew existing leases or enter into new leases for additional stores on favorable terms, our business, results of operations and financial condition could be negatively impacted.
We currently lease nearly all of our store locations. Many of our current leases provide for our unilateral option to renew for additional rental periods at specific rental rates. Our ability to re-negotiate favorable terms on an expiring lease, to negotiate favorable terms for a suitable alternate location or our ability to negotiate favorable lease terms for additional store locations will depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords or on other factors that are not within our control. Additionally, if a store location is not profitable, and we decide to close it, as we have done in the past and may do in the future, we may nonetheless be committed to perform our obligations under the applicable lease. Any or all of these factors and conditions could negatively impact our ability to negotiate or re-negotiate our leases on favorable terms or at all, which could have a material adverse impact on our business, results of operations and financial condition.
Our strategy to expand our e-commerce business and to drive customer traffic with our complementary website, Sleep.com, and related omni-partnerships may be unsuccessful.
We offer mattresses, other sleep-related products and furniture for sale through our websites. As a result, we encounter risks and difficulties frequently experienced by internet-based businesses, including risks related to our ability to attract and retain customers on a cost-effective basis and our ability to operate, support, expand and develop our internet operations, website and software and other related operational systems. Although we believe that our participation in both e-commerce and physical store sales is a distinct advantage for us due to synergies and the potential for new customers, supporting product offerings through both of these channels could create issues that have the potential to materially adversely affect our business, results of operations and financial condition. For example, if our e-commerce business successfully grows, it may do so in part by attracting existing customers from our B&M operations, rather than new customers, thereby reducing the financial performance of our stores. In addition, customers may use our website simply to research products that they intend to

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
purchase from brick and mortar or other competitors and thereby reduce or eliminate the impact of funds spent on our e-commerce efforts.
As we continue to grow our e-commerce business, the impact of attracting existing rather than new customers, conflicts between product offerings online and through our stores and of opening up our channels to increased internet competition could have a material adverse effect on our business, results of operations, and financial condition. Also, as we continue to expand our e-commerce business and offer a broader assortment of products across all of our sales channels, we offer more DTC products that are shipped directly to consumers from the sellers of such products. From time to time, we encounter risks and difficulties related to DTC merchandise as the suppliers of these products do not have the benefit of our supplier relationships, distribution centers, internal logistics support and delivery contractors, which, in any case, can result in untimely deliveries or out-of-stock assortment. Continued difficulties with our DTC offerings may jeopardize our plans to expand our product assortment and leave us at a competitive disadvantage with other retailers.
In the fourth quarter of fiscal 2020, in furtherance of our omni-channel strategy, we launched a new website, Sleep.com, on which we provide consumers with curated content on sleep health and wellness and related products and services. While we have invested significant resources in Sleep.com and related omni-channel initiatives, there is no guarantee that our efforts will resonate with consumers or result in a level of attributable sales at our transactional properties that meets or exceeds our investment. If consumers do not use Sleep.com or the related mobile application or make purchases of products and services from our properties or program affiliates at levels that support our investment in these initiatives our business, results of operations and financial condition may be materially adversely affected.
If we determine that our goodwill or other acquired intangible assets are impaired, we may have to write off all or a portion of the impaired assets.
As of October 1, 2019, September 29, 2020 and September 28, 2021, we had goodwill and intangible assets, net of accumulated amortization, of approximately $1.5 billion, $1.5 billion and $1.5 billion, respectively. In fiscal 2019, we had, among other impairments, an impairment of intangible assets of $568.9 million and an impairment of goodwill of $244.2 million and in fiscal 2021 we had an impairment of goodwill of $47.2 million. Management exercises significant judgment in identifying and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, results of operations, competition and general economic conditions. Current accounting guidance requires that we test our goodwill and indefinite lived intangible assets for impairment on an annual basis, or more frequently if warranted by the circumstances. Any changes in key assumptions about the business units and their prospects or changes in market conditions or other external factors could result in an impairment charge, and such a charge could have a material adverse effect on our business, results of operations and financial condition. In addition, because we test goodwill impairment at the reporting unit level, we may be required to incur goodwill impairment charges based on adverse changes affecting such reporting unit, regardless of our overall performance. Such impairment charges may have a material adverse effect on our business, results of operations and financial condition.
Historically, we experienced losses on store closings and impairment of store assets, and there can be no guarantee that we will not experience similar or greater losses of this kind in the future.
In the past, we closed a significant number of our stores as we re-rationalized our footprint and we experienced losses on store closings and impairment of store assets as a result. We experienced losses on store closings and impairment of store assets of $12.5 million, $15.0 million and $8.6 million in fiscal 2019, fiscal 2020 and fiscal 2021, respectively, for this reason. Additionally, we may close certain locations going forward. There can be no guarantee that we will not experience similar or greater losses of this kind in the future due to (i) general economic conditions, (ii) competitive or operating factors or (iii) other reasons, which may have a material adverse effect on our business, results of operations and financial condition.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our comparable sales and results of operations fluctuate due to a variety of economic, operating, industry and environmental factors and may not be fair indicators of our performance.
Our comparable sales and results of operations have experienced fluctuations, which can be expected to continue. Numerous factors affect our comparable sales results, including, among others, the timing of new and relocated store openings, the relative proportion of new and relocated stores to mature stores, cannibalization resulting from the opening of new stores in existing markets, changes in advertising and other operating costs, the timing and level of markdowns, changes in our product mix, weather conditions, retail trends, the retail sales environment, economic conditions, changes in COVID-19 infection rates in a market and related government mandates, inflation, the impact of competition, changes in consumer preferences and our ability to execute our business strategy efficiently. As a result, comparable sales and results of operations may continue to fluctuate and may cause the price of our common stock to fluctuate significantly. Therefore, we believe period to period comparisons of our results may not be a fair indicator of and should not be relied upon as a measure of our operating performance.
Any inability to balance our merchandise offerings that consist of our national brands, national exclusive brands and private brands with merchandise that consist of our national brands may have an adverse effect on our business, results of operations and financial condition.
Our merchandise selection that consists of national brands, national exclusive brands and private brands represents a significant portion of our net sales. Our national brands, national exclusive brands and private brands merchandise generally has a higher gross margin than the comparable national brands merchandise we offer. As a result, we may determine that it is best for us to continue to hold or increase the penetration of our national brands, national exclusive brands and private brands in the future. However, carrying our national brands, national exclusive brands and private brands may limit the amount of national branded merchandise we can carry and, therefore, there is a risk that customers’ perception that we offer the appropriate breadth of assortment for many major brands could decline. By maintaining or increasing the amount of our national brands, national exclusive brands and private brands, we are also exposed to greater risk, as we may fail to anticipate trends correctly. In addition, to the extent our national brands, national exclusive brands and private brands underperform, our overall brand and reputation may be harmed. These risks, if they occur, could have a material adverse effect on our business, financial condition and results of operations.
Our results of operations are seasonal and subject to adverse weather and other circumstances, the occurrence of which during periods of expected higher sales may result in disproportionately reduced sales for the entire year.
We historically have experienced and expect to continue to experience seasonality in our net revenue and net income. We generally have experienced more sales and a greater portion of income during the fourth quarter of our fiscal year, which ends on the Tuesday closest to September 30th of each year, due to a concentration of holidays such as the Fourth of July and Labor Day occurring in the summer. Approximately 29%, 33% and 28% of our net revenue occurred in the fourth quarter of fiscal 2019, fiscal 2020 and fiscal 2021, respectively. Any decrease in our fiscal fourth quarter sales, whether because of adverse economic conditions, adverse weather conditions, pandemics, timing of holidays within our quarters or other unfavorable circumstances in our primary markets during any quarter, could have a disproportionately adverse effect on net revenue and results of operations for the entire fiscal year.
Our growth strategy will be dependent upon, and limited by, the availability of adequate capital.
Our growth strategy will require capital for, among others, opening new stores and entering into new markets, upgrading the look and feel of existing stores, making investments in digital tools, such as MattressMatcher, Sleep.com, and SleepScore, and developing partnerships with experts and influencers in sleep and wellness. We expect that such capital expenditures will include:
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researching real estate and consumer markets;

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
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lease, inventory, property and equipment costs;

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integration of new stores and markets into company-wide systems and programs;

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upgrades to our point of sale system, website and other digital tools;

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remodeling of existing stores; and

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other costs associated with our e-commerce platforms, new and existing stores and market entry expenses and growth.

If cash generated internally is insufficient to fund capital requirements, or if funds are not available under our 2021 ABL Facility, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may only be available on unfavorable terms.
If we fail to obtain sufficient capital in the future, make capital expenditures in areas that are ineffective or do not realize the anticipated value of such capital expenditures, we could be forced to curtail our growth strategies by reducing or delaying capital expenditures relating to new or refreshed stores, new market entry, new digital tools and other omni-channel initiatives. As a result, there can be no assurance that we will be able to fund our current plans for the opening of new stores, remodeling of existing stores, entry into new markets or development of new digital tools. Additionally, we may use cash generated internally to fund investments in partnerships and joint ventures that align with our growth strategy. We may not achieve the anticipated return on any of these investments. As a result, the available cash resources may be limited to other capital expenditures such as inventory, property and equipment costs. If we fail to obtain sufficient capital to appropriately fund our growth strategies, or if we are unable to realize a value from a capital expenditure or partnerships to justify the amount that we invested, other capital expenditures could be delayed and our business, results of operations and financial condition could be materially adversely affected.
There can be no assurance that our warranty claims and comfort exchange return rates will remain within acceptable levels.
Under the terms of our supply agreements with some of our major suppliers of mattress products, we are currently compensated to assume the risk for returns resulting from product defects. Generally, we also provide our customers with a 120 Night Sleep Trial. Pursuant to this guarantee, within 120 nights from the date of original purchase, a customer that is not satisfied with the new mattress may exchange it for a mattress of equal or similar quality, subject to return delivery, restocking and exchange fees. Additionally, we provide our customers with a low-price guarantee whereby if a customer finds the same or comparable sleep set advertised for less than our displayed or advertised price within 120 days of purchase, we will match certain of our competitor’s advertised price on such comparable sleep set and refund the customer the difference. While we establish reserves at the time of sale for these exposures, there can be no assurance that our reserves adequately reflect this exposure and no assurance that warranty claims and comfort exchange return rates will remain within the levels for which we have reserved. An increase in warranty claims and comfort exchange return rates could have a material adverse effect on our business, results of operations and financial condition.
If customers are unable to obtain third-party financing, sales of our products could be materially adversely affected.
We offer financing options to consumers through third-party consumer finance companies. In fiscal 2019, fiscal 2020 and fiscal 2021, approximately 41.8%, 37.8% and 32.2%, respectively, of our sales were financed through these payment arrangements. We plan to continue to offer such payment services. Our business is affected by the availability and terms of financing to customers. A reduction in the availability of financing options to our customers or an increase in the costs to us to offer these financing options could have a material adverse effect on our business, results of operations and financial condition.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We are a holding company with no business operations of our own and depend on cash flow from our subsidiaries to meet our obligations.
We are a holding company with no business operations of our own or material assets other than the stock of our subsidiaries. Accordingly, all of our operations are conducted by our subsidiaries. As a holding company, we require dividends and other payments from our subsidiaries to meet our cash requirements. If our subsidiaries are unable to pay us dividends or make other payments to us when needed, we will be unable to satisfy our obligations or pay dividends. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our stockholders likely will have no right to proceed against the assets of those subsidiaries. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as an equity holder, would be entitled to receive any distribution from that sale or disposal.
We may from time to time acquire complementary businesses, including operations of our franchisees, which will subject us to a number of risks.
Any acquisitions we may undertake involve a number of risks, including:
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failure of the acquired businesses to achieve the results we expect, including customer satisfaction;

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potential comparable sales declines as a result of sales culture integration challenges;

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diversion of capital and management attention from operational matters, which could potentially disrupt and strain our existing business and resources;

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our inability to retain key personnel of the acquired businesses; and

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risks associated with unanticipated events or liabilities.

If we are unable to fully or successfully integrate any business or franchise that we acquire, we may not realize anticipated cost savings, improved efficiencies or revenue growth, which may result in reduced profitability or operating losses. In addition, we may face competition for acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition prices. Moreover, acquisitions of businesses or franchises may require the incurrence of additional debt or the issuance of additional equity, which, respectively, could affect our credit rating and ability to obtain financing on favorable terms, or would result in the dilution of our existing stockholder base. The realization of such risks could materially adversely affect our business, results of operations and financial condition.
Additionally, from time to time, we may be involved in regulatory actions or legal proceedings instituted by third parties relating to actions or inactions of our franchisees, and entities in which we have made partnership investments, such as SleepScore. Such proceedings divert resources away from other operations and may result in adverse publicity. These factors could have a material adverse effect on our business, results of operations and financial condition. In addition, litigation with franchisees that may arise from time to time could be costly and the outcome thereof would be difficult to predict.
Risks Related to Our Indebtedness
Our debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions and prevent us from fulfilling our debt obligations or from funding our growth strategy.
We have a significant amount of debt outstanding. As of the end of fiscal 2020 and fiscal 2021, our net long-term debt was $235.0 million and $1,199.6 million, respectively. The 2021 Term Loan is subject to amortization in equal calendar quarterly installments of principal in an amount equal to 0.25% of the aggregate principal amount of the 2021 Term Loan (which payment shall be reduced as a result of the application of certain prepayments, assignments and/or extensions, in each case, as set forth in the 2021 Term Loan) with the remaining balance payable at the final date of maturity. These quarterly payments in fiscal 2022 are expected to be $3.1 million per quarter. See “Description of Certain Indebtedness.”

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our indebtedness could have serious consequences, such as:
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limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, growth strategy or other purposes;

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placing us at a competitive disadvantage compared to competitors with less debt;

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increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and competitive conditions;

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increasing our vulnerability to increases in interest rates because borrowings under the Senior Credit Facilities are subject to variable interest rates; and

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encouraging our suppliers to demand more aggressive payment terms or collateralization in the form of letters of credit, cash deposits or other security in exchange for extending credit to us in the ordinary course of business.

The potential consequences of our indebtedness and any default under that indebtedness could place us at a competitive disadvantage. A substantial or extended increase in interest rates could significantly affect our cash available to make scheduled payments on our debt facilities or to fund our growth strategy.
Our ability to generate sufficient cash depends on many factors, some of which are not within our control. We may be unable to generate sufficient cash to service all of our indebtedness and other liquidity requirements and may be forced to take other actions to satisfy such requirements, which may not be successful.
Our 2021 Term Loan matures on September 24, 2028 and our 2021 ABL Facility matures on September 25, 2026. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations, or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms, or at all, and these actions may not be sufficient to meet our capital requirements. In addition, any refinancing of our indebtedness could be at a higher interest rate, and the terms of our existing or future debt arrangements may restrict us from affecting any of these alternatives. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.
Our Senior Credit Facilities contain restrictions that limit our flexibility in operating our business.
Our Senior Credit Facilities contain negative covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among others:
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incur indebtedness;

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create liens;

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engage in mergers or consolidations;

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sell assets (including pursuant to sale and leaseback transactions);

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pay dividends and distributions or repurchase our capital stock;

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make investments, acquisitions, loans or advances;

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repay, prepay or redeem certain indebtedness;

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engage in certain transactions with affiliates;

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amend material agreements governing certain indebtedness;

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amend our organizational documents;

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change our status as a holding company; and

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change the conduct of our business or otherwise make fundamental changes in our business.

A breach of any of these covenants could result in an event of default under the relevant Senior Credit Facility. Upon the occurrence of an event of default under the relevant Senior Credit Facility, the lenders thereunder could elect to declare all amounts outstanding under any such facility to be immediately due and payable and terminate all commitments to extend further credit or seek amendments to our debt agreements that would provide for terms more favorable to such lenders and that we may have to accept under the circumstances. We have pledged substantially all of our assets as collateral under each of the Senior Credit Facilities. If we are unable to repay those amounts, the lenders under the relevant Senior Credit Facility could proceed against the priority collateral granted to them to secure that indebtedness. If the lenders under the relevant Senior Credit Facility accelerate the repayment of borrowings, we cannot guarantee that we will have sufficient assets to repay such amounts.
Further, interest on any outstanding borrowings under our 2021 Term Loan may be calculated based on LIBOR. On July 27, 2017, the U.K. Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it will no longer require banks to submit rates for the calculation of LIBOR after 2021. Further, on March 5, 2021, the Intercontinental Exchange Benchmark Administration, the FCA-regulated and authorized administrator of LIBOR, announced, and the FCA confirmed, that one-week and two-month U.S. dollar LIBOR settings will cease on December 31, 2021, and that the USD LIBOR panel for all other tenors will cease on June 30, 2023. Currently, it is not possible to determine with certainty the future utilization of U.S. dollar LIBOR or of any particular replacement benchmark. As such, the potential effect of any such event on our business, results of operations and financial condition cannot yet be determined. However, any such event could have a material adverse effect on our business, results of operations and financial condition could cause the market value of our common stock to decline.
Despite our significant indebtedness, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our significant indebtedness.
We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be significant.
The amount of borrowings permitted under the 2021 ABL Facility may fluctuate significantly, which may adversely affect our business, results of operations and financial condition.
The amount of borrowings permitted at any one time under the 2021 ABL Facility is subject to a borrowing base valuation of the collateral thereunder, net of certain reserves. As a result, our access to credit under the 2021 ABL Facility is potentially subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agents in respect of the calculation of such borrowing base value. The inability to borrow under the 2021 ABL Facility may adversely affect our business, results of operations and financial condition.
Risks Related to Regulation and Legal Proceedings
Our business exposes us to personal injury, property damage and product liability claims, which could result in adverse publicity and harm to our brands and our business, results of operations and financial condition.
We are from time to time subject to claims due to the alleged injury of an individual in our stores, on our property or in connection with our product deliveries. In addition, we may be subject to product

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Pursuant to 17 C.F.R. Section 200.83
liability claims for the products that we sell. We are also subject, from time to time, to property damage claims arising in connection with our product deliveries. Subject to certain exceptions, our supply agreements generally require the manufacturer to indemnify us against any product liability claims; however, if a manufacturer does not have insurance, becomes insolvent or refuses to pay, there is a risk we would not be indemnified. Similarly, our independent delivery contractor agreements require our independent delivery contractors to indemnify us, subject to certain exceptions, for any property damage or personal injury that may occur as a result of their actions. Our ability to be made whole under these arrangements is conditioned on our manufacturers’ and delivery contractors’ financial condition as well as their maintaining appropriate insurance coverage. Any personal injury, property damage or product liability claim made against us, whether or not it has merit, could be time consuming and costly to defend, resulting in adverse publicity, or damage to our reputation, and have an adverse effect on our business, results of operations and financial condition. In addition, any negative publicity involving our suppliers, employees, delivery contractors and other parties who are not within our control could adversely affect us.
We are subject to government regulation and audits from various taxing authorities, which could impose substantial costs on our operations or reduce our operational flexibility.
Our products and our marketing and advertising programs are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities, including the Federal Trade Commission (the “FTC”). Compliance with these regulations may have a material adverse effect on our business, results of operations and financial condition. In addition, our operations are subject to federal, state and local consumer protection regulations and other laws relating specifically to the bedding industry. For example, the U.S. Consumer Product Safety Commission has adopted rules relating to fire retardancy standards for the mattress and pillow industry. Additionally, California, Rhode Island and Connecticut have all enacted laws requiring the recycling of mattresses discarded in their states. State and local bedding industry regulations vary among the states in which we operate but generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as new or otherwise, controls as to hygiene and other aspects of product handling, disposal, sales and resales and penalties for violations. We and our suppliers may be required to incur significant expense to the extent that these regulations change and require new and different compliance measures. Such legislation and regulations include those aimed at improving the fire retardancy of mattresses, regulating the handling of mattresses in connection with preventing or controlling the spread of bed bugs, or requiring the recycling of the discarded mattresses that we pick up in connection with product deliveries, which could all result in product recalls or in, as applicable, a significant increase in the cost of operating our business. In addition, failure to comply with these various regulations may result in penalties, the inability to conduct business as previously conducted or at all, or adverse publicity, among other adverse effects.
We are also subject to FTC and state laws regarding the operations and management of franchises. State franchise laws may delay or prevent us from terminating a franchise or withholding consent to renew or transfer a franchise. We may, therefore, be required to retain an underperforming franchise and may be unable to replace the franchise, which could have an adverse effect on our franchise revenues. Although we believe that we are in compliance with these franchise regulations, we may be required in the future to incur expense or modify our operations in order to ensure such compliance.
We are also subject to audits from various taxing authorities. Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could have an adverse effect on our business and results of our operations.
Anti-corruption, anti-money laundering, export control, sanctions and other compliance laws and regulations (“Compliance Laws”), prohibit, among other things, companies and their employees, agents, and other partners from providing or receiving corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Any violation of Compliance Laws can result in, among others, substantial criminal fines and civil penalties, imprisonment, the loss of licenses, tax reassessments, breach of contract and fraud litigation, reputational harm and other material adverse consequences.

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Pursuant to 17 C.F.R. Section 200.83
Laws and regulations regarding information security and data collection, use and privacy are increasingly rigorous and subject to change, which may cause us to incur significant compliance costs.
The regulatory environment related to information security and data collection, use and privacy is increasingly rigorous, with new and constantly changing requirements applicable to certain aspects of our business, including our collection practices (as well as those of third parties), the manner in which we contact our customers, and the manner in which we process and store certain customer, employee and other information. There are a number of U.S. federal laws that that impose limits on or requirements regarding the collection, distribution, use, security and storage of personal data of individuals. The Federal Trade Commission (“FTC”) Act (the “FTC Act”) grants the FTC authority to enforce against unfair or deceptive practices, which the FTC has interpreted to require companies’ practices with respect to personal data comply with the commitments posted in their privacy policies. With respect to the use of personal information for direct marketing purposes, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes specific requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. All U.S. states have adopted laws requiring the timely notification to individuals and, at times, regulators, the media or credit reporting agencies, if a company experiences the unauthorized access or acquisition of personal data. Many states have enacted additional data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal data and other information. For instance, the California Consumer Privacy Act of 2018 (the “CCPA”), which became effective on January 1, 2020, contains, among others, new disclosure obligations for businesses that collect personal data from California residents and affords those individuals numerous rights relating to their personal data. It provides for civil penalties for CCPA violations, in addition to providing a private right of action for data breaches. The CCPA has changed the manner in which we collect, store and use consumer data and has resulted in increased regulatory oversight, litigation risks and costs of compliance. Furthermore, the California Privacy Rights Act (the “CPRA”) was passed in November 2020 and will take effect in January 2023 (with respect to information collected from and after January 2022), which will significantly modify the CCPA, including by creating a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Moreover, other jurisdictions in which we do business, including Nevada, Virginia and Colorado, have and may continue to adopt privacy-related laws whose restrictions and requirements differ from those of California, which could require us to design, implement and maintain different types of state-based, privacy-related compliance controls and programs simultaneously in multiple states, thereby further increasing the complexity and cost of compliance. These costs, including others relating to increased regulatory oversight and compliance, could materially and adversely affect our business. Further, while we do not conduct telephone-based marketing at this time, our operations are subject to the Telephone Consumer Protection Act, and we may receive in the future claims alleging violations by us of the same.
We expect that there will continue to be new proposed laws, regulations and industry standards concerning data privacy, data protection and information security. These laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are increasingly restricting the collection, processing and use of personal data. Although we make reasonable efforts to comply with all applicable laws and regulations, given that privacy and customer data protection laws may be interpreted and applied inconsistently and are in a state of flux that varies by jurisdiction, our data protection policies and practices may not be consistent with the most recent interpretations and applications of such laws at all times. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any failure, or perceived failure, by us to comply with our own privacy policies or with any regulatory requirements or orders or other privacy or consumer protection related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity, harm our reputation, and materially and adversely affect our operating results.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We are subject to varying, inconsistent laws and regulations of state and local jurisdictions, which could result in penalties and other costs if we are unable to establish and maintain compliance efficiently.
We are subject to tax and employee related laws and regulations imposed by multiple state and local jurisdictions. Often these laws and regulations vary by jurisdiction and may not conform to our existing tax, payroll and other practices. If we are unable to efficiently identify, monitor and comply with these varying laws and regulations, penalties, fines and other costs may be imposed on us and our relationship with certain of our employees could be threatened, each of which could have an adverse effect on our business, results of operations and financial condition.
Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, results of operations and financial condition.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce or mobile commerce. These regulations and laws may relate to taxes, tariffs, data privacy and security, anti-spam, content protection, electronic contracts and communications, consumer protection, internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, currently comply or will continue to comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by customers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. Adverse legal or regulatory developments could adversely affect our business, results of operations and financial condition.
Risks Related to Human Capital
If we fail to hire, train and retain qualified managers, sales associates and other employees, and maintain a positive employee culture, our customer service levels could be compromised and we could lose sales to our competitors and our reputation could be damaged.
A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates, who we call Sleep Experts. If we are unable to effectively communicate initiatives or attract, train and retain qualified personnel and managers as needed in the future, including qualified sales personnel, our level of customer service may decline, which may decrease our net revenue and profitability and materially adversely affect our business, results of operations and financial condition. Additionally, if we fail to create and foster a positive and inclusive employee work culture, our employee morale could be harmed, which could impact the customer experience offered by employees and materially and adversely affect our business, results of operations and financial condition.
Increases in labor costs related to changes in employment laws and regulations could adversely affect our business, results of operations and financial condition.
Our ability to control labor costs is subject to numerous external factors, including:
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prevailing wage rates and overtime pay regulations;

Confidential Treatment Requested by Mattress Firm Group Inc.
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enhancements in health and safety regulation as a result of COVID-19 or otherwise;

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the impact of proposed legislation limiting the flexibility of employee schedules;

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the impact of legislation or regulations governing healthcare benefits, such as the Patient Protection and Affordable Care Act;

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labor relations, such as the Employee Free Choice Act and other unionizations efforts;

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health and other insurance costs; and

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regulations concerning the proper classification of employees and independent contractors.

If our labor or benefit costs increase, we may not be able to hire or maintain qualified personnel to the extent necessary to execute our competitive strategy, which could adversely affect our business, results of operations and financial condition.
Risks Related to Our Information Technology and Intellectual Property
Our business operations could be disrupted if our information technology systems fail to perform adequately.
We depend largely upon our information technology systems in the conduct of all aspects of our operations. If our information technology systems fail to perform as anticipated, we could experience difficulties in virtually any area of our operations, including, but not limited to, processing sales transactions, replenishing inventories or delivering our products to store locations in response to consumer demands. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our information systems to respond to changes in our business needs, our ability to run our business could be adversely affected. It is also possible that our competitors could develop better e-commerce platforms than ours, which could adversely affect our internet sales. Any of these or other systems related problems could, in turn, adversely affect our business, results of operations and financial condition.
We may be unable to protect our intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of our competitive advantage and a diversion of resources and a material adverse effect on our business, results of operations and financial condition.
To protect our intellectual property rights, including those related to our key brand trademarks Mattress Firm, Sleep Experts, 120 Night Sleep Trial, Sleepy’s, MattressMatcher, Junk Sleep, Sleep.com and SleepScore, we rely, or may from time to time rely, on a combination of trademark, trade dress, domain name, copyright and trade secret laws, as well as confidentiality and license agreements with our employees, franchisees, contractors and other third parties with whom we have relationships. However, our efforts to protect our intellectual property rights may not be sufficient or effective to prevent misappropriation or infringement of our intellectual property, which could result in a loss of our competitive advantage. In addition, any of our intellectual property rights may be challenged, which could result in their being declared invalid or unenforceable. We could lose our right to license certain trademarks that we do not own, such as SleepScore, which could disrupt our business operations and marketing campaigns. We may litigate to protect our intellectual property from misappropriation or infringement by others, which could be expensive and cause a diversion of resources and ultimately may not be successful.
Additionally, we use open source software in connection with our own software and expect to continue to use open source software in the future. Use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software.
Moreover, competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. The potential risks and uncertainties of intellectual property-related litigation and an assertion of an infringement claim

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Pursuant to 17 C.F.R. Section 200.83
against us may cause us to spend significant amounts to defend the claim, and possibly pay significant money damages. In the event of a settlement or adverse judgment, our results of operation may materially decline if we are prohibited from using the relevant intellectual property, especially if we are forced to cease offering certain products in our stores or are required to pay to the alleged owner of the relevant intellectual property licensing fees, royalties or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims may be time consuming and expensive and may result in the diversion of time and attention of our management and employees.
Any failure to protect the integrity, security and use of sensitive or confidential data that we hold relating to us and our customers, associates and suppliers, whether as a result of unauthorized disclosure, data loss or a breach of our information technology systems, could result in lost sales, fines or lawsuits, a loss of confidence in us, and harm to our reputation, business, results of operations and financial condition.
We are increasingly dependent on information technology systems and infrastructure to operate our business. The secure processing, maintenance, transmission and storage of our customer, associate, supplier and company data is critical to us, and we devote significant resources to protecting this data. We collect and store sensitive and confidential data, including our intellectual property and proprietary business information and that of our suppliers, and personally identifiable information of our customers and associates, in our data centers and on our networks. Additionally, the success of our retail stores and online operations depends upon the secure transmission of confidential information, including the use of cashless payments. Our customers provide personal, payment card and gift card information to purchase products or services, enroll in promotional programs, apply for credit, register and make purchases on our website, or otherwise communicate and interact with us. We may share information about such persons with suppliers that assist with performing certain aspects of our business.
We and our suppliers rely on commercially available information technology security measures, including systems, software, tools, plans and monitoring to provide security for processing, maintenance, transmission and storage of our customer, associate, supplier and company data. Despite the security measures we and our suppliers have in place, our facilities and information technology systems, and those of our third-party service providers, have in the past and may in the future be vulnerable to, and unable to detect and appropriately respond to, security breaches, cyber-security attacks by computer hackers, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar disruptions. Any security breach could compromise our networks and the data and confidential personal or business information stored there could be accessed, publicly disclosed, misappropriated, destroyed, lost or stolen. In addition, data and security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breach by our associates or by persons with whom we have commercial relationships that result in the unauthorized release of confidential personal or business information. Any such breach, access, misappropriation, loss or other unauthorized or inadvertent disclosure of confidential information, whether by us or our suppliers, could result in mandatory notification requirements and costly remediation measures, attract a substantial amount of media attention, damage our relationships with our customers, associates and suppliers, cause a loss of confidence in us, violate applicable privacy laws and obligations, impact our ability to process payment card information or subject us to fees and penalties from our payment card processing partners, and expose us to costly government enforcement investigations or actions private litigation, or financial liability, possibly beyond the scope or limits of our insurance coverage. Such events may also increase the costs we incur to protect against or remediate such breaches, deploy additional personnel, engage third-party experts and consultants, and comply with consumer protection and data privacy laws and obligations or disrupt our operations and distract our management and other key personnel from performing their primary operational duties, any of which could adversely affect our reputation, which, in turn, could adversely affect our business, results of operations and financial condition.
Despite our security measures, it is possible that computer hackers or other parties might defeat these security measures and obtain sensitive or confidential data that we hold relating to us and our customers, associates and suppliers. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
against a target, and we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks could require that we expend significant resources related to our information systems and infrastructure and could subject us to additional legal and financial risks, including increased investments in protection technologies, costs to deploy additional personnel, train associates and engage third-party experts and consultants, costs of compliance with privacy laws and obligations, expenses associated with providing our customers with credit protection and potential fees and penalties from our credit card processing partners, any of which could adversely affect our reputation, which, in turn, could adversely affect our business, results of operations and financial condition.
Risks Related to Our Franchisees and Licensees
The quality of our franchised and licensed operations may be diminished by factors beyond our control, which could adversely affect our image and reputation and in turn our business, results of operations and financial condition.
As of September 28, 2021, our franchisees owned and operated 83 stores (such stores are not included in our store count). We also license a proprietary school fundraiser program to third parties in certain markets through our subsidiary Custom Fundraising Solutions LLC. Our franchisees and licensees are independent contractors and are not our employees. We provide training and support to franchisees and licensees, but the quality of franchised or licensed operations may be diminished by any number of factors beyond our control, including, as the case may be, (i) the closing of franchised stores, (ii) the failure to comply with our standard operating procedures and brand standards, (iii) failure to honor our national advertising campaign offers, (iv) the failure to effectively run their operations, (v) the failure to hire and adequately train qualified personnel, (vi) the failure to maintain compliance with applicable regulations, (vii) publicity, including on social media, negatively impacting the reputation of our franchisees or licensees, or (viii) the failure to appropriately manage our brand, all of which could adversely affect our image and reputation, and the image and reputation of our franchisees or licensees, which, in turn, could adversely affect our business, results of operations and financial condition.
We may be unable to audit or otherwise independently monitor the results of our franchisees and licensees, which could adversely affect our business, results of operations and financial condition.
Franchisees pay us franchise fees and franchisees and licensees pay us royalties as a percentage of their gross sales. Although the agreements with our franchisees and licensees give us the right to audit certain of their books and records, we may not be able to audit or otherwise readily and independently monitor franchisee and licensee performance on a regular basis or at all. As a result, we may experience delays or failures in discovering or recouping underpayments. In addition, to the extent that we rely on the integrity of the financial and other information from our franchisees, we may experience difficulties with respect to internal control, measurement and reporting of our franchise and licensee fee and royalty receipts and receivables.
The existence of franchisees in some of our markets may restrict our ability to grow in those markets through acquisitions or organically.
Our franchise agreements with our franchisees limit our ability to compete with the franchisees in the markets in which they operate. If we determine at some point in the future that we would like to grow in those markets through acquisitions or organically, our ability to do so may be substantially restricted under the franchise agreements, which could have an adverse effect on our business, results of operations and financial condition.
Risks Related To This Offering and Our Common Stock
An active, liquid trading market for our common stock may not develop and our stock price could be extremely volatile.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
the                 or otherwise, or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:
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variations in our operating performance and the performance of our competitors;

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actual or anticipated fluctuations in our quarterly or annual results of operations;

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changes in our net revenue, comparable sales or earnings estimates or recommendations by securities analysts;

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publication of research reports by securities analysts about us or our competitors or our industry;

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our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

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additions and departures of key personnel;

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strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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the passage of legislation or other regulatory developments affecting us or our industry;

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speculation in the press or investment community;

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changes in accounting principles;

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terrorist acts, acts of war or periods of widespread civil unrest; and

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changes in general market and economic conditions.

As we are a specialty retailer in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. Other retailers with more diversified product offerings may not be similarly at risk. For example, department stores that experience adverse developments regarding their bedding products may be better able to absorb such adverse effects. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Requirements associated with being a public company will require significant company resources and management attention.
Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the other rules and regulations of the Securities and Exchange Commission (the “SEC”) or any securities exchange relating to public companies. We are working with legal, accounting, financial and other advisors to identify those areas in which changes should be made to our financial, legal and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. The expenses incurred by public companies generally for reporting and corporate governance purposes have been rising due, in part, to increased regulatory requirements related to accounting and reporting oversight. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree to which our management’s attention will be consumed by these matters. In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
We currently have a material weakness in our internal control over financial reporting and while we have remediated prior material weaknesses in our internal control over financial reporting, we may be unable to remediate our current material weakness and may in the future identify new material weaknesses, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, which could cause the market price of our common stock to decline and could have a material adverse effect on our business, results of operations, and financial condition.
As a privately held company, we are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and are, therefore, not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual and quarterly reports and provide an annual management report on the effectiveness of internal control over financial reporting.
Subsequent to the issuance of our consolidated financial statements for fiscal 2021, we identified a material weakness in our internal control over financial reporting that resulted in a restatement of our financial statements for fiscal 2021. We determined we did not have in place an effective design of the internal control over the preparation and review of the consolidated statement of cash flows as it pertains to significant and non-routine transactions. The material weakness resulted in an error that was corrected by a reclassification of the cash repayment of paid-in-kind interest deferred in fiscal 2019 and fiscal 2020, paid in connection with the extinguishment of the 2018 Loans from financing activities to operating activities on the Consolidated Statement of Cash Flows.
In connection with the audit of our consolidated financial statements for fiscal 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We did not have in place an effective control environment with controls over the establishment of provisions for tax liabilities, impairment analysis with respect to our goodwill, tradenames and intangible assets and lease accounting for deferred rent expense that would identify errors in a timely manner. In addition, the lack of adequate accounting personnel and formal processes and procedures resulted in several material audit adjustments to our consolidated financial statements for fiscal 2019.
As of September 29, 2020, we remediated the fiscal 2019 material weaknesses and addressed the underlying causes of such material weaknesses. Among other actions, we hired new finance and accounting personnel, and with the assistance of external advisors, enhanced the design and execution of our internal control over financial reporting which led to the remediation of the material weaknesses.

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Further, we have begun performing system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the second fiscal year ending after the effectiveness of the registration statement of which this prospectus forms a part. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or significant deficiencies, in addition to the fiscal 2021 material weakness described above. Each of the material weaknesses described above or any newly identified material weaknesses could result in a misstatement of our consolidated financial statements or disclosures that would result in a material misstatement of our annual or quarterly consolidated financial statements that would not be prevented or detected and cause us to fail to meet our reporting obligations and incur the expense of remediation.
If:
•
we fail to effectively remediate deficiencies in internal control over financial reporting;

•
we identify additional material weaknesses in our internal control over financial reporting;

•
we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective; or

•
our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting or expresses an opinion that is qualified or adverse, investors may lose confidence in the accuracy and completeness of our financial statements which could cause the market price of our common stock to decline. In addition, we could become subject to sanctions or investigations by the stock exchange upon which our common stock is listed, the SEC or other regulatory authorities, and we could be delayed in delivering financial statements, which could result in a default under the agreements governing our indebtedness and result in a material adverse effect on our business, results of operations and financial condition.
There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.
Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could cause the market price of our common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Based on shares outstanding as of           , 2021, upon the closing of this offering, we will have           outstanding shares of common stock. Of these shares,           shares to be sold pursuant to this offering (or           shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) will be immediately tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”).
The remaining           shares of common stock outstanding as of the closing of this offering (or           shares outstanding if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) will be restricted securities or restricted control securities within the meaning of Rule 144, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701 under the Securities Act, subject to the lock-up agreements described below.
Executive officers, directors, and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders, have agreed, subject to certain exceptions described herein, not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for

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shares of our common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc. See “Underwriting.” Following the expiration of this 180-day lock-up period, approximately    % of our outstanding common stock (or    % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to another exemption from registration under the Securities Act. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
In the future, we may issue additional shares of common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2022 Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                 shares of our common stock.
Future offerings of debt or equity securities which would rank senior to our common stock may adversely affect the market price of our common stock.
If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock or diluting their ownership stake in us.
If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may not obtain or sustain, research coverage for our common stock. If there is no research coverage of our common stock, the trading price for our common stock may be adversely affected. In the event we obtain research coverage for our common stock, if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.
Following this offering, the Steinhoff Group will indirectly hold a significant stake in us and it and its lenders may have interests that differ from those of our other stockholders.
Immediately prior to this offering, the Steinhoff Group owned 50.1% of our outstanding common stock. Immediately following this offering, the Steinhoff Group will continue to indirectly own    % of our outstanding common stock, or    % if the underwriters exercise their over-allotment option in full. As a result, the Steinhoff Group will be able to exert significant influence over a number of important aspects of our business, including:
•
the composition of our board of directors;

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•
any determinations with respect to mergers, business combinations or other significant transactions requiring stockholder approval;

•
issuances of a significant number of new shares of our common stock;

•
amendments to our organizational documents; and

•
any other matters requiring a vote of our stockholders.

In addition, the Steinhoff Group requires consent by its lenders prior to taking a variety of actions which may both complicate and delay the Steinhoff Group’s ability to act as well as impact the actions taken.
The Steinhoff Group and its lenders may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. Among others, its influence over our affairs may adversely affect the price of our common stock due to investors’ perception that conflicts of interest may arise. The concentration of stock ownership could also delay, prevent or deter a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which may deprive our stockholders of an opportunity to receive a premium for their common stock.
The Steinhoff Group has obligations under a number of debt instruments and may have obligations pursuant to various disputes and legal and regulatory proceedings that may be satisfied by a sale or other transfer of our common stock, which could materially decrease the market price of our common stock.
The Steinhoff Group has substantial indebtedness outstanding, is highly leveraged and is involved in various disputes and legal proceedings, including a global litigation regarding its assets and indebtedness, certain of which its current lenders are parties thereto or claimants therein.
Following the Steinhoff Group’s announcement of certain accounting issues in December 2017, the Steinhoff Group became the subject of numerous legal proceedings, predominantly in the Netherlands and South Africa. To resolve these proceedings and related outstanding claims, the Steinhoff Group proposed a global litigation settlement. The proposed global settlement is valued at approximately €1.43 billion. In September 2021, it was approved by the Steinhoff Group’s financial creditors and, subsequently, by the relevant courts of the Netherlands. It has also been approved by the various classes of South African creditors. The remaining approval required to proceed with the implementation of the proposed global settlement is the sanction of the South African scheme of arrangement by the South African High Court. There can be no assurance that the proposed global settlement will ultimately be approved by South African High Court. In the event that the proposed global settlement is not fully approved, the Steinhoff Group will continue to defend the claims instituted against the Group, which will potentially subject it to significantly greater liability than that contemplated by the proposed global settlement.
There can be no assurance that the Steinhoff Group will be able to make the interest payments on its existing or future indebtedness, or satisfy any obligations or liabilities related to or resulting from such various disputes and legal proceedings. The Steinhoff Group may decide to sell or otherwise transfer all, or a significant portion, of its shares of our common stock to meet its obligations, including in the event the Steinhoff Group is unable to satisfy its obligations under its indebtedness on an interest payment date or at maturity or an earlier date in the event of an acceleration. If the Steinhoff Group sells or otherwise transfers all or a significant portion of its shares of our common stock, such a sale or other transfer could materially decrease the market price of our common stock. In addition, the perception that such a sale or other transfer could occur could materially depress the market price of shares of our common stock.
In connection with this offering, we expect to enter into a registration rights agreement with Steinhoff Group, which would allow the Steinhoff Group to more freely transfer the shares of our common stock that it holds.

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The Steinhoff Group’s ability to pay the amounts owed on, or to refinance, its indebtedness prior to maturity or earlier date in the event of an acceleration or other obligations may be affected by general economic, financial, competitive, legislative, regulatory, business, legal and other factors beyond its control. We cannot assure you that future borrowings or equity financing will be available for the payment or refinancing of the obligations of the Steinhoff Group. If the Steinhoff Group is unable to pay amounts owed on, or to refinance, its obligations, it could have a material adverse effect on the market price of our common stock.
Our indirect parent company, Steinhoff International Holdings N.V., is subject to litigation and ongoing disputes by its creditors, which, while we are not directly involved in the litigation, could have a material adverse effect on the market price of our common stock.
Our indirect parent company, Steinhoff International Holdings N.V., is the subject of global litigation regarding its assets and indebtedness. Certain of the selling stockholders are creditors of Steinhoff International Holdings N.V. and therefore may have adverse interests in such litigated matters. Although we are not directly involved in the litigation, any setbacks or delays in resolution of ongoing litigation and disputes, or any new publicly announced litigation or disputes, could have a material adverse effect on the market price of our common stock.
Provisions in our charter documents and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value.
Our amended and restated certificate of incorporation and our amended and restated bylaws and Delaware law contain provisions which could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include           . In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures and efforts by stockholders to change our direction or management may be unsuccessful. See “Description of Capital Stock.”
Our amended and restated certificate of incorporation and amended and restated bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
Our amended and restated certificate of incorporation and amended and restated bylaws provide that:
•
unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation and amended and restated bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine;

•
unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for

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the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder;
•
any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and

•
failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Nothing in our amended and restated certificate of incorporation and amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that is contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations and financial condition. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to us, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to us and result in increased costs for investors to bring a claim. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among others, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant, including applicable law. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our Senior Credit Facilities, as described in “Description of Certain Indebtedness.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.
If you purchase shares in this offering, you will suffer immediate and substantial dilution.
If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which would have been $      per share as of           ,           based on an assumed initial public offering price of $      per share (the mid-point of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. In addition, upon the closing of this offering, certain outstanding RSUs granted to certain of our officers and non-employee directors will vest and, within 30 days with respect to certain of the RSUs and within six months with respect to other RSUs, be settled and outstanding options granted to certain of our non-employee

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directors are expected to be exercised and you will be diluted by the issuance of the underlying shares of common stock. Moreover, you will experience additional dilution upon (i) the vesting and settlement of outstanding Time-Based RSUs that do not vest at the closing of this offering that will vest in the future under the 2019 Plan and (ii) future grants of restricted stock units or other equity awards under our future stock incentive plans.
We have reserved            shares for issuance under the 2022 Plan, subject to increase on the first day of each fiscal year beginning with fiscal 2023 in an amount equal to the lesser of (i) 2% of our issued and outstanding common stock on the last day of the immediately preceding fiscal year, (ii) the vesting and settlement of the RSUs to be issued under the 2022 Plan that are expected to be granted to certain employees in connection with this offering and (iii) a lower number of shares of common stock as may be determined by our board. See “Executive Compensation—Compensation Arrangements Adopted in Connection with this Offering—2022 Omnibus Incentive Plan.” Any common stock issued under the 2022 Plan (including under the RSUs that are expected to be granted to certain employees in connection with this offering) would dilute the percentage ownership held by the investors who purchase common stock in this offering. To the extent we raise capital in the future by issuing equity or equity-linked securities, our stockholders will also experience substantial additional dilution. See “Dilution.”

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USE OF PROCEEDS
The selling stockholders are selling all           shares of our common stock that are being sold in this offering, including all of the shares, if any, that may be sold in connection with the exercise of the underwriters’ option to purchase additional shares from the selling stockholders. See “Principal and Selling Stockholders.”
We will not receive any proceeds from the sale of our common stock by the selling stockholders in the offering (including pursuant to the underwriters’ option to purchase additional shares from the selling stockholders). We will pay certain expenses, other than the underwriting discount, in connection with this offering.

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DIVIDEND POLICY
We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying dividends on our common stock for the foreseeable future. Any future determination with respect to the declaration, amount and payment of any dividends on our common stock will be subject to the sole discretion of our board of directors, and will depend on, among others, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Senior Credit Facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. We are a holding company and our operations are conducted through our wholly-owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend.
Our primary operating subsidiary, Mattress Firm, Inc., and its subsidiaries are currently subject to certain restrictions and covenants under the credit agreements governing the Senior Credit Facilities, including limits on amounts of leverage, affiliate transactions, dividends to us and other restricted payments. These restrictions and covenants may restrict the ability of those entities to make distributions to us. See “Description of Certain Indebtedness.” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.
In addition, on September 24, 2021, we paid a dividend of $1,200.4 million, or $       per share, to our common stockholders.

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CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of September 28, 2021.
You should read this table in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as our audited consolidated financial statements and the related notes included elsewhere in this prospectus.
(in millions, except per share data)	September 28, 2021
Cash and cash equivalents	$209.7
Long-term debt, including current maturities:
2021 ABL Facility(1)	$—
2021 Term Loan	1,250.0
Finance leases	2.7
Total long-term debt, including current maturities	1,252.7
Stockholders’ equity:
Preferred stock (par value $0.01 per share; shares authorized; 0 shares issued and outstanding)	—
Common stock (par value $0.01 per share; shares authorized; shares issued and outstanding)(2)	—
Additional paid-in-capital	4,748.1
Accumulated deficit	(4,670.9)
Treasury stock ( shares at cost)	—
Total stockholders’ equity(2)	77.2
Total capitalization	$1,329.9

(1)
As of September 28, 2021, availability under the 2021 ABL Facility was $102.6 million.

(2)
The number of shares of our common stock outstanding in the table above reflects the           shares of our common stock outstanding immediately prior to this offering, and:

•
reflects the issuance of           shares of our common stock upon settlement (to occur with respect to certain RSUs within 30 days after the closing of this offering and with respect to other RSUs within six months after the closing of this offering) of (i) Performance-Based RSUs awarded to officers (which performance conditions have been satisfied) and (ii) Time-Based RSUs for which the time-based conditions have been satisfied on or prior to the closing of this offering awarded to certain of our officers and non-employee directors, all of which RSUs were granted under the 2019 Plan and outstanding as of September 28, 2021;

•
does not include           shares of our common stock issuable upon settlement of Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering awarded to certain of our officers under the 2019 Plan and outstanding as of September 28, 2021;

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includes           shares of our common stock issuable immediately following the closing of this offering upon the expected exercise of the stock options awarded to certain of our non-employee directors under the 2019 Plan and outstanding as of September 28, 2021 at an exercise price of $      per share;

•
does not include           shares of common stock reserved for issuance under the 2022 Plan, which our board has approved and we intend to adopt in connection with this offering; and

•
does not include           RSUs (all of which will be subject to vesting) to be issued under our 2022 Plan, that are expected to be granted to certain employees in connection with this offering.

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DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners.
Our net tangible book value at           , 2021 was $      , and our pro forma net tangible book value (deficit) as of           , 2021 was approximately $      million, or $      per share of our common stock. We calculate pro forma net tangible value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding on a pro forma basis.
After giving effect to (i) the selling stockholders’ sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and (ii) the use of proceeds therefrom, after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value (deficit) as of           would have been $      million, or $      per share of our common stock. This amount represents an immediate increase in pro forma net tangible book value (deficit) of $      per share of common stock to our existing owners and an immediate and substantial dilution in pro forma net tangible book value (deficit) of $      per share of common stock to new investors purchasing shares in this offering.
The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:
Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of , 2021 before this offering	$
Increase in as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing common stock in this offering	$
Dilution is determined by subtracting pro forma net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.
Each $1.00 increase or decrease in the assumed initial public offering price per share of common stock would increase or decrease, as applicable, the pro forma net tangible book value by $      per share and the dilution to new investors in the offering by $      per share, assuming that the number of shares offered in this offering, as set forth on the cover page of this prospectus, remains the same and excluding estimated offering expenses payable by us. The pro forma information discussed above is for illustrative purposes only. Our net tangible book value (deficit) following the closing of the offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.
The following table summarizes, on the same pro forma basis as of           , the total number of shares of common stock purchased from the selling stockholders, the total cash consideration paid to the selling stockholders and the average price per share of common stock paid by our existing owners and by new investors purchasing shares of common stock in this offering.
	Shares Purchased		Total consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders		%		%
New investors		%		%
Total		%		%

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After giving effect to the sale of shares by the selling stockholders in this offering (excluding shares sold pursuant to the underwriters’ option to purchase additional shares), new investors will hold           shares, or    % of the total number of shares of common stock after this offering and existing stockholders will hold    % of the total shares outstanding. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to           , or    % of the total number of shares of common stock after this offering, and the percentage of shares held by existing stockholders will decrease to    % of the total shares outstanding.
In addition, as of           , 2021,           shares of common stock, reflecting approximately ten percent of our authorized capital, are subject to issuance under restricted stock award agreements granted to our executive officers and certain of our officers and non-employee directors pursuant to the 2019 Plan. In accordance with the applicable grant agreements, the vesting conditions covering           shares of common stock will be satisfied in full immediately following the closing of this offering. You will be immediately diluted by the issuance of those vested shares of common stock to the plan participants.
In addition,            shares of common stock will be available for issuance under the 2022 Plan, which our board has approved and we intend to adopt in connection with this offering. We expect to make grants under the 2022 Plan to certain employees in connection with this offering. You will be immediately diluted by the issuance of shares of common stock pursuant to the terms of any awards made under the 2022 Plan. Additionally, shares available for issuance under the 2022 Plan will be subject to increase on the first day of each fiscal year beginning with fiscal 2023 in an amount equal to the lesser of (i) 2% of our issued and outstanding common stock on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of common stock as may be determined by our board.
In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity, the issuance of such securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Summary—Summary Historical Consolidated Financial and Other Data” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion gives effect to the restatement of our audited consolidated financial statements as of and for the fiscal year ended September 28, 2021. Please see Note 20—Restatement of Previously Issued Consolidated Statement of Cash Flows to the consolidated financial statements. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are the largest omni-channel mattress specialty retailer in the United States (based on U.S. retail mattress revenue), in an industry we estimate, based on data from Furniture Today and ISPA market studies, to be approximately $18 billion in 2020. We meet our customers wherever they choose to interact with our expertise-led ecosystem, whether in our 2,353 conveniently-located retail stores nationwide (as of September 28, 2021) or on our digital platforms, including MattressFirm.com and Sleep.com, with an estimated 62 million website visitors in fiscal 2021. Our customers can experience and compare the leading mattress brands in a single place, with a comprehensive and diversified product suite and use data and digital tools, such as MattressMatcher, to identify products that will help them achieve a great night’s sleep. Our network of 70 distribution centers and more than 30 third-party delivery providers across the country deliver products with speed, efficiency and in-home set-up services, completing the sleep solution that our approximately 6,500 well-trained and incentivized Sleep Experts offer to consumers. We are the number one retailer of Tempur-Pedic, Serta, Sealy, Purple, Stearns & Foster and Beautyrest brands (based on U.S. mattress vendors’ sales to us and units purchased, in each case, from these vendors in 2020). We increased our net revenue from $2,962.3 million in fiscal 2019 to $3,256.6 million in fiscal 2020 and to $4,392.9 million in fiscal 2021, representing a CAGR of 21.8% from fiscal 2019 to fiscal 2021, respectively.
We are the clear market leader in the large and growing U.S. retail mattress and foundations industry, with a market share we estimate to be approximately 20% as of the end of 2020. With a coast-to-coast optimized retail footprint, a strong and growing online presence, industry-leading fulfillment capabilities and a well-trained and incentivized sales force of Sleep Experts, we believe we are the retail partner of choice for major mattress brands. We estimate that we are nearly twice the size of our next closest competitor (based on U.S. retail mattress sales) and eight times larger than the next largest multi-branded mattress specialty retailer in the United States (based on store count). We offer a comprehensive and diversified product suite across comfort, style and price points from more than 30 brands. In fiscal 2021, our sale of mattresses, foundations and other, which primarily includes accessories and delivery, generated 77.4%, 15.0% and 7.6%, respectively, of our net revenue.
In addition to the scale and strength of the U.S. mattress industry, we believe we will benefit from strong macroeconomic fundamentals, including GDP growth and housing market indicators, such as housing starts, the trend toward suburbanization, increased housing turnover and increasing millennial home ownership. Furthermore, we believe we will benefit from a heightened focus on health and wellness generally, and increased recognition of the importance of high-quality sleep as a key component of a healthy lifestyle.
In October 2018, our operating subsidiary, Mattress Firm, Inc., its subsidiaries and certain of its affiliates filed voluntary petitions for relief under Title 11 of the U.S. Code in the U.S. Bankruptcy Court for the District of Delaware. Following our emergence from bankruptcy in November 2018, the Steinhoff Group owned 50.1% of our common stock and the Creditor Stockholders owned the remaining 49.9%,

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in each case prior to dilution from equity awards granted to certain of our officers and non-employee directors. Following our emergence from bankruptcy, we took a number of actions to fundamentally transform our business to capitalize on growth opportunities and drive market share capture in a favorable environment. Among other key actions, we:
•
brought in a new senior leadership team, including our President and Chief Executive Officer John Eck;

•
rationalized and optimized our store footprint to create a highly productive and profitable store base. As part of a deliberate effort to maximize real estate efficiency, eliminate duplicative and cannibalistic stores and reduce lease exposure, we closed 641 store locations in the first quarter of fiscal 2019. Nonetheless, through our neighboring stores and focus on Digital sales, we recaptured a significant share of sales from the stores we closed. During the second quarter of fiscal 2019 through the fourth quarter of fiscal 2021, we closed an additional 331 stores. The activity with respect to the number of our stores for the preceding three fiscal years is as follows:

	Fiscal 2019	Fiscal 2020	Fiscal 2021
Stores, beginning of fiscal year	3,241	2,534	2,419
New stores	37	10	33
Acquired stores	0	3	1
Closed stores	(744)	(128)	(100)
Stores, end of fiscal year	2,534	2,419	2,353

•
re-designed a best-in-class product assortment, that is focused on highly-recognized brands across a broad spectrum of price points and styles. In particular, we reintroduced Tempur-Pedic, Sealy and Stearns & Foster brand mattresses in our stores in October 2019 pursuant to a newly negotiated supply agreement entered into in June 2019, following the termination of the prior supply agreement in February 2017. We extended the term of this supply agreement in August 2021 to September 2025. We also introduced an attractive mix of national brand exclusive and private brands products to our offering;

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strengthened our digital capabilities and scaled our e-commerce business to create a true omni-channel experience, including making investments of $34.5 million from the beginning of fiscal 2020 through the end of fiscal 2021 to enhance our customer-facing digital toolkit such as MattressMatcher, Sleep.com and SleepScore, and the soon to be launched PriceMatcher, and focused our marketing efforts on digital marketing alongside a more disciplined and analytical data-driven approach; and

•
upgraded the training and development of our Sleep Experts and optimized their compensation structure in order to enhance our customer service, optimize the effectiveness of our sales force and to better align with our performance and profitability on an omni-channel basis.

As a result of these transformative actions, we materially improved our financial profile and other key performance metrics. We increased our net revenue from $2,962.3 million in fiscal 2019 to $3,256.6 million in fiscal 2020 and to $4,392.9 million in fiscal 2021. While we drove our net loss of $965.8 million in fiscal 2019 to a net income of $125.6 million in fiscal 2020, we again recognized a net loss of $165.1 million in fiscal 2021. A majority of the volatility in our net income (loss) during these fiscal years was due to impairments of goodwill and intangible assets, the remeasurement of embedded derivatives, loss from debt extinguishments and a special bonus and director fees. Separately, while we incurred an Adjusted Net Loss of $34.9 million in fiscal 2019, we generated Adjusted Net Income of $71.5 million in fiscal 2020 and $444.6 million in fiscal 2021. We increased Adjusted EBITDA from $153.4 million in fiscal 2019 to $256.3 million in fiscal 2020 and to $669.2 million in fiscal 2021. Adjusted Net Income (Loss) and Adjusted EBITDA are non-GAAP measures, see “Non-GAAP Financial Measures.” In addition, average order value decreased from $999 in fiscal 2019 to $970 in fiscal 2020, and then increased from $970 in fiscal 2020 to $1,111 in fiscal 2021. Furthermore, we substantially increased our cash flows from operating activities. While we used $9.3 million of cash from operating activities in

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fiscal 2019, we generated $379.0 million of cash from operating activities in fiscal 2020 and $452.6 million in fiscal 2021, and while we had negative Adjusted Free Cash Flow of $50.4 million in fiscal 2019, we had positive Adjusted Free Cash Flow of $331.6 million in fiscal 2020 and positive Adjusted Free Cash Flow of $445.9 million in fiscal 2021.
As an omni-channel retailer, our operations consist of one reportable segment for the sale of mattresses and bedding-related products across the United States through our three operating segments, B&M, Digital and Other Business. In addition, we adopted ASU No. 2016-02, Leases (Topic 842), ASU No. 2018-10, Codification Improvements to Leases, Topic 842, and ASU No. 2018-11, Targeted Improvements (collectively “Topic 842”) effective as of October 2, 2019. As a result of this change in accounting standards, certain of our financial information for fiscal 2019 is not comparable to the subsequent periods, such as fiscal 2020 and fiscal 2021. Our fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to September 30th. See “Basis of Presentation.”
Factors Affecting Our Performance
We believe that our performance and future success depends on a number of important factors, including the following:
Strong Macro Fundamentals
We believe we will benefit from the current strong macroeconomic fundamentals. Historically, mattress sales growth has closely followed U.S. GDP growth, which, according to the International Monetary Fund, is expected to grow by 7% in 2021, the fastest rate since 1984, and is expected to continue to grow at an attractive rate of 4.9% in 2022. The U.S. retail mattress and foundations industry is expected to further benefit from near-term inflation, which is expected to grow 3.4% in 2021 and 2.1% in 2022, according to The Federal Reserve. In addition, we believe we will benefit from a robust housing market and favorable demographic trends driving new household formation, which drives increased turnover of the existing housing stock, powered by the new construction market and a favorable interest rate environment. We also believe we will benefit from a heightened focus on health and wellness generally, and increased recognition of the importance of high-quality sleep as a key component of a healthy lifestyle. We believe, as a result, customers are more likely to spend more on quality sleep products.
Large, Growing and Resilient Mattress Industry
The U.S. sleep industry, which we define as core mattress and foundations market and adjacent sleep products, such as pillows, linens and bedroom furniture, has been stable over the long-term, and is large and growing. The U.S. wholesale mattress and foundations industry grew at a 5.5% CAGR between 1974 and 2020, according to data compiled by International Sleep Products Association. The market has demonstrated stability and growth over the long-term and relative resilience during periods of economic weakness. Furthermore, the U.S. wholesale mattress and foundations industry is projected to grow at 6% in 2021, according to the ISPA. The U.S. wholesale mattress and foundations industry is the primary driver of the U.S. retail mattress and foundations industry, which we estimate, based on data from Furniture Today and ISPA market studies, was approximately $18 billion in 2020, with approximately $12 billion in the brick and mortar market and approximately $6 billion in the e-commerce market. Furthermore, we believe that there is little evidence in the market that sales of mattresses were disproportionately captured in 2020 as a result of the COVID-19 pandemic.
Our Omni-Channel Capabilities
We meet our customers wherever they choose to interact with our expertise-led ecosystem. We offer our customers an exceptional personalized experience, in-store or online, opening our doors to customers when, where and how they wish to shop. We intend to continue to leverage our omni-channel capabilities, which include our recognized market leadership position, our unmatched retail footprint, digital platform and distribution infrastructure, our expertise led-ecosystem and our best-in-class product assortment. We expect these omni-channel capabilities will continue to drive traffic online and in-store, as well customer conversion and customer loyalty, and grow revenue, profitability and cash flows.

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Recognized market leader.   Mattress Firm is a household name with approximately 140 million consumer touchpoints annually, across in-store, online and event sponsorships. This exposure positions us to be top-of-mind for consumers when they begin their mattress purchase journey. We drive that exposure through our ad spend, which we estimate to be the largest in the mattress retail industry. Our ad spend is bolstered by our national scale, which allows us to run locally-led, nationally-supported, data-driven campaigns that effectively drive traffic to our stores and digital properties. We gain additional exposure from our real estate footprint in high-traffic locations. We have increased the effectiveness of our marketing in part by increasing the percentage of digital campaigns in our marketing strategies. For example, in fiscal 2019, 29% of our marketing spend was digital compared to 56% in fiscal 2020 and 58% in fiscal 2021. We also recently launched our popular “Junk Sleep” campaign to raise awareness of the importance of quality-sleep and educate consumers about the potentially negative health consequences of poor-quality sleep. The campaign has generated over 125 earned media placements and more than 3.2 billion potential impressions across earned, traditional, digital and social media from the launch date of the campaign in July 2021 through the end of September 2021.
Unmatched retail footprint, digital platform and distribution infrastructure and resulting efficiencies of scale.   Our optimized national store footprint of 2,353 stores and 70 distribution centers (in each case, as of September 28, 2021) and our more than 30 third-party delivery providers together with our strong and rapidly growing online presence, provides us with national geographic coverage and industry-leading delivery speed. Based on the significant increase in our website visitors during fiscal 2021, we believe we can capture a larger percentage of digital sales in the U.S. mattress and foundations industry than the approximately 5% we estimate we captured as of 2020. Further, in the future we plan to utilize data analytics to drive site selection and expand our footprint in selected underpenetrated markets, such as Los Angeles, CA and Buffalo/upstate NY followed by post-opening local marketing initiatives. In addition, commencing in fiscal 2020 we began utilizing data analytics effectively to drive lower costs in our operations, logistics and human capital and selectively leveraging our market scale to expand gross margin, and expect to continue to do so in the future.
Expertise-led ecosystem.   We provide in-depth training to our more than 6,500 highly-trained and incentivized Sleep Experts so they can be well-positioned to help consumers find the mattress that best meets their needs and provide a holistic offering of sleep solutions beyond the mattress. Specifically, we provide more than 240 hours of training for new associates during their first year and more than 200 hours of ongoing annual training thereafter, compared to the approximately 35-hour retail average in 2019, based on the Association for Talent Development’s 2020 State of the Industry report. Additionally, we offer appealing compensation packages to attract and retain an effective sales force as well as incentivize omni-channel selling behaviors, by allowing our store managers to receive commission for any customers that visit a store but ultimately transact online.
Best-in-class product assortment.   Our best-in-class assortment of brands and depth of product lines is designed to meet the full range of customer needs and price points. Our mattress assortment is driven by a mix of national brands, national exclusive brands and private brands, each serving different roles. In fiscal 2021, 40% of our net revenue was generated by the sales of national brands and 57% was generated by the sales of national exclusive brands and private brands. In addition, in fiscal 2021, 45% of our net revenue was generated by mattresses with a retail price greater than $2,000, 27% was generated by mattresses with a retail price of between $1,001 and $2,000, 16% was generated by mattresses with a retail price of between $501 and $1,000 and the remaining 12% was generated by mattresses with a retail price of $500 and lower.
COVID-19
The outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, has affected, and may continue to affect, our business, as well as our customers, associates and suppliers, and resulted in federal, state and local governmental authority safety recommendations and requirements aimed at mitigating the spread of the virus, such as stay-at-home orders, prohibitions of large group gatherings, travel restrictions and closures of certain businesses.
In March 2020, in response to these restrictions, we took many actions, including heightened cleaning protocols in our stores, equipping each store with hand sanitizer stations and signage

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illustrating how to socially distance within the store, wearing face coverings and, in certain cases, limiting the number of customers admitted to our stores at one time. We closed approximately 50% of our stores by the last week of March 2020, approximately 65% of our stores were closed for the majority of April 2020 and approximately 40% of our stores remained closed for the majority of May 2020. We suspended partial lease payments beginning in April 2020. We then commenced lease negotiations with our landlords and ultimately negotiated lease term modifications across our entire portfolio and, as of the end of fiscal 2020, had modified terms in the leases for approximately 51% of our stores, resulting in lease expense savings of $1.4 million for fiscal 2020 and abatements of $18.9 million and deferrals of $11.3 million (with the majority to be paid by the end of fiscal 2022), in each case, as of the end of fiscal 2020. Moreover, in April 2020 we also took various strategic actions to preserve liquidity and significantly reduce operating expenses, such as drawing $60.0 million on our then existing asset-based revolving facility, which was subsequently repaid in full, negotiating extended payment terms with several direct merchants and larger advertisers, and reducing merchandise purchases to manage on lower inventory levels. Additionally, we instituted a hiring freeze, a reduction in sales force, a furlough program (temporarily furloughing 4,687 field associates and 224 corporate support personnel), compensation and severance pay adjustments, a hold on certain employee benefits and a freeze on employee travel. We had approximately $28.5 million in cost reductions in fiscal 2020 due to these actions, excluding related severance costs of $0.9 million incurred in fiscal 2020. Capital expenditures for the remainder of fiscal 2020 were substantially reduced. We took these actions, without government or lender financial support, to successfully preserve our liquidity, fortify our balance sheet and protect our business.
While our comparable sales decreased in the third quarter of fiscal 2020 due to the effects of the COVID-19 pandemic, the momentum we experienced prior to the onset of the COVID-19 pandemic returned and our business rebounded significantly by the fourth quarter of fiscal 2020. This momentum continued throughout fiscal 2021. Despite the rebound experienced by a majority of our business operations, we recognized an impairment of goodwill in the Other Business reporting unit in the fourth quarter of fiscal 2021 of $47.2 million, due to, among other things, the prolonged impact of the COVID-19 and the delayed return of our events and expositions operations within the Other Business reporting unit in fiscal 2021. See “—Critical Accounting Policies and Estimates—Intangibles and long-lived assets—Goodwill.” See “Risk Factors—Risks Related to Our Business—The impact of COVID-19 has adversely affected and may continue to adversely affect our business, results of operations and financial condition.”
Seasonality
Our wide assortment of products across our omni-channel platforms makes us less susceptible to seasonal shopping patterns than many retailers. While our business is relatively consistent over quarterly periods, historically we have realized a higher portion of net revenue, gross profit and cash flows from operating activities in our fourth fiscal quarter, attributable primarily to the impact of Fourth of July and Labor Day sales. Approximately 29%, 33% and 28% of our net revenue occurred in the fourth quarter of fiscal 2019, fiscal 2020 and fiscal 2021, respectively.
Public Company Expenses
Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or any securities exchange applicable to public companies. Compliance with reporting and other requirements applicable to public companies has and will create additional costs for us, has and will require the time and attention of management and has and will require the hiring of additional personnel and outside consultants. The expenses incurred by public companies generally for reporting and corporate governance purposes have been rising due, in part, to increased regulatory requirements related to accounting and reporting oversight. Furthermore, we expect to incur a material cash obligation for the withholding of employee income taxes in connection with the settlement of vested RSUs. The amount of this cash obligation will be determined based upon the market value of our common stock at the time of settlement and is expected to be paid with respect to certain RSUs within 30 days after the closing of this offering and is expected to be paid with respect to other RSUs within six months after the closing of this offering. For illustrative purposes only, using an

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assumed market value of $     per share, which is the midpoint of the estimate price range set forth on the cover page of this prospectus, the amount of this obligation would be $          million with respect to the settlement of the first group of RSUs and $ million with respect to the settlement of the second group of RSUs. In the event the stock price at the time of settlement is higher than the midpoint, the cash obligation would be larger.
Key Operating Metrics and Non-GAAP and Other Financial Measures
Our management and board of directors use various key operating metrics and non-GAAP and other financial measures, along with the corresponding GAAP financial measures, to assist in monitoring our ongoing financial performance; to supplement GAAP measures of performance in evaluating the effectiveness of business strategies and budgeting decisions; to evaluate our performance compared to prior periods and the marketplace; to establish operational goals; and to provide continuity to investors for comparability purposes. In particular, our management and board of directors use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), and Adjusted Free Cash Flow, as well as comparable sales, average order value and website visitors. These non-GAAP and other financial measures should be considered along with, but not as alternatives to, the financial performance measures as calculated in accordance with GAAP. See “Non-GAAP Financial Measures.”
Significant Components of Our Results of Operations
Net Revenue and Comparable Sales
Net revenue consists of sales of our merchandise, plus other services provided, such as installation, shipping and delivery, as well as franchise and license fees and royalty income, and is recorded net of discounts and returns, customer financing costs paid by us, and sales tax collected from customers and remitted to various taxing jurisdictions. Sales, including fees collected for delivery services, are recognized when the obligations under the terms of the contract with the customer are satisfied, which is when control of the product has transferred to the customer, which is when customers receive the mattress and/or other bedding product. Changes in net revenue are driven by comparable sales, net store openings, changes in average order value, the number of transactions, expanded product offerings, our advertising and marketing and the efforts of our Sleep Experts.
Comparable sales are comprised of net revenue, net of discounts, returns and excluding customer financing fees, franchise fees and royalty income. A store is included in the comparable sales calculation on the first day of the thirteenth full fiscal month following the store’s opening. When a store is relocated, it is treated as a new store for purposes of this calculation. Comparable sales allow us to evaluate how our overall ecosystem is performing by measuring the change in period-over-period net revenue for the stores that have been open for the applicable period. We intend to grow comparable sales by continuing to curate and offer best-in-class, innovative product offerings, building trust among consumers through our Sleep Experts and ecosystem of data-driven digital tools and platforms, and promoting our omni-channel experience through our marketing campaigns.
Cost of Sales and Total Gross Profit
Cost of sales consists of (i) costs associated with purchasing and delivering our products to our stores and our customers, net of vendor incentives earned on the purchase of products subsequently sold, (ii) store and distribution center occupancy costs and related depreciation expense, (iii) store and distribution center operating costs, (iv) physical inventory losses and (v) events and expositions operating costs.
Total gross profit is calculated as net revenue less cost of sales. Gross margin is defined as total gross profit divided by net revenue. The shift to higher-price point product categories, a focus on incentivizing our associates based on margin, our economies of scale and wide product range has led to gross margin expansion. Additionally, our business model is based on an approximately 60% variable cost structure, which allows us to quickly and effectively adapt to changing economic conditions or industry dynamics.

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Operating Expenses
Sales and Marketing Expenses
Sales and marketing expenses consist of advertising and media production, payroll and benefits for Sleep Experts, and merchant service fees for customers’ credit and debit card payments. Advertising costs are primarily associated with print, broadcast and digital advertisements, which may be offset by funds received directly from vendors. Beginning in fiscal 2020, we have increasingly shifted our focus to data-driven digital marketing to optimize our marketing efforts, which has led to improvement in our return on marketing investment.
General and Administrative Expenses
General and administrative expenses consist of payroll and benefits for corporate and regional management employees, stock-based compensation costs, corporate headquarter occupancy expense, information technology expenses, depreciation related to corporate assets, insurance costs and certain overhead costs. General and administrative expenses generally include fixed cost components associated with corporate and regional management overhead and, therefore, are not directly correlated with net revenue. Our stock-based compensation expenses relate to our RSUs, which are non-cash, and cash-based Phantom PIK Loan Awards awarded to certain of our officers and non-employee directors and options awards to certain of our non-employee directors, in fiscal 2019, fiscal 2020 and fiscal 2021. We expect that our stock-based compensation expense will substantially increase in the fiscal quarter that includes the closing of this offering in connection with the vesting of our RSUs. The majority of this incremental stock-based compensation expense will be determined based upon the offering price of our common stock at the closing of this offering and, based upon the midpoint of the price range set forth on the cover page of this prospectus, we expect such expense to be approximately $      million. We expect our general and administrative expenses will increase in general in future periods in part due to additional expenses we expect to incur as a result of being a public company, such as additional legal, accounting, insurance, and other expenses, including compliance with the Sarbanes-Oxley Act.
Impairment of Intangible Assets and Goodwill
Intangible assets and goodwill are tested annually for impairment, or more frequently, if events or changes in business circumstances indicate the applicable asset might be impaired. The impairment test of the applicable asset compares the carrying amount of the applicable asset to its fair value. If the fair value of the applicable asset exceeds its carrying value, no impairment loss is recognized. In fiscal 2019, we had an impairment of intangible assets of $568.9 million and an impairment of goodwill of $244.2 million. While we performed a quantitative impairment test of goodwill in fiscal 2020, no impairment was recognized. In fiscal 2021, we recorded $47.2 million impairment of goodwill, related to our Other Business operating segment.
Interest Expense, Net
Interest expense, net consists of interest on our debt (which for fiscal 2019 and fiscal 2020 was comprised of the 2018 Loans), amortization of original issue discount and loan costs and interest income. Following our entry on September 24, 2021 into the 2021 Term Loan, our interest expense, net increased due to the significant increase in our outstanding indebtedness from the entry into the 2021 Term Loan, which more than doubled our outstanding indebtedness.
Remeasurement of Embedded Derivatives and Loss from Debt Extinguishments
In connection with our emergence from bankruptcy in November 2018, we entered into the 2018 Loans and a $125.0 million ABL revolving credit facility. As a result of the features of the 2018 Loans which were determined to be embedded derivatives, we bifurcated the embedded derivatives from the host instruments and accounted for them separately. In anticipation of the 2018 Loans being refinanced, we remeasured the fair value of such embedded derivatives during fiscal 2020, resulting in a $131.7 million benefit. In November 2020, we entered into a new $550.0 million term loan (the “2020

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Term Loan”) and amended and restated the $125.0 million ABL revolving credit facility, and repaid in full the principal amount of the 2018 Loans plus accrued and unpaid interest and incurred prepayment penalties. In September 2021, we entered into the 2021 Term Loan, pursuant to which we borrowed $1.25 billion, and the 2021 ABL Facility, pursuant to which we have potential availability of $125 million, and repaid in full the principal amount of the 2020 Term Loan plus accrued and unpaid interest and incurred a prepayment penalty. In connection with the repayment of the 2018 Loans, repayment of the 2020 Term Loan and entering into the 2021 ABL Facility, we recorded $490.3 million loss from debt extinguishments during fiscal 2021.
Income Tax Expense (Benefit)
Income taxes consist of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, and the valuation allowance against deferred tax assets, as applicable. Our effective tax rate will vary depending upon change in the value and realizability of our deferred tax assets and liabilities and changes to tax laws.
Results of Operations
Fiscal 2020 Compared to Fiscal 2021
The following table indicates our results of operations for the periods presented as well as the percentage relationship to net revenue of each line item of the consolidated statements of operations, as well as the percentage change in dollar amounts compared to the prior year.
			Percentage of Net Revenue		Basis Point Increase/ (Decrease) Percentage of Net Revenue	Percentage Increase/ (Decrease) Dollar Amounts
(in millions, except percentages)	Fiscal 2020	Fiscal 2021	Fiscal 2020	Fiscal 2021	Fiscal 2021 vs. Fiscal 2020	Fiscal 2021 vs. Fiscal 2020
Net revenue	$3,256.6	$4,392.9	100.0%	100.0%	—	34.9%
Cost of sales	2,142.6	2,530.3	65.8%	57.6%	(820)	18.1%
Total gross profit	1,114.0	1,862.6	34.2%	42.4%	820	67.2%
Operating expenses:
Sales and marketing expenses	704.9	950.0	21.6%	21.6%	—	34.8%
General and administrative expenses	247.2	316.1	7.6%	7.2%	(40)	27.9%
Special bonus and director fees	—	151.9	—%	3.5%	350	NM
Impairment of goodwill	—	47.2	—%	1.1%	110	NM
Total operating expenses	952.1	1,465.2
Income from operations	161.9	397.4	5.0%	9.0%	400	145.5%
Interest expense, net	122.3	54.6	3.8%	1.2%	(260)	(55.4)%
Remeasurement of embedded derivatives	(131.7)	—	(4.0)%	—%	400	(100.0)%
Loss from debt extinguishments	—	490.3	—%	11.2%	1,120	NM
Income (loss) before income taxes	171.3	(147.5)	5.3%	(3.4)%	(870)	(186.1)%
Income tax expense	45.7	17.6	1.4%	0.4%	(100)	(61.5)%
Net income (loss)	$125.6	$(165.1)	3.9%	(3.8)%	(770)	(231.4)%

NM = Not meaningful

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The following tables set forth the periods presented operational data, and other non-GAAP and other financial measures:
(in millions, except percentages, number of stores and average order value)	Fiscal 2020	Fiscal 2021
Comparable sales growth	13.0%	36.1%
Number of stores at year-end	2,419	2,353
Average order value(1)	$970	$1,111
Website visitors(2)	56	62
Adjusted EBITDA(3)	$256.3	$669.2
Net income margin(4)	3.9%	NM
Adjusted EBITDA margin(3)	7.9%	15.2%

NM = Not meaningful
(1)
Average order value is defined as net revenue, excluding customer financing fees and sales returns and exchange reserves of $86.0 million and $90.6 million for fiscal 2020 and fiscal 2021, respectively, and income from CFS and franchise and royalty income of $6.3 million and $7.2 million for fiscal 2020 and fiscal 2021, respectively, divided by the number of transactions for such fiscal periods.

(2)
Website visitors is defined as the number of website users, identified by internet protocol addresses and devices that have initiated at least one session on MattressFirm.com during the period. The number of website visitors is meaningful to our management of our digital channel because it allows us to better understand and measure (i) our customer engagement and conversion rates, (ii) our share of voice and its impact on driving visitors to our digital assets and (iii) the success of our omni-channel strategy.

(3)
The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented. See “Non-GAAP Financial Measures” for further information, including definitions, usefulness, limitations and non-comparability.

(in millions, except percentages)	Fiscal 2020	Fiscal 2021
Adjusted EBITDA:
Net income (loss)	$125.6	$(165.1)
Interest expense, net	122.3	54.6
Remeasurement of embedded derivatives	(131.7)	—
Income tax expense	45.7	17.6
Depreciation and amortization expense	57.6	57.3
Impairment of goodwill	—	47.2
Impairment of property and equipment and operating lease right-of-use assets and loss on disposal of property and equipment(a)	15.0	8.6
Loss from debt extinguishments(b)	—	490.3
Stock and other non-cash compensation(c)	13.2	3.7
Inventory reconfiguration initiative(d)	8.6	—
Special bonus and director fees(e)	—	151.9
Offering cost(f)	—	3.1
Adjusted EBITDA	$256.3	$669.2
Net revenue	$3,256.6	$4,392.9
Adjusted EBITDA Margin(g)	7.9%	15.2%

NM = Not meaningful
(a)
We recorded a loss on disposal of property and equipment primarily in connection with the store closings of $1.8 million and $2.6 million for fiscal 2020 and fiscal 2021, respectively, an impairment on operating lease of right-of-use assets of $9.5 million and $4.7 million for fiscal 2020 and fiscal 2021, respectively, and an impairment on property and equipment for underperforming store assets of $3.7 million and $1.3 million for fiscal 2020 and fiscal 2021, respectively.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)
Represents a loss recorded upon the extinguishments of the 2018 Loans in fiscal 2019 and 2020 Term Loan, 2018 ABL Facility and the 2020 ABL Facility in fiscal 2021. The loss included $470.4 million related to the extinguishments of the 2018 Loans, $18.6 million related to the extinguishment of the 2020 Term Loan and $1.3 million of costs related to the extinguishment of the 2018 ABL Facility and 2020 ABL Facility during fiscal 2021.

(c)
Represents stock and other non-cash compensation associated with our 2019 Plan.

(d)
During the first quarter of 2020, we undertook an initiative to re-configure and provide inventory slot availability within our B&M showrooms to facilitate the introduction of various new products. Costs incurred for the initiative include inventory liquidation and related sales associate incentive expenses.

(e)
Represents (i) a discretionary performance bonus of $135.3 million paid to eligible current and former employees in recognition of efforts made to exit bankruptcy and our post-restructuring transformation (ii) a payment of additional fees to certain non-employee directors of $14.6 million and (iii) and $2.0 million of payroll taxes associated therewith. These payments to our current and former employees and non-executive directors were made concurrently with the payment of a distribution to our common stockholders on September 24, 2021, in lieu of any adjustment to outstanding RSU awards

(f)
Represents costs incurred in fiscal 2021 associated with this offering.

(g)
Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenue.

(4)
Net income margin is defined as net income divided by net revenue.

Net Revenue and Comparable Sales
Net revenue increased by $1,136.3 million, or 34.9%, from $3,256.6 million in fiscal 2020 to $4,392.9 million in fiscal 2021. This increase was primarily driven by a $1,177.8 million, or 36.1%, increase in comparable sales, which was driven by a 21.6% increase in the number of customer transactions and a 14.5% increase in average order value for comparable sales. The increase in number of transactions includes a 37.9% increase in B&M sales due to higher traffic and conversions, as well as temporary store closures as a result of the COVID-19 pandemic in the third quarter of fiscal 2020. Furthermore, a 15.9% increase in Digital sales also contributed to the increase in the number of transactions, which was primarily driven by our ongoing efforts and investments to improve our customers’ experience in the Digital operating segment over the past several years, in addition to a general shift in customer spending patterns due to the COVID-19 pandemic. The increase in average order value was driven by consumer shift to luxury products. These increases were partially offset by a 39.3%, or $19.8 million, decrease in sales from our Other Business operating segment due to the impact of the COVID-19 pandemic and a 0.7%, or $23.9 million, decrease in sales due to store closures in fiscal 2021.
Cost of Sales and Total Gross Profit
Cost of sales increased by $387.7 million, or 18.1%, from $2,142.6 million in fiscal 2020 to $2,530.3 million in fiscal 2021. This increase in cost of sales was primarily attributable to the increase in net revenue in fiscal 2021. Gross margin expanded 820 basis points in fiscal 2021 compared to fiscal 2020 primarily as a result of a consumer shift to luxury products and occupancy leverage. Occupancy costs, which, after the cost of merchandise, represent the largest item within our cost of goods sold, are generally fixed on a per store basis and fluctuate based on the number of stores that we operate. As our occupancy costs decreased in fiscal 2021 compared to fiscal 2020 by $10.3 million primarily due to store closures in fiscal 2021, occupancy costs as a percentage of net revenue also decreased by approximately 388 basis points due to the increase in net revenue discussed above.
Sales and Marketing Expenses
Sales and marketing expenses increased $245.1 million, or 34.8%, from $704.9 million in fiscal 2020 to $950.0 million in fiscal 2021, and held flat as a percentage of net revenue. Advertising expense increased $112.4 million, or increased 40 basis points as a percentage of revenue, sales associates costs increased $112.0 million, or decreased 50 basis points as a percentage of revenue and other sales and marketing expenses increased $20.6 million, or increased 10 basis points as a percentage of revenue. The increase in advertising expense was primarily due to an increase in digital spend in fiscal 2021 that drove higher traffic and conversion and the launch of our “Junk Sleep” campaign in July 2021. The decrease in sales associate costs as a percentage of net revenue is primarily due to the re-alignment of our incentive structure in fiscal 2020. Additionally, cost reduction initiatives in the third quarter of fiscal 2020 related to the COVID-19 pandemic led to a comparable increase of approximately $20.2 million in sales and marketing expenses in fiscal 2021.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
General and Administrative Expenses
General and administrative expenses increased $68.9 million, or 27.9%, from $247.2 million in fiscal 2020 to $316.1 million in fiscal 2021, which was a 40 basis point decrease as a percentage of net revenue. The increase in general and administrative expenses was primarily due to an increase in contractor and consulting fees primarily related to preparation of this offering and various other executive projects to improve our operating efficiency and an increase in salaries and benefits as a result of human capital investments. Additionally, cost reduction initiatives in the third quarter of fiscal 2020 related to the COVID-19 pandemic led to a comparable increase of approximately $6.6 million in general and administrative expenses in fiscal 2021.
Special Bonus and Director Fees
The special bonus and director fees in fiscal 2021 represent a discretionary performance bonus of $135.3 million paid to eligible current and former employees, a payment of $14.6 million of additional fees to certain non-employee directors, and $2.0 million of payroll taxes associated therewith. This discretionary performance bonus was paid in recognition of efforts made to exit bankruptcy and our post-restructuring transformation. This bonus payment was made concurrently with the distribution we otherwise paid to our common stockholders on September 24, 2021, and it was paid in lieu of any adjustment to outstanding RSU awards granted to the current and former employees and certain non-employee directors.
Impairment of Intangible Assets and Goodwill
There were no impairments of intangible assets or goodwill in fiscal 2020. In fiscal 2021, we recorded a $47.2 million goodwill impairment related to our Other Business reporting unit. The impairment was driven by a decline in our long-term net revenue forecast for this reporting unit due to the prolonged impact of the COVID-19 pandemic and the delayed return of our events and expositions operations within the Other Business reporting unit in fiscal 2021, combined with the impact of a shift in strategy of its operations to better align with our omni-channel strategy that took effect in the fourth quarter. Key assumptions used to calculate the fair value of the Other Business reporting unit include the risk-adjusted weighted average cost of capital (“WACC”), forecast for net revenue, operating costs and long-term growth rates. As of September 28, 2021, we had $37.8 million of remaining goodwill allocated to our Other Business reporting unit. Any further downward revisions to the long-term forecast for net revenue and operating costs and long-term growth rates for this reporting unit or increases in the risk-adjusted WACC could result in additional goodwill impairments.
Interest Expense, Net
Interest expense, net for the periods presented consists of the following:
(in millions)	Fiscal 2020	Fiscal 2021
Interest expense	$83.0	$40.1
Amortization of original issue discount and loan costs	42.4	15.0
Interest income	(3.1)	(0.5)
Interest expense, net	$122.3	$54.6
Interest expense, net decreased $67.7 million, or 55.4%, from $122.3 million in fiscal 2020 to $54.6 million in fiscal 2021. This decrease was primarily attributable to a decrease in amortization of the original issue discount and loan costs and lower interest rate due to the extinguishments of the 2018 Loans in November 2020.
Remeasurement of Embedded Derivatives and Loss from Debt Extinguishments
Our embedded derivatives were associated with our 2018 Loans, both of which have been repaid in full, and were calculated using certain assumptions made by our management regarding future financing activities and estimates related to our credit spread and credit rating. The change in the value

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
of the embedded derivatives during fiscal 2020 related to changes in management’s assumptions regarding the timing of certain future events that impacted the prepayment features within the 2018 PIK Loan. The refinancing of the 2018 PIK Loan in the first quarter of fiscal 2021 accelerated the prior assumption related to the timing of the prepayment and substantially changed the value of the embedded derivatives from a $113.5 million liability as of October 1, 2019 to an $18.3 million asset as of September 29, 2020.
In connection with the repayment of the 2018 Loans, 2020 Term Loan and amendments of the ABL revolving credit facility, we recorded a $490.3 million loss from debt extinguishments during fiscal 2021. In fiscal 2020, we did not have any losses from early debt extinguishment.
Income Tax Expenses
Our effective income tax rate was 26.7% in fiscal 2020 compared to (11.9)% in fiscal 2021. Significant items that impacted the fiscal 2020 effective tax rate included additional valuation allowances required as a result of the CARES Act and a change in the estimated timing of when certain tax attributes related to our debt structure would impact future periods. Significant items that impacted the fiscal 2021 effective tax rate included the November 2020 debt refinancing, valuation allowance placed on deferred tax assets and goodwill impairment.
Net Income (Loss)
We generated a net income of $125.6 million in fiscal 2020 compared to net loss of $165.1 million in fiscal 2021. The net loss in fiscal 2021 was primarily driven by the $490.3 million loss from debt extinguishments, $151.9 million attributable to the special bonus and director fees, inclusive of payroll taxes thereon and $47.2 million impairment of goodwill in fiscal 2021, each as further described above.
Adjusted EBITDA
Adjusted EBITDA increased $412.9 million, or 161.1%, from $256.3 million in fiscal 2020 to $669.2 million in fiscal 2021 and Adjusted EBITDA Margin increased from 7.9% in fiscal 2020 to 15.2% in fiscal 2021, which was a 730 basis point expansion. These increases were driven principally by increased net revenue and total gross profit, partially offset by increased general and administrative expenses and increased sales and marketing expenses, each as further described above.
Fiscal 2019 Compared to Fiscal 2020
The following table indicates our results of operations for the periods presented as well as the percentage relationship to net revenue of each line item of the consolidated statements of operations, as well as the percentage change in dollar amounts compared to the prior year.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
			Percentage of Net Revenue		Basis Point Increase / (Decrease) Percentage of Net Revenue	Percentage Increase / (Decrease) Dollar Amounts
(in millions, except percentages)	Fiscal 2019	Fiscal 2020	Fiscal 2019	Fiscal 2020	Fiscal 2020 vs. Fiscal 2019	Fiscal 2020 vs. Fiscal 2019
Net revenue	$2,962.3	$3,256.6	100.0%	100.0%	—	9.9%
Cost of sales	2,046.1	2,142.6	69.1%	65.8%	(330)	4.7%
Total gross profit	916.2	1,114.0	30.9%	34.2%	330	21.6%
Operating expenses:
Sales and marketing expenses	708.9	704.9	23.9%	21.6%	(230)	(0.6)%
General and administrative expenses	276.1	247.2	9.3%	7.6%	(170)	(10.5)%
Impairment of intangible assets	568.9	—	19.2%	—	(1,920)	(100.0)%
Impairment of goodwill	244.2	—	8.2%	—	(820)	(100.0)%
Total operating expenses	1,798.1	952.1	60.7%	29.2%	(3,150)	(47.0)%
Income (loss) from operations	(881.9)	161.9	(29.8)%	5.0%	3,480	NM
Interest expense, net	107.3	122.3	3.6%	3.8%	20	14.0%
Remeasurement of embedded derivatives	12.2	(131.7)	0.4%	(4.0)%	(440)	NM
Loss from debt extinguishments	8.5	—	0.3%	—	(30)	(100.0)%
Income (loss) before income taxes	(1,009.9)	171.3	(34.1)%	5.3%	3,940	NM
Income tax expense (benefit)	(44.1)	45.7	(1.5)%	1.4%	290	NM
Net income (loss)	$(965.8)	$125.6	(32.6)%	3.9%	3,650	NM

NM = Not meaningful.
The following tables set forth for the periods presented operational data, and other non-GAAP and other financial measures:
(in millions, except percentages, number of stores and average order value)	Fiscal 2019	Fiscal 2020
Comparable sales growth	7.5%	13.0%
Number of stores at year-end	2,534	2,419
Average order value(1)	$999	$970
Website visitors(2)	27	56
Adjusted EBITDA(3)	$153.4	$256.3
Net income margin(4)	NM	3.9%
Adjusted EBITDA margin(3)	5.2%	7.9%

NM = Not meaningful
(1)
Average order value is defined as net revenue, excluding customer financing fees, sales returns and exchange reserve, which totaled $77.5 million and $86.0 million in fiscal 2019 and fiscal 2020, respectively, and income from CFS and franchise and royalty income, which totaled $9.9 million and $6.3 million in fiscal 2019 and fiscal 2020, respectively, divided by the number of transactions for such fiscal periods.

(2)
Website visitors is defined as the number of website users, identified by internet protocol addresses and devices that have initiated at least one session on MattressFirm.com during the period. The number of website visitors is meaningful to our management of our digital channel because it allows us to better understand and measure (i) our customer engagement and conversion rates, (ii) our share of voice and its impact on driving visitors to our digital assets and (iii) the success of our omni-channel strategy.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
(3)
The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented. See “Non-GAAP Financial Measures” for further information, including definitions, usefulness, limitations and non-comparability.

(in millions, except percentages)	Fiscal 2019	Fiscal 2020
Adjusted EBITDA:
Net income (loss)	$(965.8)	$125.6
Interest expense, net	107.3	122.3
Remeasurement of embedded derivatives	12.2	(131.7)
Income tax (benefit) expense	(44.1)	45.7
Depreciation and amortization expense	69.1	57.6
Impairment of intangible assets	568.9	—
Impairment of goodwill	244.2	—
Impairment of property and equipment and operating lease right-of-use assets and loss on disposal of property and equipment(a)	12.5	15.0
Loss from debt extinguishments(b)	8.5	—
Stock and other non-cash compensation(c)	8.2	13.2
Inventory reconfiguration initiative(d)	9.9	8.6
Restructuring costs, net(e)	122.5	—
Adjusted EBITDA	$153.4	$256.3
Net revenue	$2,962.3	$3,256.6
Adjusted EBITDA Margin(f)	5.2%	7.9%

NM = Not meaningful
(a)
We recorded a loss on disposal of property and equipment primarily in connection with the store closings of $3.2 million and $1.8 million for fiscal 2019 and fiscal 2020, respectively, an impairment on operating lease right-of-use assets of $9.5 million and $4.7 million for fiscal 2020 and fiscal 2021, respectively, and an impairment on property and equipment for underperforming store assets of $9.3 million and $3.7 million for fiscal 2019 and fiscal 2020, respectively.

(b)
Represents loss recorded upon the extinguishment of debt in fiscal 2019 associated with the Chapter 11 restructuring.

(c)
Represents stock and other non-cash compensation associated with our 2019 Plan.

(d)
During the fourth quarter of fiscal 2019 and during the first quarter of fiscal 2020, we undertook an initiative to re-configure and provide inventory slot availability within our B&M showrooms to facilitate the introduction of various new products. Costs incurred for the initiative include inventory liquidation and related sales associate incentive expenses.

(e)
Represents costs incurred by us associated with the restructuring program undertaken in conjunction with the Chapter 11 restructuring in fiscal 2019, including $90.2 million of lease termination fees, $42.8 million of legal and other professional fees and $10.8 million of various other costs, including inventory liquidation and severance, partially offset by the reversal of $21.3 million of portfolio fair value of lease adjustments as a result of lease terminations.

(f)
Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenue.

(4)
Net income margin is defined as net income divided by net revenue.

Net Revenue and Comparable Sales
Net revenue increased by $294.3 million, or 9.9%, from $2,962.3 million in fiscal 2019 to $3,256.6 million in fiscal 2020. This increase was primarily driven by a $381.3 million, or 13.0%, increase in comparable sales, which was driven by a 12.8% increase in the number of customer transactions and a 0.2% increase in average order value for comparable sales. The increase in the number of customer transactions includes a 131.9% increase in Digital sales, which was primarily driven by our ongoing efforts and investments to improve our customers’ experience in the Digital operating segment over the past several years, in addition to a general shift in customer spending patterns in the second half of fiscal 2020 due to the COVID-19 pandemic. These increases were partially offset by a 1.0% ($34.0 million) decrease in sales due to store closures in fiscal 2020 and a 47.7% ($45.9 million) decrease in sales from our Other Business operating segment due to the impact of the COVID-19 pandemic.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Cost of Sales and Total Gross Profit
Cost of sales increased by $96.5 million, or 4.7%, from $2,046.1 million in fiscal 2019 to $2,142.6 million in fiscal 2020. This increase in cost of sales was primarily attributable to the increase in net revenue in fiscal 2020 and the reversal of $21.3 million of portfolio fair value adjustments as a result of lease terminations in connection with the Chapter 11 restructuring in fiscal 2019, partially offset by $90.2 million in lease termination fees incurred in fiscal 2019 in connection with the Chapter 11 restructuring. Gross margin expanded 330 basis points compared to fiscal 2019 primarily as a result of the lease termination fees incurred in fiscal 2019, which was partially offset by a general shift in product sales throughout fiscal 2020 to items with slightly lower margins.
Sales and Marketing Expenses
Sales and marketing expenses decreased $4.0 million, or 0.6%, from $708.9 million in fiscal 2019 to $704.9 million in fiscal 2020, which was a 230 basis point decrease as a percentage of revenue. The decrease was primarily attributable to a decrease in sales associate personnel costs driven by the closure of stores in the third fiscal quarter of 2020 and related furlough, the re-alignment in our incentive structure as well as significant advertising leverage as we optimized digital spend on those initiatives that drove higher traffic and conversion.
General and Administrative Expenses
General and administrative expenses decreased $28.9 million, or 10.5%, from $276.1 million in fiscal 2019 to $247.2 million in fiscal 2020, which was a 170 basis point decrease as a percentage of revenue. The decrease was primarily attributable to higher legal and professional fees incurred in fiscal 2019 associated with the Chapter 11 restructuring, partially offset by higher corporate and regional personnel costs in fiscal 2020.
Impairment of Intangible Assets and Goodwill
In fiscal 2019, we recorded an impairment of intangible assets of $ 568.9 million and goodwill impairment of $ 244.2 million. The impairment of intangible assets was largely driven by a change in management’s assumptions related to a change in the royalty rate utilized in the relief from royalty method. The impairment of goodwill was largely driven by a combination of (i) the change to multiple reporting units from a single reporting unit resulting from the completion of our restructuring post-bankruptcy and (ii) an increase in the WACC over the rate used in 2018 due to increased forecast risk post-bankruptcy. There were no impairments of intangible assets or goodwill in fiscal 2020.
Interest Expense, Net
Interest expense, net for the periods presented consists of the following:
(in millions)	Fiscal 2019	Fiscal 2020
Interest expense	$102.9	$83.0
Amortization of original issue discount and loan costs	6.7	42.4
Interest income	(2.3)	(3.1)
Interest expense, net	$107.3	$122.3
Interest expense, net increased $15.0 million, or 14.0%, from $107.3 million in fiscal 2019 to $122.3 million in fiscal 2020. This increase was primarily attributable to an increase in amortization of the original issue discount and loan costs, partially offset by a decrease in interest expense from a reduction in our debt balance due to the Chapter 11 restructuring in early fiscal 2019.
Remeasurement of Embedded Derivatives and Loss from Debt Extinguishments
Our embedded derivatives were associated with our 2018 Loans, both of which have been repaid in full, and were calculated using certain assumptions made by our management regarding future

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
financing activities and estimates related to our credit spread and credit rating. The change in the value of the embedded derivatives during fiscal 2019 related to changes in estimates related to our credit spread and credit rating resulted in $12.2 million of expense. The change in the value of the embedded derivatives during fiscal 2020 related to changes in management’s assumptions regarding the timing of certain future events that impacted the prepayment features within the 2018 PIK Loan. The repayment of the 2018 Loans in the first quarter of fiscal 2021 accelerated the prior assumption related to the timing of the prepayment and substantially changed the value of the embedded derivatives from a $113.5 million liability as of October 1, 2019 to an $18.3 million asset as of September 29, 2020.
The loss from debt extinguishments in fiscal 2019 was a result of debt that was eliminated as part of our emergence from the Chapter 11 restructuring in early fiscal 2019. In fiscal 2020, we did not have any losses from early debt extinguishment.
Income Tax Expenses (Benefit)
Our effective income tax rate was 26.7% in fiscal 2020 compared to 4.4% in fiscal 2019. Significant items that impacted the fiscal 2019 effective tax rate included the impairment of goodwill and valuation allowances placed on certain deferred tax assets that are expected to expire unutilized. Significant items that impacted the fiscal 2020 effective tax rate included additional valuation allowances required as a result of the CARES Act and a change in the estimated timing of when certain tax attributes related to our debt structure would impact future periods.
Net Income (Loss)
We drove our net loss of $965.8 million in fiscal 2019 to a net income of $125.6 million in fiscal 2020, which was due to the factors described above.
Adjusted EBITDA
Adjusted EBITDA increased $102.9 million, or 67.1%, from $153.4 million in fiscal 2019 to $256.3 million in fiscal 2020 and Adjusted EBITDA Margin increased from 5.2% in fiscal 2019 to 7.9% in fiscal 2020, which was a 270 basis point expansion. These increases were driven principally by increased net revenue and total gross profit and decreased general and administrative expenses, partially offset by increased marketing spend and corporate expenses, including to support human capital.
Liquidity and Capital Resources
Sources of Funds
Our principal sources of funds are cash provided by operating activities, supplemented with cash and cash equivalents on hand and borrowings made pursuant to our 2021 ABL Facility. As of September 28, 2021, we had cash and cash equivalents of $209.7 million and full availability of our 2021 ABL Facility.
Funding Requirements
Our primary cash requirements have historically consisted of operating needs, working capital, capital expenditures and debt service. On September 24, 2021, we entered into the 2021 Term Loan, which is a $1,250.0 million term loan facility with a seven-year maturity and initial interest rate of 5.0%, applicable through fiscal 2021. The 2021 Term Loan is subject to amortization in equal calendar quarterly installments of principal in an amount equal to 0.25% of the aggregate principal amount of the facility (which payment shall be reduced as a result of the application of certain prepayments, assignments and/or extensions, in each case, as set forth in the facility) with the remaining balance payable at the final date of maturity. These quarterly payments in fiscal 2022 are expected to be $3.1 million per quarter. Furthermore, we expect to incur a material cash obligation for the withholding of employee income taxes in connection with the settlement of vested RSUs. The amount of this cash obligation will be determined based upon the market value of our common stock at the time of settlement is expected to be paid

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
with respect to certain RSUs within 30 days after the closing of this offering and is expected to be paid with respect to other RSUs within six months after the closing of this offering. For illustrative purposes only, using an assumed market value of $        per share, which is the midpoint of the estimate price range set forth on the cover page of this prospectus, the amount of this obligation would be $        million with respect to the settlement of the first group of RSUs and $        million with respect to the settlement of the second group of RSUs. In the event the stock price at the time of settlement is higher than the midpoint, the cash obligation would be larger. Our working capital needs depend upon the timing of cash receipts from sales, payments to suppliers and others, changes in inventories and lease payment obligations. Our working capital management policy, given inventory-light stores that primarily serve as showrooms, leverages our balance sheet to fuel growth and provides us with operating leverage. Our capital expenditures are driven by the need to maintain and grow our business, as described below under “—Cash Flows—Operating Activities.”
We believe that our existing cash and cash equivalents, future cash generated from operating activities and available borrowings under the 2021 ABL Facility will be sufficient to fund expected operating needs, working capital requirements, capital expenditures, cash obligations for the withholding of employee income taxes in connection with the settlement of vested RSUs and debt service requirements over the 12-month period beginning from the date of this prospectus. A review of capital needs and various investing and financing alternatives to support our requirements is performed regularly. We cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient, or that borrowings under our 2021 ABL Facility will be available, to meet our future needs. If we are unable to generate sufficient cash flows from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants and higher interest rates that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to Our Business—Our growth strategy will be dependent upon, and limited by, the availability of adequate capital.”
Cash Flows
(in millions)	Fiscal 2019	Fiscal 2020	Fiscal 2021 (As Restated)
Net cash (used in) provided by operating activities	$(9.3)	$379.0	$452.6
Net cash used in investing activities	(41.1)	(46.3)	(102.2)
Net cash provided by (used in) financing activities	209.3	(3.1)	(645.3)
Operating Activities
Net cash provided by (used in) operating activities in fiscal 2020 increased by $388.3 million, as compared to fiscal 2019, primarily due to our increase in net revenue and decrease in sales and marketing expenses. This increase in net cash provided by (used in) operating activities was also driven by an increase in accounts payable and other accrued liabilities, primarily due to the timing of inventory receipts, customer deliveries and lease payments.
Net cash provided by operating activities in fiscal 2021 increased by $73.6 million, as compared to fiscal 2020, primarily due to our increase in net revenue, partially offset by $151.9 million paid for special bonus and director fees, inclusive of payroll taxes thereon, in fiscal 2021 and $90.5 million for the cash payment of paid-in-kind interest deferred in fiscal 2019 and fiscal 2020, paid in connection with the extinguishment of the 2018 Loans in fiscal 2021.
Investing Activities
Net cash used in investing activities increased by $5.2 million from $41.1 million in fiscal 2019, to $46.3 million in fiscal 2020 and by $55.9 million to $102.2 million in fiscal 2021. This increase was

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
primarily due to an increase in additions to our property and equipment. Additionally, in fiscal 2021, we made a $5.0 million investment in SleepScore in the form of a senior convertible note.
Our capital expenditures consist of (i) investments in existing stores and distribution centers, primarily maintenance, (ii) investments in strategic initiatives to improve the customers’ experience, including omni-channel initiatives, and improve performance, such as investments in information technology and (iii) new store construction (primarily build-out of leasehold improvements). Capital expenditures were $41.1 million in fiscal 2019, $47.4 million in fiscal 2020 and $97.2 million in fiscal 2021.
The following table provides the allocation of capital expenditures for the periods presented:
(in millions)	Fiscal 2019	Fiscal 2020	Fiscal 2021
Existing store and distribution center investments	$9.7	$7.2	$48.5
Strategic initiatives	24.3	36.0	36.0
New store construction	7.1	4.2	12.7
Total capital expenditures	$41.1	$47.4	$97.2
Financing Activities
Net cash provided by (used in) financing activities changed from cash used of $3.1 million in fiscal 2020, primarily for payments on the 2018 Term Loan and finance leases as compared to cash provided of $209.3 million in fiscal 2019 primarily due to financing obtained during the Chapter 11 restructuring. Due to uncertainties related to COVID-19, we drew $60 million from the then-outstanding 2018 ABL Facility in March 2020 and subsequently repaid such borrowings in full in September 2020.
Net cash used in financing activities increased to $645.3 million in fiscal 2021 primarily due to $1.2 billion used for the repayment of debt and debt redemption premiums for the extinguishments of the 2018 Loans and 2020 Term Loan and the distributions of $1.2 billion to existing stockholders, partially offset by $1.8 billion in proceeds from borrowings on the 2020 Term Loan and 2021 Term Loan.
Indebtedness
Our Senior Credit Facilities consist of our 2021 Term Loan and 2021 ABL Facility. Our 2021 Term Loan is a senior secured term loan entered into on September 24, 2021, among Mattress Firm, Inc., as Borrower, the guarantors party thereto, and Barclays Bank PLC, as administrative agent. Our 2021 ABL Facility is a senior secured asset-based revolving credit facility entered into on September 24, 2021, among Mattress Firm, Inc., as Borrower, the guarantors party thereto and Barclays Bank PLC, as administrative agent. See “Description of Certain Indebtedness.”
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, net revenue, expenses and the related disclosures. These assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that the consolidated financial statements are presented fairly and in accordance with GAAP.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
However, because future events and their effects cannot be determined with certainty, actual results could differ from these assumptions and estimates and such differences could be material.
The following accounting policies affect the most significant estimates and judgments used in preparing the consolidated financial statements.
Taxes
We evaluate the realizability of our deferred tax assets on a quarterly basis. We perform an analysis of all available evidence, both positive and negative, consistent with the provisions of Accounting Standard Codification (“ASC”) 740 Establishment of a Valuation Allowance for Deferred Tax Assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These estimates of future taxable income inherently require significant judgment. To the extent it is considered more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established. As a result of our being in a three-year cumulative loss position as of September 28, 2021, we did not rely on forecasted operating earnings due to the subjective nature of forecasts. Therefore, after weighing both the positive and negative evidence available, we have determined that it is more likely than not that our various deferred tax assets will not be realizable, and accordingly continue to record a valuation allowance. As of September 28, 2021, our deferred tax asset valuation allowance was $441.3 million.
However, we believe that there is a reasonable possibility that sufficient positive evidence may become available in the near- to medium-term to allow us to reach a conclusion that a significant portion of the valuation allowance will no longer be needed. If, as a result of the above, the valuation allowance is released, we would recognize certain deferred tax assets, and there would be a material decrease to income tax expense for the period during which such release is recorded. The timing and amount of the valuation allowance release, if any, are subject to change on the basis of the level of profitability, if any, that we are able to actually achieve.
However, notwithstanding any possible reversal of any valuation allowance, pursuant to Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), our ability to utilize approximately $1.7 billion of tax attributes against taxable income earned in the future will be limited to approximately $2.3 million per year. As such, notwithstanding any possible reversal of any valuation allowance, approximately $778.1 million of tax attributes will expire unused and utilization of the remainder will be subject to such annual limitation under Section 382 of the Code. See Note 8—Income Taxes to our consolidated financial statements included elsewhere in this prospectus.
The determination of the consolidated provision for income taxes, deferred tax assets and liabilities and related valuation allowance requires us to make judgments and estimates. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to audit by tax authorities in the ordinary course of business, as well as the generation of sufficient future taxable income. We do not have any uncertain tax positions recorded.
Net Revenue
Net revenue is recorded net of returns and reflect sales of merchandise plus other services provided, such as installation, shipping, and delivery services. We recognize a sale when the obligations under the terms of the contract with the customer are satisfied, which is when control of the product has transferred to the customer. Transferring control of each product sold is considered a separate performance obligation. We transfer control and recognize a sale when the customer receives the product. Each unit sold is considered an independent, unbundled performance obligation. We do not have any additional performance obligations other than product sales that are material in the context of the contract. We also offer assurance type warranties on certain of our products, which is not accounted for as separate performance obligations under the revenue model, as well as third-party extended warranty services for certain products. Under the third-party extended warranties, we function as the agent and, therefore, these arrangements are considered service-type warranties. Because we act as an agent in these arrangements, we recognize revenue for extended warranty sales net of all associated costs.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Payment is typically due when the order is made. Customer deposits collected prior to the delivery of merchandise are recorded as a contract liability and are presented separately within ‘customer deposits’ on the consolidated balance sheet. Substantially all of the customer deposits held at the beginning of the fiscal year relate to performance obligations satisfied during the fiscal year and are therefore recognized in revenue for the current year ended. Customer financing costs paid by us are recorded as a reduction of revenue. Net revenue is recognized net of the sales tax collected from customers and remitted to various taxing jurisdictions.
The transaction price is measured as the amount of consideration we expect to receive in exchange for transferring goods. We provide our customers with a comfort satisfaction guarantee whereby the customer may receive a refund or exchange the original mattress for a replacement of equal or similar quality for a specified period (currently 120 days) after the original purchase date and, in some cases, subject to a restocking fee. Mattresses returned under this policy are reconditioned pursuant to applicable state laws and regulations and resold primarily through our clearance center stores as used merchandise. We accrue an asset for merchandise returns and a liability for the estimated costs, net of estimated restocking fees, for returned merchandise at the time the sale is recorded based upon historical experience. We regularly assess and adjust the estimated liability by updating return rates based on actual trends and projected return costs.
Vendor Incentives
We receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or reimbursement of specific showroom display units. Generally, these vendor funds do not represent the reimbursement of specific, incremental and identifiable costs that were incurred to sell the vendor’s product. Many of the vendor funds associated with these purchases are earned under agreements that are negotiated on an annual basis or shorter.
Cash payments or credit memos received from vendors as incentives to enter into or to maintain long-term supply arrangements are systematically deferred and amortized as a reduction of cost of sales. Vendor incentives that are based on a percentage of the cost of purchased merchandise, such as cooperative advertising funds, are accounted for as a reduction of the price of the vendor’s products and result in a reduction of cost of sales when the merchandise is sold. Certain vendor arrangements provide for volume-based incentives that require minimum purchase volumes and may provide for increased incentives upon higher levels of volume purchased. The recognition of earned incentives that vary based on purchase levels includes the effect of estimates of our purchases of the vendor’s products and may result in adjustments in subsequent periods if actual purchase volumes deviate from the estimates.
Certain vendors provide funds that represent reimbursements of expenses incurred by us in selling or marketing the vendor’s products or services. These funds are recorded by us as a reduction of those expenses (e.g., a reduction of advertising expense) when recognized in our consolidated statements of operations if the funds provided by the vendor to us represent a reimbursement of a specific, incremental, identifiable expense incurred by us in selling or marketing the vendor’s products or services. If the amount of the funds provided by the vendor exceeds the expenses incurred by us, we recognize the excess amount in our consolidated statements of operations as a reduction of cost of sales. We classify deferred incentives as a non-current liability.
Accrual rates are developed based on the provisions of the agreements in place for vendor funds. Due to the complexity and diversity of the individual vendor agreements, analyses are performed and historical purchase trends and volumes are reviewed throughout the year to adjust accrual rates as appropriate and confirm actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.
No material changes in the methodology used to recognize vendor funds during the past three fiscal years has occurred. If actual results are not consistent with the assumptions and estimates used, exposure to additional adjustments that could positively or negatively impact gross margin and

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
inventory exist. However, substantially all receivables associated with these activities do not require subjective long-term estimates because they are collected within the following fiscal year. Adjustments to gross margin and inventory have historically not been material.
Leases
Leases Under ASU Topic 842
We lease real estate assets such as retail stores, warehouse facilities, distribution centers, storage space as well as equipment, including vehicles, trucks, forklifts, information technology equipment, printers, and copiers. The majority of our real estate leases are associated with our approximately 2,400 retail store locations.
We determine whether an arrangement is or contains a lease at inception by evaluating potential lease agreements, including service and operating agreements, to determine whether an identified asset exists that we control over the term of the arrangement. We use judgment in determining the interpretation of lease terms such as how to treat options and lease commencement. Lease commencement is determined to be when the lessor provides us access to, and the right to control, the identified asset. Upon lease commencement, we recognize a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. We have elected the practical expedient upon adoption of ASU Topic 842, on October 2, 2019, to not separate lease and non-lease components for all of our leases. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement, and any variable payments in such arrangements meet the definition of variable lease payments and will be disclosed as such. We record a right-of-use asset for an amount equal to the lease liability, increased for any prepaid lease costs and initial direct costs and reduced by any lease incentives. We remeasure the lease liability and right-of-use asset when a remeasurement event occurs.
The adoption of ASU Topic 842 requires lessees to discount the lease liability using either the rate implicit within a lease or, if such rate is unknown to the lessee, the incremental borrowing rate. The rates implicit in our leases are not readily determinable. Therefore, we utilized an incremental borrowing rate to calculate the present value of our future lease obligations. The incremental borrowing rate represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. We use judgment in determining our incremental borrowing rate, which is applied to each lease based on the lease term. An increase or decrease in the incremental borrowing rate applied would impact the value of our operating lease right-of-use assets and lease liabilities.
Our real estate leases generally have an initial contractual term of ten years. In determining the lease term used in the operating lease right-of-use and lease liability calculations, we consider various factors such as market conditions and the terms of any renewal or termination options that may exist. Many of our leases contain renewal options and, in limited circumstances, early termination options exist. When the initial contractual term of the lease is less than ten years and a renewal period is for a five-year term, the renewal option period is generally included in the lease term used to measure our operating lease right-of-use assets and lease liabilities upon commencement, as we believe the exercise of these options to be reasonably certain. We remeasure the operating lease right-of-use asset and lease liability (i) when there is a change in circumstances within our control that impacts whether we are reasonably certain of exercising the option, (ii) there is an event that obliges us to exercise the option, (iii) we elect to exercise an option that was previously reasonably certain of not being exercised or (iv) we elect not to exercise an option that was previously certain of not being exercised. In identifying and determining the length of the lease term, leasehold improvements (build out costs) are taken into consideration to evaluate if we would suffer an economic penalty by either exercising an option to terminate a lease or choosing not to exercise an additional option as included within the lease agreement at the lease inception.
We are typically required to make fixed lease payments primarily related to payment of fixed real estate costs including base rent, storage rent, etc. Sometimes, we are required by the lessor to pay for certain fixed non-lease costs including fixed common area maintenance fees, fixed administration

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
fees, and/or certain other fixed costs. Given we have elected the practical expedient to combine lease and non-lease components for all of our leases, we include the payments of both fixed lease and non-lease expenses within the calculation of the lease liability and also discloses them accordingly under ASU Topic 842. Variable payments for items such as utilities, trash collection, insurance and real estate taxes, are excluded from the lease liability, and are disclosed separately as a component of variable lease cost under ASU Topic 842.
Leases under ASU Topic 840
Lease expense on operating leases, including lease holidays and scheduled lease increases, is recorded on a straight-line basis over the term of the lease, commencing on the date of possession of the leased property. Common area maintenance costs are expensed as incurred. Lease expense is recorded in cost of sales and general and administrative expenses on the consolidated statements of operations. The net excess of lease expense over the actual cash paid was recorded as a deferred rent liability in the consolidated balance sheets. Tenant improvement allowances are also included in the consolidated balance sheets as deferred rent liabilities and are amortized as a reduction of lease expense over the term of the lease from the possession date. Contingent lease payments, typically based on a percentage of sales, are recognized in lease expense during the period in which the sales are recorded.
Intangibles and long-lived assets
Goodwill
Goodwill is evaluated annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset. If an impairment indicator exists, goodwill is tested for recoverability. We assess the carrying value of goodwill at the reporting unit level. A reporting unit is the operating segment, or the business unit that is one level below the operating segment. As of September 28, 2021, we had three reporting units which correspond to our three operating segments, B&M, Digital and Other Business. In fiscal 2019, the annual goodwill impairment test was performed on the last day of the fiscal year. In fiscal 2020, we changed the date of the annual goodwill impairment test to the first day of the fourth fiscal quarter which was a change in accounting policy. Management performed an analysis and determined this change in accounting policy would not have a material impact if retrospectively applied.
To test for impairment, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and there is no requirement to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then an impairment loss equal to the difference is recorded. The fair value of each reporting unit has historically been determined by using a discounted cash flow analysis using the income approach, as well as a market approach to compare the estimated fair value to comparable companies.
For fiscal 2020 and fiscal 2021, the market approach was forgone due to the lack of availability of comparable projections resulting from COVID-19 related uncertainty and only the income approach was applied. The market approach is expected to be reincorporated in future years if reasonable and comparable projections are available. The determination of fair value requires assumptions and estimates of many critical factors, including among others, financial and economic conditions, such as the economic downturn as a result of COVID-19, industry and the general economy, past results, current operations and future prospects, sales of similar businesses or capital stock of publicly held similar businesses, as well as prices, terms and conditions affecting past sales of similar businesses. Forecasts of future operations are based, in part, on results of operations and management’s expectations as to future market conditions.
These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
business strategies. If actual results are not consistent with estimates and assumptions, exposure to future impairment losses that could be material may exist.
In fiscal 2019, we recognized a goodwill impairment of $244.2 million, of which $240.0 million was for the B&M reporting unit and $4.2 million for the Other Business reporting unit. The fiscal 2019 goodwill impairment was largely driven by a combination of (1) the change to multiple reporting units from a single reporting unit resulting from the completion of our restructuring post-bankruptcy and (2) an increase in the WACC over the rate used in 2018 due to increased forecast risk post-bankruptcy. While we performed a quantitative impairment test of goodwill in fiscal 2020, no impairment was recognized. Future impairment charges could be required if current net revenue and profitability projections are not achieved or if WACC increases. Moreover, changes in our share of the retail bedding market may impact certain assumptions used in the income approach calculations.
In fiscal 2021, we recorded a $47.2 million goodwill impairment, related to our Other Business reporting unit. The impairment was driven by a decline in our long-term net revenue forecast for this reporting unit due to the prolonged impact of the COVID-19 pandemic and the delayed return of our events and expositions operations within the Other Business reporting unit in fiscal 2021, combined with the impact of a shift in strategy of its operations to better align with our omni-channel strategy that took effect in the fourth quarter. Key assumptions used to calculate the fair value of the Other Business reporting unit include the risk-adjusted WACC, forecast for net revenue, operating costs and long-term growth rates. A 1% increase in the WACC would have resulted in a decrease in fair value of this reporting unit and additional goodwill impairment expense of approximately $5 million, and a 1% decrease in WACC would have resulted in an increase in the fair value of this reporting unit and less goodwill impairment expense of approximately $7 million. A 0.5% decrease in the long-term growth rate would result in an approximate $2 million increase in goodwill impairment expense. As of September 28, 2021, we had $37.8 million of remaining goodwill allocated to our Other Business reporting unit. Any further downward revisions to the long-term forecast for net revenue and operating costs and long-term growth rates for this reporting unit or increases in the risk-adjusted WACC could result in additional goodwill impairments.
Trade names
Trade names are annually evaluated to determine if they continue to have an indefinite life. In fiscal 2019, we performed the annual trade name impairment test on the last day of the fiscal year. Similar to the goodwill impairment test, during fiscal 2020, we changed the date of the annual trade name impairment test to the first day of the fourth fiscal quarter. Trade names are reviewed for impairment annually and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset or an adverse action or assessment by a regulator.
The impairment review is performed by comparing the carrying value to the estimated fair value, determined using a relief from royalty methodology. If the recorded carrying value of the trade name exceeds its estimated fair value, an impairment charge is recorded for the difference between its carrying value and its estimated fair value. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, future net revenue growth assumptions, estimated market royalty rates that could be derived from the licensing of trade names to third parties, and a rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value).
The valuation of trade names requires assumptions and estimates of many critical factors, which are consistent with the factors discussed under “—Goodwill” above. Forecasts of future operations are based, in part, on results of operations and management’s expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the sales resulting from future business strategies. If actual results are not consistent with estimates and assumptions, exposure to future impairment losses that could be material may exist.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We recognized a $567.1 million impairment of the Mattress Firm trade name and a $1.8 million impairment of the Sleep Experts trade name in fiscal 2019, for total impairments of $568.9 million. The impairment of intangible assets was largely driven by a change in management’s assumptions related to a change in the royalty rate utilized in the relief from royalty method. No impairment of trade names was determined for fiscal 2020 or fiscal 2021, despite disruptions to operations, including temporary store closures, due to COVID-19 in fiscal 2020.
Long-Lived Asset Impairment
We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets.
After the adoption of ASU Topic 842, the asset group consists of both property and equipment and operating lease right-of-use assets. Impairment may result when the carrying value of the asset or asset group exceeds the estimated undiscounted future cash flows over its remaining useful life. For the retail store asset impairment, our estimate of undiscounted future cash flows over the store lease term is based upon our experience, the historical operations of the stores and estimates of future store profitability and economic conditions. The estimates of future store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment costs, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict.
For right-of-use assets, we determine the fair value of the assets by using estimated market rental rates. These estimates can be affected by factors such as future store results, real estate demand, store closure plans, and economic conditions that can be difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the excess of the asset or asset group’s net carrying value over its estimated fair value.
For fiscal 2020, we recorded impairment charges for underperforming store assets of $3.7 million for property and equipment and $9.5 million for operating lease right-of-use assets. For fiscal 2021, we recorded impairment charges for underperforming store assets of $1.3 million for property and equipment and $4.7 million for operating lease right-of-use assets. Key assumptions for the fiscal 2021 calculation include the WACC, which ranged from 7% to 9%. A 1% change in the WACC used in this calculation would have resulted in a change in the impairment charges of approximately $0.5 million.
Recent Accounting Pronouncements
See Note 1—Significant Accounting Policies—Recent Accounting Guidance to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosure about Market Risk
We are exposed to certain market risks as part of our ongoing business operations, including interest rate risks and commodity price risk, that could adversely affect our consolidated financial position, results of operations or cash flows. These risks are managed through regular operating and financing activities.
Interest Rate Risk
We are subject to interest rate risk on a portion of our debt. A portion of this interest rate risk is managed by having the ability to lock in certain rates for periods up to one year. If interest rates were to annually change by 0.5%, we estimate our interest expense could fluctuate by approximately $6 million.
Commodity Price Risk
We do not purchase raw materials. However, our merchandise suppliers purchase certain commodity products used in the production of our inventory purchases that are subject to price volatility

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
caused by factors beyond our control. The price volatility of these products is partially mitigated by the ability to adjust selling prices and procure inventory from multiple suppliers. The changing prices for commodities due to inflation or deflation have not had a material effect on our net revenue or results of operations.
Impact of Inflation
Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.
Internal Control Over Financial Reporting
As a privately held company, we are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are, therefore, not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual and quarterly reports and provide an annual management report on the effectiveness of internal control over financial reporting.
Subsequent to the issuance of our consolidated financial statements for fiscal 2021, we identified a material weakness in our internal control over financial reporting that resulted in a restatement of our financial statements for fiscal 2021. We determined we did not have in place an effective design of the internal control over the preparation and review of the consolidated statement of cash flows as it pertains to significant and non-routine transactions. The material weakness resulted in an error that was corrected by a reclassification of the cash repayment of paid-in-kind interest deferred in fiscal 2019 and fiscal 2020, paid in connection with the extinguishment of the 2018 Loans from financing activities to operating activities on the Consolidated Statement of Cash Flows.
In connection with the audit of our consolidated financial statements for the year ended October 1, 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We did not have in place an effective control environment with controls over the establishment of provisions for tax liabilities, impairment analysis with respect to our goodwill, tradenames and intangible assets and lease accounting for deferred rent expense that would identify errors in a timely manner. In addition, the lack of adequate accounting personnel and formal processes and procedures resulted in several material audit adjustments to our consolidated financial statements for fiscal 2019.
As of September 29, 2020, we remediated the fiscal 2019 material weaknesses and addressed the underlying causes of such material weaknesses. Among other actions, we hired new finance and accounting personnel, and with the assistance of external advisors, enhanced the design and execution of our internal control over financial reporting which led to the remediation of the material weaknesses.
Further, we have begun performing system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the second fiscal year ending after the effectiveness of the registration statement of which this prospectus forms a part. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, in addition to the now remediated material weaknesses described above. See “Risk Factors—Risks Related to This Offering and Our Common Stock—While we have remediated prior material weaknesses in our internal

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
control over financial reporting, we may in the future identify new material weaknesses, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, which could cause the market price of our common stock to decline and could have a material adverse effect on our business, results of operations, and financial condition.”

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
BUSINESS
We Are the Trusted Authority on Sleep
We question whether America got up on the wrong side of the bed or the wrong bed altogether. Health, wellness and longevity are rooted in fitness and nutrition, but all start with the right mattress. We have been helping to solve America’s sleep problems for decades and have learned two fundamental truths: everyone deserves a good night’s sleep, and each individual has unique sleep needs. As the trusted authority on sleep, we are committed to match each customer with the right mattress for a perfect night’s sleep.
We are the largest omni-channel mattress specialty retailer in the United States (based on U.S. retail mattress revenue), offering our customers an exceptional personalized experience, whether in-store or online. We meet our customers wherever they choose to interact with our expertise-led ecosystem, whether in our 2,353 conveniently-located retail stores nationwide (as of September 28, 2021) or on our digital platforms, including MattressFirm.com and Sleep.com. Our customers can experience and compare the leading mattress brands in a single place, with a comprehensive and diversified product suite across comfort, style and prices and use data and digital tools, such as MattressMatcher, our proprietary, machine-learning enabled tool that helps match customers to their perfect mattress and identify products that will help them achieve a great night’s sleep. We have heard our customers’ demand for selection, innovation and technology and we constantly re-assess and curate our product offering accordingly. We are the number one retailer for Tempur-Pedic, Serta, Sealy, Purple, Stearns & Foster and Beautyrest brands (based on our purchases of units from these U.S. mattress vendors in 2020).
Our customer experience goes beyond our showrooms and speedy in-home delivery options, as we use our engaging digital platforms, like Sleep.com, and our digital tools, like MattressMatcher, and data-driven partnerships, like SleepScore, to educate our customers about how sleep affects one’s health and how to sleep better. Our team of more than 6,500 highly-trained “Sleep Experts” serves our communities every day, working and learning diligently to earn America’s trust as true experts in sleep.
We are the clear market leader in the large and growing U.S. retail mattress and foundations industry. In 2020, we estimated, based on data from Furniture Today and ISPA market studies, that the U.S. retail mattress and foundations industry was approximately $18 billion, We are the category-defining national mattress specialty retailer (based on U.S. retail mattress revenue) across this attractive market with, according to our estimates, an approximately 20% market share as of the end of 2020. We estimate that we are nearly twice the size of our next largest competitor (based on U.S. retail mattress sales) and eight times larger than the next largest multi-branded mattress specialty retailer in the United States (based on store count). In fiscal 2021, our net revenue was $4,392.9 million, our net loss was $165.1 million and our Adjusted EBITDA was $669.2 million. See “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.
As a result of our national scale, our operational excellence and the value proposition to our customers, we have been able to consistently outgrow the industry. In 2020, we were able to grow our revenue by 13.1%, while the broader U.S. retail mattress and foundations industry grew by 6.9%, according to the ISPA. Our growth is driven by both a higher volume of units sold and higher average order value. For example, our comparable sales growth of 36.1% in fiscal 2021 was driven by a 21.6% increase in the number of customer transactions and a 14.5% increase in our average order value. As of September 28, 2021, our total liabilities were $3,461.9 million and our net long-term debt was $1,199.6 million.
Since the beginning of fiscal 2019, we have fundamentally transformed our business across all functions, leaving us well-positioned to capitalize on growth opportunities and capture market share. As part of this transformation, we significantly enhanced our operations and profitability through the following key actions:
•
rationalized and optimized our store footprint to create a highly productive and profitable store base. We closed more than 950 stores and estimate that we have been able to recapture a

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
significant share of sales from these closed stores through neighboring locations as well as online. In addition, over the past three years we negotiated favorable modifications of lease terms for a significant majority of our stores;
•
re-designed a best-in-class product assortment, including the return of Tempur Sealy products, that is focused on highly-recognized brands across different price points and styles. We also introduced an attractive mix of national brands, national exclusive brands and private brands to our product offering;

•
strengthened our digital capabilities and scaled our e-commerce business to create a true omni-channel experience, opening our doors to customers when, where and how they wish to shop;

•
enhanced our customer-facing digital toolkit with MattressMatcher, Sleep.com and SleepScore, among others, to support and personalize purchase decisions and educate customers on the effects of sleep on health and how to sleep better;

•
introduced an incentivized compensation structure and upgraded the training and development of our Sleep Experts to optimize the efficiency, education and effectiveness of our sales force;

•
better aligned our supply chain to leverage our distribution footprint more effectively;

•
focused our marketing spend on digital alongside a more disciplined and analytical, data-driven approach; and

•
streamlined our cost structure to create a leaner and more efficient organization.

Due to these actions, we have significantly improved our financial profile, sales productivity and other key performance metrics, as demonstrated in the comparison of fiscal 2019 to fiscal 2020 and fiscal 2020 to fiscal 2021 for the metrics set forth below:

See “Summary—Summary Historical Consolidated Financial and Other Data” for definitions of comparable sales growth, revenue per store, average order value and website visitors.
(1)
Data as of the end of the period. In fiscal 2019, our net store count declined by 707 stores. Additionally, not accounting for acquired or newly opened stores, we closed 744, 128 and 100 stores in fiscal 2019, fiscal 2020 and fiscal 2021, respectively.

Our superior scale, differentiated value proposition and relentless focus on service and experience have driven net revenue and Adjusted EBITDA at a CAGR of 21.8% and 108.9%, respectively, from fiscal 2019 to fiscal 2021. Our growth trajectory and financial performance prior to COVID-19 were strong and we have continued to out-perform the market during and beyond COVID-19. The onset of COVID-19 in our third quarter of fiscal 2020 caused us to pivot sharply towards digital offerings, thereby accelerating our strategic initiatives in that area.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83

Note: See “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.
Industry Overview
The Sleep Industry is Large, Growing and Resilient
We operate in the large, growing and resilient U.S. sleep industry, which we define as (i) our core mattress and foundations market and (ii) adjacent sleep products, such as pillows, bed linens and bedroom furniture, among others. We estimated, based on data from Furniture Today and ISPA market studies, the U.S. retail mattress and foundations industry to be approximately $18 billion in 2020. This includes both brick and mortar and online channels, which we estimated to be approximately $12 billion and approximately $6 billion, respectively. The U.S. wholesale mattress and foundations industry is the primary driver of retail mattress sales in the United States and grew at a 5.5% CAGR between 1974 and 2020, according to data compiled by the ISPA. Additionally, according to data compiled by the ISPA, the U.S. retail mattress industry’s average order value grew at a CAGR of 3.8% between 1974 and 2020, and mattress unit volume grew at a CAGR of 2.3% over the same period. Importantly, while sales have dipped during more challenging economic environments, the market has consistently recovered quickly, demonstrating the postponement, not cancelation, of purchases. The table below sets forth the U.S. mattress and foundations wholesale market revenue for the periods presented:
In addition to our core focus on the retail mattress and foundations industry, we operate in select adjacencies across the broader sleep market, including pillows and bed linens. We estimate that the pillows market in North America will be approximately $14 billion in 2021 and we expect it to grow at a CAGR of approximately 6% from 2021 through 2024, according to data compiled by Technavio. We estimate that the bed linens market in North America will be approximately $12 billion in 2021 and we expect it to grow at a CAGR of approximately 6% from 2021 through 2024, according to data compiled by Infiniti. We may also selectively enhance our offering to include other sleep-related adjacencies, such as sleep products for pets, sleep technology, sleep services and bedroom furniture.
Market Growth is Supported by Favorable Economic Fundamentals and Attractive Consumer Trends
Strong macroeconomic backdrop.   Historically, mattress sales growth has closely followed U.S. GDP growth. According to The International Monetary Fund, U.S. GDP is expected to grow 7% in 2021, the fastest rate since 1984, and expected to continue to grow at an attractive rate of 4.9% in 2022. Additionally, the U.S. retail mattress and foundations industry is expected to further benefit from near-term inflation, which is expected to grow 3.4% in 2021 and 2.1% in 2022, according to The Federal Reserve.

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Robust housing market.   The housing market is a strong indicator of mattress sales in the United States. According to statistics jointly issued by the U.S. Census Bureau and the U.S. Department of Housing and Urban Development, housing starts increased by 6.9% in 2020 and have increased by 19.5% year-to-date as of September 2021. Additionally, further tailwinds include increasing turnover of the existing housing stock, which has been powered by the new construction market and a favorable interest rate environment. According to National Association of Realtors, it is estimated that there is a shortage of 5.5 million houses for sale in the United States based on current demand dynamics, which we expect to further increase demand for our products in the coming years.
Home ownership by younger generations.   According to the U.S. Census Bureau, the home ownership rate in the United States is currently 65.4%; however, the homeownership rate of adults under 35 years old is only 37.8%. The Millennial generation is currently the largest U.S. generation and, as the U.S. population continues to age, is expected to make up a larger portion of the population. As the younger population groups age, they are expected to form new households, including purchasing new homes. We believe this is a strong tailwind to our industry.
Consumers Increasingly Recognize Quality Sleep as a Key Component of a Healthy Lifestyle
The sleep industry benefits from important macroeconomic trends underlying an increasing focus on health and wellness. Consumers increasingly recognize that high-quality sleep is critical to health and wellness, as more high-profile individuals, such as business leaders, celebrities and medical professionals, increasingly speak about the importance of a good night’s sleep. According to a 2021 report by the Better Sleep Council, consumers rate sleep as the single most important factor for their health and wellbeing, ahead of diet, exercise and mental health.
Additionally, according to a 2021 report by the Better Sleep Council, two in every five Americans are dissatisfied with their quality of sleep. Furthermore, we believe as consumers become more educated about the potentially negative health consequences of poor-quality sleep, they are likely to spend more on sleep products. A 2016 study from the Better Sleep Council found that the price that consumers expect to pay for a quality mattress had increased by 19% from 2007 to 2016. In addition, the consistent replacement cycle of sleep products helps create a stable, resilient market. The same 2016 study found that the mattress replacement cycle in the United States accelerated by 14% from 2007 to 2016.
Our goal is to help Americans sleep better to live better and we have launched a website, Sleep.com, to help consumers explore the health benefits of quality sleep. Our Sleep.com platform is differentiated by providing education through credible sources like sleep doctors, scientists and neurologists, inspiration through design resources and technology ideas, and wellness guidance through custom in-house and influencer-created content. Our approach is focused on continuing to build sleep expertise credibility and cultural relevance for our brand. Since inception in August 2020 through September 28, 2021, over 2.1 million unique visitors have visited Sleep.com. By providing helpful, interesting educational content, this platform allows us to maintain meaningful contact with consumers in the time span between one mattress product need and another, reinforcing our belief that we are the place to visit when it comes to sleep.
Competitive Landscape is Favorable for Omni-Channel Retailers with National Scale and a Physical Presence
The mattress and foundations industry is fragmented and comprised of mattress specialty retailers, furniture and department stores, club stores and DTC brands. Many of these market participants are not able to offer category expertise, a broad product offering or an omni-channel experience. For these reasons, customers have gravitated toward mattress specialty retailers, like us.
As consumer purchasing preferences continue to shift, we believe that mattress specialty retailers with category expertise and knowledge and an omni-channel model will succeed by allowing the customer to seamlessly transition between online and offline shopping and to personalize their purchasing experience. Therefore, the importance of a nationwide store footprint that can service the vast majority of the U.S. population, coupled with a best-in-class distribution, a leading digital platform and delivery network becomes critically important given the increased focus on convenience. According to research

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from the Better Sleep Council conducted in 2017, 92% of consumers say it is important to try out a mattress before making a purchase. Our differentiated suite of omni-channel capabilities positions us well to continue to gain share in a growing and fragmented market.
Our Strengths
We believe there are several key attributes that define and differentiate us and position us to continue to win in the attractive markets in which we operate.
Mattress Market Leader in the United States
We are the market leader in the U.S. retail mattress and foundations industry with, based on our analysis of data provided by industry sources, a market share of approximately 20% at the end of 2020. As the largest mattress specialty retailer by sales, market share and store count, we are a leading sleep retail brand in the United States. We are known for our comprehensive and diversified product assortment, exceptional customer service and compelling value proposition.
Our market-leading position is further supported by industry-leading reach, based on our analysis of data provided by industry sources and the largest marketing spend in the mattress retail industry, which provides us with approximately 30% share of voice, according to our estimates. Mattress Firm is a household name with approximately 140 million consumer touchpoints annually, across in-store, online and event sponsorships. We believe this exposure positions us to be top-of-mind for consumers when they begin their mattress purchase journey. To bolster our brand awareness, we launched our “Junk Sleep” campaign in July 2021, which has resulted in over 125 earned media placements and more than 3.2 billion potential impressions across earned, traditional, digital and social media from the launch date of the campaign in July 2021 through the end of September 2021.

(1)
Includes net revenue from our B&M and Other Business operating segments, excluding financing fees.

(2)
Includes net revenue from our Digital operating segment, excluding financing fees.

Proven Omni-Channel Strategy
We drive our sales by creating an omni-channel customer experience through our integrated platform that allows customers to transition across channels seamlessly and personalize their experience. A national, coast-to-coast physical network of 2,353 stores as of September 28, 2021 provides exceptional in-store customer service, which we enhance by leveraging our sleep expertise through our digital toolkit. In fiscal 2021, we had over 62 million website visitors to MattressFirm.com. In-store and online, customers can use our MattressMatcher digital tool to get real-time and personalized mattress recommendations. Customers can then test the bed at our conveniently located stores to assess comfort level before making a purchase. We combine this in-store option with an engaging digital experience, where they can learn about sleep, such as at Sleep.com, chat with Sleep Experts, browse mattresses and other sleep-related products and interact with digital tools, such as MattressMatcher. We believe that the combination of our best-in-class in-store and online experience allows our customers to transact irrespective of how, where and when they want to shop, so there is no reason for them to go outside of our expertise-led ecosystem.

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Unparalleled Physical Infrastructure
We have the largest national, coast-to-coast retail footprint of any mattress specialty retailer in the United States with 2,353 stores as of September 28, 2021, with an estimated 82% of the U.S. population living within 10 miles of one of our stores (excluding areas without enough of a concentrated population to profitably support a store, thereby excluding approximately 28 million people in fiscal 2021, which determination we make based on a complex algorithm driven by a significant number of objective criteria, including, among others, market rents, population, population density, average household income and other demographics). We estimate that we are nearly twice the size of our next largest competitor (based on U.S. retail mattress sales) and eight times larger than the next largest multi-branded mattress specialty retailer in the United States (based on store count). Our national scale enables us to provide convenience to customers that we believe our competitors cannot match. Our industry-leading fulfillment capabilities are supported by 70 distribution centers and an extensive network of over 30 third-party delivery providers. This national footprint allows us to more efficiently manage our inventory and working capital. We are actively testing the option for same day delivery on all sales in six markets and in many markets we can already meet certain requests from customers. Additionally, we offer a full range of white-glove delivery services, including in-home set-up and removal of old mattresses.
Exceptional Customer Service and Personalized Experience Driven by Highly-Trained and Incentivized Team of Sleep Experts
We enhance our customers shopping experience with a superior level of service and personalized experience. As customers increasingly seek advice on sleep products, we have made meaningful investments to develop expertise across our team of “Sleep Experts.”
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Large and Highly Trained Salesforce.   We employ more than 6,500 highly-trained Sleep Experts, who each receive approximately 240 hours of training in a six- to eight-week new hire education program. Our Sleep Experts also complete approximately 200 hours of ongoing annual training thereafter, compared to the approximately 35-hour retail average in 2019, based on the Association for Talent Development’s 2020 State of the Industry Report. They leverage our customer-centric digital toolkit, such as MattressMatcher, that can be used online and in-store to personalize the mattress selection process. They also educate customers about our comfort, satisfaction and price guarantees, third-party financing programs, product warranties and the other aspects of our exceptional customer experience;

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Effective Incentive-based Compensation Structure.   In early 2020, we optimized the compensation structure for our Sleep Experts, shifting towards more commission-based compensation to better align with performance and profitability on an omni-channel basis. Sales per employee increased in the subsequent six months;

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Sleep Experts Support and Advocate for Our Omni-Channel Offering.   Our team developed and continues to improve tools that remove friction from our sales process by allowing our store managers to receive commission for any customers that visit a store but ultimately transact online and vice versa.

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From fiscal 2019 to fiscal 2020, the number of Sleep Experts who generated annual revenue above $1 million increased by over 150%, and, from fiscal 2020 to fiscal 2021, that number increased by over 120%. Moving forward, we will continue to invest in education and new tools for our Sleep Experts, so we can maintain our reputation as an expertise-focused platform with the most knowledgeable and engaged sales force.
Comprehensive and Diversified Product Offering Driving Unique Value Proposition
We provide an expansive selection of brands and high-quality products across a wide range of technologies, styles and price points. Our differentiated value proposition allows us to meet our customers’ needs across an evolving lifecycle of consumer preferences and demographics. Our broad mattress assortment is driven by a mix of national brands, national exclusive brands and private brands, each catering to different customer preferences. We are the only mattress specialty retailer in the industry with all major national brands on omni-channel platforms, providing our customers with a best-in-class shopping experience. We stand behind the products we sell with our 120 Night Sleep Trial. If a mattress is not the perfect fit, we will happily pick it up and pair the customer with a new one, allowing an initially dissatisfied customer to switch to alternative brands, styles or technologies within the first 120 days of his or her original purchase. Because of our strong relationship with key suppliers, we are also able to offer customers many exclusive branded products and competitive prices, which adds to our differentiation. We also have a strong market position across all demographics, including the younger population. We believe we are well-positioned to acquire customers at a younger age and for life, with 33% of our customers transacting in the first seven months of 2021 categorized as “under 35 years old.”
We believe that our national scale, share of voice and omni-channel presence make us the retail partner of choice for major mattress brands. We are the number one retailer for Tempur-Pedic, Serta, Sealy, Purple, Stearns & Foster and Beautyrest brands (based on our purchases of units from these U.S. mattress vendors in 2020). Our approach centers around what we believe resonates with our customers, and we are nimble in adapting and changing our in-store, as well as online, offering based on innovation, technologies and customer demand.
Attractive Financial Profile with Consistent Growth
We have consistently increased sales productivity and increasingly generated meaningful positive cash flow. We have also rationalized and optimized our store footprint over the last five years. From fiscal 2019 to fiscal 2020, we reduced our store count by 115 stores, or 4.5%, and from fiscal 2020 to fiscal 2021, we reduced our store count by 66 stores or 2.7% and believe we recaptured a significant share of sales from the closed stores. In addition, we streamlined our workforce and retained top-performing Sleep Experts. As a result, from fiscal 2019 to fiscal 2020, our net revenue increased by $294.3 million, our net loss decreased by $1,091.4 million, resulting in net income of $125.6 million, and Adjusted EBITDA increased by $102.9 million. Moreover, from fiscal 2020 to fiscal 2021, our net revenue increased by $1,136.3 million, net income decreased by $290.7 million, resulting in a net loss of $165.1 million, and Adjusted EBITDA increased by $412.9 million.
In 2020, COVID-19 accelerated several already growing channel trends and industry tailwinds that we believe are secular and likely to continue. In the United States there was growth in housing starts and housing turnover, which resulted in consumers investing more in their homes, particularly through purchases made while shopping online. As consumers’ preferences shifted towards online shopping, we ramped up our digital marketing efforts and omni-channel presence and believe we benefitted from such efforts, as evidenced by our 13.0% comparable sales growth in fiscal 2020. More specifically, we believe that by leveraging our digital platform, we have captured market share from online competitors, large and small furniture stores, mattress specialty retailers and department stores.
Importantly, we do not believe that consumer demand for mattresses purchased by our customers was unusually high in 2020. Domestic mattress unit sales (which are meaningfully more expensive than imported mattresses) grew only 2.6% in 2020, based on data from the ISPA. Based on this and other factors, we believe that our growth in 2020 was primarily derived from market share gains, and that there is minimal evidence that our sales were pulled forward from future periods and disproportionately

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captured in 2020 as a result of COVID-19. We believe that we will continue to win market share and grow at above-market rates as consumers continue to seek a true omni-channel experience.
Our highly variable cost structure, working capital management policy and increasingly robust Adjusted Free Cash Flow generation are all part of our improved financial profile. Our business model is based on an approximately 60% variable cost structure, given marketing spend and commission-based compensation structure, which allows us to quickly and effectively adapt to changing economic conditions or industry dynamics. Our working capital management policy, given inventory-light stores that primarily serve as showrooms, leverages our balance sheet to fuel growth and provides us with operating leverage. Since fiscal 2019, we have improved cash flow from operating activities and Adjusted Free Cash Flow. In fiscal 2021, we generated $452.6 million in cash flow from operating activities and $445.9 million in Adjusted Free Cash Flow, respectively. See “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted Free Cash Flow to cash flow from operating activities, the most comparable GAAP measure.
Best-in-Class Organization and Culture to Support Growth
Our entire organization shares a common goal: a relentless focus on being recognized as the trusted authority on sleep in the United States. We believe our data-driven accountability and performance culture continues to deliver outstanding results and supports such goals. We are currently led by a team of experienced executives with diverse backgrounds in the consumer and retail industry. Our management team has a proven track-record of delivering results through a focus on operational excellence, training and development and data-driven decision-making. Our leadership team is supported by an experienced board of directors and more than 8,600 employees across the United States, including more than 6,500 highly-trained and incentivized Sleep Experts in our retail stores.
Our Growth Strategy
According to our estimates, approximately 70% of all mattress buyers use online tools at some point during their customer journey, either starting with an online search, continuing online after an initial store visit or completing a transaction digitally. We therefore believe that companies that are able to offer a truly seamless omni-channel experience to their customers will win in the long-term. We have defined and formulated our growth strategy with this overarching concept in mind, and we believe that our multi-pillar growth strategy and omni-channel capabilities, along with our superior scale, position us to drive above-market growth and profitability in the markets we serve.
Build and Leverage our Brand and Expertise to Maintain our Leadership Position
We will continue to position Mattress Firm as the go-to sleep brand for customers and the trusted authority on sleep. Whether in-store, by talking with one of our more than 6,500 highly-trained and incentivized Sleep Experts, or online, by using our MattressMatcher tool or engaging with one of our digital platforms such as Sleep.com, we will leverage our powerful, expertise-led ecosystem to allow our customers to learn about sleep, receive advice and ultimately transact with us to purchase the optimal mattress for themselves. We will continue to invest behind our brand and customer awareness, to further diversify and expand our product offering to support our reputation.
Elevate Customer Experience across All Channels
We believe that we are well-positioned to continue to drive traffic, increase customer conversion and average order value by leveraging our omni-channel capabilities and better serving existing and new customers across all channels. We plan to grow by:
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Focusing on Customer Service and Personalized Experience.   We continue to evolve and optimize our service model to drive best-in-class customer experience. Our integrated omni-channel platform allows customers to transition seamlessly across channels and customize their journey. While customers start by browsing online or in-store, our team of highly-trained Sleep Experts provide high-touch personalized service and advice to help customers choose their best mattress or bedding product across all our physical locations and online. Our aspiration

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is to create a stress-free environment for customers to choose their sleep products, and we are launching our “Store of the Future” concept to create such experience and further engage our customers using our omni-channel capabilities; and
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Enhancing our Customer-Focused Digital Toolkit.   We will continue to invest in providing a personalized user experience when our customers start or continue their journey online. We will do so by harmonizing our digital marketing approach, offering an extended product aisle online and using data and analytics tools and capabilities, to create a seamless omni-channel experience.

Leverage Data and Personalized Experience to Create Customers for Life
As a leading mattress retailer, we aim to develop customers for life. We believe that there are a meaningful number of mattress purchase opportunities over a customer’s lifetime, including college graduation, first apartment, first family home and retirement, among others, and we are therefore focused on the lifetime value of attracting new and retaining our existing customers. To accomplish this goal, we will continue to refine our customer engagement model to align with each customer’s preferences, purchasing process and lifecycle, including through the following efforts:
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Build Awareness.   Continue to focus on “upper-funnel” marketing campaigns to allocate advertising dollars efficiently, identify potential customers and convince them that we are their sleep products retailer of choice;

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Facilitate Active Research.   Refine and upgrade our omni-channel capabilities to encourage customers to use our in-store and digital toolkits to conduct mattress and sleep-related research;

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Offer a Seamless, Personalized Purchase Experience.   Offer an engaging, personalized omni-channel experience and a market-leading value proposition;

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Engage with Customers Post-purchase.   Enhance ongoing customer engagement by leveraging our digital toolkit, such as Sleep.com, so customers have access to a virtual Sleep Expert and interactive, educational resources when not in-store; and

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Increase Customer Loyalty.   Focus on improving customer engagement and increase customer loyalty.

Accelerate Marketing Outcomes and Build Brand Recognition
We will continue to leverage our data-driven marketing capabilities across multiple channels to drive traffic to our stores and digital platform in a cost-effective way. We believe our ability to target and personalize our marketing will drive consumers to shop with us, increase conversion rates and increase average order value.
We have increased and optimized our marketing spend and aligned it with customer demand. In fiscal 2021, 58% of our marketing spend was digital. We plan to continue to utilize data and analytics capabilities to refine targets, track performance and accelerate our results. We will also be selectively investing in highly efficient “upper-funnel” marketing campaigns to further increase our brand recognition, strength and awareness, such as our “Junk Sleep” campaign. We are able to leverage our national scale and national presence to create efficiencies by running broad campaigns focused on building our brand that reach a wide audience across the United States. As a result, returns on our marketing investment have been increasing since 2019.
Moving forward, focusing on our “customer for life” strategy will allow us to increase repeat customer purchases and shorten replacement cycles. We believe that we will be able to continue to drive new and repeat customer growth with our targeted, locally-led and nationally supported marketing strategy.
Disciplined Footprint Expansion
We plan to reinforce our leadership in existing markets and restart our footprint expansion in some select underpenetrated markets. We have identified key markets, such as Los Angeles, CA and Buffalo /

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upstate NY, where we do not have a major presence and we believe we can successfully expand with attractive economics as well as filling out the remaining expansion opportunities in the Detroit market. We have developed a proven data-driven process for opening new locations, from site selection to post-opening local marketing initiatives, including tailoring floor offerings to local demand characteristics. We estimate potential for the key underpenetrated markets to be approximately new 300 stores over the next three years (without accounting for store closures). Newly opened stores, on average, have a payback period of approximately one year.
As part of our normal course operations, we plan to continue to monitor and, as necessary, close underperforming stores that no longer meet our operating and performance targets. The exit costs associated with such store closures typically are minimal and consist of unamortized leasehold improvements. Based upon our historical experience, we believe we will continue to achieve significant recapture rates from such closed stores with our nearby stores and digital platform.
Drive Operational Excellence to Fund Growth and Maximize Stockholder Value
We will continue to leverage our superior scale to fuel topline growth, enhance margins and drive operating leverage across our business. As we continue to serve more customers and operate our business using data-driven analytics, we will be able to analyze how our Sleep Experts perform and how our customers shop, both in-store and online. Our national scale and data-driven approach will allow us to learn from our day-to-day interactions, adapt our marketing efforts in real-time and continue to train our Sleep Experts on sleep and related best practices. We believe this will allow us to drive profitable revenue growth, including by maximizing attachment rates of auxiliary products, such as accessories and delivery, by minimizing discounted sales and by utilizing other opportunities to further drive topline efficiencies.
We expect to generate meaningfully increased efficiencies, leveraging our national scale and optimized retail footprint and digital operations, our distribution and delivery network, our corporate support functions, our national marketing reach, our training and development programs and our data and analytics capabilities, each over a growing revenue base. We also have an opportunity to expand gross margin by increasing share of our own private brands, including Sleepy’s and Tulo.
As a result of these growth strategies and our relatively low capital expenditures requirements, we expect to generate attractive growth, profitability and robust Adjusted Free Cash Flow to maximize value for our stockholders.
Our Products
We provide an expansive selection of brands and high-quality products across a wide range of technologies, styles and price points. The following charts show for fiscal our net revenues broken down by product type, and our sales of mattresses by price point:

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Our products are sold in three broad categories:
Mattresses:
Conventional Mattresses:   Conventional mattresses, such as the Sealy Posturepedic and Stearns & Foster brands, manufactured by Tempur Sealy, and the Simmons Beautyrest brand, manufactured by Simmons-Serta Bedding, each utilize steel-coil innersprings to provide comfort and support.
Specialty Mattresses:   Specialty mattresses, such as the Tempur-Pedic brand manufactured by Tempur Sealy, utilize materials other than, and in addition to, steel-coil innersprings to provide comfort and support and include materials that utilize a core of viscoelastic foam, also referred to as memory foam, a high-density, temperature sensitive foam that alleviates pressure points by contouring to one’s body. Other specialty mattresses, such as Purple and Intellibed, provide gel mattress alternatives with open air channels and temperature-neutral materials as well as hybrid mattresses, which have multi-layer cores comprised of viscoelastic foam and an innerspring system, to give customers the ability to adjust their mattress to personal sleeping positions and support needs.
Adjustable Bases and Box Springs:   In our stores and digital platforms, we carry an assortment of adjustable bases, box springs and other bed frames.
Accessories:   In our stores and digital platforms, we carry an assortment of accessories and other products, including bed linens, pillows and other sleep products.
Along with our other national brand suppliers, Tempur Sealy and Serta Simmons are our primary suppliers of nationally branded mattresses. Purchases of products from Tempur Sealy and Serta Simmons accounted for 36.6% and 27.8%, respectively, in fiscal 2021, of our mattress product costs. We reintroduced Tempur-Pedic, Sealy and Stearns & Foster brand mattresses in our stores in October 2019, following the termination of the prior supply agreement in February 2017. In connection with the reintroduction, we entered into an agreement with Tempur-Sealy on June 17, 2019, which we amended on October 1, 2020 and August 13, 2021, and as a result of the latter amendment, our agreement continues through September 30, 2025 and will automatically renew thereafter for another year. The agreement is terminable by either party, with or without cause, upon 60 days’ written notice. The agreement provides that we will maintain inventory of Tempur-Sealy products reasonably sufficient to meet anticipated customer needs. This agreement includes an indemnity by each party of the other in the event of certain third party claims.
We entered into an agreement on January 1, 2017 with Serta Simmons. The agreement is terminable by either party upon 90 days’ written notice. Pricing is based on agreed market rates, which may be increased with 60 days’ notice. This agreement includes an indemnity by each party of the other in the event of certain third party claims.
Our supply contracts with other manufacturers generally have an initial term of at least two years, plus applicable automatic renewal provisions, subject to customary termination provisions.
In addition to our national brands and national exclusive brands, we offer our private brands. Our private brands are differentiated and key to our merchandise assortment strategy, as these brands comprise the value and promotional segments of our offerings, and drive loyalty to our brand. Our private brands offer customers high-quality alternatives to more well-known, luxury products.
Our private brands include Sleepy’s and Tulo. Sleepy’s competes in a space where customers look for quality and value and is positioned to provide high-quality mattresses, made from a wide range of materials, for the right price. Tulo is positioned to compete against “mattress-in-a-box,” DTC and e-commerce companies in our industry with great value and convenience.

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The following chart indicates revenue by brand type for fiscal 2021:
The merchandising team, in partnership with the supply chain and marketing departments, is responsible for all product selection, supplier negotiations, procurement, initial pricing determinations, product marketing plans and promotions, and coordination with local store and distribution center managers to implement our merchandise programs. Our merchandising team also regularly communicates with our field management and franchisees to monitor shifts in consumer preferences and market trends.
Our Store Footprint
We believe we have an unmatched, coast-to-coast optimized footprint, which is the largest of any mattress specialty retailer in the United States. Our corporate headquarters, which we refer to as the Store Support Center, are in Houston, Texas. Our stores are concentrated in certain geographic regions, such as the Gulf Coast, Northeast, Mid-Atlantic, Great Lakes, Southwest and Texas, and Southeast, with an estimated 82% of the U.S. population living within 10 miles of one of our stores (excluding areas without enough of a concentrated population to profitably support a store, thereby excluding approximately 28 million people in fiscal 2021, which determination we make based on a complex algorithm driven by a significant number of objective criteria, including, among others, market rents, population, population density, average household income and other demographics).
Since November 2018, we have rationalized and optimized our store footprint to create a highly productive and profitable store base. As part of a deliberate effort to maximize real estate efficiency, eliminate duplicative and cannibalistic stores and reduce lease exposure, we closed 972 stores in fiscal 2019, fiscal 2020 and fiscal 2021, in aggregate, and opened 80 new stores. Our rent expense in fiscal 2021 was $449.2 million (which included variable lease costs of $98.2 million). Further, the activity with respect to the number of our stores for fiscal 2019, fiscal 2020 and fiscal 2021 is as follows:
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Stores, beginning of fiscal year	3,241	2,534	2,419
New stores	37	10	33
Acquired stores	—	3	1
Closed stores	(744)	(128)	(100)
Stores, end of fiscal year	2,534	2,419	2,353
We lease nearly all of our store locations. Most of our retail store leases contain multiple five-year renewal options and rent escalation provisions. We have historically been able to renew or extend leases

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for our stores. In connection with our temporary store closures in response to restrictions in response to COVID-19, we negotiated favorable lease term modifications across our entire portfolio.
Site Selection
Our data-driven site selection strategy is to select or develop premium locations, leveraging insights from third-party sales forecasting, market research, data analytics tools and market rent analysis. We select markets and store sites based on the demographics, quality of neighboring tenants, store visibility and signage opportunities, accessibility and lease economics. This strategy drives us to obtain convenient, high traffic stores, located as free-standing units or highly visible end-cap in power center locations targeting customers with discretionary income. Key demographic considerations include population density, household income and growth rates, among others. We also utilize relative market share analyses to determine the likelihood of becoming the market leader in each market we serve within a certain period of time.
We continue to evaluate our stores for closure candidates using our data-driven process. If it is determined that the sales recapture rate of nearby stores will drive an economic recoupment of associated termination fees and related costs within 18 months or less, we will strongly consider closing a store. Our calculated approach to managing our store fleet has helped to significantly improve sales productivity.
Store Refresh and Upgrade Program
We are committed to providing our customers with a differentiated shopping experience that addresses their sleep needs in a modern, convenient format. We have launched a “Store of the Future” concept that incorporates technology into our customers’ purchase journey and includes showcasing certain brands in a shop-in-shop format as well as opportunities to highlight additional sleep enhancing products as stand-alone purchases or to complement each mattress purchase. We plan to open all our new stores in this “Store of the Future” format and to refresh 15% to 20% of our existing store fleet annually. We will also incorporate elements of the “Store of the Future” concept into refreshed stores as well as other potential design updates, technology advances and digital components. We will leverage this program to provide an evolving experiential shopping environment for our customers.
Our Digital Platforms
We are a leading online mattress retailer in the approximately $5.6 billion U.S. mattress and foundations market, with, according to our estimates, an approximately 5% market share in 2020. As a result, our websites attracted 56 million visitors in fiscal 2020 and 62 million visitors in fiscal 2021, a significant increase over 27 million website visitors in fiscal 2019. As a result of our digital transformation in marketing and omni-channel efforts, our e-commerce business has grown to scale while benefiting our B&M business. Further, we have made investments of $34.5 million since the beginning of fiscal 2020 to enhance our customer-facing tools and optimized our marketing efforts by shifting to data analytics-driven digital marketing. We continue to innovate and invest in our digital capabilities in order to provide our customers an engaging digital experience, where they can learn about sleep, browse and research mattresses and other sleep-related products and engage with our digital tools, all with the goal of driving sales conversion. Innovations in our digital platform include:
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MattressMatcher: We developed a machine learning enabled tool designed to help customers find the perfect mattress whether online or in-store.

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Sleep.com: We introduced a go-to consumer website for sleep that provides consumers with curated content on sleep health and wellness and related products and services.

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SleepScore Labs: We partnered with SleepScore Labs to incorporate their industry leading sleep measurement app, which uses data integration and advanced analytics to support a data-driven sales approach.

Our Other Business
Our Other Business is primarily comprised of events and exhibitions such as conventions, rodeos and state fairs, commercial sales and our custom fundraising solutions licensing businesses. This

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operating segment reflects our intention to meet our customers where they want to interact and shop, including outside of our store footprint and digital platforms.
Our Distribution and Delivery
Manufacturers typically ship merchandise directly to our extensive nationwide network of 70 distribution centers, that serve our B&M and Digital operations. We replenish our distribution centers based on the rate of sales, promotions and predetermined stocking levels. Our merchandise is received, inspected and processed at our distribution centers and then delivered to customers’ homes or to stores. We lease all of our distribution centers pursuant to leases that are generally subject to a term of five years, with the majority containing renewal options ranging from two to ten years.
We leverage our extensive network of over 30 third-party delivery providers with up to approximately 1,000 delivery trucks (after large holiday sales) to provide our customers with high-touch delivery offerings. Our delivery partners have specialized knowledge in the complexity of bedding setup and removal. We are actively testing the option for same day delivery on all sales in six markets and in many markets we can already meet requests from customers. We offer a range of delivery service options at various price points to meet customers’ needs and preferences, including product set-up and removal of old mattresses and packaging.
Marketing
We are disciplined in allocating our advertising spend. Using a data-driven approach to efficiently align our media spend with customer demand, we manage our brand exposure through locally-led, nationally supported campaigns to drive traffic to our stores in a cost-effective manner. We maintain a digital-first mindset to leverage our brand across a combination of advertising channels that maximize reach and frequency.
We have achieved cost-effectiveness in part by increasing the percentage of our campaigns that are digital, utilizing a data-driven approach. For example, in fiscal 2021, 58% of our marketing spend was digital compared to 56% in fiscal 2020 and 29% in fiscal 2019. We intend to continue to enhance our digital toolkit.
Our Customers
We endeavor to offer mattresses and adjacent sleep products for customers of all ages, incomes and stages of life. We give customers the ability to select their mattress brand considering their personal needs and preferences, across their lifetime sleep journey. As a result, we have a large customer base. We believe we are well-positioned to acquire customers at a younger age and for life, with 33% of our customers transacting in the first seven months of 2021 categorized as “under 35 years old.”
Our Competition
The retail mattress and foundations industry in the United States is highly competitive and fragmented. Our competitors include other mattress specialty retailers with a national presence, regional and local specialty mattress retailers, national and regional furniture stores, department stores, big box retailers, warehouse clubs, factory direct stores, non-traditional mattress retailers and online mattress specialty retailers as well as general e-commerce retailers. New or existing mattress retailers could enter our markets and increase the competition we face. Our adjacent sleep product competition includes a wide range of retail outlets and internet marketplaces.
Our Human Capital
As of September 28, 2021, we had approximately 8,600 employees, substantially all of whom were employed by us on a full-time basis and a small minority of our employees are covered by a collective bargaining agreement, which expires in June 2022. We have not experienced any work stoppages and we consider our relations with our employees to be good. In 2021, we hired our first director of diversity,

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equity and inclusion. This newly created position will lead our efforts to attract, engage, develop and retain a powerfully diverse, talented workforce for our corporate and retail field organizations.
Retail Store Operations.   To provide our customers with what we believe is a superior level of customer service, we staff our stores with knowledgeable and enthusiastic Sleep Experts, who receive over 240 hours of new hire training and over 200 hours annually thereafter, compared to the approximately 35-hour retail average in 2019, based on the Association for Talent Development’s 2020 State of the Industry report, and are appropriately incentivized to achieve store performance objectives. In addition to our extensive internal training program, our Sleep Experts participate in product training sessions provided by suppliers and are enrolled in our online corporate university for extended learning and development opportunities. Our training program emphasizes product knowledge, selling skills and store operation fundamentals. Our Sleep Experts are trained to explain our comfort satisfaction and price guarantees as well as our third-party financing programs and product warranties. Each store is staffed by one or two Sleep Experts, depending on the sales volume and size of the store.
Field Management Organization.   Our store operations are centralized, with corporate-level guidelines providing for enterprise-wide consistency, while still allowing store-level flexibility to meet our customers’ value and service requirements. We employ regional, district and area managers, who, in conjunction with our corporate recruiting and training department, are responsible for the hiring and training of store managers, assistant managers and Sleep Experts. Our training and communications programs are designed to ensure enterprise-wide consistency of merchandise presentation, communicate corporate information to stores and monitor sales and profit performance. In addition, our district and area managers are primarily responsible for developing store managers, assistant managers and Sleep Experts for succession and career development purposes.
We believe that these human capital efforts result in an attractive workplace for our employees as evidenced by the tenure of our employees, 37% of whom have been with us for five years or more as of September 1, 2021.
Environmental, Social and Governance
Focus on the Environment
We are focused on decreasing our environmental impact through the effective management of energy, recycling programs at our stores, distribution centers and corporate offices, and waste management.
For example, we have recycling programs for mattresses and other materials used in our operations, including plastic, cardboard and wood at many of our distribution centers. As of September 28, 2021, 27 of our 70 distribution centers conducted some level of solid waste recycling for mattresses, plastic, cardboard and wood. In addition, we have designed a pilot program for zero operational waste at our distribution centers that is focused on three test markets.
We estimate approximately one million mattresses were picked up for disposal from our customers in fiscal 2020. We estimate that in 2020 our third-party vendors recycled approximately 37% of such pickups and sold approximately 16% in secondary markets, where the mattresses were repurposed, reused, rebuilt or resold. Of the remaining 47%, we estimate that half entered the secondary market indirectly and the other half, approximately 23% of the 2020 total, was disposed of in landfills. We are actively pursuing additional avenues for recycling programs to further reduce the number of old mattresses that end up in landfills.
We are working to increase the energy efficiency of our stores, including through the use of energy saving lighting and lighting control solutions. Approximately half of our stores operate with an energy management system, whereby we can remotely control and schedule temperatures as well as interior and exterior lighting and building signage. In addition, we aim to source green energy to power our stores. In 2020, sustainable energy sources powered 450 of our stores across the twelve states where the option is commercially available.

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Connection with Our Communities
We believe that it is important to give back to our local communities. Our stores are involved with local community charities, and on a national level we support the Ticket to Dream Foundation, which aims to improve the lives of foster children. We also provide support to affected communities in times of disaster.
Information Technology
Information technology systems are critical to our omni-channel operations as well as to our long-term growth strategies, and we believe that continuous investment in our technology has given us a competitive advantage. Our systems are designed to deliver a consistent, scalable, high-performing and secure experience for our customers and partners. We utilize a combination of cloud-based and co-location data centers for our infrastructure and most of our applications consist of standard, integrated software solutions. Our systems provide the data analysis and automation necessary to support our marketing, merchandising, inventory, distribution, store operations and point-of-sale, e-commerce, finance, accounting and human resources operations and initiatives. We believe our current systems allow us to quickly identify and respond to operating trends in our business, as well as defend against threats to such systems. See “Risk Factors—Risks Related to Our Information Technology and Intellectual Property.”
Intellectual Property
As of September 28, 2021, we had, or had exclusive licenses to use, over 200 U.S. trademark registrations and applications, including “Mattress Firm,” “Sleepy’s,” “Sleep Experts,” “120 Night Sleep Trial,” “Sleep.com,” “SleepScore,” “Junk Sleep,” “Rest Assured Promise,” “All the Best Brands…All the Best Prices!,” “Love Your Mattress,” “MattressMatcher,” “Replace Every 8,” “Rest & Relax” and “Shop Smart. Sleep Better.,” as well as several foreign filed trademark registrations and applications. We hold one issued patent for a heating and cooling sleeping system, which will expire in 2035. We also hold the rights to several domain names, including mattressfirm.com, sleep.com, junksleep.com and mattress.com. We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights.
Seasonality
We believe our wide assortment of products across our omni-channel platforms makes us less susceptible to seasonal shopping patterns than many retailers. While our business is relatively consistent over quarterly periods, historically we have realized a higher portion of net revenue, gross profit and cash flows from operations in our fourth fiscal quarter, attributable primarily to the impact of Fourth of July and Labor Day sales. Approximately 29%, 33% and 28% of our net revenue occurred in the fourth quarter of fiscal 2019, fiscal 2020 and fiscal 2021, respectively.
Regulation
We are subject to various laws and regulations, including labor and employment laws, laws governing advertising, data privacy laws, safety regulations and other laws, such as consumer protection regulations. We monitor changes in these laws and believe that we are in material compliance with applicable laws and regulations.
Labor, Employment and Safety
We are subject to a variety of labor, employment and safety laws, including the Fair Labor Standards Act, the Occupational Safety and Health Act and various other federal and state laws, governing matters, including minimum and unpaid wages, tip pooling, overtime, workplace safety and other working conditions. We are also subject to the Equal Employment Opportunity Commission and other federal and state laws and regulations relating to workplace and employment matters, discrimination and similar matters.

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Data Privacy and Security
As part of our business, we collect personal information from a wide range of sources, including from our consumers, vendors, and employees. As a result, we are subject to various federal and state laws and regulations relating to the privacy and security of consumer, other customer and employee personal information. These laws often require companies to implement information security controls to protect certain types of data, such as personal data, and impose specific requirements relating to the collection or processing of such data.
For instance, certain activities involving personal information are subject to regulation by the Federal Trade Commission pursuant to Section 5 of the FTC Act, which prohibits companies from engaging in unfair or deceptive trade practices, including alleged violations of representations concerning data privacy protections and acts that allegedly violate individuals’ privacy interests. All U.S. states have adopted laws requiring the timely notification to individuals and, at times, regulators, the media or credit reporting agencies, if a company experiences the unauthorized access or acquisition of personal data. Many states have enacted additional data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal data and other information. For example, the CCPA became effective in California in January 2020. The CCPA established a privacy framework for covered businesses such as ours, created privacy rights for consumers residing in the state, and required us to modify our data processing practices and policies, which resulted in compliance related costs and expenses. In November 2020, the California Privacy Rights and Enforcement Act of 2020 was passed and will take effect in January 2023. This new legislation will further expand the CCPA by adding additional data privacy compliance requirements and rights and establishing a regulatory agency dedicated to enforcing those requirements. Other jurisdictions in which we do business, including Nevada, Virginia and Colorado, have and may continue to adopt privacy-related laws whose restrictions and requirements differ from those of California.
Additionally, there are also data privacy laws in the jurisdictions in which we operate that apply to direct marketing activities, including the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, which establishes specific requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender, Further, while we do not conduct telephone-based marketing at this time, our operations are subject to the Telephone Consumer Protection Act, and we may receive in the future claims alleging violations by us of the same.
We expect that there will continue to be new proposed laws, regulations and industry standards concerning data privacy, data protection and information security. These laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are increasingly restricting the collection, processing and use of personal data. Although we make reasonable efforts to comply with all applicable laws and regulations, given that privacy and customer data protection laws may be interpreted and applied inconsistently and are in a state of flux that varies by jurisdiction, our data protection policies and practices may not be consistent with the most recent interpretations and applications of such laws at all times. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any failure, or perceived failure, by us to comply with our own privacy policies or with any regulatory requirements or orders or other privacy or consumer protection related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity, harm our reputation, and materially and adversely affect our operating results.
Consumer Protection
We are subject to laws and regulations that apply to retailers generally and govern the marketing and sale of our products and the operation of both our retail stores and our e-commerce activities. Advertising and marketing of our products in the United States, for example, are subject to regulation by the FTC Act. Among others, the FTC Act prohibits unfair methods of competition and false or deceptive

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acts or practices in or affecting commerce as noted above. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. Many of the statutory and regulatory requirements that impact our retail and e-commerce operations are consumer-focused and pertain to activities, such as the advertising and selling of credit-based promotional offers, truth-in-advertising, privacy, “do not call/mail” requirements, warranty disclosure, delivery timing requirements, accessibility and similar requirements. In addition, the applicability of existing laws to practices conducted over the internet, in particular laws relating to intellectual property ownership and infringement, is uncertain and evolving. Regulators are also imposing new rules, interpretations and guidance regarding products offered over the internet, including rules regarding taxation and product quality.
In addition, our operations are subject to federal, state and local consumer protection regulations and other laws relating specifically to the mattress industry. For example, Consumer Product Safety Commission has adopted rules relating to fire retardancy standards for the mattress and pillow industry. Additionally, California, Rhode Island and Connecticut have all enacted laws requiring the recycling of mattresses discarded in their states. State and local mattress industry regulations vary among the areas in which we operate but generally impose requirements as to the proper labeling of mattress merchandise, restrictions regarding the identification of merchandise as “new” or otherwise, controls as to hygiene and other aspects of product handling, disposal, sales and resales and penalties for violations.
International Trade Commission and Department of Commerce
In September 2018 and again in December 2019, petitions were filed by industry groups and certain of our suppliers and competitors with the International Trade Commission and the Department of Commerce, alleging that many imported mattresses were being dumped into the U.S. market at prices less than fair value. The Department of Commerce issued an anti-dumping duty order regarding the 2018 petition on December 16, 2019. In response to the 2019 petition, the International Trade Commission reached an affirmative preliminary determination in May 2020 that there was a reasonable indication that imports of mattresses from some of the countries at issue negatively impact, or threaten to negatively impact, the domestic mattress industry. The Department of Commerce reached an affirmative preliminary determination reaching the same conclusion in October 2020 in response to the 2019 petition. The Department of Commerce and the International Trade Commission are scheduled to announce final determinations on the 2019 petition in 2021. Such orders have had, and will continue to have, a material impact on our suppliers and our manufacturers of our private brands outside of the United States.
Legal Proceedings
We are subject to legal proceedings and claims that arise in the ordinary course of businesses. These include proceedings and claims relate to employment matters and commercial disputes, including expected payments to employees following a wage and hour compliance audit and purported class action employment cases pending in various jurisdictions. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. We, with the assistance of legal counsel, periodically review the status of each significant matter and assess potential financial exposure. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherently uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. We believe that there are meritorious defenses to these actions and that these actions will not, individually or in the aggregate, have a material adverse effect upon our business, results of operations or financial condition. These actions are being vigorously contested. See Note 12—Commitments and Contingencies to our consolidated financial statements included elsewhere in this prospectus.

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MANAGEMENT
The following table sets forth our executive officers and directors who will be in place immediately following the pricing of this offering, as well as their ages as of October 31, 2021:
Name	Age	Position
Executive Officers
John W. Eck	62	President, Chief Executive Officer and Director
Maarten O. Jager	56	Chief Financial Officer
Randy Carlin	64	Chief Real Estate Officer
Anne Dament	55	Chief Merchandising Officer and Executive Vice President
Larry L. Fultz	67	Chief Human Capital Officer
Jody W. Putnam	45	Chief Retail Officer
Jonathan L. Sider	42	Chief Information Officer and Chief Operating Officer of E-commerce
Richard J. Bingle Jr.	53	Executive Vice President, Supply Chain
Sumit Goyal	37	Executive Vice President, Product and Omni Technology
Kindel L. Nuño	41	Executive Vice President, Legal, General Counsel and Secretary
Non-Executive Directors
Paul W. Soldatos	72	Chairman of the Board of Directors
Robert F. Hull Jr.	57	Director
Peter R. Sachse	63	Director
Executive Officers and Directors
John Eck has served as our President, Chief Executive Officer and Director since December 2019. From 2011 until December 2019, he served as the Chief Local Media Officer at Univision Communications, Inc., the leading Hispanic media company in the United States. Prior to joining Univision in 2011, Mr. Eck worked at NBC Universal (“NBCU”), a media and entertainment company, for 18 years, most recently serving as President of the NBC Television Network. While with NBCU, he also led MediaWorks, NBCU’s technology and operations division. Prior to joining NBCU, Mr. Eck held various other executive and financial positions at General Electric Company, a conglomerate industrial company.
Maarten Jager has served as our Chief Financial Officer since February 2020. From 2018 to February 2020, he served as Executive Vice President and Chief Financial Officer at PriceSmart, an operator of membership warehouse clubs. From June 2015 to January 2018, he served as Senior Vice President and Chief Financial Officer at Sam’s Club, a chain of retail warehouse clubs. Mr. Jager has more than 25 years of corporate strategy and finance experience, including as Chief Financial Officer of Sam’s Club, Senior Vice President of Finance for Supply Chain at Diageo North America, an alcoholic beverage company, and Vice President and Partner at Booz, Allen Hamilton, Inc., a consulting firm.
Randy Carlin has served as our Chief Real Estate Officer since October 2017, and previously served as our Senior Vice President of Real Estate & Development from September 2016. Mr. Carlin has more than 25 years of corporate real estate experience leading teams in site selection, leasing, acquisition, development, construction, lease administration, facilities, sustainability, and energy management, primarily in a retail and consumer facing environment.
Anne Dament has served as our Chief Merchandising Officer and Executive Vice President since September 2021. From January 2017 until May 2019, Ms. Dament served as Executive Vice President, Retail, Marketing and Exclusive Brands at United Natural Foods, Inc., a public wholesaler of health and specialty foods. From April 2015 to October 2016, she served as Senior Vice President, Merchandising for the Target Corporation, a retail corporation. Prior to her time at the Target Corporation, Ms. Dament held executive roles at PetSmart, a provider of goods and services for pets.

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Larry Fultz has served our Chief Human Capital Officer since December 2017. From February 2014 to April 2017, Mr. Fultz served as Executive Vice President and Chief Operations Officer for The Limited, a clothing company. In addition, he served in various other leadership roles at The Limited, including Senior Vice President and Chief Human Resources Officer.
Jody Putnam has served as our Chief Retail Officer since February 2021. From February 2016 to February 2021, Mr. Putnam served in a variety of roles, including as our Executive Vice President of sales, Regional Vice President, Senior Vice President of Human Resources and Talent and Integration Officer.
Jonathan Sider has served as our Chief Information Officer since November 2015 and Chief Operating Officer of E-commerce since November 2020. From February 2015 to November 2015, Mr. Sider served as our Senior Vice President of Strategy. From April 2014 until February 2015, Mr. Sider served as Vice President of Real Estate and the Chief Information Officer at Sleep Experts, a mattress retailer. He had previously served as Sleep Experts’ Vice President of Operations.
Rick Bingle has served as our Executive Vice President of Supply Chain and Operations since March 2020. From August 2006 until January 2020, Mr. Bingle worked at Recreational Equipment, Inc. (REI), a retail and outdoor recreation services company, most recently serving as the Senior Vice President of Supply Chain.
Sumit Goyal has served as our Executive Vice President of Product and Omni Technology since March 2020. From 2018 until 2019, Mr. Goyal served as Chief Digital Officer at Overstock.com, an online retail company, where he led the digital group responsible for customer facing assets.
Kindel Nuño has served as our Executive Vice President of Legal since 2014 and General Counsel and Secretary since 2012. From 2004 through 2012, Ms. Nuño was an attorney in the Houston office of Fulbright & Jaworski LLP, now known as Norton Rose Fulbright LLP, an international law firm. During that time, Ms. Nuño spent one year on secondment in Tokyo, Japan with Mitsui & Co., Ltd., a large trading company traded on the Tokyo Stock Exchange.
Paul Soldatos has served on our board of directors since November 2018 and as the chairman of our board of directors since June 2019. Mr. Soldatos has been an active board member for a range of public and private companies, including Steenbok Newco 3 Limited (a holding company within Steinhoff Group), Pepco Group N.V., McDermott International, Ltd., Tailored Brands, Inc., Gucci Group N.V., Saks Holdings Inc., Convenience Foods Systems BV and Evoca S.P.A. During his tenure on these Boards, Mr. Soldatos has served as Board Chairman (Steenbok, Tailored Brands), Renumeration Committee Chairman (Pepco), Nominating Committee Chairman (Pepco) and Member (various Boards) of CEO Search, CFO Search, Director Search, Audit, Compensation and Nominating and Governance Committees. Additionally, Mr. Soldatos was previously a Partner and Member of the Management Committee of AEA Investors LP. Our board of directors has selected Mr. Soldatos to serve as a director because he is a senior advisor in the consumer/retail, industrial and service sectors and has broad international and leadership experience in driving strategic initiatives and organizational growth.
Bob Hull has served on our board of directors since July 2019. Since 2017, Mr. Hull has acted as the Chief Executive Officer of Integrity Strategic Solutions, an advisory services firm, and has served as an active director for a range of public and private companies, including SPX Flow, Inc. (NYSE) and Tailored Brands, Inc. He previously served as board director for Bojangles’, Inc. (NASDAQ) and Cedar Creek, LLC. During his tenure on these boards, he has served as Board Chairman (SPX Flow), Audit Committee Chair (Bojangles, Tailored Brands), Chair of Sub-Committee to Evaluate Strategic Alternatives (Bojangles), Interim Co-CEO (Tailored Brands), Interim CFO (Mattress Firm) and Member (various boards) of CEO Search, CFO Search, Director Search, Audit, Compensation, and Nominating and Governance Committees. Mr. Hull has also been active advisor to a number of early-stage companies across various sectors, including technology, business services and consumer. Prior to 2017, Mr. Hull spent 17 years at Lowe’s Companies, including 14 years as Chief Financial Officer and three years as VP of Financial Planning and Analysis. Prior to that, he held leadership roles at Food Lion, LLC and Shoe Show, Inc. as well as operational roles at Peebles Department Stores. Our board of directors has selected Mr. Hull to serve as a director because of his broad leadership experience, significant insight into the retail industry and track record of driving business growth.

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Peter Sachse has served on our board of directors since March 2019. Since 2017, Mr. Sachse has served as Director at the Sachse Family Fund, an early-stage investor in digital startups. Mr. Sachse has also served as an active director for a range of public and private companies, including Citi Trends, Inc. (NASDAQ), Tailored Brands, Inc., XO Group Inc. (NYSE), Lumanu, Inc. and Charitybuzz, LLC. During his tenure on these boards, Mr. Sachse served as Interim CEO and Board Chairman (Citi Trends), Interim Co-CEO (Tailored Brands) and Member (various boards) of CEO Search, Director Search, Audit, Compensation and Nominating, and Governance Committees. Prior to 2017, Mr. Sachse spent 34 years in various positions at Macy’s, Inc., including Chief Growth Officer, Chief of Innovation and Business Development, Chief Stores Officer, Chief Marketing Officer and Chairman and Chief Executive Officer of macys.com. Our board of directors has selected Mr. Sachse to serve as a director because of his broad leadership experience, significant insight into the retail industry and track record of driving business growth.
Corporate Governance
Composition of Board of Directors After this Offering
Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for           .
Director and Independence
Our board of directors has affirmatively determined that each of        ,        and        qualify as independent directors under the NYSE listing standards.
Board Committees
We anticipate that, prior to the closing of this offering, our board of directors will reconstitute an audit committee and a compensation committee and establish a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Upon closing of this offering, we expect our audit committee will consist of         ,           and       , with                 serving as chair. Our audit committee will be responsible for, among others:
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selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

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assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

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assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

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assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

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reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

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assisting the board of directors in monitoring the performance of our internal audit function;

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monitoring the performance of our internal audit function;

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reviewing with management and our independent auditors our annual and quarterly financial statements;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

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preparing the audit committee report required per SEC rules and regulations to be included in our annual proxy statement.

The SEC rules and the NYSE rules require us to have one independent audit committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.                 and                 qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 of the Exchange Act.
Compensation Committee
Upon closing of this offering, we expect our compensation committee will consist of      ,       and           , with                 serving as chair. Our compensation committee will be responsible for, among others:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

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reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

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reviewing and recommending the compensation of our directors;

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reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

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preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

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reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee
Upon closing of this offering, we expect our nominating and corporate governance committee will consist of                 ,                 and                 , with                 serving as chair. The nominating and corporate governance committee is responsible for, among others:
•
assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

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overseeing the evaluation of the board of directors and management;

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reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

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recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation
            currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation

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committee. Decisions regarding the compensation of our executive officers have historically been made by the board of managers or a duly authorized committee thereof. John Eck, our President and Chief Executive Officer and a member of our board of directors, and Larry Fultz, our Chief Human Capital Officer, generally participate in discussions and deliberations of the board of directors regarding executive compensation, other than with respect to themselves, including during the last completed fiscal year. Other than John Eck, no member of our board of directors was at any time during the last completed fiscal year, or at any other time, one of our officers or employees.
Code of Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

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EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Introduction
This section discusses the principles underlying our compensation philosophy and decisions with respect to the compensation of our executive officers who are named in the “Summary Compensation Table,” whom we refer to as our named executive officers. Where relevant, the discussion below also reflects certain contemplated changes to our compensation programs that we intend to implement following the effectiveness of the registration statement of which this prospectus forms a part. For fiscal 2021, our named executive officers were:
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John Eck, President, Chief Executive Officer and Director;

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Maarten Jager, Chief Financial Officer;

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Jody Putnam, Chief Retail Officer;

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Larry Fultz, Chief Human Capital Officer; and

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Jon Sider, Chief Information Officer and Chief Operating Officer of E-commerce.

Executive Compensation Objectives and Philosophy
We believe our success depends on the continued contributions of our executive officers, including our named executive officers. Our executive compensation programs are designed to attract and retain experienced and qualified executive officers and to incentivize them to achieve overall business results and individual performance goals. Our executive compensation programs also support our strategic objectives by aligning the interests of our executive officers with those of our stockholders through the use of operational and financial performance goals and equity-based compensation.
Our compensation policies and compensation-related decisions center on the following objectives:
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attracting and retaining talented and experienced executive officers;

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motivating and rewarding executive officers whose knowledge, skills and performance are critical to our success;

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aligning the interests of our executive officers and stockholders by incentivizing executive officers to increase stockholder value and rewarding executive officers when performance goals are met, which to date include, among other objectives, effectuating a liquidity event and driving our business transformation to be the trusted authority on sleep and an omni-channel retailer;

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encouraging the repayment of outstanding debt by aligning long-term cash incentive awards and the repayment of debt, historically including the payoff of our 2018 PIK Loan;

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providing a competitive compensation package in which total compensation places significant weight on performance-based and long-term, market-based compensation;

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ensuring fairness among the executive management team by recognizing the contributions each executive officer makes to our success; and

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fostering a shared commitment among our executive officers by focusing on company and individual goals.

Each of the key elements of our executive compensation programs is discussed in more detail below. Our executive compensation programs are designed to complement and collectively serve the compensation objectives described above, as well as reward teamwork and each individual’s contribution to us, including the impact of such contribution on our overall financial performance, and to produce positive long-term results for our stockholders and employees. We have not adopted formal policies for allocating compensation between short-term and long-term compensation, between cash and non-cash

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compensation or among different forms of cash and non-cash compensation. We have, however, created base salary and annual bonus guidelines to enable us to set compensation amounts and opportunities in a manner that is internally consistent across job positions for all employees, including our named executive officers. An executive officer’s annual base salary and annual cash incentive amounts do not fluctuate as a result of increasing gains from equity awards. However, our compensation committee will consider such potential gains and an executive officer’s performance and individual contributions in awarding additional equity compensation. We view the compensation elements as different means of encouraging and promoting business performance and implementation of strategic initiatives that are meant to function together.
Roles of Our Compensation Committee and Executive Officers in Setting Compensation
Our compensation committee is composed entirely of non-employee directors. No compensation committee member participates in any of our employee compensation programs, other than the 2019 Plan, as discussed below, which was administered by the entire board of directors (with the applicable recipient abstaining) for awards granted to non-employee directors in fiscal 2019 and fiscal 2021. Our compensation committee is generally responsible for developing and administering our executive compensation programs and determining the nature and amount of compensation paid to our named executive officers and other executive officers, and for all of our employees, including our named executive officers, administering our equity-based compensation plans and awards. Our compensation committee also approves an annual short-term incentive plan and our performance targets applicable to all employees, including our named executive officers, and reviews the performance of our President and Chief Executive Officer based on goals and objectives set at the beginning of each fiscal year and recommends his compensation based on this review.
Our management, through our President and Chief Executive Officer and Chief Human Capital Officer, provides the compensation committee with recommendations regarding overall executive compensation, including annual short-term incentive compensation, of all other named executive officers and our performance targets applicable to all employees. Management analyzes our operational performance and profitability using operational, financial and associated related measures and uses such insights to make a recommendation. The compensation committee believes that management’s insight into our business as well as their experience in the industry combine to provide a valuable resource to the compensation committee with respect to our executive compensation arrangements and annual short-term incentive program. Our compensation committee considers these recommendations when determining the compensation packages of our named executive officers, and we anticipate that our compensation committee will continue to consider these recommendations when determining the grant of any awards under equity plans in the future.
The compensation of our named executive officers is further governed by their respective offer letters, which are described below.
Use of Comparative Market Data
While we have not engaged a compensation consultant for our prior year’s compensation analysis, we have engaged Willis Towers Watson and expect to use market data as a public company to provide input in establishing the levels and types of certain elements of our executive compensation program. While we anticipate that we will take a more systematic approach to reviewing competitive data on executive compensation levels and practices, we expect to continue to apply the compensation philosophy and strategies that we believe are appropriate for our business, and that focus more on long-term, market-based and performance-based incentive compensation than on fixed compensation.

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Elements of Executive Officer Compensation
The following is a discussion of the primary elements of compensation for our named executive officers for fiscal 2021:
Component	Objective
Base Salary............................................................	Provide reasonable and market-competitive fixed pay reflective of an executive’s role, responsibilities and individual performance.
Annual Short-Term Incentive Awards.....................	An annual cash incentive based on our performance intended to promote and reward achievement of our annual financial and strategic objectives. Bonuses under the Annual Short-Term Incentive Plan (the “STIP”) are paid out in the first quarter of each fiscal year, following the release of our audited financial statements, to reward executive officers for their efforts during the prior fiscal year. The Adjusted EBITDA (as defined below) targets for the annual cash bonuses payable under the STIP, which align with our budget expectations for the fiscal year, are set in the fourth quarter of the preceding fiscal year to provide executive officers with clear guidance as to our board of director’s expectations of our performance for the current fiscal year.
Long-Term Incentive Cash Awards........................	Grants of Phantom PIK Loan Awards (as defined below) that are intended to replicate the amounts payable under the 2018 PIK Loan and designed to promote repayment of the 2018 PIK Loan and retain executive talent.
Equity Awards........................................................	Grants of time-based and performance-based restricted stock units under the 2019 Plan which are intended to align the executive officer’s interests with those of our stockholders by focusing on long-term value creation and achievement of a liquidity event.
Benefits and Perquisites.........................................	Provide market competitive benefits and perquisites that reflect industry and best practices.
Salary
We believe that a competitive base salary is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Additionally, we believe that allocating a meaningful portion of our executive officers’ compensation package to fixed compensation creates the secure environment necessary for our executive officers to pursue enterprise opportunities while simultaneously taking the time to fully evaluate each such opportunity and the risks and benefits commensurate therewith. Base salary can also impact other compensation and benefit opportunities including annual bonuses, as such opportunities are expressed as a percentage of base salary.
Our compensation committee is responsible for reviewing, evaluating and approving the amount of base salary paid to all of our executive officers, including our named executive officers. In performing its responsibilities, our compensation committee considers the above-stated goals, recommendations of our human capital department and proposals by our President and Chief Executive Officer and Chief Human Capital Officer.

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The base annual salaries of our named executive officers were as follows for fiscal 2021:
Name	Base Salary
John Eck	$850,000
Maarten Jager	$600,000
Jody Putnam	$400,000
Larry Fultz	$350,000
Jon Sider	$350,000
Mr. Putnam’s salary was increased to $400,000, as stated above, from $350,000, effective February 1, 2021 in connection with his promotion to Chief Retail Officer. No other changes were made to our named executive officers’ salaries during fiscal 2021. The base salaries of each of our named executive officers are also stated, and provided for, in their respective offer letters, which are described below.
Short-Term Incentive Compensation
In addition to base salary, each named executive officer is eligible under the STIP to earn an annual cash bonus in order to motivate such named executive officers to achieve short-term performance goals and tie a portion of their cash compensation to performance. The bonus opportunity is equal to a percentage of each named executive officer’s base salary and based on our achievement of annual financial performance targets. Each of our named executive officers’ offer letters provides for such annual cash bonus target amount.
Our compensation committee determines the performance criteria applicable to our annual bonuses. In September 2020, after consultation with our President and Chief Executive Officer and Chief Human Capital Officer, our compensation committee adopted the fiscal 2021 STIP performance goal of Adjusted EBITDA and an Adjusted EBITDA target of $300.0 million. For purposes of the STIP, Adjusted EBITDA is calculated as described under “Summary—Summary Historical Consolidated Financial and Other Data.” Our compensation committee believed the fiscal 2021 Adjusted EBITDA target level was both challenging and reasonably achievable. By establishing a target that was challenging, our compensation committee believed that the performance of our employees, and therefore our financial performance, would be maximized. By setting a target that was also achievable, our compensation committee believed that employees would remain motivated to perform at the high level required to achieve the target. The Adjusted EBITDA goals for fiscal 2021 and their commensurate payouts are detailed in the chart below. Bonus payouts are interpolated, on a straight line basis, when performance falls between the discrete points shown.
	Below Threshold	Threshold	Target	Maximum	Fiscal 2021 Actual
Adjusted EBITDA ($)	<$270.0 million	$270.0 million	$300.0 million	$330.00 million	$669.2 million
Bonus Payout as a % of Target Cash Bonus	No bonus	50%	100%	200%	200%
If Adjusted EBITDA achievement exceeds the maximum, our President and Chief Executive Officer may, in his discretion, propose additional bonus payments to one or more executive officers, subject to the approval of our board of directors; provided that none of our President and Chief Executive Officer, Chief Financial Officer, or Chief Retail Officer may receive more than 100% of such executive’s base salary as an additional bonus.

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The STIP bonuses (as a percentage of base salary) payable to each named executive officer if the relevant performance goals associated with his bonus were achieved for fiscal 2021 were as follows:
Name	Applicable Threshold Percentage	Applicable Target Percentage	Applicable Maximum Percentage
John Eck	50%	100%	200%
Maarten Jager	25%	50%	100%
Jody Putnam	25%	50%	100%
Larry Fultz	25%	50%	100%
Jon Sider	25%	50%	100%
The following table summarizes the 2021 STIP awards earned for actual performance against financial goals based on the formula described above, as compared to the target opportunity for each named executive officer:
Name	Target Bonus Opportunity ($)	2021 Weighted Achievement Factor (%)	Actual Payout ($)
John Eck	850,000	200	1,700,000
Maarten Jager	300,000	200	600,000
Jody Putnam	200,000	200	400,000
Larry Fultz	175,000	200	350,000
Jon Sider	175,000	200	350,000
Additional Discretionary Bonuses.
On September 24, 2021, we paid a one-time performance bonus to our named executive officers in recognition of efforts made to emerge from bankruptcy and our post-restructuring transformation. The bonus payment was made concurrently with the distribution we otherwise paid to our common stockholders on September 24, 2021 and was paid in lieu of any adjustment to outstanding RSU awards granted to our named executive officers under the 2019 Plan and pursuant to a letter agreement entered into by each of our named executive officers.
The amount paid to each named executive officer was determined by our board of directors. Our board of directors approved a total one-time performance bonus pool of $135 million, which our named executive officers and other management members were eligible to receive. The total management pool amount was determined by multiplying 10% by the available distribution amount of $1.35 billion. Each named executive officer then received a percentage of the bonus pool in accordance with the same percentage our board of directors assigned to such officer under the 2019 Plan. Allocations under the 2019 Plan were determined by our board of directors in consultation with our senior management. They considered the following factors when assigning the applicable percentages below to each recipient: title, the impact of the position held by the recipient of the allocation on our results and our emergence from bankruptcy, tenure and balance between fixed and performance based compensation. The one-time performance bonus awarded in September 2021 was paid in recognition of our successful turnaround

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performance through fiscal 2021.The below table includes each named executive officer’s allocation under the 2019 Plan as a percentage of the 2019 Plan and the applicable one-time performance bonus amount:
Name	Percentage Allocation of 2019 Plan(1)	One-time Performance Bonus
John Eck	29.78%	$39,183,172
Maarten Jager	8.94%	$11,754,952
Jody Putnam	5.96%	$7,836,634
Larry Fultz	6.40%	$8,424,382
Jon Sider	5.96%	$7,836,634

(1)
Percentage also applies to allocation of RSU awards and Phantom PIK Loan Awards under the 2019 Plan.

These amounts are reflected in the “Bonus” column of the “Summary Compensation Table” below.
Long-Term Incentive Cash Compensation.
In 2019, we adopted the 2019 Plan to align the interests of our stockholders and recipients under the 2019 Plan and to advance our interests by attracting and retaining employees and motivating such persons to act in the long-term best interest of us and our stockholders. Our compensation committee determines the amount of long-term incentive compensation for our named executive officers as part of its periodic review after taking into consideration criticality of position and individual performance (both historical and expected future performance).
The 2019 Plan provides for the grant of long-term cash incentive awards intended to replicate the amount payable under the 2018 PIK Loan (the “Phantom PIK Loan Awards”) in a principal amount specified in the applicable award agreement and which amount accrues interest, compounding semi-annually, from the grant date at a rate equal to 15% per annum through the date the 2018 PIK Loan was paid in full of November 25, 2020. In connection with the repayment of the 2018 PIK Loan, the prepayment penalty of 10% was accrued in lieu of future interest.The accrued amount under the Phantom PIK Loan Award is calculated in accordance with the 2018 PIK Loan. The Phantom PIK Loan Awards granted to our named executive officers vest with respect to twenty-five percent (25%) annually over four years, subject to continued employment on the applicable vesting date, and, to the extent the time-based vesting requirements are satisfied, are settled within thirty days following the earlier to occur of (i) November 21, 2023 and (ii) a Sale of the Company (as defined below). In the event of a Sale of the Company, the time-based vesting requirements are deemed to be satisfied. If no Sale of the Company occurs prior to November 21, 2023, settlement of the Phantom PIK Loan Awards that have not yet satisfied the applicable time-vesting requirement will continue to be subject to the satisfaction of subsequent time-based vesting requirements, as applicable.
In fiscal 2021, our compensation committee granted Phantom PIK Loan Awards to three of our named executive officers as follows:
Name	Principal Amount	Grant Date
John Eck	$337,838	October 20, 2020
Jody Putnam	$118,243	October 20, 2020
Jon Sider	$118,243	October 20, 2020

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As of September 28, 2021, each of our named executive officers had satisfied the service based vesting conditions for the following principal amount of Phantom PIK Loan Awards:
Name	Principal Amount(1)
John Eck	$1,520,270
Maarten Jager	$253,378
Jody Putnam	$278,716
Larry Fultz	$363,176
Jon Sider	$278,716

(1)
These amounts do not include any accrued interest payable upon settlement of Phantom PIK Loan Awards. Each of Messrs. Eck, Jager, Putnam, Fultz and Sider will receive the following amounts of accrued interest upon settlement of their respective Phantom PIK Loan Awards: $236,592, $29,218, $93,501, $121,834 and $93,501, respectively.

The following principal amounts awarded to each named executive officer pursuant to a Phantom PIK Loan Award had not satisfied the applicable service based vesting requirement as of September 28, 2021:
Name	Unvested Principal Amount
John Eck	$1,858,108
Maarten Jager	$760,135
Jody Putnam	$396,959
Larry Fultz	$363,176
Jon Sider	$396,959
Pursuant to the terms of the awards granted to our named executive officers and other executive officers, immediately prior to the closing of an Exit Event (as defined below), subject to continued employment, such individuals will be entitled to receive an additional Phantom PIK Loan Award subject to the same vesting and other terms and conditions applicable to the Phantom PIK Loan Awards currently outstanding. Messrs. Eck, Jager, Putnam, Fultz and Sider will receive the following Phantom PIK Loan Awards in connection with the closing of this offering, respectively: $1,395,938, $419,063, $279,375, $300,000 and $279,375.
As a condition of receiving the Phantom PIK Loan Award grants, each of the named executive officers agreed to certain restrictive covenants, including an indefinite term of a confidentiality of information provision and during employment and for six months (in the case of Mr. Eck) or twelve months (in the case of the remaining named executive officers), as applicable, following a termination of employment, for non-competition, non-solicitation and non-interference covenants.
Vested Phantom PIK Loan Awards are subject to forfeiture upon a termination of employment by us for cause or a restrictive covenant violation. Other than the potential vesting that may occur in connection with certain terminations of employment described below under “—Potential Payments Upon Termination,” all unvested Phantom PIK Loan Awards will be forfeited upon a named executive officer’s termination of employment.
Equity
The use of long-term equity incentives creates a link between executive compensation and our long-term performance and growth, thereby creating alignment between executive officers and stockholder interests. Our named executive officers were provided with long-term equity incentives under our 2019 Plan in the form of RSU awards to create this alignment. Each RSU entitles the holder to one share of common stock, or, in lieu thereof, payment equal to the fair market value of such share of common stock in cash, pursuant to the terms of the award agreement.

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In particular, our compensation committee believes that long-term equity incentive compensation is an effective means for incentivizing our named executive officers to pursue and effectuate a liquidity event, to increase equity value over a multi-year period, provide a meaningful reward for appreciation in the value of our equity and long-term value creation and motivate our named executive officers to remain employed with us. Our equity award grant practices are designed to reflect a balance between:
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our desire to motivate, retain, and reward executive talent;

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our need to remain competitive in recruiting; and

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effectively managing the dilution of stockholder’s interests.

Our compensation committee determined the amount of long-term equity compensation for our named executive officers at the time of hire or, for executive officers who were employed at the time of our November 2018 emergence from Chapter 11 restructuring, in July 2019, based on the individual’s role and expected level of impact on the implementation and execution of our turnaround plan. The compensation committee has considered additional grants of long-term equity compensation periodically since fiscal 2019 after taking into consideration the recommendations of our President and Chief Executive Officer and Chief Human Capital Officer and criticality of position and individual performance of certain named executive officers.
With respect to RSUs granted to our named executive officers:
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fifty percent (50%) vest annually over four-years (the “Time-Based RSUs”), subject to continued employment on the applicable vesting date, and are settled within thirty days following the later of (x) the applicable time-vesting date and (y) the earlier of an initial “Public Offering” or “Sale of the Company” (each as defined below, and the earlier of such events, an “Exit Event”), in each case, with respect to an Exit Event occurring on or prior to November 21, 2025; and

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fifty percent (50%) shall be eligible to vest on an Exit Event based on our Enterprise Value (as defined below) according to the below schedule, and continued employment through the Exit Event (the “Performance-Based RSUs”) and are settled within thirty days following such Exit Event, provided that such Exit Event occurs on or prior to November 21, 2025.

Enterprise Value	Less than $900,000,000	$900,000,000	$1,200,000,000	$1,500,000,000
Percentage of Performance- Based RSUs That Vest	0%	50%	75%	100%
Additional Terms of the RSUs
Pursuant to the awards granted to our named executive officers, immediately upon the consummation of an Exit Event, subject to continued employment, such individuals will be entitled to receive an additional number of RSUs subject to the same vesting and other terms and conditions applicable to the currently outstanding RSUs. Messrs. Eck, Jager, Putnam, Fultz and Sider will receive the following RSUs in connection with the closing of this offering, respectively: 205.88, 61.76, 41.18, 44.26 and 41.18.
As a condition of receiving the RSUs, each of the named executive officers agreed to certain restrictive covenants, including an indefinite term of a confidentiality of information provision and during employment and for six months (in the case of Mr. Eck) or twelve months (in the case of the remaining named executive officers), as applicable, following a termination of employment, for non-competition, non-solicitation and non-interference covenants.
Other than the potential vesting that may occur in connection with certain terminations of employment described below under “—Potential Payments Upon Termination,” all unvested and vested RSUs will be forfeited upon a named executive officer’s termination of employment by us for cause or restrictive covenant violation. In the event an Exit Event has not occurred on or prior to November 21, 2025, all vested and unvested RSUs shall be forfeited and with respect to Performance-Based RSUs, any that do not vest in connection with an Exit Event shall be forfeited upon such Exit Event.

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Definitions
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A “Public Offering” means any sale of our common equity securities or any of our subsidiaries (or a successor entity thereto) pursuant to an effective registration statement under the Securities Act, filed with the SEC; provided that the following shall not be considered a Public Offering unless occurring concurrently with the sale of common equity securities pursuant to an effective registration statement under the Securities Act, filed with the SEC: (i) any issuance of common equity securities by us in connection with a merger or acquisition or (ii) any issuance by us of common equity securities (or rights or options to acquire common equity securities) to our employees as part of an incentive or compensation plan.

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A “Sale of the Company” means any transaction or series of transactions pursuant to which any person of related persons in the aggregate acquire(s), directly or indirectly, (i) our equity securities possessing a majority of the voting power of all of our outstanding equity securities (whether by merger, consolidation, reorganization, combination, sale or transfer of our equity securities) or the equity securities of our subsidiaries or (ii) all or substantially all of our assets determined on a consolidated basis, unless, in each case as otherwise determined by our board of directors; provided that a Public Offering shall not constitute a Sale of the Company, and provided, further, that, an event shall not be considered a Sale of the Company unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of us within the meaning of Section 409A of the Code.

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“Enterprise Value” means, as of any applicable date, without duplication, the aggregate fair market value of all of our equity securities, plus all outstanding bank debt and other of our and our subsidiaries indebtedness and our subsidiaries on a consolidated basis, less any of our cash or cash equivalents and our subsidiaries. In addition, to the extent that, following the grant date and prior to the applicable Exit Event, we pay an extraordinary dividend to our stockholders or makes another distribution of cash or property to our stockholders without consideration, the value of which dividend or distribution would not otherwise be included in the calculation of Enterprise Value upon the subsequent occurrence of an Exit Event, the value of such extraordinary dividend or other distribution shall be counted toward the fair market value of the equity securities for purposes of calculating Enterprise Value hereunder and determining the vesting of the Performance-Based RSUs upon such Exit Event; provided that in no event shall the operation of this sentence result in any double counting or duplication of benefits.

Grants and Partial Vesting in Fiscal 2021
In 2021, our compensation committee granted the below RSUs to three of our named executive officers after reviewing current allocations of awards under the 2019 Plan:
Name	Number of RSUs(1)	Grant Date
John Eck	45.6260	October 20, 2020
Jody Putnam	15.9691	October 20, 2020
Jon Sider	15.9691	October 20, 2020

(1) Each grant of RSUs is 50% Time-Based RSUs and 50% Performance-Based RSUs.
Additionally, Time-Based RSUs held by our named executive officers satisfied the time-based vesting criteria for the below number of RSUs during fiscal 2021. These vested shares will satisfy the liquidity event settlement condition and be settled in shares of our common stock, or a payment equal to the fair market value of a share of common stock in cash, within 30 days following an Exit Event, which includes this offering, as described above. Time-Based RSUs for which the service vesting

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condition has not been satisfied at the time of this offering will continue vesting pursuant to the terms of the award agreement.
Name	Number of Time-Based RSUs that Satisfied Time-Based Vesting in Fiscal 2021	Number of Time-Based RSUs that will be Settled in Shares of Common Stock immediately following the Closing of this Offering(1)	Number of Performance-Based RSUs that will be Settled in Shares of Common Stock immediately following the Closing of this Offering(2)
John Eck	102.6590
Maarten Jager	17.1098
Jody Putnam	18.8207
Larry Fultz	24.5240
Jon Sider	18.8207

(1)
Includes Time-Based RSUs that satisfied their respective time-based vesting criteria prior to the date of this offering.

(2)
Enterprise Value is based on an assumed initial offering price of $      , which is the midpoint of range on the front cover of this prospectus and accordingly reflects    % vesting.

Other Compensation.
Our named executive officers are eligible to receive the same benefits we provide, and to participate in all plans we offer, to other full-time employees, including: health and dental insurance, group term life insurance, long term disability insurance, other health and welfare benefits and our 401(k) savings plan. Under our 401(k) savings plan, we match a portion of the funds set aside by the employee.
In fiscal 2021, we also provided Mr. Eck with $13,637 for relocation services related to his relocation to Houston, Texas following his employment with us. We do not provide any other special benefits or perquisites to any of our named executive officers.
Our Compensation Policies and Practices as They Relate to Our Risk Management
Our board of directors and our compensation committee have considered whether the risks arising from our compensation policies or practices are reasonably likely to have a materially adverse effect on us. We believe that the structure of our compensation programs does not incentivize unnecessary or excessive risk-taking. Our policies and practices include the following risk-mitigating characteristics: (i) our compensation programs for executive officers are generally administered by our compensation committee; (ii) the performance goals upon which annual bonuses are paid are approved by our compensation committee and our board of directors; (iii) bonus amounts are only paid after the performance is certified by our compensation committee after receiving input from our finance department following a review of our audited financial results; and (iv) our equity awards are subject to multi-year vesting and the ultimate value of such awards is tied to our Enterprise Value upon an Exit Event. As a result of this review, we do not believe that our compensation policies and practices create or encourage the taking of risks that are reasonably likely to have a material adverse effect on us.

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Summary Compensation Table
The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers, for services rendered to us during fiscal 2021.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non- Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
John Eck, Chief Executive Officer	2021	850,000	39,183,172	—	1,700,000	—	20,767	41,753,939
Maarten Jager, Chief Financial Officer	2021	600,000	11,754,952	—	600,000	—	6,062	12,961,014
Jody Putnam, Chief Retail Officer	2021	383,333	7,836,634	—	400,000	—	5,292	8,625,259
Larry Fultz, Chief Human Capital Officer	2021	350,000	8,424,382	—	350,000	—	—	9,124,382
Jon Sider, Chief Information Officer and Chief Operating Officer of E-commerce	2021	350,000	7,836,634	—	350,000	—	6,357	8,542,991

(1)
Mr. Putnam’s salary was increased in February 2021 in connection with his promotion to Chief Retail Officer, as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Base Salary.”

(2)
The amount reported for our named executive officers includes a one-time discretionary bonus paid on September 24, 2021 in recognition of our executives’ efforts to implement and execute our turnaround plan and transformation subsequent to our Chapter 11 filing. See “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Additional Discretionary Bonuses.”

(3)
The amounts reported represent the aggregate grant-date fair value of the RSUs (which includes Time-Based RSUs and Performance-Based RSUs) awarded to such named executive officer in fiscal 2021 under the 2019 Plan, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions or failure to achieve the performance conditions. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in Note 15—Stock-Based Compensation to our consolidated financial statements included in this prospectus. All RSUs are subject to a performance condition such that they will only be settled after an Exit Event and the Performance-Based RSUs vest based on our Enterprise Value upon such Exit Event as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.” The grant-date fair value of the RSUs was computed based on the probable outcome of the performance conditions as of the grant date in accordance with ASC Topic 718. Achievement of the performance conditions for the RSUs was not deemed probable on the grant date, and accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions and an applicable Exit Event, the aggregate grant date fair values of the RSUs would have been $1,656,224 for Mr. Eck, $579,676 for Mr. Putnam and $579,676 for Mr. Sider.

(4)
Represents amounts earned under the fiscal 2021 annual short-term incentive plan.

(5)
“All Other Compensation” reflects 401(k) matching contributions for each of Messrs. Eck, Jager, Putnam and Sider, as well as relocation expenses for Mr. Eck in the amount of $13,637.

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Grants of Plan-Based Awards
The following table summarizes the potential non-equity and equity incentive plan awards that could have been or could be earned by each of the named executive officers at the defined levels of “Threshold,” “Target” and “Maximum” based on the awards granted to the named executive officers during fiscal 2021. The awards granted are described in the footnotes below the table.
Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John Eck	—(1)	425,000	850,000	1,700,000
	10/20/2020(2)							22.8130	0
	10/20/2020(3)				11.4065	17.10975	22.8130		0
	10/20/2020(4)		337,838
Maarten Jager	—(1)	150,000	300,000	600,000
Jody Putnam	—(1)	100,000	200,000	400,000
	10/20/2020(2)							7.9846	0
	10/20/2020(3)				3.9923	5.9884	7.9846		0
	10/20/2020(4)		118,243
Larry Fultz	—(1)	87,500	175,000	350,000
Jon Sider	—(1)	87,500	175,000	350,000
	10/20/2020(2)							7.9846	0
	10/20/2020(3)				3.9923	5.9884	7.9846		0
	10/20/2020(4)		118,243

(1)
Represents fiscal 2021 award opportunities granted under our 2021 STIP as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Short-Term Incentive Compensation.”

(2)
Represents Time-Based RSUs granted in fiscal 2021 under the 2019 Plan. Time-Based RSUs are subject to a liquidity event-based settlement condition upon an Exit Event as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.” These amounts related to the fiscal 2021 grants do not include any additional RSUs issuable upon an Exit Event. Messrs. Eck, Putnam and Sider are eligible to receive an additional number of Time-Based RSUs upon consummation of an Exit Event, which includes the closing of this offering, of up to        and       Time-Based RSUs. See “—Compensation and Discussion Analysis—Elements of Executive Officer Compensation—Equity” for a description.

(3)
Represents Performance-Based RSUs granted in fiscal 2021 under the 2019 Plan. Performance-Based RSUs only vest and settle in connection with an Exit Event as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.” These amounts related to the fiscal 2021 grants do not include any additional Performance-Based RSUs issuable upon an Exit Event. Messrs. Eck, Putnam and Sider are eligible to receive an additional number of RSUs upon consummation of an Exit Event, which includes the closing of this offering, of up to        ,        and       Performance-Based RSUs based on an assumed initial offering price of $     , which is the midpoint of range on the front cover of this prospectus, and a resulting Enterprise Value of            . See “—Compensation and Discussion Analysis—Elements of Executive Officer Compensation—Equity” for a description.

(4)
Represents the award opportunity under the Phantom PIK Loan Awards granted in fiscal 2021 under the 2019 Plan, as described under “—Compensation and Discussion Analysis—Elements of Executive Officer Compensation—Long-Term Incentive Cash Compensation.” The awards are time vesting and will only be settled upon the earlier to occur of (i) November 21, 2023 and (ii) a Sale of the Company (or the applicable time-vesting date, if later). These amounts related to the fiscal 2021 grants do not include any accrued interest or additional Phantom PIK Loan Awards issuable upon an Exit Event. Messrs. Eck, Putnam and Sider are eligible to receive additional Phantom PIK Loan Awards upon consummation of an Exit Event, which includes the closing of this offering, of up to $      , $      and $      in principal amount based on an assumed initial offering price of $     , which is the midpoint of range on the front cover of this prospectus, and a resulting Enterprise Value of            . See “—Compensation and Discussion Analysis—Elements of Executive Officer Compensation—Long-Term Incentive Compensation” for a description.

(5)
The amounts reported represent the aggregate grant-date fair value of the RSUs awarded to such named executive officer in fiscal 2021 under the 2019 Plan, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions or failure to achieve the performance conditions.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in Note 15—Stock-Based Compensation to our consolidated financial statements included in this prospectus. All RSUs are subject to a performance condition such that they will only be settled after an Exit Event and the Performance-Based RSUs vest based on our Enterprise Value upon such Exit Event as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.” The grant date fair value of the RSUs was computed based on the probable outcome of the performance conditions as of the grant date in accordance with ASC Topic 718. Achievement of the performance conditions for the RSUs was not deemed probable on the grant date, and accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions and an applicable Exit Event, the aggregate grant date fair values of the Time-Based RSUs would have been $828,112 for Mr. Eck, $289,839 for Mr. Putnam and $289,839 for Mr. Sider and for the Performance-Based RSUs would have been $828,112 for Mr. Eck, $289,839 for Mr. Putnam and $289,839 for Mr. Sider.
Outstanding Equity Awards at Fiscal Year-End
The following table provides information regarding outstanding awards made to our named executive officers as of September 28, 2021.
	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
John Eck	12/1/2019	205.3170(1)	59,624,057	205.3170(3)	59,624,057
	10/20/2020	22.8130(1)	6,624,895	22.8130(3)	6,624,895
Maarten Jager	2/10/2020	68.4390(1)	19,874,686	68.4390(3)	19,874,686
Jody Putnam	7/8/2019	37.6415(1)	10,931,092	37.6415(3)	10,931,092
	10/20/2020	7.9846(1)	2,318,728	7.9846(3)	2,318,728
Larry Fultz	7/8/2019	49.0480(1)	14,243,539	49.0480(3)	14,243,539
Jon Sider	7/8/2019	37.6415(1)	10,931,092	37.6415(3)	10,931,092
	10/20/2020	7.9846(1)	2,318,728	7.9846(3)	2,318,728

(1)
Reflects Time-Based RSUs granted under the 2019 Plan on the applicable grant date. The Time-Based RSUs vest in four equal annual installments on each anniversary of the grant date. The Time-Based RSUs are also subject to a liquidity event-based settlement condition pursuant to which any vested Time-Based RSUs are only settled upon an applicable Exit Event (or the applicable time-vesting date, if later). See “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.” In connection with this offering, Messrs. Eck, Jager, Putnam, Fultz and Sider will receive           ,           ,           ,           , and           shares of common stock, respectively, in respect of their outstanding vested Time-Based RSUs set forth in the table above. Messrs. Eck, Jager, Putnam, Fultz and Sider will also receive additional Time-Based RSUs pursuant to the terms of their award agreements in the following amounts, respectively:           ,           ,           ,           , and           , as described under “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.”

(2)
Amounts in this column are based on the per share value of our common stock as of our most recent valuation prior to September 28, 2021 of $290,400.

(3)
Reflects Performance-Based RSUs granted under the 2019 Plan on the applicable grant date. The Performance-Based RSUs vest upon an Exit Event based on our Enterprise Value. The amounts above are based on 100% vesting of the applicable Performance-Based RSUs. See “—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.” Messrs. Eck, Jager, Putnam, Fultz and Sider will receive           ,           ,         ,        , and          shares of common stock, respectively, in connection with this offering in respect of their Performance-Based RSUs set forth in the table above based on the assumed offering price of $      per share of common stock, which is the midpoint of the range on the front cover of this prospectus. Messrs. Eck, Jager, Putnam, Fultz and Sider will also receive additional Performance-Based RSUs pursuant to the terms of their award agreements in the following amounts, respectively:           ,           ,           ,           , and           , as described under “— Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity.”

(4)
Amounts in this column are based on the per share value of our common stock as of our most recent valuation prior to September 28, 2021 of $290,400.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Option Exercises and Stock Vested
Our named executive officers did not exercise any stock options or become vested in any stock during fiscal 2021.
Defined Benefit and Nonqualified Deferred Compensation
The following table provides information regarding contributions, earnings and balances for our named executive officers under the Mattress Firm, Inc. Executive Nonqualified Excess Plan (the “Plan”) which was terminated on July 26, 2019. The below named executive officer received a final distribution in October 2020 under the Plan.
Name	Executive Contributions in FY 2021 ($)	Registrant Contributions in FY 2021 ($)	Aggregate Earnings in FY 2021 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 9/28/21 ($)
Jody Putnam	—	—	—	$2,858	—
Executive Nonqualified Excess Plan
Prior to termination, the Plan was offered to a select group of management and highly compensated employees to provide participants the means to reduce current taxable income while accumulating wealth for the future. The Plan was administered by a committee appointed by the board.
The Plan provided that participants could defer on a pre-tax basis up to 80% of their base salary and up to 100% of their cash bonus compensation earned and such contributions are 100% vested. In addition, participants could make a special election for a 401(k) plan refund offset. The Plan permitted discretionary contributions by us, in our sole discretion.
Participants could select from a broad range of well-known investment managers and model portfolios, chosen by the Plan committee. Participants could change the way their accounts are invested, both with respect to existing balances and future deferrals, at any time. Model portfolios were automatically rebalanced on a quarterly basis. In addition, participants could request that their accounts be rebalanced at specified times during the year. Participants’ accounts would be adjusted for any earnings or losses based on the investments held in their accounts. Assets were held in a separate Rabbi Trust to pay Plan benefits.
Participants may choose when and how their deferrals are distributed, either a specified year or at separation from services. Participants also elected whether to receive payment in the form of a lump sum or installments. During any enrollment, participants established any or all of retirement accounts, separation accounts, and up to five specified date accounts, for a total of up to seven accounts to be maintained at any given time. If a participants entire vested account balance did not exceed $100,000 in connection with a separation from service, the account would be distributed to you in a single lump sum in the following month.
If a participant separated from service within 24 months following a change in control (as defined in the Plan), the participant will receive their Plan accounts in a lump sum in the calendar year next following their separation from service. Participants could request an emergency distribution from the Plan in the event of an unforeseeable financial emergency resulting from an illness or accident involving the participant, their spouse or dependents, or a beneficiary; a loss of property due to casualty; or other extraordinary or unforeseeable event beyond the participant’s control. In the case of such emergency distribution, withdrawals may be taken only from the participant’s elective deferrals and any earnings.
We have the discretion to delay or accelerate distributions from the Plan, to the extent permitted by federal law.
The Plan could be amended or terminated by the us at any time. We terminated the Plan on July 26, 2019 and no named executive officers currently participate in the Plan.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Letter Agreements
We issued offer letters to each of Mr. Eck, dated as of November 15, 2019 (the “Eck Letter”), Mr. Jager, dated as of January 21, 2020 (the “Jager Letter”), Mr. Putnam, dated as of February 22, 2021 (the “Putnam Letter”), Mr. Fultz, dated as of November 8, 2017 (the “Fultz Letter”) and Mr. Sider, dated as of February 3, 2016 (the ‘‘Sider Letter”).
Eck Letter
The Eck Letter provides that Mr. Eck will serve as President and Chief Executive Officer. The Eck Letter provides for (i) an annual base salary; (ii) eligibility to receive an annual bonus, with a targeted amount equal to 100% of his annual base salary based on our achievement of performance targets from 0% to 200% of bonus opportunity; and (iii) an implementation bonus of $300,000 upon the roll out of Temper Sealy products across brick and mortar chain which was paid in June 2020; and (iv) eligibility to receive a grant of our common stock, which Mr. Eck received in the form of RSUs on December 1, 2019.
The Eck Letter contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation of employees and non-interference with contracts and relationships. The covenants of non-competition, non-solicitation and non-interference are effective both during the executive’s employment with us and for six months following his termination date, and the covenant of confidentiality is indefinite. In addition, the Eck Letter further provides for severance benefits, as described below under “—Potential Payments Upon Termination.”
Jager Letter
The Jager Letter provides that Mr. Jager will serve as our Chief Financial Officer, reporting to the Chief Executive Officer. The Jager Letter provides for (i) an annual base salary; (ii) eligibility to receive an annual bonus, with a targeted amount equal to 50% of his annual base salary based on our achievement of performance targets with the actual bonus ranging from 0% to 200% of bonus opportunity; and (iii) eligibility to receive a grant of our common stock, which Mr. Jager received in the form of RSUs on February 10, 2020. Mr. Jager is also entitled to participate in our employee benefit arrangements, on terms and conditions no less favorable than available to any other senior executive.
The Jager Letter contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation of employees and non-interference with contracts and relationships. The covenants of non-competition, non-solicitation and non-interference are effective both during the executive’s employment with us and for 12 months following the termination of his employment, and the covenant of confidentiality is indefinite. In addition, the Jager Letter further provides for severance benefits, as described below under “—Potential Payments Upon Termination.”
Putnam Letter
The Putnam Letter provides that Mr. Putnam will serve as our Chief Retail Officer, reporting to the Chief Executive Officer. The Putnam Letter provides for (i) an annual base salary, (ii) eligibility to receive an annual bonus, with a targeted amount equal to 50% of his annual base salary based on our achievement of performance targets and the executive’s achievement of individual goals and metrics with the actual bonus ranging from 0% to 200% of bonus opportunity and (iii) eligibility to receive a grant of our common stock, which Mr. Putnam received in the form of RSUs on July 8, 2019. Mr. Putnam is also entitled to participate in our employee benefit arrangements, on terms and conditions no less favorable than available to any other senior executive.
The Putnam Letter contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation of employees and non-interference with contracts and relationships. The covenants of non-competition, non-solicitation and non-interference are effective both during the executive’s employment with us and for 12 months following the termination of his employment, and the covenant of confidentiality is indefinite.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Fultz Letter
The Fultz Letter provides that Mr. Fultz will serve as our Chief Human Capital Officer, reporting to the Chief Executive Officer. The Fultz Letter provides for (i) an annual base salary; and (ii) eligibility to receive an annual bonus, with a targeted amount equal to 50% of his annual base salary based on our achievement of performance targets and the executive’s achievement of individual goals and metrics with the actual bonus ranging from 0% to 100% of bonus opportunity. Mr. Fultz received a grant of RSUs on July 8, 2019, and is also entitled to participate in our employee benefit arrangements, on terms and conditions no less favorable than available to any other senior executive.
The Fultz Letter contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation of employees and non-interference with contracts and relationships. The covenants of non-competition non-solicitation, and non-interference are effective both during the executive’s employment with us and for 12 months following the termination of his employment, and the covenant of confidentiality is indefinite.
Sider Letter
The Sider Letter provides that Mr. Sider will serve as our Chief Information Officer and Chief Operating Officer of E-commerce. The Sider Letter provides for (i) annual base salary; (ii) eligibility to receive an annual bonus, with a targeted amount equal to 50% of his annual base salary based on our achievement of performance targets and the executive’s achievement of individual goals and metrics; and (iii) eligibility to receive a grant of our common stock, which Mr. Sider received in the form of RSUs on July 8, 2019. Mr. Sider is also entitled to participate in our employee benefit arrangements, on terms and conditions no less favorable than available to any other senior executive.
The Sider Letter contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation of employees and non-interference with contracts and relationships. The covenants of non-competition, non-solicitation and non-interference are effective both during the executive’s employment with us and for 12 months following the termination of his employment, and the covenant of confidentiality is indefinite.
All of our named executive officers are eligible to participate in our Severance Pay Plan (as defined below).
Potential Payments Upon Termination
Each of our named executive officers is entitled to receive certain benefits upon a qualifying termination of employment as set forth in the Mattress Firm, Inc. Severance Pay Plan (the “Severance Pay Plan”).
The following table summarizes the payments that would have been made to each of our named executive officers upon the occurrence of a Qualifying Termination of employment (as defined below) assuming that each named executive officer’s termination of employment occurred on September 28, 2021, the last business day of fiscal 2021.

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Potential Payment Upon Termination or Change of Control As of September 28, 2021
Name	Benefit	Change of Control ($)(d)	Without Cause ($)(e)	Death ($)(e)	Disability ($)(e)
John Eck	Cash Severance(a)	850,000	850,000	850,000	850,000
	Time-Based RSUs—Vested	29,812,028	—	—	—
	Time-Based RSUs—Unvested/Accelerated(b)	36,436,924	—	—	—
	Performance-Based RSUs(b)(c)	66,248,952	—	—	—
	Phantom PIK Loan Awards—Vested	1,520,270	—	—	—
	Phantom PIK Loan Awards—Unvested/Accelerated(b)	1,858,108	—	—	—
Maarten Jager	Cash Severance(a)	600,000	600,000	600,000	600,000
	Time-Based RSUs—Vested	4,968,671	—	—	—
	Time-Based RSUs—Unvested/Accelerated(b)	14,906,014	—	—	—
	Performance-Based RSUs(b)(c)	19,874,686	—	—	—
	Phantom PIK Loan Awards—Vested	253,378	—	—	—
	Phantom PIK Loan Awards—Unvested/Accelerated(b)	760,135	—	—	—
Jody Putnam	Cash Severance(a)	400,000	400,000	400,000	400,000
	Time-Based RSUs—Vested	5,465,539	—	—	—
	Time-Based RSUs—Unvested/Accelerated(b)	7,784,252	—	—	—
	Performance-Based RSUs(b)(c)	13,249,790	—	—	—
	Phantom PIK Loan Awards—Vested	278,716	—	—	—
	Phantom PIK Loan Awards—Unvested/Accelerated(b)	396,959	—	—	—
Larry Fultz	Cash Severance(a)	350,000	350,000	350,000	350,000
	Time-Based RSUs—Vested	7,121,762	—	—	—
	Time-Based RSUs—Unvested/Accelerated(b)	7,121,762	—	—	—
	Performance-Based RSUs(b)(c)	14,243,525	—	—	—
	Phantom PIK Loan Awards—Vested	363,176	—	—	—
	Phantom PIK Loan Awards—Unvested/Accelerated(b)	363,176	—	—	—
Jon Sider	Cash Severance(a)	350,000	350,000	350,000	350,000
	Time-Based RSUs—Vested	5,465,539	—	—	—
	Time-Based RSUs—Unvested/Accelerated(b)	7,784,252	—	—	—
	Performance-Based RSUs(b)(c)	13,249,790	—	—	—
	Phantom PIK Loan Awards—Vested	278,716	—	—	—
	Phantom PIK Loan Awards—Unvested/Accelerated(b)	396,959	—	—	—

(a)
The cash severance amount equals 52 weeks of each named executive officer’s base salary and does not include any annual bonus that was earned by its terms as of the last day of fiscal 2021.

(b)
The Performance-Based RSUs and unvested/accelerated amounts for Time-Based RSUs and Phantom PIK Loan Award amounts do not include any portion of the Time-Based RSUs or Phantom PIK Loan Award that was already time-vested as of September 28, 2021. For the Time-Based RSUs and Performance-Based RSUs, the amounts are based on a value of $290,400 per share of our common stock based on a September 2021 valuation.

(c)
We have assumed maximum performance and used the value per share as of our most recent valuation prior to September 28, 2021.

(d)
Upon a Sale of the Company all unvested Time-Based RSUs and Phantom PIK Loan Awards shall vest and any Performance-Based RSUs pursuant to which the performance criteria is achieved shall vest, in each case, subject to continued employment upon such sale of us. None of the employment letter provides for payment of benefits solely in the event of a

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
change of control. Our board of directors may, in its sole discretion, vest any and/or all of unvested Time-Based RSUs and Phantom PIK Loan Awards at any time and on any conditions as our board of directors determines.
(e)
For a discussion of each named executive officer’s benefits in the event of a termination of employment due to the reason specified in the heading of each column, please see below. With respect to a termination due to death or disability, the named executive officers are, pursuant to their RSU and Phantom PIK Loan Award agreements in effect during fiscal 2021, entitled to vesting of their unvested Time-Based RSUs and Phantom PIK Loan Awards; provided that such amount shall be settled at a later date in accordance with the RSU and Phantom PIK Loan Award agreements.

Termination Provisions Under Current Offer Letters, Severance Pay Plan and RSU and Phantom PIK Loan Award Agreements
All named executive officers, including Messrs. Eck and Jager, are participants in the Severance Pay Plan, which provides the terms of severance benefits paid upon a Qualifying Termination (as defined below). The below arrangements describe payments and benefits available to each of our currently employed named executive officers under their current offer letter, the Severance Pay Plan, and their RSU and Phantom PIK Loan Award agreement.
We do not have change in control agreements with named executive officers.
Termination by Us for Cause or Resignation by Executive For Any Reason
Upon termination of employment by the named executive officer for any reason (other than death or disability), or by us for cause, each named executive officer is only entitled to receive earned but unpaid base salary and any accrued and unpaid benefits pursuant to our employee benefit plans or programs in which the executive officer participates on their last day of employment (“Accrued Compensation”).
Upon termination for cause, the then vested portion of the named executive officer’s RSUs and Phantom PIK Loan Award shall be immediately forfeited and cancelled by us upon the effective date of such termination without any consideration being paid therefor and otherwise without any further action by us whatsoever. The vesting of any unvested RSUs and Phantom PIK Loan Awards will immediately cease upon the named executive officer’s termination for cause or resignation by the named executive officer for any reason (other than death or disability) and will be automatically forfeited and cancelled for no value upon any such termination without consideration being paid therefor and otherwise without any further action by us whatsoever.
Qualifying Termination by Company
Pursuant to the terms of Messrs.’ Eck and Jager offer letters, their severance benefits are provided in accordance with the terms of the Severance Pay Plan and each other named executive officer is eligible to receive severance benefits in accordance with the Severance Pay Plan. In accordance therewith, if the named executive officer’s employment is terminated due to a Qualifying Termination, then the named executive officer is entitled to a lump sum payment equal to 52 weeks of base salary, subject to the execution and non-revocation of a release of claims.
As defined in the Severance Pay Plan, a Qualifying Termination means the termination of a named executive officer’s employment, initiated by us, where: (i) the named executive officer is not terminated for “Gross Misconduct” (as defined below) or for failure to achieve job standards; (ii) the named executive officer is not terminated because of his death or disability; (iii) the named executive officer did not accept another position with the successor employer in the case where his employment with us is terminated because of a corporate event (e.g., the sale of a facility, division or subsidiary or merger or acquisition, etc.); and (iv) the named executive officer is not offered a job with comparable pay (at least 80% of his regular base salary or hourly rate, not including overtime, bonus opportunities, or other fringe benefits) by the successor employer in the case where his employment with us is terminated because of a corporate event.
As defined in the Severance Play Plan, “Gross Misconduct” means the named executive officer violated federal, state or local law, committed any willful or serious violation of company policy, substantially failed to perform his job duties, materially damaged company property, committed repeated

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Pursuant to 17 C.F.R. Section 200.83
or material safety violations, or engaged in violence, threats, drug or alcohol abuse, harassment, retaliation, theft, fraud, illegal weapons possession or other criminal activity.
Pursuant to the RSU and Phantom PIK Loan Award Agreement, vesting of RSUs and Phantom PIK Loan Awards will immediately cease upon termination of the named executive officer’s service with us. RSUs that are subject to satisfied time-based vesting conditions will not be forfeited and will be settled subject to the subsequent occurrence of an Exit Event, including this offering, prior to November 21, 2025. The portion of the Phantom PIK Loan Award that are subject to satisfied time-based vesting conditions will not be forfeited and will be settled on November 21, 2023. All other unvested and unsettled RSUs and Phantom PIK Loan Awards will be automatically forfeited and cancelled for no value upon any such termination without consideration being paid therefor and otherwise without any further action by us whatsoever.
Termination Due to Death or Disability
Upon termination of employment with us due to death or disability (within the meaning of our long-term disability plan), all unvested Time-Based RSUs and unvested Phantom PIK Loan Awards shall immediately vest.
Restrictive Covenants
Pursuant to the terms of their respective offer letters, each actively employed named executive officer has agreed to confidentiality obligations during and after employment. In connection with their offer letters, each actively employed named executive officer has also agreed to the following:
•
Mr. Eck has agreed to non-competition, non-solicitation and non-interference obligations for six months following employment termination.

•
All remaining named executive officers have agreed to non-competition, non-solicitation and non-interference obligations for 12 months following employment termination.

2019 Omnibus Incentive Plan
Our board adopted, the 2019 Plan, as amended by the First Amendment on September 18, 2019 and the Second Amendment on October 26, 2020, in order to provide a means through which to attract, retain and motivate key personnel. Awards under the 2019 Plan may be granted to (i) non-employee members of our board; (ii) our officers and employees and those of our subsidiaries; and (iii) persons expected to become non-employee members of our board or our officers and employees and those of our subsidiaries, as our compensation committee in its sole discretion, may select from time to time in consultation with our President and Chief Executive Officer. The 2019 Plan is administered by the compensation committee, or may be administered by a subcommittee thereof, or such other committee designated by our board of directors consisting of three or more members of our board, one of whom shall be the SEAG Director (as defined in the Stockholders Agreement), provided that if no such committee exists or has been appointed, then the full board.
The 2019 Plan initially reserved (i) 2,281.3 shares of our common stock available for all awards to officers and employees, all of which may be issued in connection with incentive stock options; and (ii) 318.796 shares of common stock available for all awards to non-employee members of the board of directors, provided that until shares of common stock are issued under clause (ii), no more than 2,212.861 shares of our common stock may be issued under clause (i), and thereafter, such number shall be increased up to the number of shares of our common stock setforth in clause (i) on a pro rata basis as additional shares of common stock are issued under clause (ii).
The 2019 Plan provides the aggregate initial principal value of the Phantom PIK Loan Awards granted under the 2019 Plan, as of the date of grant, shall not exceed (i) with respect to our officers and employees and those of our subsidiaries, $16,891,892; and (ii) with respect to non-employee members of our board, $2,027,027. The Phantom PIK Loan Awards granted to non-employee members of our board reduced the amounts payable to the lenders pursuant to the terms of the PIK Facility.

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Pursuant to 17 C.F.R. Section 200.83
All awards granted under the 2019 Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the compensation committee, as provided in award agreements. Awards available for grant under the 2019 Plan include, incentive stock options and non-qualified stock options, stock appreciation rights, restricted shares of our common stock, restricted stock units or other equity-based awards tied to the value of our shares, performance awards and Phantom PIK Loan Awards.
Awards, other than cash-based awards, are subject to adjustment in the event of any equity restructuring that causes the per share value of shares of our common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend. In addition, in the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of us, such equitable adjustments may be made as determined to be appropriate and equitable by the compensation committee to prevent dilution or enlargement of rights of participants. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change affecting the shares or the share price the compensation committee may provide for (i) the lapse of restrictions and full exercisability of awards, as applicable or the acceleration of vesting, or (ii) the surrender or cancellation in exchange for cash.
Our board of directors may amend or terminate the 2019 Plan or any portion thereof at any time, but no such amendment may be made without stockholder approval if (i) such approval is required by applicable law, rule, or regulation, and (ii) no amendment may adversely affect any outstanding award without the consent of such holder.
All awards granted under the 2019 Plan and any cash payment or shares of common stock delivered pursuant to such an award are subject to forfeiture, recovery by us or other action pursuant to (i) the applicable award agreement; (ii) any clawback or recoupment policy that we may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act, and implementing rules and regulations thereunder; and (ii) applicable law.
No additional grants will be made under the 2019 Plan.
Compensation Arrangements Adopted in Connection with this Offering
2022 Omnibus Incentive Plan
Our board has approved, and we intend to adopt in connection with this offering, our 2022 Plan. Awards under the 2022 Plan may be granted to any (i) individual employed by us or our subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement); (ii) director or officer of us or our subsidiaries; or (iii) consultant or advisor to us or our subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The 2022 Plan will be administered by our compensation committee or such other committee of our board to which it has properly delegated power, or if no such committee or subcommittee exists, our board.
The 2022 Plan initially reserves               shares for issuance, which is subject to increase on the first day of each fiscal year beginning with the 2023 fiscal year in an amount equal to the lesser of (i) 2% of the issued and outstanding common stock on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of common stock as may be determined by the board. In addition, the 2022 Omnibus Incentive Plan limits the number of awards that may be granted to non-employee directors, taken together with any cash fees paid to such non-employee director during a single fiscal year, from exceeding $1,000,000 in value.
All awards granted under the 2022 Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the compensation committee. Awards available for grant under the 2022 Plan include non-qualified stock options and incentive stock options, restricted shares of our common stock, restricted stock units, other equity-based awards tied to the value of our shares, and cash-based awards.

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Awards other than cash-based awards are generally subject to adjustment in the event of (i) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, or other similar transactions or events, or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations or other requirement. In addition, in connection with any change in control, the compensation committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the compensation committee.
Our board may amend, alter, suspend, discontinue, or terminate the 2022 Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance or termination maybe made without stockholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the 2022 Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2022 Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
All awards granted under the 2022 Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board or the compensation committee and as in effect from time to time and (ii) applicable law.
We expect to grant RSUs (all of which will be subject to vesting) under our 2022 Plan to certain employees in connection with this offering.
Compensation of Directors
Directors who are also our employees receive no separate compensation for service on our board of directors or committees of our board of directors. Our non-employee directors, other than Mr. Soldatos, receive a quarterly cash fee of $50,000 for their service on our board of directors. Non-employee directors do not receive additional compensation for service on committees of our board of directors.
In addition, in connection with their appointments to our board of directors, each of our non-employee directors, other than Mr. Soldatos, received a fully vested grant of 11.26 non-qualified stock options on September 18, 2019 (October 26, 2020 with respect to Robert Hull) and, were granted 68.439 RSUs and a Phantom PIK Loan Award with a value of $450,000. The non-qualified stock options are expected to be exercised immediately following the closing of this offering (or immediately prior to a Sale of the Company, if earlier). All of the non-employee directors’ RSUs are Time-Based RSUs that vest with respect to 20% on the grant date and with respect to an additional 20% on each of the first, second, third, and fourth anniversaries of the commencement of services on our board of directors and will be accelerated in full in connection with this offering, in each case, subject to continued service on the date of the pricing of this offering. The Phantom PIK Loan Awards have the same vesting schedule as the non-employee directors’ RSUs. The other material terms of the RSUs and Phantom PIK Loan Awards granted to our directors are substantially similar to the terms for the Time-Based Units of the RSU and Phantom PIK Loan Awards described above under “— Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Equity” and “—Long-Term Incentive Cash Compensation;” provided the directors are not subject to restrictive covenant agreements.

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The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors for services rendered to us during fiscal 2021.
Director Compensation
Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Paul Soldatos	—	—	—	—(4)
Kevin Conroy	3,845,000	—	—	3,845,000
Chris Cook	3,845,000	—	—	3,845,000
Bob Hull	3,845,000	229,073	—	4,074,073
Peter Sachse	3,845,000	—	—	3,845,000

(1)
On September 24, 2021, we paid additional director fees to Messrs. Conroy, Cook, Hull and Sachse. The payments were made concurrently with the dividend we otherwise paid to our common stockholders on September 24, 2021. Messrs. Conroy, Cook, Hull and Sachse received the following amounts respectively: $3,645,000, $3,645,000, $3,645,000 and $3,645,000. These amounts were paid in lieu of any adjustment to outstanding RSU awards granted to Messrs. Conroy, Cook, Hull and Sachse under the 2019 Plan. At the direction of the Creditor Stockholders, $14.58 million, representing 1.2% of the dividend payable to the Stockholders, was withheld from the Creditor Stockholders’ portion of the dividend to fund additional director fees paid to non-employee directors. Each of Messrs. Conroy, Cook, Hull and Sachse received one fourth of the $14.58 million.

(2)
The amounts reported represent the aggregate grant-date fair value of the options awarded to such non-employee director in fiscal 2021 under the 2019 Plan, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant-date fair value of the options reported in this column are set forth in Note 15—Stock-Based Compensation to our consolidated financial statements included in this prospectus. The option was granted on October 26, 2020 and was fully vested and exercisable. See discussion below for further information on this grant.

(3)
The following table provides information with respect to aggregate holdings of options (all of which are fully vested and exercisable) and unvested RSUs held by our non-employee directors at September 28, 2021. With respect to Messrs. Conroy, Cook and Sachse, each option has an exercise price of $22,207. Each option granted to Mr. Hull has an exercise price of $36,000.

Name	Options	RSUs
Paul Soldatos	—	—
Kevin Conroy	11.26	68.439
Chris Cook	11.26	68.439
Bob Hull	11.26	68.439
Peter Sachse	11.26	68.439

(4)
Mr. Soldatos separately receives compensation for his service on the board of directors of Steenbok Newco 3 Ltd., an indirect subsidiary of Steinhoff International. Mr. Soldatos is one of six board members of Steenbok Newco 3 Ltd.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Transactions with Related Parties
Immediately prior to this offering, the Steinhoff Group owned 50.1% of our outstanding common stock. As a result of the Chapter 11 filing, in fiscal 2019 all intracompany debt was repaid or converted to equity. A payment of $83.5 million was made to Steinhoff International as repayment for an $80.0 million loan, plus $3.5 million of accrued interest thereon, and a payment of $3.7 million was made to the Steinhoff Group for fees related to such repayment.
As part of our Chapter 11 restructuring and related conditions, in fiscal 2019, borrowings under the outstanding intra-group loan agreement were contributed to capital and we paid the Steinhoff Group letter of credit guarantee fees in the amount of $0.1 million and a restructuring reimbursement in the amount of $2.2 million. Additionally, in fiscal 2019, we paid $0.3 million to the Steinhoff Group for international sourcing services.
Steinhoff International acquired 80% of Sherwood Bedding Group (“Sherwood”) on July 1, 2017. Sherwood has been a mattress supplier to us since October 2013. During fiscal 2019, we purchased $112.6 million in inventory from Sherwood. As of October 1, 2019, we had $3.8 million of trade payables due to Sherwood and $1.8 million in accounts receivables due from Sherwood. In fiscal 2020, prior to the sale of Steinhoff International’s interest in Sherwood to Tempur Sealy International, we purchased $26.3 million in inventory from Sherwood. Following the sale to Tempur Sealy International, Sherwood was no longer a related party to us.
See Note 4—Long-term Debt to our consolidated financial statements included in this prospectus for further information regarding our 2018 PIK Loan.
Registration Rights Agreement
In connection with this offering, we intend to enter into a Registration Rights Agreement that will provide certain of our existing stockholders customary demand and “piggyback” registration rights, subject to customary terms and conditions. The Registration Rights Agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act or to contribute to payments the registration rights holders may be required to make in respect of those liabilities.
Indemnification
See “Description of Capital Stock” for a description of indemnification of our directors and executive officers.
Policies and Procedures for Related Party Transactions
Our board of directors has adopted written policies and procedures for the review, approval or ratification of any transaction, arrangement or relationship in which we are, or may in the future be, a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family or household members) or any firm, corporation or other entity in which any of the foregoing persons has a position or relationship (or, together with his or her immediate family members, a 5% or greater beneficial ownership interest) (each, a “related person” as defined in paragraph (a) of Item 404 of Regulation S-K) has a direct or indirect material interest.
If a related person proposes to enter into such a transaction, arrangement or relationship (a “related person transaction” as defined in paragraph (a) of Item 404 of Regulation S-K), the related person must report the proposed transaction to our Executive Vice President, Legal, General Counsel and Secretary (the “compliance officer”). If the compliance officer determines that the proposed transaction is a related person transaction in accordance with our policy, the compliance officer shall ensure that such transaction is submitted to the audit committee for consideration and, if deemed

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appropriate, approval. The policy also permits the chair of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings.
In the event we become aware of a related person transaction that has not been previously approved or previously ratified under this policy, such ongoing or pending transactions will be submitted to the audit committee or the chair of the audit committee, as applicable, promptly. Based on the conclusions reached, the audit committee or its chair will evaluate all options, including ratification, amendment or termination of such related party transaction. If the transaction is completed, the audit committee or the chair will determine if rescission of the transaction or any disciplinary action is appropriate, and will ask the compliance officer to evaluate our controls and procedures to determine the reason the transaction was not submitted for prior approval and if remedial action is required.
A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:
•
the benefits to us;

•
the impact on a director’s or director nominee’s independence, in the event the related person is a director or director nominee, an immediate family member of a director or director nominee or an entity in which a director or director nominee has a position or relationship;

•
the impact on the officer’s ability to perform the functions of their job with us, in the event the related person an officer, an immediate family member of an officer or an entity in which an officer has a position or relationship

•
the availability of other sources for comparable products or services;

•
the terms of the transaction;

•
the terms available to unrelated third parties or to employees generally; and

•
any other relevant factors or circumstances.

The audit committee may approve or ratify a related person transaction only if the audit committee determines that, under the totality of the facts and circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

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PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information as of September 28, 2021 with respect to the beneficial ownership of our common stock by:
•
each person or group of persons known by us to own beneficially more than five percent of our common stock;

•
each of the selling stockholders;

•
each of our directors;

•
each of our named executive officers; and

•
all of our current executive officers and directors as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of our common stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 28, 2021 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.
The computation of the percentage of beneficial ownership of shares of our common stock outstanding before the offering set forth below reflects the vesting of shares of our common stock (a portion of the shares will be delivered within 30 days after the closing of this offering and the remainder will be delivered within six months after the closing of this offering) issuable upon settlement of Performance-Based RSUs and Time-Based RSUs for which the time-based conditions have been satisfied on or prior to the closing of this offering, all of which RSUs were granted under the 2019 Plan and outstanding as of September 28, 2021, and shares of our common stock issuable immediately following the closing of this offering upon the expected exercise of the stock options awarded to certain of our non-employee directors under the 2019 Plan and outstanding as of September 28, 2021. The percentage computations do not include shares of our common stock issuable upon settlement of Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering that were granted under the 2019 Plan and outstanding as of September 28, 2021. The percentage of beneficial ownership of our shares of common stock after the offering set forth below is based on shares of our common stock to be issued and outstanding immediately after the offering.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Mattress Firm Group Inc., 10201 S. Main Street, Houston, Texas 77025.

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	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering Assuming the Underwriters’ Option is Not Exercised(1)		Common Stock Beneficially Owned After Offering Assuming the Underwriters’ Option is Exercised in Full(1)
Name and Address of Beneficial Owner	Number	%	Number	%	Number	%
5% or Greater Stockholders
Steinhoff International(2)
Other Selling Stockholders
Named Executive Officers and Directors
John W. Eck(3)
Maarten O. Jager(4)
Larry L. Fultz(5)
Jody W. Putnam(6)
Jonathan Sider(7)
Paul W. Soldatos
Robert F. Hull Jr
Peter R. Sachse
All current directors and executive officers as a group ( persons)

*
Less than one percent.

(1)
The selling stockholders have granted the underwriters an option to purchase up to an additional          shares of our common stock on a pro rata basis.

(2)
Steinhoff International’s shares are owned by Steenbok Newco 9 Limited, which is a wholly-owned, indirect subsidiary of Steinhoff International. Steenbok Newco 9 Limited’s registered address is Pall Mall Works, 17-19 Cockspur Street, London, United Kingdom SW1Y 5BL.

(3)
Does not include          shares issuable upon settlement of outstanding Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering.

(4)
Does not include          shares issuable upon settlement of outstanding Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering.

(5)
Does not include          shares issuable upon settlement of outstanding Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering.

(6)
Does not include          shares issuable upon settlement of outstanding Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering.

(7)
Does not include          shares issuable upon settlement of outstanding Time-Based RSUs that remain subject to time-based conditions as of the closing of this offering.

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DESCRIPTION OF CAPITAL STOCK
General
In connection with this offering, we will amend our certificate of incorporation and our bylaws. The following is a description of the material terms of, but does not purport to be complete and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the closing of this offering We urge you to read our amended and restated certificate of incorporation and amended and restated bylaws, as will be in effect upon closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part.
Our authorized capital stock currently consists of           shares of common stock, par value $0.01 per share, which gives effect to a      -to-one stock split on           , 2022.
Common Stock
Dividend Rights.   Holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.
Voting Rights.   Except as required by law, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.
Preemptive Rights.   Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights.   Our common stock will be neither convertible nor redeemable.
Liquidation Rights.   Upon our liquidation, the holders of our common stock will be entitled to receive a pro rata portion of our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Listing.   We intend to list our common stock on the NYSE under the symbol “MFRM.”
Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Action by Written Consent
The Delaware General Corporation Law (“DGCL”) provides that, unless otherwise stated in a corporation’s amended certificate of incorporation, the stockholders may act by written consent without a meeting. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting.
Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by

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(a) our chairman or vice chairman of our board of directors, (b) our president or (c) a majority of our board of directors through a special resolution.
In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.
Amendment to Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least two-thirds of the voting power of our outstanding shares of common stock. Additionally, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the “Action by Written Consent,” “Special Meetings of Stockholders,” and “Amendments to Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” provisions described in our amended and restated certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated bylaws limit the liability of our directors to the fullest extent permitted by applicable law and provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors prior to the closing of this offering and expect to enter into a similar agreement with any new directors.
Forum Selection
Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the closing of this offering, provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of us, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the General Corporation Law of Delaware or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the General Corporation Law of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest

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extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our amended and restated certificate of incorporation or our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
Although our amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be Broadridge Corporate Issuer Solutions, Inc.

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DESCRIPTION OF CERTAIN INDEBTEDNESS
Senior Credit Facilities
Term Loan
General
On September 24, 2021, Mattress Firm, Inc., our operating subsidiary, in its capacity as borrower (the “Borrower”) thereunder, entered into a new term credit agreement by and among Mattress Holding Corp. (“Holdings”), our indirect wholly-owned subsidiary, Barclays Bank PLC, as administrative agent and the other financial institutions parties thereto from time to time as lenders, among others, (as amended, restated, modified or supplemented, the “2021 Term Loan”), which provided for a new funded term loan facility in an aggregate principal amount of $1,250 million (the funded term loans, the “2021 Term Loans”), which matures on September 24, 2028. The 2021 Term Loans were used, together with approximately $665 million of available cash on hand, to:
•
pay $523 million to satisfy all obligations and terminate all commitments under the Borrower’s existing term and asset-based revolving credit agreements, both dated as of November 25, 2020;

•
make distributions and other payments of $1,350 million in aggregate to existing stockholders, current and former management and certain of our non-employee directors (see “Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Additional Discretionary Bonuses” and “ Executive Compensation—Compensation of Directors”); and

•
the remaining $42 million was primarily used to pay for related fees, costs and expenses in connection with the execution of 2021 Term Loan and the consummation of the other Transactions (as defined in the 2021 Term Loan).

The 2021 Term Loan additionally provides for an uncommitted incremental facility pursuant to which the Borrower may request additional term loan commitments and revolving credit facilities. The available incremental amount under the 2021 Term Loan is an amount not in excess of: (A) the total of (x) the greater of (1) $500 million and (2) 75% of the Borrower’s consolidated EBITDA minus (y) the sum of the aggregate principal amount of any incremental loans and incremental equivalent debt incurred pursuant to this clause (A), plus (B) if such incremental facility effectively extends the maturity date of, or replaces, certain existing facilities, an amount equal to the portion of such existing facility being effectively extended or replaced, plus (C) without duplication of the foregoing, (x) all voluntary prepayments of loans or certain other long-term indebtedness of the Borrower secured by a lien on the same collateral securing borrowings under the 2021 Term Loan on a senior or pari passu basis with loans under the 2021 Term Loan and (y) all repurchases and/or cancellations of loans under the 2021 Term Loan or certain other long-term indebtedness of the Borrower secured by a lien on the same collateral securing borrowings under the 2021 Term Loan on a senior or pari passu basis with loans under the 2021 Term Loan; provided that (1) in the case of a prepayment, repurchase or cancellation of revolving loans, solely to the extent accompanied by a permanent reduction in the commitments therefor and (2) solely to the extent not funded with the proceeds of long-term indebtedness (it being agreed and understood, for the avoidance of doubt, that indebtedness incurred pursuant to any revolving credit facility shall not constitute long-term indebtedness for such purpose, unless such indebtedness under a revolving credit facility is being used to prepay or otherwise replace another revolving credit facility), plus (D) an additional unlimited amount so long as the Borrower (I) in the case of incremental indebtedness that is secured on the collateral on a pari passu basis with our 2021 Term Loan, does not exceed a pro forma consolidated first lien net leverage ratio of 1.70 to 1.00, (II) in the case of incremental indebtedness that is secured on the collateral on a junior basis with respect to our 2021 Term Loan, does not exceed a pro forma consolidated total leverage ratio of 2.70 to 1.00 and (III) in the case of unsecured incremental indebtedness, either (x) does not exceed a pro forma consolidated total leverage ratio of 2.70 to 1.00 or (y) is greater than a pro forma consolidated net cash interest coverage

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ratio of 2.00 to 1.00. The aggregate principal amount of revolving credit commitments that may be incurred under the 2021 Term Loan’s incremental provisions shall not exceed $200 million.
Interest and Amortization
The Borrower may elect that the 2021 Term Loans bear interest at a rate per annum equal to either (i) a base rate (determined by reference to the highest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate and (2) the overnight bank funding rate, plus 0.5% and (c) one-month adjusted LIBOR plus 1.00%) plus 3.25% or (ii) an adjusted LIBOR (which shall not be less than 0.75%) plus 4.25%. The 2021 Term Loan also contains customary LIBOR replacement language.
The 2021 Term Loans will be subject to amortization in equal calendar quarterly installments (commencing on the last business day of December 2021) of principal in an amount equal to 0.25% of the aggregate principal amount of the 2021 Term Loans (which payments shall be reduced as a result of the application of certain prepayments, assignments and/or extensions, in each case, as set forth in the 2021 Term Loan), with the remaining balance payable at the final date of maturity.
Optional and Mandatory Prepayments
At the Borrower’s option, the 2021 Term Loans may be prepaid at any time, in whole or in part, with notice to the administrative agent. A prepayment premium of 1.00% is applied to certain prepayments of the 2021 Term Loans until September 24, 2022. In addition, subject to the satisfaction of certain conditions, the Borrower is permitted to repurchase loans held by consenting lenders under the 2021 Term Loan.
Under certain circumstances and subject to certain exceptions, the 2021 Term Loans will be subject to mandatory prepayments in the amount equal to: (x) 100% of the net proceeds of certain assets sales, such percentage to decreases to 50% and 0% depending on the attainment of certain consolidated first lien leverage ratio targets, (y) 100% of the net proceeds of certain issuances or incurrence of non-permitted indebtedness and (z) 50% of annual excess cash flow for any fiscal year beginning September 28, 2021, such percentage to decrease to 25% and 0% depending on the attainment of certain secured net leverage ratio targets.
Security
The obligations under the Loan Documents (under and as defined in the 2021 Term Loan), as well as obligations to the 2021 Term Loan lenders and their affiliates under certain secured cash management agreements, are secured by a first priority lien on the 2021 Term Loan Priority Collateral (as defined below) and a second priority lien on all ABL Priority Collateral (as defined below).
ABL Facility
General
On September 24, 2021, the Borrower, in its capacity as borrower thereunder, also entered into a new asset-based revolving credit agreement by and among Holdings, Barclays Bank PLC, as administrative agent, and the other financial institutions parties thereto from time to time as lenders, among others, (as amended, restated, modified or supplemented, the “2021 ABL Facility” and, together with the 2021 Term Loan, the “Senior Credit Facilities”), which provided for a new asset-based loan facility with an initial aggregate commitment amount of up to $125 million (any funded revolving loans, the “ABL Loans”), which matures on September 25, 2026. As of September 28, 2021, no borrowings had been made under the 2021 ABL Facility.
The 2021 ABL Facility provides for an uncommitted incremental facility under which the Borrower may request one or more increases in the amount of revolving credit commitments in an aggregate amount not to exceed $50 million. The 2021 ABL Facility also provides for the issuance of letters of credit

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
and swingline loans, with a sublimit of $30 million and $20 million, respectively (or a lesser amount in the event the aggregate commitments are less than such sublimits).
Interest
The Borrower may elect that the ABL Loans bear interest at a rate per annum equal to either (i) a base rate (determined by reference to the highest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate and (2) the overnight bank funding rate, plus 0.5% and (c) one-month adjusted LIBOR plus 1.00%), plus an applicable rate based on the historical Excess Availability (as defined in the 2021 ABL Facility) as a percentage of Maximum Credit (as defined in the 2021 ABL Facility) or (ii) an adjusted LIBOR (which shall not be less than 0.00%), plus an applicable rate based on the historical Excess Availability as a percentage of Maximum Credit. From September 24, 2021 to, but not including, December 28, 2021, the applicable rate is 1.25% for Eurodollar Loans and Letter of Credit Fees (in each case, as defined in the 2021 ABL Facility) and 0.25% for ABR Loans (as defined in the 2021 ABL Facility). The 2021 ABL Facility also contains customary LIBOR replacement language.
The applicable rates under the 2021 ABL Facility are subject to step-ups and step-downs based on the Borrower’s historical Excess Availability as a percentage of Maximum Credit in accordance with the following schedule:
Average Historical Excess Availability as a percentage of Maximum Credit	Applicable Rate for Eurodollar Loans and Letter of Credit Fees	Applicable Rate for ABR Loans
Greater than or equal to 66.7%	1.25%	0.25%
Less than 66.7% and greater than or equal to 33.3%	1.50%	0.50%
Less than 33.3%	1.75%	0.75%
Optional and Mandatory Prepayments / Cash Sweeps
At the Borrower’s option, the 2021 ABL Facility may be prepaid at any time without a premium or penalty, other than payment of the interest due on any Eurodollar Loan prepaid for the remainder of the interest period in which such prepayment is made, if any. The Borrower may also terminate or permanently reduce the unused commitments under the 2021 ABL Facility, with notice to the administrative agent. Such termination or reduction must be in a minimum aggregate amount of $1.0 million or in whole multiples of $500,000 in excess thereof. To the extent the borrowings under the 2021 ABL Facility at any time exceed the lesser of (i) the revolving credit commitment in effect at such time and (ii) the borrowing base at such time, the Borrower is required to prepay the borrowings under the 2021 ABL Facility in the amount of such excess.
The Borrower is also required to apply net cash proceeds received from a disposition in respect of ABL Priority Collateral, outside of the ordinary course of business, (i) during the existence of certain specified events of default or (ii) when the Borrower fails to maintain availability of at least the greater of $10.0 million and 10.0% of the Maximum Credit for five consecutive business days and ending on the date when availability shall have been equal to or greater than the greater of $10.0 million and 10.0% of the Maximum Credit for 30 consecutive calendar days (the occurrence of clause (i) or (ii), a “Cash Dominion Period”).
Additionally, during a Cash Dominion Period, the Borrower will be required to sweep substantially all cash receipts from the sale of inventory, collection of receivables and dispositions of the ABL Priority Collateral into certain concentration accounts under the dominion and control of the administrative agent under the 2021 ABL Facility and all such cash will be used to repay outstanding borrowings under the 2021 ABL Facility.
Security
The obligations under the 2021 ABL Facility loan documents, as well as obligations to the 2021 ABL Facility lenders and their affiliates under certain secured cash management agreements and

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
secured hedge agreements, are secured by (a) a first priority lien on the Borrower’s and the guarantors’: accounts receivable; inventory; deposit accounts, securities accounts and commodities accounts (in each case, other than to the extent constituting identifiable proceeds of Term Priority Collateral); cash and cash equivalents (other than to the extent constituting identifiable proceeds of equity interests of the Borrower and its subsidiaries or any guarantor, real estate, equipment or intellectual property); chattel paper; documents, instruments, commercial tort claims and general intangibles (in each case, to the extent arising from the foregoing; provided that to the extent any of the foregoing items also relate to Term Priority Collateral then only the portion relating to ABL Priority Collateral shall constitute ABL Priority Collateral); books and records related to the foregoing; all substitutions, replacements, accessions relating to any of the foregoing; and all proceeds and supporting obligations relating to any of the foregoing (collectively, the “ABL Priority Collateral”), and (b) a second priority lien on the Borrowers’ and the guarantors’ other collateral that is not ABL Priority Collateral (collectively, the “2021 Term Loan Priority Collateral”).
Other Information Regarding the Senior Credit Facilities
Guarantees
The Senior Credit Facilities are each guaranteed by Holdings, our indirect wholly-owned subsidiary and direct parent of the Borrower, the Borrower and certain of the Borrower’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions).
Covenants
The Senior Credit Facilities contain customary representations, warranties, and affirmative and negative covenants, including covenants that limit or restrict the Borrower and its restricted subsidiaries’ ability to, among other things:
•
incur indebtedness;

•
grant liens;

•
merge or consolidate, or dispose of assets;

•
pay dividends or make distributions,

•
make investments, repurchase capital stock or prepay certain indebtedness;

•
change the nature of its business;

•
enter into certain transactions with affiliates;

•
enter into restrictive agreements;

in each case subject to customary exceptions for credit facilities of such size and type. As of September 28, 2021, the Borrower was in compliance with all affirmative and negative covenants in the Senior Credit Facilities.
Events of Default
Each Senior Credit Facility also contains certain customary events of default, including;
•
payment defaults;

•
breach of representations and warranties

•
covenant defaults;

•
cross-defaults to certain indebtedness;

•
certain events of bankruptcy;

•
certain events under ERISA;

•
material judgments;

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•
actual or asserted failure of any material guaranty or security document supporting such Senior Credit Facility to be in full force and effect;

•
change of control; and

•
failure to maintain senior status of the indebtedness under the Senior Credit Facilities.

If such an event of default occurs, the administrative agent under each Senior Credit Facility would, subject to the terms of the Intercreditor Agreement (under and as defined in each Senior Credit Facility), be entitled to take various actions, including the acceleration of amounts due under such Senior Credit Facility and all actions permitted to be taken by a secured creditor.
ABL Covenant Testing
Additionally, the 2021 ABL Facility provides that if the Borrower fails to maintain availability of at least the greater of $10.0 million and 10% of the lesser of (1) the Commitments in effect at the time of measurement and (2) the Borrowing Base at such time (each as defined in the 2021 ABL Facility) (the “Maximum Credit”), the consolidated fixed charge coverage ratio of the most recently completed period of four consecutive fiscal quarters must be 1.00 to 1.00 or higher until our availability is at least the greater of $10.0 million and 10% of Maximum Credit for 30 consecutive days.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our shares. We cannot predict the effect, if any, future sales of shares, or the availability for future sale of shares, will have on the market price of our shares prevailing from time to time. The sale of substantial amounts of our shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related To This Offering and Our Common Stock—There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.”
Upon the closing of this offering we will have a total of           shares outstanding. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer. The           shares held by our affiliates (or           shares if the underwriters exercise in full their option to purchase additional shares) will be “restricted securities,” as defined in Rule 144 and       shares held by our affiliates (or                       shares if the underwriter exercise in full their option to purchase additional shares) will be “control securities,” as defined in Rule 144 and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration. For additional information, see “—Lock-Up Agreements” below.
Immediately after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable pursuant to certain grants under our 2022 Plan. This registration statement is expected to cover        shares, none of which will be vested upon the closing of this offering. The 2022 Plan initially reserves shares for issuance to be available for awards, subject to the increase on the first day of each fiscal year beginning with fiscal 2023 in an amount equal to the lesser of (i) 2% of our issued and outstanding common stock on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of common stock as may be determined by our board.
Our amended and restated certificate of incorporation authorizes us to issue additional shares and options, rights, warrants and appreciation rights relating to our shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares. See “Description of Capital Stock.”
Registration Rights
In connection with this offering, we will enter into a registration rights agreement with certain of our stockholders immediately prior to this offering. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
Lock-Up Agreements
Executive officers, directors, and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders, have agreed, subject to certain exceptions described herein, not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc. See “Underwriting.” Following the expiration of this 180-day lock-up period, approximately    % of our outstanding common stock (or    % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to another exemption from registration under the

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Securities Act. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
Rule 144
In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted” shares of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:
•
one percent of the total number of shares of our common stock outstanding, which will equal approximately           shares immediately after this offering; or

•
the average reported weekly trading volume of our common stock on the           during the four calendar weeks preceding the date of filing a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
Rule 701
In general, under Rule 701 as currently in effect, employees, directors, officers, consultants or advisors who purchase shares in connection with a compensatory stock or option plan or other written agreement before the effective date of an offering are entitled to sell such shares 90 days after the effective date of such offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144. Certain of our employees may rely these provisions in reselling their shares.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our common stock that is acquired for cash pursuant to this offering. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However,

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, there can be no assurance we currently are not a “United States real property holding corporation” or will not become one in the future. Even if we are or were to become a United States real property holding corporation, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Barclays Capital Inc. and Jefferies LLC are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Jefferies LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional                 shares from the selling stockholders on a pro rata basis to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days following the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discount to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $      million. We have also agreed to reimburse the underwriters for certain of their expenses related to the filing and clearance of the offering by the Financial Industry Regulatory Authority, Inc. as set forth in the underwriting agreement, which will not exceed $      .
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
We have agreed with the underwriters, subject to certain exceptions including any employee equity compensation plans, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc. In addition, executive officers, directors, and stockholders currently representing substantially all of the outstanding shares of our common stock, including the selling stockholders, have agreed, subject to certain exceptions, not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated between the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be:
•
our historical performance;

•
estimates of our business potential and earnings prospects;

•
an assessment of our management; and

•
the consideration of the above factors in relation to market valuation of companies in related businesses.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock or that the shares will trade in the public market at or above the initial public offering price.
We intend to apply to list our shares of common stock on the NYSE under the symbol “MFRM.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among others, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. An affiliate of Barclays Capital Inc. is the administrative agent, and certain of the underwriters or their affiliates are lenders, under our Senior Credit Facilities. An affiliate of Goldman Sachs & Co. LLC beneficially owned 3.2% of the shares of our common stock and an affiliate of Barclays Capital Inc. beneficially owned less that 1% of the shares of our common stock, in each case immediately prior to the closing of this offering and prior to giving effect to dilution from equity awards granted to certain of our officers and non-employee directors.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of our common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the shares of our common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in the European Economic Area (the “EEA”)
In relation to each EEA Member State (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that shares may be offered to the public in that Relevant Member State at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us any that:
(a)
it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)
in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the selling stockholders, the underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Notice to Prospective Investors in Israel
This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us, the selling stockholders or our shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.
Notice to Prospective Investors in the United Kingdom
This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom (the “UK”); or persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). Shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.
No shares have been offered or will be offered pursuant to the Offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the UK at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of shares shall require us, the selling stockholders and any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression “offer to the public” in relation to shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the UK who acquires any shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it means the criteria outlined in this section.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statements of Mattress Firm Group Inc. as of September 29, 2020 and September 28, 2021, and for each of the three years in the period ended September 28, 2021, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.
Upon the closing of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.
We also maintain a website at www.mattressfirm.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information we file with the SEC or contained on, or accessible through, our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Mattress Firm Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mattress Firm Group Inc. and subsidiaries (the “Company”) as of September 29, 2020 and September 28, 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended September 28, 2021, and the related notes and schedule listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2020 and September 28, 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2021, in conformity with accounting principles generally accepted in the United States of America.
Restatement of the 2021 Financial Statements
As discussed in Note 20 to the financial statements, the accompanying 2021 consolidated statement of cash flows has been restated to correct a misstatement.
Change in Accounting Principles
As discussed in Note 6 to the financial statements, effective October 2, 2019, the Company has changed its method of accounting for leases due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 842, Leases. As discussed in Note 7 to the financial statements, effective October 3, 2018, the Company has changed its method of accounting for revenue from contracts with customers due to the adoption of FASB ASC Topic 606, Revenue from Contracts with Customers.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill—Other Business Reporting Unit—Refer to Notes 1 and 3 to the Financial Statements
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to weighted average cost of capital and forecasts of future net revenues and operating costs. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance was $874.1 million as of September 29, 2020, of which $85.0 million is allocated to the Other Business reporting unit. The carrying value of the Other Business reporting unit exceeded its fair value as of the measurement date and, therefore, and impairment was recognized of $47.2 million during the year ended September 28, 2021.
Given the significant judgments made by management to estimate the fair value of the Other Business reporting unit and the difference between its fair value and carrying value, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the estimate of the weighted average cost of capital and development of net revenue and operating cost forecasts, specifically due to the sensitivity of the Other Business reporting unit’s operations to market conditions impacted by the COVID-19 pandemic, required a high degree of auditor judgment and an increased level of effort, including the need to involve our valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the weighted average cost of capital and net revenues and operating costs forecasts used by management to estimate the fair value of the Other Business reporting unit included the following, among others:
•
We evaluated management’s ability to accurately forecast future net revenues and operating costs by comparing actual results to management’s historical forecasts.

•
We evaluated the reasonableness of management’s net revenues and operating costs forecasts by comparing the forecasts to:

—Historical net revenues and operating costs.
—Internal communications to management and the Board of Directors.
—Industry reports and analyst reports for certain of the Company’s peer companies.
•
We evaluated the impact of changes in management’s forecasts from the June 30, 2021, annual measurement date to September 28, 2021.

•
With the assistance of our valuation specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) weighted average cost of capital by:

—Testing the source information underlying the determination of the weighted average cost of capital and the mathematical accuracy of the calculation.
—Developing a range of independent estimates and comparing those to the weighted average cost of capital estimated by management.
/s/ Deloitte & Touche LLP
Houston, Texas
November 24, 2021 (December 21, 2021 as to the effects of the restatement discussed in Note 20 to the financial statements)
We have served as the Company’s auditor since fiscal 2018.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MATTRESS FIRM GROUP INC.
Consolidated Balance Sheets
(in millions, except share and per share amounts)
	September 29, 2020	September 28, 2021
Assets
Cash and cash equivalents	$504.6	$209.7
Accounts receivables and other, net	64.7	67.2
Inventories, net	216.4	210.2
Other prepaid expenses & other current assets	47.9	62.0
Total current assets	833.6	549.1
Property and equipment, net	138.7	170.8
Operating lease right-of-use asset	1,297.4	1,320.9
Intangibles−trade names	589.8	589.8
Other intangible assets, net	48.7	54.5
Goodwill	874.1	826.9
Other non-current assets	15.4	27.1
Total assets	$3,797.7	$3,539.1
Liabilities and Stockholders’ Equity
Accounts payable	$247.4	$280.8
Operating lease liability, current portion	247.4	241.6
Other accrued liabilities	232.4	339.7
Customer deposits	92.2	119.9
Current portion of long-term debt	21.6	10.7
Total current liabilities	841.0	992.7
Long term debt:
Principal amount	650.9	1,242.0
Less unamortized discount and debt issuance costs	(415.9)	(42.4)
Net long-term debt	235.0	1,199.6
Deferred income taxes	60.2	34.2
Operating lease liability, net of current portion	1,190.7	1,189.4
Other non-current liabilities	29.2	46.0
Total liabilities	2,356.1	3,461.9
Commitments and contingencies
Stockholders’ equity:
Common stock ($.01 par; 19,960 shares issued and outstanding as of September 29, 2020 and September 28, 2021)	—	—
Additional paid-in-capital	4,747.0	4,748.1
Preferred shares ($.01 par, 0 shares issued and outstanding as of September 29, 2020 and September 28, 2021)	—	—
Accumulated deficit	(3,305.4)	(4,670.9)
Less: Treasury stock (202.4 shares of common stock at cost as of September 29, 2020 and September 28, 2021)	—	—
Total stockholders’ equity	1,441.6	77.2
Total liabilities and stockholders’ equity	$3,797.7	$3,539.1
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MATTRESS FIRM GROUP INC.
Consolidated Statement of Operations
(in millions, except share and per share amounts)
	Fiscal Year Ended
	October 1, 2019	September 29, 2020	September 28, 2021
Net revenue	$2,962.3	$3,256.6	$4,392.9
Cost of sales	2,046.1	2,142.6	2,530.3
Total gross profit	916.2	1,114.0	1,862.6
Operating expenses:
Sales and marketing expenses	708.9	704.9	950.0
General and administrative expenses	276.1	247.2	316.1
Special bonus and director fees	—	—	151.9
Impairment of intangible assets	568.9	—	—
Impairment of goodwill	244.2	—	47.2
Total operating expenses	1,798.1	952.1	1,465.2
(Loss) income from operations	(881.9)	161.9	397.4
Other expense (income):
Interest expense, net	107.3	122.3	54.6
Remeasurement of embedded derivatives	12.2	(131.7)	—
Loss from debt extinguishments	8.5	—	490.3
Total other expenses (income)	128.0	(9.4)	544.9
(Loss) income before income taxes	(1,009.9)	171.3	(147.5)
Income tax (benefit) expense	(44.1)	45.7	17.6
Net (loss) income	$(965.8)	$125.6	$(165.1)
(Loss) income per common share:
Basic	$(51,871)	$6,293	$(8,272)
Diluted	$(51,871)	$6,288	$(8,272)
Weighted-average common shares outstanding:
Basic	18,619	19,960	19,960
Diluted	18,619	19,973	19,960
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MATTRESS FIRM GROUP INC.
Consolidated Statement of Stockholders’ Equity
(in millions, except share amounts)
	Common Stock		Preferred		Treasury
	Outstanding, $0.01 par	Additional Paid in Capital	Outstanding	Additional Paid in Capital	Shares	at cost, $.01	Accumulated Deficit	Total Equity
Balance at October 3, 2018	10,000	$1,112.0	202.4	$14.4	—	$—	$(2,434.0)	$(1,307.6)
Cumulative effect of the adoption of ASC Topic 606(1)	—	—	—	—	—	—	(26.0)	(26.0)
Net loss	—	—	—	—	—	—	(965.8)	(965.8)
Repurchase of preferred shares	—	—	(202.4)	—	202.4	—	—	—
Issuance of common stock to exit lenders	9,960	152.2	—	—	—	—	—	152.2
Stock-based compensation	—	6.2	—	—	—	—	—	6.2
Conversion of debt to equity	—	3,451.9	—	—	—	—	—	3,451.9
Balance at October 1, 2019	19,960	4,722.3	—	14.4	202.4	—	(3,425.8)	1,310.9
Cumulative effect of the adoption of ASC Topic 842(2)	—	—	—	—	—	—	(5.2)	(5.2)
Net income	—	—	—	—	—	—	125.6	125.6
Stock-based compensation	—	10.3	—	—	—	—	—	10.3
Balance at September 29, 2020	19,960	4,732.6	—	14.4	202.4	—	(3,305.4)	1,441.6
Net loss	—	—	—	—	—	—	(165.1)	(165.1)
Dividends on common stock ($60,141 per share) (3)	—	—	—	—	—	—	(1,200.4)	(1,200.4)
Stock-based compensation	—	1.1	—	—	—	—	—	1.1
Balance at September 28, 2021	19,960	$4,733.7	—	$14.4	202.4	$—	$(4,670.9)	$77.2

(1)
For additional information, see Note 7—Revenue.

(2)
For additional information, see Note 6—Leases.

(3)
For additional information, see Note 11—Stockholders Equity.

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MATTRESS FIRM GROUP INC.
Consolidated Statement of Cash Flows
(in millions)
	Fiscal Year Ended
	October 1, 2019	September 29, 2020	As Restated, see Note 20 September 28, 2021
Cash flows from operating activities:
Net (loss) income	$(965.8)	$125.6	$(165.1)
Adjustments to reconcile net (loss) income to cash flows (used in) provided by operating activities:
Depreciation and amortization	69.1	57.6	57.3
Impairment of property and equipment and operating lease right-of-use asset and loss on the disposal of property and equipment	12.5	15.0	8.6
Loss from debt extinguishments	—	—	490.3
Impairment of goodwill	244.2	—	47.2
Impairment of intangible assets	568.9	—	—
Change in deferred taxes	(45.3)	43.5	(26.0)
Interest paid-in-kind	89.6	26.0	4.4
Deferred paid-in-kind interest paid on 2018 Term Loan and 2018 PIK Loan	—	—	(90.5)
Amortization of deferred financing costs and discounts	18.1	40.0	13.0
Remeasurement of embedded derivatives	12.2	(131.7)	—
Non-cash rent expense	—	158.8	204.9
Lease purchase accounting adjustments	(26.0)	—	—
Stock and other non-cash compensation	8.2	13.2	3.7
Changes in assets and liabilities:
Change in accounts receivable and other net, other prepaid expenses and other current assets	(5.4)	2.8	(13.9)
Change in inventories, net	46.3	(50.1)	6.2
Change in other non-current assets	8.5	2.6	(5.9)
Change in accounts payable	(4.3)	146.6	61.0
Change in other accrued liabilities	(30.3)	8.7	85.4
Change in operating lease liability and other non-current liabilities	(9.8)	(79.6)	(228.0)
Net cash (used in) provided by operating activities	(9.3)	379.0	452.6
Cash flows from investing activities:
Additions to property, equipment and software	(41.1)	(47.4)	(97.2)
Proceeds on the sale of property and equipment	—	1.6	—
Investment in Convertible Note Receivable	—	—	(5.0)
Acquisition of subsidiaries & businesses, net of cash acquired	—	(0.5)	—
Net cash used in investing activities	(41.1)	(46.3)	(102.2)
Cash flows from financing activities:
Proceeds from common stock issued	152.2	—	—
Proceeds from debtor in possession facilities	153.0	—	—
Payments on debtor in possession facilities	(153.0)	—	—
Payment of dividend	—	—	(1,200.4)
Repayment of debt and debt repayment premiums	(87.8)	(61.8)	(1,187.9)
Proceeds from borrowings	248.8	60.0	1,773.8
Payments of debt issuance costs	(18.3)	—	(29.7)
Principal payments on finance leases	(2.1)	(1.3)	(1.1)
Payment on Steinhoff Term Loan	(83.5)	—	—
Net cash provided by (used in) financing activities	209.3	(3.1)	(645.3)
Net increase (decrease) in cash and cash equivalents	158.9	329.6	(294.9)
Cash and cash equivalents at beginning of the period	16.1	175.0	504.6
Cash and cash equivalents at end of the period	$175.0	$504.6	$209.7
For additional information, see Note 17 for supplemental statement of cash flow information and accompanying notes which are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MATTRESS FIRM GROUP INC.
Notes to Consolidated Financial Statements
Note 1—Significant Accounting Policies
Nature of Operations
We, through our direct and indirect subsidiaries, are engaged in the retail sale of mattresses and bedding-related products in 49 states within the United States through 2,353 company-operated and 83 franchisee-owned mattress specialty stores that operated primarily under the brand name Mattress Firm® at fiscal year ended September 28, 2021.
Ownership
We are a Delaware corporation formed on August 3, 2016 in furtherance of the acquisition of Mattress Firm Holding Corp. and our specialty mattress retail business by Steinhoff International Holdings, N.V. (“Steinhoff International”) together with its subsidiaries (“Steinhoff Group”). On October 1, 2018, our ownership within the Steinhoff organization transitioned to Steinhoff Europe, AG (“SEAG”), a wholly owned subsidiary of Steinhoff International.
In October 2018, Mattress Firm, Inc., a wholly owned subsidiary of Mattress Firm Holding Corp, as well as its subsidiaries and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. The bankruptcy proceeding was jointly administered under case number 18-12241 (CSS) and styled as In re Mattress Firm, Inc., et al. The intent of the voluntary filing was the restructuring of our debt and the elimination of leases related to duplicative and underperforming stores. Our restructuring plan included the closure of more than 640 economically unviable store locations and resulted in the payment of $90.2 million in fiscal 2019 to various landlords for lease termination fees. On November 21, 2018, we emerged from bankruptcy after 46 days.
As of November 21, 2018, a group of creditors (“the Lender Stockholders”) owned 49.9% of the shares of our common stock (leaving 50.1% held by SEAG), both prior to dilution from a management incentive plan. Through a series of transfers in fiscal 2019, our ownership within the Steinhoff group transitioned to Steenbok Newco 9 Limited (Steenbok), an indirect subsidiary of Steinhoff International. We performed an analysis and concluded there was no requirement to apply fresh-start accounting in accordance with Accounting Standard Codification (“ASC”) 852 Reorganizations.
As a condition of emergence from bankruptcy, a new board of directors (the “Board”) was created that consisted of five members; our Chief Executive Officer, one representative designated by the Steinhoff Group (who is not an employee or affiliate of Steinhoff International) and three independent members designated by the Lender Stockholders. In July 2019, the stockholders amended the stockholders’ agreement to provide for a sixth independent director, that was appointed by the Steinhoff Group.
Basis of Presentation
The accompanying consolidated financial statements present our consolidated balance sheets, statements of operations, stockholders’ equity, and cash flows in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany accounts and transactions have been eliminated. Certain items have been reclassified on the balance sheet and statement of cash flows to conform to the current fiscal year presentation.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that may affect the application of policies and reported amounts of (i) assets and liabilities (i.e., property and equipment, investment in the SleepScore Convertible Note Receivable and Performance Warrants (defined below), intangible assets, goodwill,

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
deferred tax assets and related valuation allowance, sales returns, warranty, self-insurance, stock-based compensation, debt obligations, right-of-use (“ROU”) assets, impairment assessments and charges, and embedded derivatives), (ii) disclosure of contingent assets and liabilities at the date of the financial statements, and (iii) the reported amounts of net revenue and expenses during the reporting periods. The estimates and underlying assumptions are reviewed on an ongoing basis and actual results could differ from these estimates.
Fiscal Year
Our fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to September 30th. The fiscal years ended October 1, 2019 (“fiscal 2019”), September 29, 2020 (“fiscal 2020”) and September 28, 2021 (“fiscal 2021”) each consisted of 52 weeks.
Reportable Segment
A reportable segment is an operating segment or an aggregation of two or more operating segments that contain similar economic characteristics. Our operations consist of one reportable segment for the sale of mattresses and bedding-related products across the United States through our three operating segments: Brick & Mortar (“B&M”), Digital, and Other Business, as an omni-channel retailer. Our chief operating decision maker reviews the results of operations and makes decisions regarding the allocation of resources at the operating segment level. Our three operating segments are aggregated into a single reportable segment as a result of the similar nature of the products sold and other similar economic characteristics that are expected to continue into future periods.
See Note 18—Segments for additional information.
Principles of Consolidation and Investment in SleepScore
Pursuant to US GAAP, we apply one of two primary consolidation models: the variable interest entity (“VIE”) and voting interest entity models. Our evaluation for consolidation includes whether entities in which we have an interest are VIEs and we are the primary beneficiary of any VIEs identified in the analysis. A VIE is an entity in which any of the following exist: (a) the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk have the right to direct the activities of the entity that most significantly impact the legal entity’s economic performance, or (c) the voting rights of some investors are disproportionate to their obligation to absorb losses or rights to receive returns from a legal entity. The primary beneficiary is the entity that has both (1) the obligation to absorb a majority of the expected losses or the right to receive the majority of the residual returns and (2) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.
On February 5, 2021, we made a $5.0 million investment in SleepScore, Inc. (“SleepScore”) in the form of a Senior Convertible Note (“Convertible Note Receivable”), maturing in three years, with performance warrants to purchase additional outstanding shares of SleepScore based on certain performance metrics (“Performance Warrants”). Additionally, we entered into commercial agreements with SleepScore to develop a Sleep.com-branded, white label sleep tracking app featuring sleep tracking and other new products from time to time. SleepScore will also provide innovation research and development services, validation study services, SleepScore’s sleep tracking technologies and suite of digital services, all focused on sleep optimization and improvement. Additionally, the agreement with SleepScore provides us with certain voting rights and one seat on SleepScore’s six-member board of directors (the “SleepScore Board”), which is responsible for making the operating decisions for SleepScore. Upon the conversion of the Convertible Note Receivable into SleepScore equity securities, we will continue to have one seat on the SleepScore Board.
The Convertible Note Receivable represents a variable interest in SleepScore because the instrument absorbs variability in the performance of SleepScore’s assets, and we are exposed to SleepScore’s ability to pay. Furthermore, we determined that SleepScore is a VIE because the equity investment at risk is not sufficient for the entity to support its operations without additional financial support. Our risk of loss with respect to the VIE is limited to the carrying value of our investments in the entity.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
While we have one seat on the SleepScore Board, we do not have the ability to unilaterally control the decisions made at the SleepScore Board level. Furthermore, we do not have additional veto or consent rights and have the same rights as the other five members of the SleepScore Board. Therefore, we do not control the SleepScore Board. As such, we do not have the power to direct the activities that most significantly impact the VIE’s economic performance and therefore we are not the primary beneficiary of SleepScore.
We initially recorded the Convertible Note Receivable and Performance Warrants at the fair values of $5.0 million and $1.1 million, respectively. We have elected the fair value option to account for the Convertible Note Receivable and, as such, we will record the Convertible Note Receivable at fair value at each reporting period. Both the Convertible Note Receivable and Performance Warrants are included as other non-current assets on our consolidated balance sheet as of September 28, 2021. Additionally, we recorded $1.1 million of deferred revenue for the Performance Warrants and will recognize that as a reduction of general and administrative expense over the four year period the Performance Warrants may be earned.
We have no other investments or interests required to be assessed under the VIE or voting interest models.
Recent Accounting Guidance
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard is intended to introduce a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. We adopted this new accounting standard on a prospective basis on September 30, 2020 with no material impact to our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which aligns the requirements for capitalizing implementation costs in a hosting arrangement that is a service contract with the requirements for capitalizing implementations costs incurred to develop or obtain internal-use software. We adopted this new accounting standard on a prospective basis on September 30, 2020 with no material impact to our consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. We adopted this guidance on a prospective basis on September 30, 2020 with no material impact to our consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We are currently evaluating the amended guidance and the impact on our consolidated financial statements and related disclosures.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to simplify accounting for certain financial instruments. The new guidance eliminates the current

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. The new guidance also amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The new standard is effective for us on September 29, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted. We are currently evaluating the amended guidance and the impact on our consolidated financial statements and related disclosures.
Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash within three months or less when purchased. Cash equivalents include sales proceeds from credit card merchant service providers, which typically convert to cash within three days of the sales transaction.
Inventories
Our inventories consist of finished goods inventories of mattresses and other bedding related products, including finished goods that are on display and available for sale on the showroom floor in our stores, which are typically purchased from vendors at a discount. We do not purchase or hold inventories on behalf of franchisees.
Inventories consist primarily of the purchase price paid to vendors, adjusted to include the effect of vendor incentives that are based on a percentage of the cost of purchased merchandise. We utilize the weighted average cost method for determining inventory cost. Inventory is held at the lower of cost or net realizable value.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Improvements to leased property are amortized over the shorter of their estimated useful lives or lease periods. Repairs and maintenance costs are expensed as incurred. Costs that extend an asset’s useful life are capitalized.
Depreciation of property and equipment, other than improvements to leased property, is calculated on the straight-line method at rates based on the estimated useful lives of individual assets or classes of assets as follows:
Years
Buildings	30
Equipment, computers and other	2 to 5
Furniture and fixtures	7
Store signs	7
Vehicles	5
We review long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their recoverable amount. Investments in store leasehold costs and related equipment represent our most significant long-lived assets. We evaluate store-level results to determine whether projected undiscounted future cash flows over the remaining lease terms are sufficient to recover the carrying value of the fixed asset investment in each individual store. If projected undiscounted future cash flows are less than the carrying value of the fixed asset investment, an impairment charge is recognized to the extent that the fair value, as determined by discounted cash flows or appraisals, is less than the carrying value of such assets. The carrying value of leasehold improvements as well as certain other property and equipment are subject to impairment write-downs as a result of such evaluation. After an impairment loss is recognized, depreciation is calculated on the adjusted carrying amount. See Note 2—Property and Equipment for additional information.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Software
We capitalize costs of software developed or purchased for internal use in accordance with ASC Subtopic 350-40 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Once the capitalization criteria have been met, external direct costs of materials and services used in development of internal-use software, payroll, and payroll related costs for employees directly involved in the development of internal-use software and interest costs incurred when developing software for internal use are capitalized. These capitalized costs are amortized over the useful life of the software on a straight-line basis, which is between 3 and 10 years.
Goodwill and Intangible Assets
Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. Goodwill is not amortized but evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable. We assess the carrying value of goodwill at the reporting unit level. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. As of September 28, 2021, we had three reporting units which correspond to our three operating segments, B&M, Digital, and Other Business.
Our impairment evaluation begins with a qualitative assessment to determine whether a quantitative impairment test is necessary. If this assessment indicates that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the quantitative goodwill impairment test is performed. The quantitative goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss.
We recognized goodwill impairments of $244.2 million in fiscal 2019 and $47.2 million in fiscal 2021. We did not recognize any goodwill impairments in fiscal 2020.
In accordance with Topic 350, we review our intangible assets for impairment on an annual basis and more frequently if circumstances indicate that impairment may exist. We determine the fair value of trade names by utilizing the “relief from royalty method,” a specific discounted cash flow approach that estimates value by royalties saved from owning the respective name rather than having to license it from another party.
We did not recognize any trade name impairments in fiscal 2020 and fiscal 2021. We recognized a trade name impairment of $568.9 million in fiscal 2019, largely driven by a change in the royalty rate utilized for intangible assets. For a discussion of inputs used in the fair value measurements, see Note 5—Fair Value Measurements.
See Note 3—Goodwill and Intangible Assets for additional information.
New Store Openings
Costs related to opening new stores are expensed as incurred.
Costs Associated with Location Closings
We primarily lease all stores under long-term leases and will occasionally vacate locations prior to the expiration of the lease. Prior to the adoption of ASU No. 2016-02, Leases; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements (collectively, “Topic 842” or the “New Lease Standard”) (“Topic 842”), for vacated locations under long-term leases, we recorded an expense for the difference between future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Upon the adoption of Topic 842, we evaluated our locations that were previously vacated for the purpose of determining whether the related ROU asset was impaired when transitioning to Topic 842 and recognized an adjustment to opening equity

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
where warranted. For those locations that were deemed to be impaired or for those locations previously subject to the Topic 420 exit and disposal guidance, we recognize and present a single line lease cost that includes the liability accretion and the amortization of the ROU asset on a straight-line basis over the remainder of the lease term per the requirements of Topic 842. This single-line lease cost, where applicable, is offset by any sublease income. In addition, since we elected to not separate lease and non-lease components for our leases, any other costs associated with the lease (e.g., real estate taxes and common area maintenance) are recognized and disclosed as variable lease cost in the period in which the obligation for those payments are incurred.
As specified in Topic 842, operating leases are subject to the ASC Topic 360 Impairment or Disposal of Long-Lived Assets (“Topic 360”) impairment requirements. We consider a decision to vacate and/or sublease a location as a triggering event that would require the location to be tested for impairment. If, when assessing the location for impairment, the estimated undiscounted cash flows expected to be generated by the location assets is less than the carrying amount of the asset, an impairment loss equivalent to the excess of the carrying value over the fair value of such assets would be recognized immediately with any remaining carrying value to be recognized on a straight-line basis over the remainder of the lease term. Additionally, if there is a shortfall of sublease income compared to lease payments, the ROU asset is considered impaired and written down to fair value incorporating sublease income, if any in the period in which the shortfall occurs.
Estimated future cash flows are based on historical experience, an analysis of the specific real estate market, including input from independent real estate firms, and economic conditions, all of which can be difficult to predict. We do not discount cash flows in estimating the liability recorded for location closures.
Cost of Sales, Sales and Marketing Expenses, and General and Administrative Expenses
The following summarizes the primary costs classified in each major expense category (the classification of which may vary within our industry).
Cost of sales:
a.
Costs associated with purchasing and delivering our products to our stores and customers, net of vendor incentives earned on the purchase of products subsequently sold;

b.
Store and distribution center occupancy and depreciation expense of related facilities and equipment;

c.
Store and distribution center operating costs, including (i) distribution center labor costs, (ii) utilities, (iii) repairs and maintenance, (iv) supplies, and (v) store facilities;

d.
Physical inventory losses; and

e.
Costs associated with events and expositions’ operating costs.

Sales and marketing expenses:
a.
Advertising and media production;

b.
Payroll and benefits for sales associates; and

c.
Merchant service fees for customers’ credit and debit card payments, and check guarantee fees.

General and administrative expenses:
a.
Payroll and benefit costs for corporate office and regional management employees;

b.
Stock-based compensation costs;

c.
Occupancy costs of the corporate facility;

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
d.
Information systems hardware, software, and maintenance;

e.
Depreciation and amortization related to the corporate assets;

f.
Insurance; and

g.
Other overhead costs.

Vendor Incentives
Cash payments or credit memos received from vendors as incentives to enter into or to maintain long-term supply arrangements are deferred and amortized as a reduction of cost of sales using a systematic approach. Vendor incentives that are based on a percentage of the cost of purchased merchandise, such as cooperative advertising funds, are accounted for as a reduction of the price of the vendor’s products and result in a reduction of cost of sales when the merchandise is sold. Certain vendor arrangements provide for volume-based incentives that require minimum purchase volumes and may provide for increased incentives upon higher levels of volume purchased. The recognition of earned incentives that vary based on purchase levels includes the effect of estimates of our purchases of the vendor’s products and may result in adjustments in subsequent periods if actual purchase volumes deviate from the estimates.
Certain vendors provide funds that represent reimbursements of expenses incurred by us in selling or marketing the vendor’s products or services. These funds are recorded by us as a reduction of those expenses (e.g., a reduction of advertising expense) when recognized in our consolidated statements of operations if the funds provided by the vendor to us represent a reimbursement of a specific, incremental, identifiable expense incurred by us in selling or marketing the vendor’s products or services. If the amount of the funds provided by the vendor exceeds the expenses incurred by us, we recognize the excess amount in our consolidated statements of operations as a reduction of cost of sales. We classify deferred vendor incentives as a non-current liability.
Product Warranties
Pursuant to certain of our vendor supply agreements, we may be responsible for manufacturer service warranties and any extended warranties the manufacturer may offer. The customer is not charged a fee for manufacturer warranty coverage. We accrue for the estimated cost of warranty coverage at the time the sale is recorded. Based on historical warranty claim experience, as well as recent trends that might suggest past claim experience may differ from future claim experience, we periodically review and adjust the liability for product warranties if necessary.
Activity with respect to the liability for product warranties was as follows (in millions):
	Fiscal 2020	Fiscal 2021
Balance at beginning of fiscal year	$19.2	$19.4
Payments made for warranties satisfied	(6.8)	(7.8)
Warranties reserved for new products delivered	6.1	8.3
Change in estimate for pre-existing warranty liabilities	0.9	3.4
Balance at end of fiscal year	19.4	23.3
Less: current portion included in accrued liabilities	(5.4)	(6.0)
Non-current portion included in other non-current liabilities	$14.0	$17.3
Advertising and Media Production Expense
We incur advertising costs primarily associated with print, broadcast, and digital advertisements. Such costs are expensed as incurred except for media production costs, which are deferred and charged to expense in the period that the advertisement initially airs. Advertising and media production expense was $260.4 million, $272.3 million and $384.7 million for fiscal 2019, fiscal 2020 and fiscal 2021,

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
respectively. We received direct funds from vendors that reduced advertising expense by $3.3 million, $0.7 million and $1.5 million in fiscal 2019, fiscal 2020 and fiscal 2021, respectively.
Employee Benefit Plan
We have 401(k) savings plans which allow eligible employees to save for retirement on a tax deferred basis. Employer matching contributions under the 401(k) savings plans (the “401(k) match”) are made based on a formula set by our Board from time to time. The 401(k) match was suspended in fiscal 2020 due to the coronavirus pandemic (“COVID-19”) and reinstated in fiscal 2021. During fiscal 2019, fiscal 2020, and fiscal 2021, our matching contributions for the plans of $2.6 million, $1.7 million, and $6.5 million, respectively, are included on the consolidated statement of operations as follows (in millions):
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Cost of sales	$0.2	$0.1	$0.3
Sales and marketing expenses	1.6	1.0	4.3
General and administrative expenses	0.8	0.6	1.9
Total matching contributions	$2.6	$1.7	$6.5
Income Taxes
Income taxes are accounted for using the asset and liability method to account for deferred income taxes by applying the statutory tax rates in effect at the balance sheet date to temporary differences between the amount of assets and liabilities for financial and tax reporting purposes that will reverse in subsequent years. The measurement of deferred tax assets is reduced through the establishment of a valuation allowance, if necessary, for the amount of any tax benefits that, based on available evidence, are not more likely than not expected to be realized. The effect on deferred tax assets and liabilities from a change in the tax rate is recognized in the statement of operations in the period that the change is effective. The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. See Note 8—Income Taxes for additional information.
Comprehensive Income (Loss)
We have no components of other comprehensive income (loss), and therefore, comprehensive income (loss) equals net income (loss).
Accounts Receivables and Other
We offer financing to customers by utilizing the services of independent, third party finance, and lease-to-own companies (collectively “finance companies”) that extend credit directly to customers with no recourse to us for credit related-losses. These finance companies charge us a fee that varies by term and interest rates. These finance companies have the discretion to establish and revise the credit criteria used in evaluating whether to extend financing to our customers. Accounts receivable includes the sales proceeds of financed sales, net of related fees, which are in the process of funding by the finance companies. We receive the funding from the finance companies once the product has been delivered and accepted by the customer. We review the financial condition of our finance companies and have experienced no losses on the collection of accounts receivable resulting from the financial condition of these finance companies. We are required to submit certain information to these finance companies to receive timely funding of financed sales, which is also considered in determining any potential loss on the collection of trade receivables.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Accounts receivable and other consists of the following (in millions):
	September 29, 2020	September 28, 2021
Vendor incentives	$48.8	$35.9
Finance companies	4.2	10.1
Franchisees	1.5	1.1
Income tax receivable	2.1	9.8
Tenant improvement allowances	0.3	1.4
Insurance	9.0	7.7
Other receivables	0.9	2.6
Less: Allowance for doubtful accounts	(2.1)	(1.4)
Total	$64.7	$67.2
Vendor incentives represent amounts due from vendors for volume and co-op advertising rebates.
The remaining receivables are periodically evaluated for collectability and an allowance is established based on expected losses as appropriate. Accounts receivables are recorded net of an allowance for doubtful accounts.
Other Non-current Assets
Significant components of other assets include Convertible Note Receivable, Performance Warrants, debt issuance costs, lease deposits, security fee deposits, and other assets. The Convertible Note Receivable is adjusted to its fair value at each reporting period. Debt issuance costs related to an asset-based loan (“ABL”) revolving credit facility are amortized to interest expense over the term of the related instrument. All other assets are amortized over their estimated useful lives. Net of accumulated amortization, these assets were $15.4 million and $27.1 million as of September 29, 2020 and September 28, 2021, respectively.
Leases under Topic 842
We lease real estate assets such as retail stores, distribution centers, and storage space, as well as equipment, including vehicles, trucks, forklifts, IT equipment, printers, and copiers. The majority of our real estate leases are associated with our approximately 2,400 retail store locations.
We determine whether an arrangement is or contains a lease at inception by evaluating potential lease agreements, including service and operating agreements, to determine whether an identified asset exists that we control over the term of the arrangement. Lease commencement is determined to be when the lessor provides us access to, and the right to control, the identified asset. We use judgment in determining lease classification, including our determination of the economic life and the fair market value of the identified asset. The fair market value of the identified asset is estimated primarily based on comparable market data provided by third-party sources. Upon lease commencement, we recognize a lease liability, which is measured at the present value of the remaining lease payments, and a corresponding ROU asset, which is measured at that lease liability, increased by any prepaid rent and initial direct costs and reduced by any lease incentives. As allowed under Topic 842, we do not separate lease and non-lease components for all classes of underlying assets. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement, and any variable payments in such arrangements meet the definition of variable lease payments and will be disclosed as such. We remeasure the lease liability and right of use asset when a remeasurement event occurs.
Topic 842 requires lessees to discount the lease liability using either the rate implicit within a lease or, if such rate is not readily determinable by the lessee, the incremental borrowing rates (“IBR”). The rates implicit in our leases are not readily determinable. Therefore, we utilized an IBR to calculate the

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
present value of our future lease obligations. The IBR represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. We use judgment in determining our IBR, which is applied to each lease based on various assumptions including the lease term, our credit standing, and the impact of collateral.
Our real estate leases, which represents a majority of our lease portfolio, generally have an initial contractual term of ten years. In determining the lease term used in the ROU asset and lease liability calculations, we consider various factors such as market conditions and the terms of any renewal or termination options that may exist. Many of our leases contain renewal options and, in limited circumstances, early termination options exist. When the initial contractual term of the lease is less than ten years and a renewal period is for a five-year term, the renewal option period is generally included in the lease term used to measure our ROU assets and lease liabilities upon commencement, as we believe the exercise of these options to be reasonably certain. In identifying and determining the length of the lease term, leasehold improvements (build out costs) are taken into consideration to evaluate if we would suffer an economic penalty by either exercising an option to terminate a lease or choosing not to exercise an additional option as included within the lease agreement at the lease inception. We remeasure the ROU asset and lease liability (1) when there is a change in circumstances within our control that impacts whether we are reasonably certain of exercising the option, (2) there is an event that obliges us to exercise the option, (3) we elect to exercise an option that was previously reasonably certain of not being exercised, or (4) we elect not to exercise an option that was previously certain of not being exercised. In addition, we remeasure the lease when there is a lease modification that is not accounted for as a separate contract.
Per Topic 842, a short-term lease is defined as a lease that, at the commencement date, has a lease term of twelve months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Lessees, as an accounting policy election by class of underlying asset, can elect to not recognize short term leases on the balance sheet but instead recognize the cost related to such leases on a straight-line basis over the lease term. We elected to apply the short-term lease recognition exemption for all of our leases with a lease term of twelve months or less.
We are typically required to make fixed lease payments primarily related to payment of fixed real estate costs including base rent, storage rent, and the like. Sometimes, we are required by the lessor to pay certain fixed non-lease costs including fixed common area maintenance fees, fixed administration fees, and/or certain other fixed costs. As allowed by Topic 842, we include the payments of both fixed lease and non-lease expenses within the calculation of the lease liability and also disclose them accordingly under Topic 842. Variable payments for items such as utilities, trash collection, insurance, and real estate taxes are excluded from the lease liability, and are disclosed separately as a component of variable lease cost under Topic 842.
Leases under Topic 840
Prior to the adoption of Topic 842 on October 2, 2019, lease expense on operating leases, after consideration of rent escalations, rent holidays and up-front payments or rent allowances provided by landlords as incentives to enter into lease agreements, including lease holidays and scheduled lease increases, was recorded on a straight-line basis over the term of the lease, commencing on the date of possession of the leased property. Common area maintenance costs were expensed as incurred. Lease expense was recorded in cost of sales and general and administrative expenses on the consolidated statements of operations. The net excess of lease expense over the actual cash paid was recorded as a deferred rent liability in the consolidated balance sheets. Tenant improvement allowances were amortized as a reduction of lease expense over the term of the lease from the possession date. Contingent lease payments, typically based on a percentage of sales, were recognized in lease expense during the period in which the sales are recorded. See Note 6—Leases for additional information on the Company’s lease accounting.
Self-Insured Liabilities
We have a self-insured health insurance plan. All eligible employees have an option to participate in our self-funded, comprehensive medical care benefits program. The cost of medical care is paid out

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
of employee and employer contributions. We contracted third-party vendors to administer this health care benefits program. We had a balance of $0.8 million and $0.7 million in prepaid benefits, as of September 29, 2020 and September 28, 2021, respectively, and an estimated liability for outstanding claims of $3.8 million and $4.8 million as of September 29, 2020 and September 28, 2021, respectively.
We use a captive insurance arrangement for our workers’ compensation, general liability, and auto coverage. Although this arrangement has a significant self-insurance component, a loss sharing arrangement between the members of our captive insurance entity exists. In addition, the timing of payments differs with the captive whereby 50% of the anticipated total cost of losses for the insurance period is paid up-front by us into the captive. When estimating self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors, and valuations provided by independent third-party actuaries. Payments up to the remaining 50% of anticipated total losses for the insurance period may be requested by the captive insurance based on actual claim activity. We considered our historical experience as it relates to these additional payments, resulting in a reserve for future loss assessments from the captive of $3.3 million and $6.1 million as of September 29, 2020 and September 28, 2021, respectively.
We had a gross reserve for general liability and workers compensation claims existing prior to the captive insurance agreement of $11.6 million and $10.5 million as of September 29, 2020 and September 28, 2021, respectively.
Periodically, we review our assumptions and the valuation provided by independent third-party actuaries to determine the adequacy of the self-insured liabilities.
Stock-based Compensation
We measure compensation cost with respect to equity instruments granted as stock-based payments to employees and non-employee members of the Board, based upon the estimated fair value of the equity instruments at the date of the grant according to the provisions of ASC Topic 718 Compensation—Stock Compensation. The cost, as measured, is recognized as expense over the period during which the award vests or the employee is required to provide services in exchange for the award. Stock-based compensation expense of $6.2 million, $10.3 million and $1.1 million recognized in fiscal 2019, fiscal 2020 and fiscal 2021, respectively, is included in general and administrative expenses within the consolidated statement of operations. See Note 15—Stock-Based Compensation for additional information.
Common Stock
Common shares are classified as equity. Any excess of the fair value of consideration received over the par value of shares issued is recorded as additional paid-in capital in equity.
Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to paid-in capital in excess of par value using the average-cost method.
Financial Instruments
Financial assets and financial liabilities are recognized on the balance sheet when we become a party to the contractual provision of the instrument. Loans and receivables are carried at amortized cost, with interest recognized in profit or loss for the period, using the effective interest method. We de-recognize a financial asset when the rights to receive cash flows from the asset have expired or have been transferred, and we have transferred substantially all risks and reward of ownership. A financial liability is de-recognized when, and only when, the liability is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled, or has expired). The component parts of hybrid financial instruments that contain bifurcated embedded derivatives are classified separately as financial assets and liabilities of those instruments in accordance with the substance of the contractual arrangements and the definitions of a financial asset and liability. These financial instruments are included in unamortized discount and debt issuance costs on the consolidated balance sheets.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
COVID-19 Pandemic
In March 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. As a result, we temporarily closed a majority of our retail stores during the three months ended in June 2020. We also partially suspended lease payments for our temporarily closed stores beginning in April 2020 and commenced lease renegotiations with our landlords.
In April 2020, the FASB issued Staff Q&A, Topic 842 and 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic. The FASB concluded that it would be acceptable for entities to make an election to account for lease concessions related to the effects of COVID-19 consistent with how those concessions would be accounted for under both Topic 840 and Topic 842 as though enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the contract). We elected to not apply the FASB COVID-19 relief but, instead, applied the lease modification framework and revised the ROU asset and lease liability for leases upon negotiating a concession, abatement, or deferral for our leases. As a result of the impact of COVID-19, we negotiated lease term modifications across our entire portfolio and, as of September 28, 2021, we had modified terms on approximately 80% of stores.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law in the United States. The CARES Act provides relief to U.S. corporations through financial assistance programs and modifications to certain payroll and income tax provisions. See Note 8—Income Taxes for additional information on the estimated income tax impact of the CARES Act.
We continue to consider the impact of COVID-19 on the assumptions and estimates used when preparing our consolidated financial statements, including inventory valuation, lease accounting impacts, income taxes and goodwill, intangible asset, and store level impairment tests. These assumptions and estimates may change as the current situation evolves or new events occur, and additional information is obtained. If the economic conditions caused by COVID-19 worsen beyond what is currently estimated by management, such future changes may have an adverse impact on our results of operations, financial position, and liquidity.
Note 2—Property and Equipment
Property and equipment consists of the following (in millions):
	September 29, 2020	September 28, 2021
Leasehold improvements	$177.7	$210.0
Computer equipment	21.1	30.1
Other property and equipment	19.5	22.2
Office equipment and furniture	28.3	30.2
Finance lease assets	11.1	11.0
Land and buildings	4.8	4.8
Construction in process	2.6	14.3
Graphics	10.0	7.4
Material handling equipment	17.0	17.8
Building signs	39.0	39.7
Property and equipment	331.1	387.5
Accumulated depreciation	(192.4)	(216.7)
Property and equipment, net	$138.7	$170.8
Based on reviews of individual store performance, including declines in the performance of certain stores, impairment losses of approximately $9.3 million, $3.7 million and $1.3 million were recognized in cost of sales within the consolidated statements of operations during fiscal 2019, fiscal 2020 and fiscal 2021, respectively.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Depreciation expense was $48.1 million, $40.2 million and $40.2 million for fiscal 2019, fiscal 2020 and fiscal 2021, respectively. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is included in operating expenses.
Note 3—Goodwill and Intangible Assets
Assets acquired and liabilities assumed in a business acquisition are recorded at fair value on the date of the acquisition. Purchase consideration in excess of the aggregate fair value of acquired net assets is allocated to identifiable intangible assets, to the extent of their fair value, and any remaining excess purchase consideration is allocated to goodwill.
During fiscal 2020, we changed the annual impairment testing date from the last day of the fiscal year to the first day of the fourth quarter, which was a change in accounting policy. Management performed an analysis and determined this change in accounting policy would not have a material impact if retrospectively applied. The evaluation begins with a qualitative assessment to determine whether a quantitative impairment test is necessary. If, after assessing qualitative factors, we determine it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the quantitative goodwill impairment test is performed. All of the carrying value of goodwill is assigned to each reporting unit for impairment testing purposes based on relative fair value.
In fiscal 2019, we recognized a goodwill impairment of $244.2 million, of which $240.0 million was for the B&M reporting unit and $4.2 million for the Other Business reporting unit. The fiscal 2019 goodwill impairment was largely driven by a combination of (1) the change to multiple reporting units from a single reporting unit resulting from the completion of our restructuring post-bankruptcy and (2) an increase in the weighted average cost of capital (“WACC”) over the rate used in 2018 due to increased forecast risk post-bankruptcy.
We performed a quantitative impairment test of goodwill in fiscal 2020 and, as a result of this analysis, we did not recognize a goodwill impairment in fiscal 2020.
In fiscal 2021, we determined, based on a qualitative assessment performed on the annual impairment testing date, that it is not more likely than not that the fair value of the assets is less than their respective carrying values for the B&M and Digital reporting units. For the Other Business reporting unit, the results of our annual qualitative assessment revealed the need to perform a quantitative impairment test. As such, management performed the quantitative test for goodwill impairment in accordance with the guidance in Topic 350 to determine the impairment loss, if any. Due to the prolonged impact of COVID-19 and the delayed return of our events and expositions operations within the Other Business reporting unit in fiscal 2021, combined with the impact of a shift in strategy of its operations to better align with our omni-channel strategy that took effect in the fourth quarter, we concluded to record an impairment to goodwill related to the Other Business reporting unit in the amount of $47.2 million in the fourth quarter of fiscal 2021. Key assumptions used to calculate the fair value of the Other Business reporting unit include the risk-adjusted WACC, forecast for net revenue, operating costs and capital expenditures and long-term growth rates. As of September 28, 2021, we had $37.8 million of remaining goodwill allocated to our Other Business reporting unit. Any further downward revisions to the long-term forecast and long-term growth rates for this reporting unit or increases in the WACC could result in additional goodwill impairments.
A summary of changes in the carrying amounts of goodwill and non-amortizable intangible assets is as follows (in millions):
	Goodwill	Trade Names
Balance at October 2, 2019	$873.6	$589.8
Additions	0.5	—
Balance at September 29, 2020	874.1	589.8
Impairment loss	(47.2)	—
Balance at September 28, 2021	$826.9	$589.8

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Accumulated impairment loss on goodwill as of October 2, 2019 and September 29, 2020 was $2.0 billion and as of September 28, 2021 was $2.1 billion.
A summary of the changes in the carrying amounts of amortizable intangible assets is as follows (in millions):
	Gross Cost	Accumulated Amortization	Net Carrying Value
Balance at October 2, 2019	$102.0	$(54.0)	$48.0
Additions	18.1	—	18.1
Amortization expense	—	(17.4)	(17.4)
Balance at September 29, 2020	$120.1	$(71.4)	$48.7
Additions	22.9	—	22.9
Amortization expense	—	(17.1)	(17.1)
Balance at September 28, 2021	$143.0	$(88.5)	$54.5
The components of intangible assets were as follows (in millions):
	Useful Life (Years)	September 29, 2020	September 28, 2021
Non-amortizing:
Trade names		$589.8	$589.8
Amortizing:
Patents and trademarks	10	0.8	0.8
Non-compete contracts	5	7.1	7.1
Franchise rights and licensing	10	18.9	20.2
Software costs	3 to 10	93.3	114.9
Total intangibles		709.9	732.8
Accumulated amortization		(71.4)	(88.5)
Intangibles, net		$638.5	$644.3
Expense included in general and administrative expense related to amortization of intangibles was $21.0 million, $17.4 million and $17.1 million for fiscal 2019, fiscal 2020 and fiscal 2021, respectively. As of September 28, 2021, amortization expense for intangible assets is expected to be as follows for each of the next five years and thereafter (in millions):
Fiscal year
2022	$19.1
2023	15.6
2024	9.3
2025	3.3
2026	2.4
Thereafter	4.8
All indefinite lived intangible assets are tested for impairment annually. During fiscal 2020, we changed the annual impairment testing date from the last day of the fiscal year to the first day of the fourth quarter which was a change in accounting policy. Management performed an analysis and determined this change in accounting policy would not have a material impact if retrospectively applied.
Impairment tests typically take into account the most recent management forecast, after application of a reasonable rate of growth, which is based on market and industry conditions. Discount rates used

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
in the discounted cash flow models are based on a WACC, while royalty rates used are determined with reference to industry benchmarks. The impairment for indefinite lived intangible assets is identified by comparing the fair value of the asset against its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset establishes the new accounting basis. We determine the fair value of intangible trade names by utilizing the “relief from royalty method,” a specific discounted cash flow approach that estimates value by royalties saved from owning the respective name rather than having to license it from another party.
We recognized a $567.1 million impairment of the Mattress Firm trade name and a $1.8 million impairment of the Sleep Experts trade name in fiscal 2019, for total impairments of $568.9 million. The impairment of intangible assets was largely driven by a change in management’s assumptions related to a change in the royalty rate utilized in the relief from royalty method. The inputs to the models are classified as Level 3 in the fair value hierarchy.
See Note 5—Fair Value Measurements for additional information.
Note 4—Long-term Debt
Long-term debt consists of the following (in millions):
	September 29, 2020		September 28, 2021
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
Capitalized finance lease agreements	$4.0	$—	$2.7	$—
2021 Term loan	—	—	1,250.0	(42.4)
2018 Term Loan	464.9	(234.5)	—	—
2018 PIK Loan	203.6	(163.1)	—	—
Embedded derivatives	—	(18.3)	—	—
Total long-term debt	672.5	(415.9)	1,252.7	(42.4)
Less: current maturities of long-term debt	(21.6)	—	(10.7)	—
Long-term debt, net of current maturities	$650.9	$(415.9)	$1,242.0	$(42.4)
Loss from debt extinguishments for fiscal 2021 includes the following (in millions):
Debt Instruments
2018 Term Loan	$269.2
2018 PIK Loan	201.2
2020 Term Loan	18.6
2018 and 2020 ABL Facility	1.3
Total	$490.3
Term Loan Credit Agreement
On November 21, 2018, our subsidiary, Mattress Firm, Inc., entered into a Term Loan Credit Agreement which provided for $418.0 million of funding (the “2018 Term Loan”), inclusive of paid-in-kind fees upon borrowing. In connection with the issuance of the 2018 Term Loan, we issued an unfunded $150.0 million Paid-in-kind (“PIK”) loan (the “2018 PIK Loan”, and collectively with the 2018 Term Loan, the “2018 Loans”) pursuant to the PIK Facility Agreement and 9,960 shares of our common stock (the “Mattress Firm Shares”) pursuant to the Subscription Agreement and Stockholders Agreement. The total

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
proceeds received from the 2018 Loans and the issuance of the Mattress Firm Shares to the Lender Stockholders was $400.0 million.
We performed a unit of account analysis on the instruments issued contemporaneously and concluded that accounting for each of the three instruments as a freestanding financial instrument was appropriate. The 2018 Loans are debt instruments not within the scope of ASC Topic 480 Distinguishing Liabilities from Equity (which would require mark-to-market at each subsequent reporting period). We did not elect the Fair Value Option pursuant to ASC Topic 825 Financial Instruments (“Topic 825”) for the 2018 Loans and determined that the 2018 Loans would be measured subsequently at amortized costs. Any debt discount and debt issuance costs would be amortized under the effective interest method pursuant to ASC Subtopic 835-30 Imputation of Interest.
At initial recognition, in fiscal 2019, we allocated the $400.0 million of total proceeds among the 2018 Term Loan, 2018 PIK Loan and the Mattress Firm Shares using the relative fair value method, as none of the three financial instruments are subsequently measured at fair value. We performed valuation analyses for each of the instruments. See the fair value of each instrument in column A and the allocated proceeds to each instrument in column C of the table below (in millions, except for percentages).
	Fair Value Upon Issuance (A)	Allocation Percentage (B)	Allocated Proceeds (C = $400M * B)	Fair Value of Bifurcated Embedded Derivatives (D)	Value Assigned to the Debt Hosts (E = C−D)
2018 Term Loan	$400.0	48.3%	$193.3	$56.0	$137.3
2018 PIK Loan	112.7	13.6%	54.5	45.3	9.2
Mattress Firm Shares	315.0	38.1%	152.2	N/A	N/A
Total	$827.7	100.0%	$400.0	N/A	N/A
We analyzed the embedded derivative features (e.g., call options, put options and default interest, etc.) in the 2018 Loans pursuant to ASC Subtopic 815-15 Derivatives and Hedges to determine whether such features would require bifurcation and separate accounting from the host instruments.
As the 2018 Loans were issued with a significant discount (53.8% for the 2018 Term Loan and 63.7% for the 2018 PIK Loan), all the contingent redemption features required bifurcation and separate accounting from the host instruments, and the compound bifurcated embedded derivative would be subsequently measured at fair value at each reporting period. See column D of the table above for fair value of the compound embedded derivatives at inception.
Column E of the table above reflects the initial carrying amounts of the 2018 Term Loan and 2018 PIK Loan. In fiscal 2019, we incurred a total of $12.1 million of debt issuance costs in connection with the entry into the 2018 Term Loan. The discount and debt issuance costs were recorded as direct deductions from the carrying amount of the 2018 Term Loan and the 2018 PIK Loan, and they are amortized over the respective contractual life of the 2018 Loans using the effective interest method pursuant to Topic 835.
Mattress Firm Shares
As discussed above, we issued 9,960 shares of our common stock in connection with the issuance of the 2018 Loans in fiscal 2019. No shares were issued in fiscal 2020 or fiscal 2021. The Mattress Firm Shares have a par value of $0.01 per share.
We determined that the Mattress Firm Shares are shares of our common stock, which are perpetual in nature and are not redeemable. Therefore, the common stock is classified as permanent equity. The initial carrying amount of the Mattress Firm Shares equals the allocated proceeds of $152.2 million.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
2018 Term Loan
The 2018 Term Loan could have either been a Base Rate Loan or a Eurocurrency Rate Loan. Interest accrued on each Base Rate Loan was payable in arrears on the first business day of each February, May, August and November. Interest on each Eurocurrency Rate Loan was payable in arrears on the last day of each applicable interest period and such interest period was not more than three months. Subject to certain conditions, we could have elected to pay-in-kind all or a portion of the interest due and payable on the outstanding principal of the 2018 Term Loan by adding such portion of accrued and unpaid interest to the unpaid principal amount of the 2018 Term Loan. As the election to pay-in-kind such interest was at our discretion, but subject to the satisfaction of certain conditions, we elected to pay-in-kind (i) certain closing fees and (ii) interest for the first three interest payments (by adding such amounts to the principal amount). Accrued interest at the contractual rate assuming interest would be paid in cash instead of in-kind for the remaining term. During fiscal 2020 and fiscal 2021, all interest payments on the 2018 Term Loan were paid in cash. The 2018 Term Loan would have matured on November 21, 2022. As of September 29, 2020, the borrowing rate on the 2018 Term Loan was 11.0%.
The embedded derivatives within the 2018 Term Loan were recorded at fair value through earnings, resulting in a value of zero as of September 29, 2020. As of September 29, 2020, we estimated that we would refinance our 2018 Loans and $125 million ABL revolving credit facility entered into on November 21, 2018 (“2018 ABL Facility”) during fiscal 2021. The change in the fair value of the embedded derivatives relates to changes in management’s assumptions regarding the estimated timing of certain future events that impact prepayment features within the 2018 Loans.
We did not have any PIK interest for the 2018 Term Loan in fiscal 2020 or fiscal 2021. PIK interest for the Term Loan was $48.6 million in fiscal 2019. Accrued interest was $5.5 million as of September 29, 2020. Financial covenants exist that include a maximum total net leverage ratio, a minimum liquidity, and minimum consolidated earnings before interest, taxes, and depreciation and amortization (“EBITDA”). Reporting requirements include the presentation of monthly, quarterly and yearly consolidated financial statements as well as annual consolidated budgets. An updated rolling 26-week cash flow forecast and cash/liquidity projection for the subsequent 26-week period was required to be presented to the lenders under the 2018 Term Loan within 15 business days after the end of each fiscal quarter. The 2018 Term Loan agreement included customary affirmative and negative covenants, as well as customary events of default and remedies.
The 2018 Term Loan contained an annual requirement to calculate Excess Cash Flow (as defined in 2018 Term Loan agreement). As of September 29, 2020, we calculated that we were required to make a $20.3 million principal payment in the first quarter of fiscal 2021 in accordance with this requirement. This amount was included in the current portion of long-term debt on our consolidated balance sheet as of September 29, 2020.
2018 PIK Loan
The 2018 PIK Loan accrued interest at 15.0% per annum, payable semi-annually. Interest was required to be paid-in-kind by increasing the aggregate principal amount of the 2018 PIK Loan. We accrued interest at the stated rate of 15.0%, assuming that the interest compounds for the 2018 PIK Loan. The 2018 PIK Loan would have matured on November 21, 2023.
The embedded derivatives within the 2018 PIK Loan were recorded at fair value through earnings, resulting in a value of an asset of $18.3 million as of September 29, 2020. As discussed above, the change in the embedded derivatives fair value was primarily attributable to the expected timing of prepayment of the 2018 Loans as a result of the anticipated debt refinancing.
Paid-in-kind interest for the 2018 PIK Loan was $15.9 million and $26.0 million in fiscal 2019 and fiscal 2020, respectively, and accrued interest to be paid-in-kind was $4.9 million as of September 29, 2020, and $4.4 million of interest accrued in fiscal 2021, prior to the extinguishment of the 2018 PIK Loan on November 25, 2020. Paid-in-kind interest is included within the long-term debt balance. The terms of the 2018 PIK Loan did not include financial covenants. However, the terms of the 2018 PIK Loan

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
included reporting covenants that aligned with those of the 2018 Term Loan. The 2018 PIK Loan agreement included customary affirmative and negative covenants, as well as, customary events of default and remedies.
We had the option to voluntarily prepay the 2018 Loans, in whole or in part at any time, at par plus a prepayment premium (if applicable) upon appropriate notice. For the 2018 PIK Loan, the aggregate amount of such prepayment would be reduced by the Rebate Amount, if any. The Rebate Amount is the lesser of (a) the then-accrued and unpaid amount of all awards granted by the Board to non-employee directors of the Board in the form of cash incentives intended to replicate the value of the 2018 PIK Loan and (b) 1.4% of the aggregate amount being prepaid on such prepayment date. As of September 29, 2020, the unpaid amount of all awards granted by the Board to non-employee directors was $2.3 million.
Extinguishment of 2018 Term Loan and 2018 PIK Loan
On November 25, 2020, we repaid the full outstanding principal amount of the 2018 Term Loan of $444.6 million (including $48.6 million of paid-in-kind interest), plus accrued and unpaid interest and fees of $0.3 million, and incurred a 10% prepayment penalty of $44.5 million. The repayment fully extinguished all obligations related to the 2018 Term Loan. Additionally, we fully repaid the full outstanding principal amount of the 2018 PIK Loan principal of $191.9 million (including $41.9 million of paid-in-kind interest), plus accrued and unpaid interest of $9.0 million, and incurred a 10% prepayment penalty of $19.2 million. We recorded a loss from debt extinguishments of $470.4 million during fiscal 2021 related to the extinguishment of the 2018 Loans. This loss included $63.7 million for prepayment penalties, $379.1 million for the write-off of unamortized discounts, $9.3 million for the write-off of unamortized deferred financing fees and $18.3 million for the reversal of the embedded derivative related to the 2018 PIK Loan. The cash repayment of paid-in-kind interest of $90.5 million is included in operating cash flows for fiscal 2021.
2020 Term Loan
On November 25, 2020, we entered into the 2020 Term Loan agreement for $550.0 million (“2020 Term Loan”) in gross proceeds, prior to a 2.5% discount. The 2020 Term Loan included a 10% amortization feature whereby principal payments of $13.75 million were due quarterly on the last business day of March, June, September, and December, with the first payment due the last business day of March 2021. Any final remaining principal payment would be due November 25, 2027. The 2020 Term Loan could have either been a Base Rate Loan or a Eurocurrency Rate Loan. The initial borrowing rate was 6.25%. Additionally, the 2020 Term Loan agreement included an annual requirement to calculate Excess Cash Flow (as defined in the 2020 Term Loan agreement) and make a principal payment according to that calculation adjusted for scheduled payments and voluntary prepayments. The 2020 Term Loan agreement included customary affirmative and negative covenants, as well as customary events of default and remedies. We incurred $10.4 million of debt issuance costs during fiscal 2021 that were deferred and amortized over the life of the borrowing. On September 24, 2021, we repaid the full principal of the 2020 Term Loan of $522.5 million, plus accrued and unpaid interest and fees of $2.7 million, and incurred a 2% prepayment penalty of $10.5 million. The repayment fully extinguished all obligations related to the 2020 Term Loan. We recorded a loss from debt extinguishments of $18.6 million during fiscal 2021, including $10.5 million for prepayment penalties, $3.6 million for the write-off of unamortized discounts and $4.5 million for the write-off of unamortized deferred financing fees.
2021 Term Loan
On September 24, 2021, we entered into a new term credit agreement with Barclays Bank PLC, as administrative agent and the other financial institutions parties thereto from time to time as lenders, among others, (as amended, restated, modified or supplemented, the “2021 Term Loan”), which provides a new funded term loan facility in an aggregate principal amount of $1,250.0 million with a seven year maturity. The proceeds of the 2021 Term Loan was used, together with approximately $665 million of available cash on hand, to:
a.
Pay $522.5 million to satisfy all obligations and terminate all commitments under the 2020 Term Loan,

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
b.
Make distributions and payments of $1,350.0 million to existing stockholders and current and former management, and

c.
The remaining $42 million was primarily used to pay fees, costs, and expenses in connection with the execution of 2021 Term Loan (including a 1% original issue discount of $12.5 million) and the consummation of the other Transactions (as defined in the 2021 Term Loan).

The 2021 Term Loan additionally provides for an uncommitted incremental facility pursuant to which we may request additional term loan commitments and revolving credit facilities.
In fiscal 2021, we incurred a total of $17.8 million of debt issuance costs in connection with the entry into the 2021 Term Loan, which were recorded as direct deductions from the carrying amount of the 2021 Term Loan and are amortized over the contractual life of the 2021 Term Loan using the effective interest method pursuant to Topic 835.
The 2021 Term Loan is subject to amortization in equal quarterly installments (commencing on the last business day of December 2021) of principal in an amount equal to 0.25% of the aggregate outstanding principal amount of the 2021 Term Loan, with the remaining balance payable at the final date of maturity.
We may elect that the 2021 Term Loan bear interest at a rate per annum equal to either (i) a base rate (determined by reference to the highest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate, (2) the overnight bank funding rate, plus 0.5% and (c) the one-month adjusted LIBOR plus 1.00%) plus 3.25% or (ii) an adjusted LIBOR (which shall not be less than 0.75%) plus 4.25%. The 2021 Term Loan also contains customary LIBOR replacement language. Interest payments are due quarterly or when a principal payment is made. As of September 28, 2021, the borrowing rate on the 2021 Term Loan was 5.0%.
The 2021 Term Loan contains an annual requirement to calculate Excess Cash Flow (as defined in 2021 Term Loan agreement) with the first payment due in the first quarter of fiscal 2023. Until September 24, 2022, the 2021 Term Loan may be prepaid at any time at our option, in whole or in part, with notice to the administrative agent and subject to a prepayment premium of 1.00%. The 2021 Term Loan agreement includes customary affirmative and negative covenants, as well as customary events of default and remedies.
ABL Facilities
In addition to the 2018 Loans, we put in place a $125 million ABL revolving credit facility that, as of September 29, 2020, was undrawn. Due to uncertainties related to COVID-19, we drew $60 million from the 2018 ABL Facility in March 2020 and subsequently repaid the borrowings in full in September 2020. The 2018 ABL Facility carried an applicable interest rate of LIBOR plus 2.5% to 3.0%, with a termination date of November 21, 2021 that could be extended at our discretion with the consent of the affected lenders. We recognized $1.1 million in interest expense in fiscal 2020 related to the $60 million draw on the 2018 ABL Facility. This 2018 ABL Facility contained a revolving credit commitment that reduced or increased the available credit by the aggregate amount of all revolving credit outstanding, so not to exceed the maximum principal amount of $125 million. Amounts borrowed under the 2018 ABL Facility were secured by a first priority lien on all of our assets, including accounts receivable and inventory. An aggregate letter of credit sublimit existed as part of the revolving credit commitment, which was the lesser of (a) $30 million and (b) the aggregate principal amount of the revolving credit commitments. We had a total of $17.0 million in letters of credit outstanding, as of September 29, 2020. Financial covenants existed that included a minimum fixed charge coverage ratio, a minimum liquidity, and maximum annual capital expenditures that are defined as $60 million plus or minus the difference between EBITDA and 90% of budgeted EBITDA for the same period. Reporting covenants were aligned with the reporting covenants of the 2018 Term Loan. The 2018 ABL Facility agreement also included customary affirmative and negative covenants, as well as customary events of default and remedies.
On November 25, 2020, we amended and restated the $125 million ABL Facility (“2020 ABL Facility”). The 2020 ABL Facility terminated the earlier of November 25, 2025 and 91 days prior to the

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
stated maturity date of any certain other indebtedness with principal in excess of $50 million. The 2020 ABL Facility agreement included customary affirmative and negative covenants, as well as customary events of default and remedies. We incurred $1.4 million of costs related to the amendment of the facility during fiscal 2021 that were deferred and amortized over the life of the borrowing and wrote-off $1.0 million of deferred financing fees as loss from debt extinguishments in our consolidated statement of operations.
Amounts borrowed under the 2020 ABL Facility and the 2020 Term Loan were secured by a first priority lien on all of our assets. The ABL and Term Loan lenders allocated the prioritization of the collateral such that accounts receivable and inventory were priority collateral for the 2020 ABL Facility and equipment, intellectual property rights and equity interests comprise the priority collateral for the 2020 Term Loan. Our assets including property and equipment were pledged as collateral securing the 2020 Term Loan and 2020 ABL Facility.
On September 24, 2021, we amended and restated the 2020 ABL Facility (“2021 ABL Facility”) which provides for a new asset-based loan facility with an initial aggregate commitment amount of up to $125 million (the proceeds of any funded revolving loans, the “ABL Loans”) through September 25, 2026. We incurred $0.9 million of costs related to the amendment of the 2021 ABL Facility during fiscal 2021 that will be deferred and amortized over the life of the borrowing and wrote-off $0.3 million of deferred financing fees as loss from debt extinguishments in our consolidated statement of operations. As of September 28, 2021, no borrowings had been made under the 2021 ABL Facility.
The 2021 ABL Facility provides for an uncommitted incremental facility under which we may request one or more increases in the amount of revolving credit commitments in an aggregate amount not to exceed $50 million. The 2021 ABL Facility also provides for the issuance of letters of credit and swingline loans, with a sublimit of $30 million and $20 million, respectively (or a lesser amount in the event the aggregate commitments are less than such sublimits). We may elect that the ABL Loans bear interest at a rate per annum equal to either (i) a base rate (determined by reference to the highest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate, (2) the overnight bank funding rate, plus 0.5% and (c) the one-month adjusted LIBOR plus 1.00%), plus an applicable rate based on the historical Excess Availability (as defined in the 2021 ABL Facility) as a percentage of Maximum Credit (as defined in the 2021 ABL Facility) or (ii) an adjusted LIBOR (which shall not be less than 0.00%), plus an applicable rate based on the historical Excess Availability as a percentage of Maximum Credit. From September 24, 2021 to, but not including, December 28, 2021, the applicable rate is 1.25% for Eurodollar Loans and Letter of Credit Fees (in each case, as defined in the 2021 ABL Facility) and 0.25% for ABR Loans (as defined in the 2021 ABL Facility). The 2021 ABL Facility also contains customary LIBOR replacement language.
We had a total of $12.4 million in letters of credit outstanding under the 2021 ABL Facility as of September 28, 2021. Financial covenants exist that include limits on the incurrence of additional indebtedness which are defined as maintaining a consolidated total leverage ratio of less than 2.70:1.00 and a consolidated net cash interest coverage ratio of greater than 2.00:1.00, as well as maintaining a fixed charge coverage ratio of greater than 1:1. The 2021 ABL Facility agreement also includes customary affirmative and negative covenants, as well as customary events of default and remedies.
The applicable rates under the 2021 ABL Facility are subject to step-ups and step-downs based on our historical Excess Availability as a percentage of Maximum Credit in accordance with the following schedule:
Average Historical Excess Availability as a percentage of Maximum Credit	Applicable Rate for Eurodollar Loans and Letter of Credit Fees	Applicable Rate for ABR Loans
Greater than or equal to 66.7%	1.25%	0.25%
Less than 66.7% and greater than or equal to 33.3%	1.50%	0.50%
Less than 33.3%	1.75%	0.75%
At our option, the 2021 ABL Facility may be prepaid at any time without a premium or penalty, other than payment of the interest due on any Eurodollar Loan prepaid for the remainder of the interest

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
period in which such prepayment is made, if any. We may also terminate or permanently reduce the unused commitments under the 2021 ABL Facility, with notice to the administrative agent. Such termination or reduction must be in a minimum aggregate amount of $1.0 million or in whole multiples of $500,000 in excess thereof. To the extent the borrowings under the 2021 ABL Facility at any time exceed the lesser of (i) the revolving credit commitment in effect at such time and (ii) the borrowing base at such time, we are required to prepay the borrowings under the 2021 ABL Facility in the amount of such excess.
Covenant Compliance
As of September 28, 2021, we were in compliance with all financial and nonfinancial covenants.
Finance Leases
We have an outstanding finance lease for our corporate office of $3.9 million and $2.7 million, as of September 29, 2020 and September 28, 2021, respectively, which is included in the current portion of long-term debt and long-term debt on the consolidated balance sheet. The finance lease runs through fiscal 2023 at an interest rate of 4.1%.
The aggregate future maturities of long-term debt as of September 28, 2021 was as follows (in millions):
Fiscal Year
2022	$10.7
2023	17.0
2024	12.5
2025	9.4
2026	12.5
Thereafter	1,190.6
Total	$1,252.7
Note 5—Fair Value Measurements
The amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term maturity of these instruments.
The FASB has issued guidance on the definition of fair value, the framework for using fair value to measure assets and liabilities, and disclosure regarding fair value measurements. The guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers are:
a.
Level 1 inputs are defined as observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can assess at the measurement date.

b.
Level 2 inputs are defined as inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.

c.
Level 3 inputs are unobservable inputs for the asset or liability.

We measure the fair values of goodwill, intangible assets, property and equipment, ROU assets, and the Convertible Note Receivable and Performance Warrants on a recurring or nonrecurring basis, as required by impairment tests applicable to these assets.
Assets requiring non-recurring fair value measurements consisted of the following (in millions):

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
	Net Book Value as of October 1, 2019	Fair Value Measurements			Fiscal 2019 Impairments
		Level 1	Level 2	Level 3
Goodwill and intangibles (Note 3)	$1,463.4	$—	$—	$1,463.4	$813.1
Property and equipment (Note 2)	154.7	—	—	154.7	9.3
	Net Book Value as of September 29, 2020	Fair Value Measurements			Fiscal 2020 Impairments
		Level 1	Level 2	Level 3
Goodwill and intangibles (Note 3)	$1,463.9	$—	$—	$1,463.9	$—
Operating lease ROU asset (Note 6)	1,297.4	—	—	1,297.4	9.5
Property and equipment (Note 2)	138.7	—	—	138.7	3.7
	Net Book Value as of September 28, 2021	Fair Value Measurements			Fiscal 2021 Impairments
		Level 1	Level 2	Level 3
Goodwill and intangibles (Note 3)	$1,416.7	$—	$—	$1,416.7	$47.2
Operating lease ROU asset (Note 6)	1,320.9	—	—	1,320.9	4.7
Property and equipment (Note 2)	170.8	—	—	170.8	1.3
Performance Warrants (Note 1)	1.1	—	—	1.1	—
We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. After the adoption of Topic 842, the asset group is comprised of both property and equipment and operating lease ROU assets. Impairment may result when the carrying value of the asset or asset group exceeds the estimated undiscounted future cash flows over its remaining useful life. For the retail store asset impairment, our estimate of undiscounted future cash flows over the store lease term is based upon our experience, the historical operations of the stores, and estimates of future store profitability and economic conditions. The estimates of future store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment costs, lease escalations, inflation, and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict.
For ROU assets, we determine the fair value of the assets by using estimated market rental rates. These estimates can be affected by factors such as future store results, real estate demand, store closure plans, and economic conditions, all of which can be difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the excess of the asset or asset group’s net carrying value over its estimated fair value. We measure property and equipment at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value measurement hierarchy. We generally measure ROU assets at fair value on a nonrecurring basis using Level 2 inputs, primarily market rental rates, that are corroborated by market data. Where Level 2 inputs are not readily available, we use Level 3 inputs. Fair value of these long-lived assets is based on the present value of estimated future cash flows using a discount rate commensurate with the risk. The significant unobservable inputs used in the fair value measurement of our store assets are sales growth/decline, gross margin, employment costs, lease escalations, market rental rates, changes in local real estate markets in which we operate, inflation, and the overall economics of the retail industry. Significant fluctuations in any of these inputs individually could significantly impact our measurement of fair value.
The methodology for measuring the fair value of the Performance Warrants is a correlated Monte Carlo simulation within the risk-neutral framework, calibrated to our projections of milestone metrics

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
over the remaining term. Key inputs include the forecasts of each milestone metric and the pairwise correlation between each milestone metric and SleepScore equity value.
The significant Level 3 unobservable inputs used in the fair value measurements of our goodwill, intangible assets, property and equipment, and ROU assets were (i) WACC and (ii) the royalty rate related to intangible trade names. Increases (decreases) in WACC inputs in isolation would result in a lower (higher) fair value measurement.
The following table is not intended to be all-inclusive, but rather provide a summary of the significant unobservable inputs used in the fair value measurement of our Level 3 assets in which impairment testing was performed and impairments were recorded.
Impairment testing performed during fiscal 2019:
Valuation Technique	Significant unobservable Inputs	Unobservable Input
Goodwill
Income approach and Market approach	WACC	10.1%
Intangible assets
Income approach	WACC	11.1%
Income approach	Royalty rate	2%
Property and equipment
Income approach	WACC	11.1%
Impairment testing performed during fiscal 2020:
Valuation Technique	Significant unobservable Inputs	Unobservable Input
ROU assets
Income approach and Market approach	WACC	9.25%
Property and equipment
Income approach	WACC	13%
Upon adoption of the New Lease Standard during fiscal 2020, we recognized asset impairment charges of approximately $9.5 million related to ROU assets for our retail stores. On October 2, 2019, we recorded an approximate $5.2 million cumulative effect of initially applying Topic 842 as an adjustment to the opening balance of accumulated deficit.
Impairment testing performed during fiscal 2021:
Valuation Technique	Significant unobservable Inputs	Unobservable Input
ROU assets
Income approach and Market approach	WACC	7−9%
Property and equipment
Income approach	WACC	11−13%
Goodwill
Income approach	WACC	11%

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Assets requiring recurring fair value measurements consisted of the following (in millions):
	Net Book Value as of September 29, 2020	Fair Value Measurements
		Level 1	Level 2	Level 3
2018 PIK Loan−Embedded Derivative	$(18.3)	$—	$(18.3)	$—
	Net Book Value as of September 28, 2021	Fair Value Measurements
		Level 1	Level 2	Level 3
Convertible Note Receivable (Note 1)	$5.1	$—	$—	$5.1
The methodology for measuring the fair value of the convertible note is a scenario-based approach considering the fixed-price conversion option as well as the minimum payoff for each scenario. Specifically, the payoff of the convertible note upon the expected financing is based on either a fixed conversion price or 80% of the next financing price, whichever is more optimal. Key inputs include the current equity value of SleepScore, expectations of the next round of financing, and volatility.
The table below summarizes the estimated fair values had we elected the fair value option under Topic 825 related to accounting for debt obligations at their fair value and the respective carrying values of our 2018 Term Loan and 2018 PIK Loan as of September 29, 2020 (in millions):
	September 29, 2020
	Estimated Fair Value	Fair Value of Bifurcated Embedded Derivatives	Carrying Value
2018 Term Loan−Level 2	$515.2	$—	$230.4
2018 PIK Loan−Level 2	$210.2	$(18.3)	$22.2
The initial carrying amount of the loans was determined by allocating net proceeds using the relative fair value method. The embedded derivative features in each loan were bifurcated and separated from the host instruments and the compound bifurcated embedded derivatives are subsequently measured at fair value at each reporting period. The carrying amounts of other debt instruments at fixed rates approximated their respective fair values due to the comparability of interest rates for the same or similar issues that are available.
The fair value of the 2021 Term Loan as of September 28, 2021 approximated its carrying value due to the short time since the September 24, 2021 issuance date.
See Note 4—Long-term Debt for additional information.
We utilized the with-and-without method, a form of the income approach model to compute the fair value of its embedded derivatives associated with its debt instruments. The fair value of the embedded derivatives represents the difference in the present value of anticipated cash flows assuming the feature was present as compared to a security without the same feature. Key inputs were the market interest rate and the probability of the events that would trigger early repayment. The market interest rate for the 2018 Term Loan was 5.0% as of September 29, 2020. The market interest rate for the 2018 PIK Loan was 9.2% as of September 29, 2020. As of September 29, 2020, we were in discussions with multiple banks to potentially refinance the 2018 Term Loan and 2018 PIK Note, which accelerated the assumption of prepayment timing and substantially changed the value of the embedded derivatives. We recorded the change in the fair value of the derivative as remeasurement of embedded derivatives in the consolidated statements of operations.
Note 6—Leases
On October 2, 2019 (the “Effective Date”), we adopted Topic 842, which represent the new comprehensive lease accounting model that replaces ASC 840, Leases (“Topic 840”). We adopted the

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
New Lease Standard using a modified retrospective transition approach, which requires Topic 842 to be applied to all leases existing at the date of initial application. Prior to this, we recorded our leasing arrangements as per Topic 840. Topic 842 requires recognition of ROU assets and lease liabilities on the balance sheet for all leases, with the exception of those that are subject to the available short-term lease recognition exception.
In adopting Topic 842, we elected the available package of practical expedients whereby we need not reassess as of the adoption date (1) whether contracts are or contain leases, (2) the lease classification for any existing leases, and (3) initial direct costs for any existing leases. We also elected the practical expedient to not separate non-lease components from the related lease components for all of our leases. We declined the use of the hindsight policy election upon transition. We applied the modified retrospective transition approach under Topic 842, under which we would recognize a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption without restating the comparative prior year periods.
As a result of adoption of this standard and election of the transition practical expedients, we recognized ROU assets and lease liabilities for those leases classified as operating leases under Topic 840 that continued to be classified as operating leases under Topic 842 at the date of initial application. We do not have any material leases classified as a capital lease under Topic 840 and therefore have no material leases classified as a “finance lease” under the New Lease Standard. See Note 4—Long-term Debt for additional information on our finance leases under Topic 842.
When transitioning our leases to Topic 842, we measured our lease liabilities at the present value of the remaining minimum rental payments (as defined under Topic 840) using our IBR as of the date of initial application. Additionally, ROU assets for these operating leases were measured as the initial measurement of applicable lease liabilities adjusted for any prepaid or accrued rent, unamortized lease incentives, unamortized initial direct costs, and any liabilities previously recognized in accordance with Topic 420.
The effects of the adoption on selected line items within our consolidated balance sheet as of October 2, 2019 were as follows:
(in millions)	As Reported under Topic 840(1)	Topic 842 (Leases)	As Reported under Topic 842
Cash and cash equivalents	$175.0	$—	$175.0
Accounts receivables, net	65.5	—	65.5
Inventories, net	166.3	—	166.3
Prepaid rent	37.3	(36.8)	0.5
Other prepaid expenses & other current assets	43.6	7.4	51.0
Total current assets	487.7	(29.4)	458.3
Property and equipment, net	154.7	—	154.7
Operating lease right-of-use asset(2)	—	1,142.1	1,142.1
Intangibles−trade names	589.8	—	589.8
Other intangible assets, net	48.0	—	48.0
Goodwill	873.6	—	873.6
Other non-current assets	20.3	(2.3)	18.0
Total assets	$2,174.1	$1,110.4	$3,284.5
Current liabilities:
Accounts payable	$154.4	$—	$154.4
Operating lease liability, current(3)	—	159.5	159.5
Other accrued liabilities	230.7	(7.3)	223.4
Customer deposits	38.6	—	38.6

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
(in millions)	As Reported under Topic 840(1)	Topic 842 (Leases)	As Reported under Topic 842
Current portion of long-term debt	1.3	—	1.3
Total current liabilities	425.0	152.2	577.2
Net long-term debt	321.3	—	321.3
Deferred income taxes	16.7	—	16.7
Deferred rent liability	55.4	(55.4)	—
Operating lease liability, net of current portion(3)	—	1,043.1	1,043.1
Other non-current liabilities	44.8	(24.3)	20.5
Total liabilities	863.2	1,115.6	1,978.8
Stockholders’ equity:
Additional paid-in-capital	4,736.7	—	4,736.7
Accumulated deficit(4)	(3,425.8)	(5.2)	(3,431.0)
Total stockholders’ equity	1,310.9	(5.2)	1,305.7
Total liabilities and stockholders’ equity	$2,174.1	$1,110.4	$3,284.5

(1)
Incorporates adoption of Topic 606.

(2)
Upon adoption, we recognized an operating lease ROU asset on the consolidated balance sheet. In conjunction with this recognition, we reclassified to operating lease ROU asset the amount of prepaid rent from prepaid expenses, deferred/accrued rent, lease incentives and favorable/unfavorable lease rights from current and long-term other liabilities.

(3)
Upon adoption, we recognized an operating lease liability of $1.2 billion on the consolidated balance sheet, which was recorded within current and long-term lease liabilities.

(4)
Upon adoption, we recognized a cumulative adjustment of $5.2 million, increasing the opening balance of accumulated deficit. The adjustment reflects the impairment of the ROU asset at adoption for certain stores with significantly reduced sales and cash flows in the periods leading up to the transition date. In fiscal 2018, considering the impairment indicators that prevailed at that time, we tested the store related asset group, which prior to the adoption of Topic 842 was predominately comprised of leasehold improvements, for recoverability under Topic 360 and concluded that they were impaired. Upon adoption of Topic 842, we recognized an ROU asset for all store leases and included it within each store’s related asset group. We performed an initial screen test to identify indicators of potential impairment as of the transition date and considered whether impairment indicators were present. For those stores where indicators were present, including stores for which a prior impairment had been recorded, we proceeded to test these stores for cash flow recoverability and calculated the impairment losses, if applicable. As the conditions that led to the recognition of adoption-date impairment of ROU assets arising from existing operating leases existed before October 2, 2019, we recorded the impairment related charges to the opening accumulated deficit.

Our operating leases are as follows (in millions):
	September 29, 2020	September 28, 2021
Operating lease ROU asset	$1,297.4	$1,320.9
Operating lease liability, current portion	$247.4	$241.6
Operating lease liability, net of current portion	1,190.7	1,189.4
Total operating lease liabilities	$1,438.1	$1,431.0
The components of lease costs are as follows (in millions):
	Fiscal 2020	Fiscal 2021
Operating lease cost	$360.0	$343.9
Short-term lease cost	7.7	7.1
Variable lease cost	93.5	98.2
Total lease cost	$461.2	$449.2
Lease costs of $458.9 million and $2.3 million were recognized in cost of sales and general and administrative expense, respectively, on the consolidated statement of operations for fiscal 2020.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Lease costs of $448.6 million and $0.6 million were recognized in cost of sales and general and administrative expense, respectively, on the consolidated statement of operations for fiscal 2021. Impairment loss on operating lease rights of use assets of $9.5 million and $4.7 million was recognized in cost of sales within the consolidated statement of operations during fiscal 2020 and fiscal 2021, respectively. For additional information, see Note 5—Fair Value Measurements.
Sublease income was not material to us for fiscal 2020 and fiscal 2021.
For a discussion of our finance leases, see Note 4—Long-term Debt.
Supplemental cash flow information related to our leases is as follows (in millions):
	Fiscal 2020	Fiscal 2021
Cash paid for operating leases	$279.9	$359.2
ROU asset obtained in exchange for new operating lease liabilities(1)	$321.5	$233.0

(1)
This amount for fiscal 2020 represents activity during fiscal 2020 and does not include Topic 842 implementation impact.

The weighted-average remaining lease term and weighted-average discount rates related to the operating leases recorded on our consolidated balance sheet are as follows:
	September 29, 2020	September 28, 2021
Weighted-average remaining lease term (years)	6.4	6.1
Weighted-average incremental borrowing rate	11.3%	8.7%
The maturity of lease liabilities under non-cancellable operating leases as of September 28, 2021 (in millions) are as follows:
Fiscal Year
2022	$348.6
2023	361.6
2024	296.1
2025	232.5
2026	196.7
Thereafter	384.1
Total lease payments	1,819.6
Less: imputed interest	388.6
Total operating lease liabilities	1,431.0
Less: current operating lease liabilities	241.6
Total non-current operating lease liabilities	$1,189.4
We also entered into agreements to lease additional retail stores, which have not yet commenced as of the end of the fiscal year. Accordingly, the total undiscounted lease payments under these agreements amounted to $17.7 million and are not included in the table above.
Prior period (under Topic 840)
For fiscal 2019, lease costs of $538.2 million and $4.4 million were recognized in cost of sales and general and administrative expense, respectively, on the consolidated statement of operations for fiscal 2019 under the previous lease accounting standard (Topic 840). The future minimum lease payments under non-cancellable operating leases as of October 1, 2019 under the previous lease accounting standard were as follows (in millions):

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Fiscal Year
2020	$359.0
2021	336.4
2022	311.6
2023	276.0
2024	231.5
Thereafter	541.1
Total	$2,055.6
Note 7—Revenue
Revenue Recognition
We recognize revenue under ASU No. 2014-09, Revenue Recognition—Revenue from Contracts with Customers (“Topic 606”). Sales are recorded net of returns and reflect sales of merchandise plus other services provided, such as installation, shipping, and delivery services. We recognize a sale when the obligations under the terms of the contract with the customer are satisfied, which is when control of the product has transferred to the customer. Transferring control of each product sold is considered a separate performance obligation. We transfer control and recognize a sale when the customer receives the product. Each unit sold is considered an independent, unbundled performance obligation. We do not have any additional performance obligations other than product sales that are material in the context of the contract. We also offer assurance type warranties on certain of our products, which is not accounted for as separate performance obligations under the revenue model.
Sales include fees collected for delivery services and are recorded net of returns. Payment is typically due when the order is made. Customer deposits collected prior to the delivery of merchandise are recorded as a contract liability and are presented separately within “customer deposits” on the consolidated balance sheet. Substantially all of the customer deposits held at the beginning of the fiscal year relate to performance obligations satisfied during the fiscal year and are therefore recognized in revenue for the current fiscal year. Customer financing costs paid by us are recorded as a reduction of revenue. Net revenue is recognized net of the sales tax collected from customers and remitted to various taxing jurisdictions.
The transaction price is measured as the amount of consideration we expect to receive in exchange for transferring goods. We provide our customers with a comfort satisfaction guarantee whereby the customer may receive a refund or exchange the original mattress for a replacement of equal or similar quality for a specified period (currently 120 days) after the original purchase date and, in some cases, subject to a restocking fee. Mattresses returned under this policy are reconditioned pursuant to applicable state laws and regulations and resold as used merchandise, primarily through our clearance center store. We accrue a liability for the estimated costs, net of estimated restocking fees, for returned merchandise at the time the sale is recorded based upon historical experience. We regularly assess and adjust the estimated liability by updating return rates based on actual trends and projected return costs.
We also offer third-party extended warranty services for certain products. Under these arrangements, we function as the agent. These types of warranties provide the customer with a service in addition to the assurance that the product complies with agreed-upon specifications. Therefore, these arrangements are considered service-type warranties. This additional service is not performed by us. Rather, our performance obligation is solely to arrange for the provision of services by another party. We do not control any aspect of the extended warranty procedures, including determining the scope of the service to be provided, the timeframe for delivery of service, or the dollar value of refunds. The third party has the authority to control and direct the administration of service obligations under these extended warranties and bears all the risks associated with these services. Because we act as an agent in these arrangements, we recognize revenue for extended warranty sales net of all associated costs.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We may also be responsible for manufacturer assurance-type warranties under certain of our supply agreements. The customer is not charged a fee for this warranty coverage. The manufacturer warranty provides the customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications and therefore, does not represent a performance obligation. As such, these are not accounted for as revenue arrangements under Topic 606.
In certain jurisdictions, we are subject to certain non-income taxes, including sales tax and other similar taxes. We elected the practical expedient within Topic 606 related to sales taxes that are assessed by a governmental authority, which allows for the exclusion of sales tax from the transaction price. These taxes are excluded from the transaction price and, therefore, from revenue. We elected to account for shipping and handling activities as a fulfillment cost as permitted by Topic 606. Accordingly, we reflect all amounts billed to customers for shipping and handling in revenue and the costs of fulfillment in cost of sales.
On October 3, 2018, we adopted Topic 606, using the modified retrospective approach and applying this approach to contracts not completed as of the date of adoption. The adoption of the standard primarily resulted in us establishing a refund liability and a right of return asset for sales returns.
With our adoption of Topic 606, we recognized a right of return asset for the right to recover the products returned by the customer and a refund liability for the gross amount we expect to return to the customer. The liability for sales returns and exchanges is included in other accrued liabilities and the right of return asset is included in current assets. A cumulative effect of the adoption of Topic 606 resulted in a $26.0 million decrease in the opening balance of retained earnings, the addition of a $23.9 million current asset related to the right to recover merchandise returned, and a $49.9 million revenue related adjustment to record deferred revenue.
Our right of return asset was $22.0 million and $28.5 million and refund liability reserves were $47.0 million and $66.4 million as of fiscal 2020 and fiscal 2021, respectively.
The following table disaggregates our net revenue by operating segment, which we believe provides a meaningful depiction of the nature of its net revenue.
	Fiscal 2019		Fiscal 2020		Fiscal 2021
	(in millions, except percentages)
Brick and Mortar	$2,752.3	92.9%	$2,942.5	90.4%	$4,056.8	92.3%
Digital	113.7	3.8%	263.7	8.1%	305.5	7.0%
Other Business(1)	96.3	3.3%	50.4	1.5%	30.6	0.7%
Total net revenue	$2,962.3	100.0%	$3,256.6	100.0%	$4,392.9	100.0%

(1)
Other Business primarily includes Events & Expositions (“E&E”), Commercial Sales, and Customer Fundraising Solutions (“CFS”) as well as franchise fees and royalty income.

Substantially all of our identifiable assets are located in the United States. We do not have sales outside the United States, nor does any customer represent more than 10 percent of net revenue for any period presented.
Franchise Fees and Royalty Income
We grant franchise rights to private operators to operate Mattress Firm branded stores for a term of generally 20 to 30 years on a market-by-market basis. We provide standard operating procedure manuals, the right to use systems and trademarks, assistance in site locations of stores and distribution centers, training and support services, and advertising materials to our franchisees. We are entitled to a nonrefundable initial franchise fee that is amortized over the life of the agreement. In addition, we earn ongoing royalties based on a percentage of gross franchisee sales, payable twice a month, which are recognized in income during the period that sales are recognized by the franchisees.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We evaluate the credentials, business plans, and the financial strength of potential franchisees before entering into franchise agreements and before extending credit terms for franchise fee and royalty payments. Concentrations of credit risk with respect to accounts receivable with franchisees, after considering existing allowances for doubtful accounts, are considered by management to be limited as a result of the small size of the franchisee network relative to company-operated stores and the years of experience with the current franchisee owners. We have not granted any new franchises since fiscal 2016. We have the right, under the terms of the franchise agreements, to assume the operations of franchisees that do not comply with the conditions of the franchise agreement, including a default on the payments owed to us. In such instances, the assumption may involve purchase consideration in the form of cash and the assumption of certain franchisee obligations, including obligations to us. Franchise receivables had a balance of $1.5 million and $1.1 million as of September 29, 2020 and September 28, 2021, respectively, with a corresponding reserve of $1.1 million and $0.2 million as of September 29, 2020 and September 28, 2021, respectively. Franchise fees and royalty revenue totaled $3.3 million, $3.5 million and $4.6 million for the years ended October 1, 2019, September 29, 2020 and September 28, 2021, respectively.
We had 117 stores operated by 14 franchisees across the U.S., as of October 1, 2019, 90 stores operated by 11 franchisees across the U.S., as of September 29, 2020 and 83 stores operated by 9 franchisees across the U.S., as of September 28, 2021.
Note 8—Income Taxes
Income tax (benefit) expense consists of the following (in millions):
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Current:
Federal	$(1.0)	$(0.2)	$36.1
State	1.7	2.4	7.5
Total current tax	0.7	2.2	43.6
Deferred:
Federal	(23.8)	45.0	(20.7)
State	(21.0)	(1.5)	(5.3)
Total deferred tax	(44.8)	43.5	(26.0)
Total income tax (benefit) expense	$(44.1)	$45.7	$17.6
The differences between the effective tax rate reflected in the provision for income taxes on income before taxes and the statutory federal rate is as follows (in millions, except for percentages):
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Reconciliation of rate of taxation:
Income tax expense (benefit) at federal statutory rate of 21%	$(212.1)	$36.0	$(31.0)
State tax expense (benefit), net of federal income tax effect	(37.0)	7.0	(9.5)
State rate change	(6.4)	6.7	(1.4)
Federal valuation allowance	147.1	8.1	39.5
State valuation allowance	21.3	(10.8)	12.6
Non-deductible goodwill	30.7	—	6.5
Other adjustments	12.3	(1.3)	0.9
Total income tax expense (benefit)	$(44.1)	$45.7	$17.6
Effective income tax rate	4.4%	26.7%	(11.9)%

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The effective tax rate was 4.4%, 26.7% and (11.9)% for fiscal 2019, fiscal 2020 and fiscal 2021, respectively. Significant items impacting the fiscal 2021 effective tax rate include the November 2020 debt refinancing, valuation allowance placed on deferred tax assets, and goodwill impairment. Significant items impacting the fiscal 2020 effective tax rate include: additional valuation allowance required as a result of the CARES Act (discussed in detail below) requiring the fiscal 2018 net operating loss (“NOL”) carryforward to be limited to a 20 year period, rather than an indefinite carryforward, and the change in the estimated timing of when certain deferred tax balances related to our debt structure would impact future periods. Significant items impacting the fiscal 2019 effective tax rate include a book impairment of goodwill and valuation allowances placed on certain deferred tax assets that are expected to expire unutilized.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The significant components of our deferred tax assets and liabilities are as follows (in millions):
	September 29, 2020	September 28, 2021
Deferred tax assets:
Allowance for doubtful accounts	$0.5	$0.3
Inventory	1.9	2.4
Accrued liabilities and reserves	16.6	20.4
Other non-current liabilities	17.5	25.6
Tax credits and contribution carryforward	1.7	1.1
Net operating loss carryforwards	250.3	272.6
Goodwill	91.3	76.4
Amortizable intangible assets	25.7	22.7
Lease liability	359.2	360.3
Disallowed interest expense	107.4	127.7
Valuation allowance	(391.8)	(441.3)
Total deferred tax assets	480.3	468.2
Deferred tax liabilities:
Non-amortizing intangible assets	(147.7)	(148.0)
Operating lease ROU asset	(330.2)	(331.0)
Property and equipment	(11.4)	(17.8)
Other current assets	(4.6)	(5.6)
Loan discount	(46.6)	—
Total deferred tax liabilities	(540.5)	(502.4)
Net deferred tax liability	$(60.2)	$(34.2)
In fiscal 2019, we determined that the Chapter 11 restructuring and related ownership change was subject to Section 382 of the Internal Revenue Code which limited the future use of certain of our tax attributes to $2.3 million per year.
We generated significant NOLs prior to fiscal 2020. We expect that $423.0 million of NOLs with a finite carryforward period generated in fiscal years prior to fiscal 2018, as well as contribution carryforwards of $3.8 million, will expire unused. During fiscal 2018, we generated a NOL of $352.1 million that is limited to a 20 year carryforward under the CARES Act and is expected to expire unused. In fiscal 2019, we generated a NOL of $83.5 million that will be carried forward indefinitely, of this amount $27.7 million is subject to Section 382 and is expected to expire unused and the remainder is expected to be utilized by tax year 2021.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The TCJA also expanded the Section 163(j) interest limitation for tax years beginning after December 31, 2017. We incorporated the 30% adjusted taxable income limitation when considering the amount of disallowed interest expense that will be realizable in the future. The CARES Act (further detailed below) temporarily increases the allowable interest deduction to 50% of adjusted taxable income for tax years beginning on or after both January 1, 2019 and 2020.
The CARES Act was enacted on March 27, 2020, and includes the following relief, among others:
•
Amended federal tax laws to permit 100% bonus depreciation for eligible qualified improvement property placed in service by the taxpayer after December 31, 2017 and before January 1, 2023.

•
Eliminated the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in tax years beginning in 2018, 2019 or 2020. The 80% limitation is reinstated for tax years after 2020.

•
Increased the net interest expense deduction limit to 50% of adjusted taxable income from 30% for tax years beginning on or after both January 1, 2019 and 2020.

•
Allowed taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credit instead of recovering the credit through refunds over a period of years, as originally enacted by the TCJA in 2017.

As discussed above, the CARES Act specified that the fiscal 2018 NOL will be limited to a 20 year carryforward instead of an indefinite life as previously accounted for under the TCJA. Consequently, the expected NOL utilization decreased by $70.4 million, and we therefore recognized $14.8 million deferred tax expense in the second quarter of fiscal 2020. We also deferred $19.1 million of the employer’s fiscal 2020 share of social security taxes, with the first half to be paid in December of 2021 and the second half to be paid in December of 2022.
On July 28, 2020, the Treasury Department released final regulations (“Final Regulations”) with guidance on applying the limitations on the deductibility of business interest expense (“BIE”) under Section 163(j), which had been significantly modified by the TCJA and then temporarily modified by the CARES Act. The Final Regulations exclude debt issuance costs from the BIE calculation and allow for companies to amend their prior year tax returns accordingly. As such, we increased our Section 382 limited fiscal 2019 NOL by $1.9 million and its post-ownership change NOL by $10.1 million.
We evaluate the realizability of our deferred tax assets on a quarterly basis. We performed an analysis of all available evidence, both positive and negative, consistent with the provisions of ASC paragraph 740-10-30-17 Establishment of a Valuation Allowance for Deferred Tax Assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These estimates of future taxable income inherently require significant judgment. To the extent it is considered more likely than not that a deferred tax asset will not be recovered, then a valuation allowance is established. As a result of being in a cumulative loss position, we did not rely on forecasted operating earnings due to the subjective nature of forecasts. Therefore, after weighing both the positive and negative evidence available, we determined that various deferred tax assets will more than likely not be realized, and we continue to record a valuation allowance.
We and our subsidiaries are included in a consolidated income tax return in the U.S. federal jurisdiction and file separate income tax returns in several states. As of September 28, 2021, open tax years in federal and some state jurisdictions date back to 2018 and 2017, respectively. During fiscal 2019, we and our subsidiaries completed an income tax examination by the Internal Revenue Service of fiscal years 2014, 2015 and 2016 without any adjustment to the taxable income reported.
The determination of the consolidated provision for income taxes, deferred tax assets and liabilities and related valuation allowance requires management to make judgments and estimates. Although management believes that its tax estimates are reasonable, the ultimate tax determination involves

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
significant judgments that could become subject to audit by tax authorities in the ordinary course of business, as well as the generation of sufficient future taxable income. We do not have any uncertain tax positions recorded.
The following table is a rollforward of the deferred tax asset valuation allowance (in millions):
	Fiscal 2020	Fiscal 2021
Balance at beginning of fiscal year	$(390.8)	$(391.8)
Additional allowances	(1.0)	(49.5)
Balance at end of fiscal year	$(391.8)	$(441.3)
Note 9—Other prepaid expenses and other current assets
Other prepaid expenses and other current assets consist of the following (in millions):
	September 29, 2020	September 28, 2021
Right of return asset	$22.0	$28.5
Software and hardware maintenance	13.2	19.8
Insurance and employee benefits	8.8	5.7
Space rental and booth set-up	0.6	1.8
Other current assets	3.3	6.2
Total	$47.9	$62.0
Note 10—Other Accrued Liabilities and Other Non-current Liabilities
Other accrued liabilities consist of the following (in millions):
	September 29, 2020	September 28, 2021
Sales returns and exchanges	$49.6	$66.4
Advertising	35.2	85.4
Bonus	30.8	31.9
Sales and property tax	26.5	29.1
Other accrued operating expense	24.3	41.4
Insurance and insurance premiums	21.6	21.5
Employee wages, payroll taxes & withholdings	10.3	30.9
Real property tax	9.4	9.4
Vacation	7.5	6.4
Product warranty	5.4	6.0
Interest	5.7	0.7
Legal	4.7	7.2
Severance	1.4	3.4
Total	$232.4	$339.7

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Other non-current liabilities consist of the following (in millions):
	September 29, 2020	September 28, 2021
Product warranty	14.0	17.3
Deferred payroll tax	12.1	9.5
Deferred vendor incentives	2.7	2.9
Long-term incentive and deferred compensation plans	0.4	16.3
Total	$29.2	$46.0
Note 11—Stockholders Equity
As of both September 29, 2020 and September 28, 2021, our authorized, issued, and fully paid stockholders’ equity was comprised of 19,960 common shares and 202.4 treasury shares. All shares had a nominal par value of $0.01 per share. Each common share carries one vote and treasury shares are nonvoting.
In fiscal 2019, we issued 9,960 shares of common stock to the Lender Stockholders equivalent to 49.9% of total outstanding voting stock. The remaining 50.1% of our outstanding voting stock is owned by Steenbok. No changes to common stock occurred in fiscal 2020 and fiscal 2021. The equity is subject to 10% dilution for a management incentive plan upon an exit event. See Note 15—Stock-Based Compensation for additional information. Additionally, in fiscal 2019 debt associated with the principal and interest of our intracompany debt facilities was converted to equity, resulting in a $3.4 billion conversion to equity.
On September 24, 2021, we paid a $1.2 billion dividend on our shares of common stock outstanding on such date, which equaled $60,141 per share. As directed by the Lender Stockholders, $14.6 million was withheld from the dividend to fund additional director fees.
Note 12—Commitments and Contingencies
We are subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of those matters will have a material adverse effect on our balance sheet, results of operations, or cash flows.
The majority of the $4.7 million and $7.2 million in legal reserves at September 29, 2020 and September 28, 2021, respectively, arose out of employment matters and commercial disputes, including expected payments to employees following a wage and hour compliance audit and purported class action employment cases pending in various jurisdictions.
Note 13—Concentration of Risk
Financial instruments that potentially subject us to concentrations of risk are primarily cash and cash equivalents and accounts receivable. Information with respect to the credit risk associated with accounts receivable is described in Note 1—Significant Accounting Policies.
We currently rely on Tempur Sealy International, Inc. (“TSI”) and Serta Simmons Bedding as primary suppliers of branded mattresses and bases. Collectively, purchases of products from these manufacturers accounted for 63.1%, and 64.4% of our bedding products costs for fiscal 2020 and fiscal 2021, respectively. There are no other vendors that individually represent more than 10% of our product costs for fiscal 2020 and fiscal 2021.
We place our cash deposits with financial institutions. At times, such amounts may be in excess of the federally insured limits. Management believes the financial strength of the financial institutions minimizes the credit risk related to our deposits.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 14—Related-Party Transactions
Our immediate parent company is Steenbok, which owned 50.1% of our outstanding common stock at September 29, 2020 and September 28, 2021. See Note 1—Significant Accounting Policies for additional information on changes in ownership that occurred during fiscal 2019. As a result of the Chapter 11 filing and in fiscal 2019, all intracompany debt was repaid or converted to equity, a payment of $83.5 million was made to Steinhoff International as repayment of an $80 million loan plus $3.5 million of accrued interest, and a payment of $3.7 million for fees was made to SEAG.
As part of our Chapter 11 restructuring and related conditions, in fiscal 2019, borrowings under the outstanding intra-group loan agreement were contributed to capital, and we paid the Steinhoff Group letter of credit guarantee fees in the amount of $0.1 million and a restructuring reimbursement in the amount of $2.2 million. Additionally, in fiscal 2019, we paid $0.3 million to the Steinhoff Group for sourcing services.
Steinhoff International acquired 80% of Sherwood Bedding Group (“Sherwood”) on July 1, 2017. In fiscal 2020, the interest in Sherwood was sold to TSI and therefore was no longer a related party to us. During fiscal 2019, we purchased $112.6 million in inventory from Sherwood. In fiscal 2020, prior to its sale, we purchased $26.3 million in inventory from Sherwood.
See Note 4—Long-term Debt for additional information on the 2018 PIK Loan.
There were no other significant related party transactions in fiscal 2019, fiscal 2020, or fiscal 2021.
Note 15—Stock-Based Compensation
Effective July 8, 2019, we implemented the 2019 Omnibus Incentive Plan (the “Plan”). The Plan provides for broad-based incentive grants to eligible officers, employees, and non-employee members of the Board (“NEDs”). The Plan permits the granting of stock options, stock appreciation rights, stock awards, restricted stock units (“RSUs”), performance awards, and Phantom PIK loan awards at the discretion of the Compensation Committee of the Board (the “Committee”). As of September 28, 2021, the maximum number of shares of common stock that could be granted under the Plan was 2,281.3 shares to officers and employees and 318.8 shares to NEDs. Shares of common stock available for issuance under the Plan to officers and employees were 1,072.2, 755.4 and 691.2 as of October 1, 2019, September 29, 2020 and September 28, 2021, respectively. There were no shares available for issuance to NEDs as of September 29, 2020 and September 28, 2021.
On September 24, 2021, we paid a $1,200.4 million dividend to our common stockholders. Concurrently, a discretionary performance bonus of $135.3 million was paid to eligible current and former employees in recognition of efforts made to emerge from bankruptcy and our post-restructuring transformation and a $14.6 million payment of additional fees was paid to certain members of our board, both of which were made in lieu of any adjustment to outstanding RSU awards. We accounted for the payments as a Type III (improbable-to-probable) modification and partial cash settlement of the outstanding RSU awards. We recognized $11.8 million as the proportionate amount of grant date fair value of the awards as compensation expense which is included in special bonus and director fees on the consolidated statement of operations for fiscal 2021. There was no change in the grant date fair value of the awards as a result of the modification. The remaining awards continue to be deemed improbable of vesting and any additional compensation expense will be recognized when vesting is deemed probable.
Stock Options
Stock options may be granted under the Plan in the form of either Incentive Stock Options or Non-qualified Stock Options. Each stock option entitles the holder to purchase shares of common stock and is typically exercisable for 10 years. Compensation expense is recorded over the related service period based on the grant-date fair value.
In fiscal 2019 and fiscal 2021, respectively, we granted 33.8 and 11.3 stock options to NEDs that are fully vested and exercisable. No stock options were granted in fiscal 2020. We had $0.9 million and

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
$0.2 million of stock-based compensation expense related to NEDs stock option awards recognized in fiscal 2019 and fiscal 2021, respectively. We had no stock-based compensation expense related to NEDs stock option awards in fiscal 2020. Stock-based compensation expense is recorded in general and administrative expenses in the consolidated statement of operations.
The following table summarizes stock option activity (in thousands, except for shares and years):
	Award quantity	Grant date fair value (in thousands)	Weighted Average Remaining Life (Years)	Estimated Aggregate Value (in thousands)
Options granted	33.8	$25.9	10.0	$873.2
Options exercised	—	—	—	—
Options forfeited	—	—	—	—
Balance, October 1, 2019	33.8		9.8	873.2
Vested as of October 1, 2019	33.8			873.2
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options forfeited	—	—	—	—
Balance, September 29, 2020	33.8		8.8	873.2
Vested as of September 29, 2020	33.8			873.2
Options granted	11.3	20.3	—	229.1
Options exercised	—	—	—	—
Options forfeited	—	—	—	—
Balance, September 28, 2021	45.1		8.1	$1,102.3
Vested as of September 28, 2021	45.1			$1,102.3
The estimated aggregate value is calculated as the product of the grant date fair value of the underlying stock options and the outstanding number of stock options.
The fair value of stock options granted was estimated using the following assumptions:
	Fiscal 2019	Fiscal 2020(1)	Fiscal 2021
Expected terms (in years)	10	0	10
Expected volatility	44.0%	—%	47.0%
Expected dividend yield	—%	—%	—%
Risk-free interest rate	1.80%	—%	0.81%
Weighted average grant date fair value	$25,850	$0	$20,344

(1)
Fiscal 2020 did not have any options granted.

Stock Appreciation Rights
The Committee may grant stock appreciation rights (“SARs”) to employees and officers under the Plan which entitles the holder to receive, upon exercise, either shares of common stock (which may be restricted stock) or to the extent set forth in the applicable agreement, cash or a combination thereof, with an aggregate value equal to the excess of the fair market value of one share of common stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs that are exercised. The SAR is typically exercisable for 10 years. The Committee may, in its discretion, establish performance measures that shall be satisfied or met as a condition to the grant of SARs or to the exercisability of all or a portion of SARs. We have not granted any SAR awards since the inception of the Plan.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Stock Awards
Stock awards may be granted to eligible employees, officers or NEDs selected by the Committee. The agreement relating to the stock award shall specify whether the stock award is a restricted stock award, an RSU, or other type of stock award. The Committee may, in its discretion, establish performance measures that shall be satisfied or met as a condition to the grant, vesting or exercisability of all or a portion of the stock award. Each RSU that becomes vested entitles the holder to one share of common stock, or, in lieu thereof, cash payment equal to the fair market value of such share of common stock. In either case, following the first to occur of the consummation of a sale of us or an initial public offering, provided that such event occurs on or prior to November 21, 2025 (the “RSU Settlement Condition”). To the extent that the RSU Settlement Condition does not occur on or prior to November 21, 2025, all vested and unvested RSUs will be automatically forfeited and cancelled.
Fifty percent of the RSUs granted to employees and officers have performance-based vesting conditions based solely upon the attainment of pre-determined goals relative to our enterprise value at the time of an exit event subject to the holder’s continued employment with us throughout the effective date of the applicable exit event. Performance-vesting RSUs are not considered outstanding stock at the time of grant, as the holders of these RSUs are not entitled to any of the rights of a stockholder, including voting rights or dividend rights. Management does not have the ability to determine the probability that the performance condition will be satisfied. As a result, the compensation expense related to the performance condition will not be recorded until such time that management may be able to perform such assessment, until an exit event has occurred or until the transaction is consummated. As of September 29, 2020 and September 28, 2021, the total number of performance-vesting RSUs granted, net of forfeitures, was 738.6 and 765.9, respectively.
Fifty percent of the RSUs granted to employees and officers and all RSUs granted to NEDs have time-based vesting conditions and vest over a period of pre-determined dates that are typically within 3 to 4 years from the date of grant. Time-vesting RSUs are not considered outstanding stock at the time of grant, as the holders of these RSUs are not entitled to any of the rights of a stockholder, including voting rights. Each RSU that becomes vested entitles the holder to one share of common stock, or, in lieu thereof, cash payment equal to the fair market value of such share of common stock; in either case, following the first to occur of the consummation of a sale of us or an initial public offering, provided that such event occurs on or prior to November 21, 2025 (the RSU Settlement Condition). In fiscal 2021, we did not record any stock-based compensation expense related to time-vested RSUs as management does not have the ability to determine the probability that the performance condition will be satisfied. The total number of time-vesting RSUs granted, net of forfeitures, was 1,061.1 and 1,097.9 as of September 29, 2020 and September 28, 2021, respectively.
We account for RSUs based upon the fair value of the equity instrument issued on their grant date. Fair value is assessed utilizing a combination of the discounted cash flow and market approach methods.
The following assumptions were used in applying these methods:
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Discount rate	10.6 to 10.7%	10.8 to 15.5%	11.7% to 12.2%
Tax rate	25.5%	25.5%	25.5%
Long-term growth rate	2.5%	2.5%	2.5%
Discount for lack of marketability	11.0%	11.0%	11.0%

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The following summarizes the RSUs activity:
	Award quantity	Weighted Average Exercise Price (in thousands)	Weighted Average Remaining Life (Years)	Estimated Aggregate Value (in thousands)
Awards granted−employees	1,209.1	$37.0	3.3	$44,736.7
Awards granted−NEDs	273.8	38.1	3.3	10,431.8
Awards exercised	—	—	—	—
Awards forfeited	—	—	—	—
Balance, October 1, 2019	1,482.9			55,168.5
Vested as of October 1, 2019	—			—
Awards granted−employees	772.2	34.2	3.0	26,409.2
Awards granted−NEDs	—	—	—	—
Awards exercised	—	—	—	—
Awards forfeited	(455.4)	37.0	—	(16,849.8)
Balance, September 29, 2020	1,799.7		2.6	64,727.9
Vested as of September 29, 2020	297.7	37.3		11,104.2
Awards granted−employees	141.4	36.3	3.0	5,132.8
Awards granted−NEDs	—	—	—	—
Awards exercised	—	—	—	—
Awards forfeited	(77.3)	36.3	—	(2,806.0)
Balance, September 28, 2021	1,863.8		1.68	$67,054.7
Vested as of September 28, 2021	537.1	$36.3		$19,496.7
Performance Awards
Performance awards may be granted to eligible employees, officers or NEDs selected by the Committee. Performance awards grant the holder the right to receive an amount of cash, shares of common stock, or a combination of both, contingent upon the attainment of specified performance measures with a specified performance period as determined by the Committee. We have not granted any performance awards since the inception of the Plan.
Phantom PIK Loan Awards
The Plan offers a Phantom PIK award that entitles the holder to a cash incentive opportunity under a PIK Loan issued plus premiums, if any, and accruing deemed interest, compounding semi-annually from the later of November 21, 2018 or the employee/NED start date until the date of the payment at a rate equal to 15.0% per annum. Phantom PIK awards have time-based vesting conditions and vest over a period that is typically within three to four years from the date of grant. Upon the earlier to occur of (i) November 21, 2023 and (ii) a sale of us (the “PIK Settlement Condition”), the holder will be entitled to a cash payment equal to the amount accrued with respect to the vested portion of the Phantom PIK award, provided that the 2018 PIK Loan is fully paid at such time or upon a prior acceleration. The aggregate initial principal value of the Phantom PIK awards granted under the Plan, determined as of the date of grant, shall not exceed (i) with respect to our officers and employees, $16.9 million, and (ii) with respect to NEDs, $2.0 million. In fiscal 2019, fiscal 2020 and fiscal 2021, Phantom PIK awards granted to employees totaled $8.9 million, $11.8 million and $12.2 million, respectively, and in fiscal 2019 Phantom PIK awards granted to NEDs totaled $1.8 million. In accordance with ASC Topic 450, Contingencies (“Topic 450”), the initial principal value of the Phantom PIK awards are expensed ratably over the vesting period. In fiscal 2019, fiscal 2020 and fiscal 2021, we recorded compensation expense

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
related to Phantom PIK awards of $1.3 million, $2.9 million and $2.9 million, respectively, and interest expense of $0.8 million, $1.7 million and $0.2 million, respectively. As of September 28, 2021, the Phantom PIK awards totaled $12.4 million and were included as non-current liabilities on the consolidated balance sheet.
Note 16—Earnings per Share
Basic net income (loss) per common share is computed by dividing the net income (loss) applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, adjusted to reflect potentially dilutive securities using the treasury stock method for stock option awards. Diluted net income (loss) per common share adjusts basic net income (loss) per common share for the effects of stock options and other potentially dilutive financial instruments only in the periods in which such effect is dilutive.
The following table sets forth the computation of basic and diluted income (loss) per common share:
	Fiscal 2019	Fiscal 2020	Fiscal 2021
(Loss) income (in millions):
(Loss) income available to common stockholders− basic	$(965.8)	$125.6	$(165.1)
(Loss) income available to common stockholders− diluted	$(965.8)	$125.6	$(165.1)
Shares:
Weighted average number of common shares outstanding−basic	18,619	19,960	19,960
Net effect of dilutive stock options based on the treasury stock method	—	13	—
Weighted average number of common shares outstanding−diluted	18,619	19,973	19,960
Basic (loss) income per common share	$(51,871)	$6,293	$(8,272)
Diluted (loss) income per common share	$(51,871)	$6,288	$(8,272)
We had 33.8 outstanding stock options to purchase common stock at weighted average exercise prices of $22,207 per share as of October 1, 2019 and September 29, 2020, and 45.1 outstanding stock options to purchase common stock at weighted average exercise prices of $25,655 per share as of September 28, 2021, which have time-vesting criteria that have been met. The dilutive effect of these awards have been included in the diluted income per share for fiscal 2020. The diluted weighted average common shares outstanding for fiscal 2019 and fiscal 2021 exclude stock options for the purchase of 33.8 and 45.1 shares, respectively, of common as their inclusion would be anti-dilutive due to our net loss positions for these periods.
We had 1,482.9, 1,799.7, and 1,326.7 unvested restricted shares and performance stock units issued as of October 1, 2019, September 29, 2020 and September 28, 2021, respectively, which have performance, market and/or time-vesting criteria. Any dilution is derived only for the time frame in which the vesting criteria had been met and where the inclusion of those restricted shares and units is dilutive. The conditions for these awards had not been met as of September 28, 2021, and, therefore, these awards have not been included in the calculation of diluted earnings per share for fiscal 2021.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 17—Supplemental Statement of Cash Flow Information
Supplemental information to the statement of cash flows is as follows (in millions):
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Interest paid(1)	$1.9	$57.2	$142.3
Income taxes (refund) paid	1.2	(28.1)	49.4
Unpaid liabilities for capital expenditures	(1.6)	(0.4)	4.0
Investment in performance warrants	—	—	1.1

(1)
Fiscal 2021 includes $90.5 million cash payment of paid-in-kind interest deferred in fiscal 2019 and fiscal 2020, paid in connection with the extinguishment of the 2018 Loans in November 2020. See Note 20—Restatement of Previously Issued Consolidated Statement of Cash Flows for further details.

Noncash Investing and Financing Activities
In fiscal 2019, as a result of our debt restructuring, our intragroup debt of $3.4 billion was converted to equity.
Refer to Note 14—Related-Party Transactions for related party inventory purchases made during fiscal year 2019.
Note 18—Segments
Our operations consist of one reportable segment for the sale of mattresses and bedding-related products across the United States through our three operating segments: B&M, Digital and Other Business, as an omni-channel retailer. Our chief operating decision maker reviews the results of operations and makes decisions regarding the allocation of resources at the operating segment level.
We are an omni-channel retailer offering an extensive assortment of mattresses and bedding accessories to customers in our B&M stores, on our websites, and through our Other Business operations. Our omni-channel platforms allow our customers to connect with our brands and have a seamless shopping experience, regardless of the channel through which they shop with us. We view our stores, eCommerce, and Other Business operations in an integrated and fundamentally inseparable manner that is reflected in the way we plan and manage the business. For example:
•
Our eCommerce websites allow customers to locate products they are looking at online in B&M stores, so they can experience the look and feel of the product before purchasing it;

•
The merchandise assortment, pricing, and margins offered online are similar to those offered by our stores with more products available online than in a store;

•
Our marketing and promotional activities are consistent across channels, so the customer shopping experience online is consistent with the customer experience in store, including the use of coordinated signage and content, promotions and advertising;

•
Our omni-channel strategy enables us to fulfill customer demand from the same distribution centers; and

•
Online resources allow customers to research products prior to visiting our stores in-person.

A reportable segment is an operating segment or an aggregation of two or more operating segments that contain similar economic characteristics. The B&M, Digital, and Other Business operating segments are aggregated into a single reportable segment after giving effect to the omni-channel platforms described above, and as a result of the similar nature of the products sold, types of customers, distribution methodology, and other similar economic characteristics that are expected to continue into future periods.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 19—Subsequent Events
We have evaluated events that occurred subsequent to September 28, 2021 through November 24, 2021, which was the date the consolidated financial statements were available to be issued (except for the restatement of the consolidated statement of cash flows as discussed in Note 20 as to which the date is December 21, 2021).
We have determined there were no material events that occurred during that period that have a bearing on the understanding of these consolidated financial statements.
Note 20—Restatement of Previously Issued Consolidated Statement of Cash Flows
Subsequent to the issuance of the Company’s consolidated financial statements in fiscal 2021, an error was identified related to the inappropriate classification of $90.5 million in deferred paid-in-kind interest related to the 2018 Loans as cash used in financing activities. We have corrected the Company’s statement of cash flows to restate the $90.5 million from cash used in financing cash flows to a reduction in cash flows provided from operating activities. The following table summarizes the impact of the corrections on the statement of cash flows (in millions):
	As Previously Reported	Adjustments	As Restated
Deferred paid-in-kind interest paid on 2018 Term Loan and 2018 PIK Loan	$—	$(90.5)	$(90.5)
Net cash provided by operating activities	543.1	(90.5)	452.6
Repayment of debt and debt repayment premiums	(1,278.4)	90.5	(1,187.9)
Net cash used in financing activities	(735.8)	90.5	(645.3)
Also, the Company corrected Note 17—Supplemental Statement of Cash Flow Information to restate the interest paid in fiscal 2021 from $51.8 million to $142.3 million to include the $90.5 million repayment of deferred paid-in-kind interest.
The Company also corrected Schedule I—Condensed Financial Information of Registrant to restate the portion of the deferred paid-in-kind interest related to the parent company-only condensed statement of cash flows. Refer to Note 9—Restatement of Previously Issued Condensed Statement of Cash Flows within Schedule I.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Condensed Statements of Balance Sheets (in millions)
	September 29, 2020	September 28, 2021
Assets
Current assets:
Intracompany receivable from subsidiary	$568.5	$195.2
Total current assets	568.5	195.2
Deferred tax asset	10.9	38.3
Investment in subsidiary	697.7	—
Total assets	$1,277.1	$233.5
LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
Long term debt, net of discounts and debt issuance costs	$22.1	$—
Investment in subsidiary	—	330.5
Other non-current liabilities	—	12.4
Total liabilities	22.1	342.9
Commitments and contingencies
Total stockholder’s equity (deficit)	1,255.0	(109.4)
Total liabilities and stockholders’ equity	$1,277.1	$233.5
The accompanying notes are an integral part of these condensed financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Condensed Statements of Operations (in millions)
	Fiscal Year Ended
	October 1, 2019	September 29, 2020	September 28, 2021
Operating Expenses:
General and administrative expenses	$7.4	$13.2	$7.8
Special bonus and director fees	—	—	151.9
Total operating expenses	7.4	13.2	159.7
Loss from operations	(7.4)	(13.2)	(159.7)
Other expenses (income):
Interest expense, net	32.2	18.8	3.7
Remeasurement of embedded derivatives	4.6	(68.1)	—
Loss from debt extinguishment	—	—	201.2
Total other expenses (income)	36.8	(49.3)	204.9
(Loss) income before income taxes and share of subsidiary loss (income)	(44.2)	36.1	(364.6)
Income tax (expense) benefit	(27.8)	(9.0)	27.3
Share of subsidiary (loss) income	(893.8)	98.5	172.2
Net (loss) income	$(965.8)	$125.6	$(165.1)
The accompanying notes are an integral part of these condensed financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Condensed Statements of Cash Flows (in millions)
	Fiscal Year Ended
	October 1, 2019	September 29, 2020	As Restated, see Note 9 September 28, 2021
Net cash (used in) provided by operating activities	$(206.7)	$—	$166.6
Net cash provided by investing activities	—	—	1,200.4
Cash flows from financing activities:
Proceeds from common stock issued	152.2	—	—
Proceeds from borrowings	54.6	—	—
Payments of debt issuance costs	(0.1)	—	—
Payment of dividend	—	—	(1,200.4)
Repayment of debt and debt redemption premiums	—	—	(166.6)
Net cash provided by (used in) financing activities	206.7	—	(1,367.0)
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the period	—	—	—
Cash and cash equivalents at end of the period	$—	$—	$—
The accompanying notes are an integral part of these condensed financial statements.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
Note 1—Organization
Nature of Operations
We, through our direct and indirect subsidiaries, are engaged in the retail sale of mattresses and bedding-related products in 49 states within the United States through 2,353 company-operated and 83 franchisee-owned mattress specialty stores that operated primarily under the brand name Mattress Firm® at fiscal year 2021.
Ownership
We are a Delaware corporation formed on August 3, 2016 in furtherance of the acquisition of Mattress Firm Holding Corp. and its specialty mattress retail business by Steinhoff International Holdings, N.V. (“Steinhoff International”) together with its subsidiaries (“Steinhoff Group”). On October 1, 2018, our ownership within the Steinhoff organization transitioned to Steinhoff Europe, AG (“SEAG”), a wholly owned subsidiary of Steinhoff International.
In October 2018, Mattress Firm, Inc., a wholly owned subsidiary of Mattress Firm Holding Corp, as well as its subsidiaries and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. The bankruptcy proceeding was jointly administered under case number 18-12241 (CSS) and styled as In re Mattress Firm, Inc., et al. The intent of the voluntary filing was the restructuring of our debt and the elimination of leases related to duplicative and underperforming stores. On November 21, 2018, we emerged from bankruptcy after 46 days.
As of November 21, 2018, a group of Lender Stockholders (“the Lender Stockholders”) owned 49.9% of the shares of our common stock (leaving 50.1% held by SEAG), both prior to dilution from a management incentive plan. Through a series of transfers in fiscal 2019, the Company’s ownership within Steinhoff International transitioned to Steenbok Newco 9 Limited (Steenbok), an indirect subsidiary of Steinhoff International. We performed an analysis and concluded there was no requirement to apply fresh-start accounting in accordance with Accounting Standard Codification (“ASC”) 852 Reorganizations.
We are a holding company that does not conduct any business operations of its own and therefore its assets consist primarily of investments in subsidiaries. The amounts available to us to fulfill cash commitments or to pay cash dividends are also subject to the covenants and distribution restrictions contained within our subsidiaries’ loan agreements.
Note 2—Basis of Presentation
The accompanying condensed parent company-only financial statements are required in accordance with Rule 5-04 of Regulation S-X. These condensed financial statements have been presented on a standalone basis for us and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Our financial statements should be read in conjunction with our annual Consolidated Financial Statements.
We have no components of other comprehensive income (loss), and therefore, comprehensive income (loss) equals net income (loss).
Note 3—Income Taxes
Our income tax expense of $27.8 million and $9.0 million for the fiscal year ended October 1, 2019 (“fiscal 2019”) and September 29, 2020 (“fiscal 2020”), respectively, represent our deferred tax expense on disallowed interest expense. Our income tax benefit of $27.3 million for the fiscal year ended

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
September 28, 2021 (“fiscal 2021”) represents additional deferred tax assets accrued on Section 163(j) business interest expense limitation.
Note 4—Distributions
In fiscal 2021, Mattress Firm Group Inc.’s subsidiaries distributed $1.2 billion of dividends to Mattress Firm Group Inc. that were then distributed to Mattress Firm Group Inc.’s shareholders. There were no distributions made to us by our subsidiaries for fiscal 2019 and fiscal 2020.
For fiscal 2021, Mattress Firm Group Inc. received dividends in excess of the carrying amount of its investment in subsidiary. Mattress Firm Group Inc. is liable for the obligations of its subsidiaries and, therefore, Mattress Firm Group Inc. has accounted for its investment in subsidiaries as a liability in accordance with ASC Topic 323, Investments—Equity Method and Joint Ventures.
Note 5—Long-term debt and credit agreement
We had no debt outstanding as of September 28, 2021. As of September 29, 2020, we held $22.1 million of net debt as follows:
	September 29, 2020
	Principal	Unamortized Discount and Debt Issuance Costs
2018 PIK loan	$203.6	$(163.1)
PIK loan embedded derivatives	—	(18.3)
Total long-term debt	$203.6	$(181.4)
Upon emergence from bankruptcy in fiscal 2019, our subsidiary, Mattress Firm, Inc., entered into a Term Loan Credit Agreement which provided for $418.0 million of funding (the “2018 Term Loan”), inclusive of paid-in-kind fees upon borrowing. In connection with the issuance of the 2018 Term Loan, we issued an unfunded $150.0 million Paid-in-kind (“PIK”) loan (the “2018 PIK Loan”, and collectively with the 2018 Term Loan, the “2018 Loans”) pursuant to the PIK Facility Agreement and 9,960 shares of our common stock (the “Mattress Firm Shares”) pursuant to the Subscription Agreement and Stockholders Agreement. The total proceeds received from the 2018 Loans and the issuance of the Mattress Firm Shares to the Lender Stockholders was $400.0 million.
We performed a unit of account analysis on the instruments issued contemporaneously and concluded that accounting for each of the three instruments as a freestanding financial instrument was appropriate. The 2018 Loans are debt instruments not within the scope of ASC Topic 480 Distinguishing Liabilities from Equity (which would require mark-to-market at each subsequent reporting period). We did not elect the Fair Value Option pursuant to ASC Topic 825 Financial Instruments for the 2018 Loans and determined that the 2018 Loans would be measured subsequently at amortized costs. Any debt discount and debt issuance costs would be amortized under the effective interest method pursuant to ASC Subtopic 835-30 Imputation of Interest.
At initial recognition, in fiscal 2019, we allocated the $400.0 million of total proceeds among the 2018 Term Loan, 2018 PIK Loan and the Mattress Firm Shares using the relative fair value method, as none of the three financial instruments are subsequently measured at fair value. We performed valuation analyses for each of the instruments. See the fair value of each instrument in column A and the allocated proceeds to each instrument in column C of the table below (in millions except for percentages).

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
	Fair Value Upon Issuance (A)	Allocation Percentage (B)	Allocated Proceeds (C = $400M * B)	Fair Value of Bifurcated Embedded Derivatives (D)	Value Assigned to the Debt Hosts (E = C−D)
2018 Term Loan	$400.0	48.3%	$193.3	$56.0	$137.3
2018 PIK Loan	112.7	13.6%	54.5	45.3	9.2
Mattress Firm Shares	315.0	38.1%	152.2	N/A	N/A
Total	$827.7	100.0%	$400.0	N/A	N/A
We analyzed the embedded derivative features (e.g., call options, put options and default interest, etc.) in the 2018 Loans pursuant to ASC Subtopic 815-15 Derivatives and Hedges to determine whether such features would require bifurcation and separate accounting from the host instruments.
As the 2018 Loans were issued with a significant discount (53.8% for the 2018 Term Loan and 63.7% for the 2018 PIK Loan), all the contingent redemption features required bifurcation and separate accounting from the host instruments, and the compound bifurcated embedded derivative would be subsequently measured at fair value at each reporting period. See column D of the table above for fair value of the compound embedded derivatives at inception.
Column E of the table above reflects the initial carrying amounts of the 2018 Term Loan and 2018 PIK Loan. In fiscal 2019, we incurred a total of $12.1 million of debt issuance costs in connection with the entry into the 2018 Term Loan. The discount and debt issuance costs were recorded as direct deductions from the carrying amount of the 2018 Term Loan and the 2018 PIK Loan and are amortized over the respective contractual life of the 2018 Loans using the effective interest method pursuant to Topic 835.
Mattress Firm Shares
As discussed above, we issued 9,960 shares of our common stock in connection with the issuance of the 2018 Loans in fiscal 2019. No shares were issued in fiscal 2020 or fiscal 2021. The Mattress Firm Shares have a par value of $0.01 per share.
We determined that the Mattress Firm Shares are shares of our common stock, which are perpetual in nature and are not redeemable. Therefore, the common stock is classified as permanent equity. The initial carrying amount of the Mattress Firm Shares equals the allocated proceeds of $152.2 million.
2018 PIK Loan
The 2018 PIK Loan accrued interest at 15.0% per annum, payable semi-annually. Interest was, required to be paid-in-kind by increasing the aggregate principal amount of the 2018 PIK Loan. We accrued interest at the stated rate of 15.0% assuming that the interest compounds for the 2018 PIK Loan. The 2018 PIK Loan would have matured on November 21, 2023.
The embedded derivatives within the 2018 PIK Loan were recorded at fair value through earnings, resulting in a value of an asset of $18.3 million as of September 29, 2020. The change in the embedded derivatives fair value was primarily attributable to the expected timing of prepayment of the 2018 Loans as a result of the anticipated debt refinancing.
Paid-in-kind interest for the 2018 PIK Loan was $15.9 million and $26.0 million in fiscal 2019 and fiscal 2020, respectively, and accrued interest to be paid-in-kind was $4.9 million as of September 29, 2020, and $4.4 million of interest accrued in fiscal 2021, prior to the extinguishment of the 2018 PIK Loan on November 25, 2020. There was no paid-in-kind interest for fiscal 2021. Paid-in-kind interest is

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
included within the long-term debt balance. The terms of the 2018 PIK Loans did not include financial covenants. However, the terms of the 2018 PIK Loan included reporting covenants that aligned with those of the 2018 Term Loan. The 2018 PIK Loan agreement included customary affirmative and negative covenants, as well as customary events of default and remedies.
We had the option to voluntarily prepay the 2018 Loans, in whole or in part at any time, at par plus prepayment premium (if applicable) upon appropriate notice. For the 2018 PIK Loan, the aggregate amount of such prepayment would be reduced by the Rebate Amount, if any. The Rebate Amount is the lesser of (a) the then accrued and unpaid amount of all awards granted by the Board to non-employee directors of the Board in the form of cash incentives intended to replicate the value of the 2018 PIK Loan and (b) 1.4% of the aggregate amount being prepaid on such prepayment date. As of September 29, 2020, the unpaid amount of all awards granted by the Board to non-employee directors was $2.3 million.
Debt Extinguishment
On November 25, 2020, we fully repaid the 2018 PIK Loan principal of $191.9 million (including $41.9 million of deferred paid-in-kind interest), plus accrued and unpaid interest of $9.0 million and incurred a 10% prepayment penalty of $19.2 million, less the Rebate Amount of $2.6 million held back. We recorded a loss from debt extinguishment of $201.2 million during fiscal 2021, including $19.2 million for prepayment penalties, $163.7 million for the write-off of unamortized discounts and deferred financing fees, and $18.3 million for the reversal of the embedded derivative related to the 2018 PIK Loan. The cash repayment of deferred paid-in-kind interest of $41.9 million is included in operating cash flows for fiscal 2021.
Certain of our subsidiaries are also subject to debt agreements. For further discussion on the nature and terms of these agreements, refer to Note 4—Long-term Debt and Note 5—Fair Value Measurements, to our Consolidated Financial Statements.
Note 6—Stock-Based Compensation
Effective July 8, 2019, we implemented the 2019 Omnibus Incentive Plan (the “Plan”). The Plan provides for broad-based incentive grants to eligible officers, employees, and non-employee members of the Board (“NEDs”). The Plan permits the granting of stock options, stock appreciation rights, stock awards, restricted stock units (“RSUs”), performance awards, and Phantom PIK loan awards at the discretion of the Compensation Committee of the Board (the “Committee”). As of September 28, 2021, the maximum number of shares of common stock that could be granted under the Plan was 2,281.3 shares to officers and employees and 318.8 shares to NEDs. Shares of common stock available for issuance under the Plan to officers and employees were 1,072.2, 755.4 and 691.2 as of October 1, 2019, September 29, 2020 and September 28, 2021, respectively. There were no shares available for issuance to NEDs as of September 29, 2020 and September 28, 2021.
On September 24, 2021, we paid a $1,200.4 million dividend to our common stockholders. Concurrently, a discretionary performance bonus of $135.3 million was paid to eligible current and former employees in recognition of efforts made to emerge from bankruptcy and our post-restructuring transformation and a $14.6 million payment of additional fees was paid to certain members of our board, both of which were made in lieu of any adjustment to outstanding RSU awards. We accounted for the payments as a Type III (improbable-to-probable) modification and partial cash settlement of the outstanding RSU awards. We recognized $11.8 million as the proportionate amount of grant date fair value of the awards as compensation expense which is included in special bonus and director fees on the consolidated statement of operations for fiscal 2021. There was no change in the grant date fair value of the awards as a result of the modification. The remaining awards continue to be deemed improbable of vesting and any additional compensation expense will be recognized when vesting is deemed probable.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
Stock Options
Stock options may be granted under the Plan in the form of either Incentive Stock Options or Non-qualified Stock Options. Each stock option entitles the holder to purchase shares of common stock and is typically exercisable for 10 years. Compensation expense is recorded over the related service period based on the grant-date fair value.
In fiscal 2019 and fiscal 2021, respectively, we granted 33.8 and 11.3 stock options to NEDs that are fully vested and exercisable. No stock options were granted in fiscal 2020. We had $0.9 million and $0.2 million of stock-based compensation expense related to NEDs stock option awards recognized in fiscal 2019 and fiscal 2021, respectively. We had no stock-based compensation expense related to NEDs stock option awards in fiscal 2020. Stock-based compensation expense is recorded in general and administrative expenses in the consolidated statement of operations.
The following table summarizes stock option activity (in thousands, except for shares and years):
	Award quantity	Grant date fair value (in thousands)	Weighted Average Remaining Life (Years)	Estimated Aggregate Value (in thousands)
Options granted	33.8	$25.9	10.0	$873.2
Options exercised	—	—	—	—
Options forfeited	—	—	—	—
Balance, October 1, 2019	33.8		9.8	873.2
Vested as of October 1, 2019	33.8			873.2
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options forfeited	—	—	—	—
Balance, September 29, 2020	33.8		8.8	873.2
Vested as of September 29, 2020	33.8			873.2
Options granted	11.3	20.3	—	229.1
Options exercised	—	—	—	—
Options forfeited	—	—	—	—
Balance, September 28, 2021	45.1		8.1	$1,102.3
Vested as of September 28, 2021	45.1			$1,102.3
The estimated aggregate value is calculated as the product of the grant date fair value of the underlying stock options and the outstanding number of stock options.
The fair value of stock options granted was estimated using the following assumptions:
	Fiscal 2019	Fiscal 2020(1)	Fiscal 2021
Expected terms (in years)	10	0	10
Expected volatility	44.0%	—%	47.0%
Expected dividend yield	—%	—%	—%
Risk-free interest rate	1.80%	—%	0.81%
Weighted average grant date fair value	$25,850	$0	$20,344

(1)
Fiscal 2020 did not have any options granted.

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Pursuant to 17 C.F.R. Section 200.83
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
Stock Appreciation Rights
The Committee may grant stock appreciation rights (“SARs”) to employees and officers under the Plan which entitles the holder to receive, upon exercise, either shares of common stock (which may be restricted stock) or to the extent set forth in the applicable agreement, cash or a combination thereof, with an aggregate value equal to the excess of the fair market value of one share of common stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs that are exercised. The SAR is typically exercisable for 10 years. The Committee may, in its discretion, establish performance measures that shall be satisfied or met as a condition to the grant of SARs or to the exercisability of all or a portion of SARs. We have not granted any SAR awards since the inception of the Plan.
Stock Awards
Stock awards may be granted to eligible employees, officers or NEDs selected by the Committee. The agreement relating to the stock award shall specify whether the stock award is a restricted stock award, an RSU, or other type of stock award. The Committee may, in its discretion, establish performance measures that shall be satisfied or met as a condition to the grant, vesting or exercisability of all or a portion of the stock award. Each RSU that becomes vested entitles the holder to one share of common stock, or, in lieu thereof, cash payment equal to the fair market value of such share of common stock. In either case, following the first to occur of the consummation of a sale of us or an initial public offering, provided that such event occurs on or prior to November 21, 2025 (the “RSU Settlement Condition”). To the extent that the RSU Settlement Condition does not occur on or prior to November 21, 2025, all vested and unvested RSUs will be automatically forfeited and cancelled.
Fifty percent of the RSUs granted to employees and officers have performance-based vesting conditions based solely upon the attainment of pre-determined goals relative to our enterprise value at the time of an exit event, provided that such event occurs on or prior to November 21, 2025, subject to the holder’s continued employment with us throughout the effective date of the applicable exit event. Performance-vesting RSUs are not considered outstanding stock at the time of grant, as the holders of these RSUs are not entitled to any of the rights of a stockholder, including voting rights. Management does not have the ability to determine the probability that the performance condition will be satisfied. As a result, the compensation expense related to the performance condition will not be recorded until such time that management may be able to perform such assessment following the occurrence of an exit event. As of September 29, 2020 and September 28, 2021, the total number of performance-vesting RSUs granted, net of forfeitures, was 738.6 and 765.9, respectively.
Fifty percent of the RSUs granted to employees and officers and all RSUs granted to NEDs have time-based vesting conditions and vest over a period of pre-determined dates that are typically within 3 to 4 years from the date of grant. Time-vesting RSUs are not considered outstanding stock at the time of grant, as the holders of these RSUs are not entitled to any of the rights of a stockholder, including voting rights. Each RSU that becomes vested entitles the holder to one share of common stock, or, in lieu thereof, cash payment equal to the fair market value of such share of common stock; in either case, following the first to occur of the consummation of a sale of us or an initial public offering, provided that such event occurs on or prior to November 21, 2025 (the RSU Settlement Condition). In fiscal 2021, we did not record any stock-based compensation expense related to time-vested RSUs as management does not have the ability to determine the probability that the settlement condition will be satisfied. The total number of time-vesting RSUs granted, net of forfeitures, was 1,061.1 and 1,097.9 as of September 29, 2020 and September 28, 2021, respectively.
We account for RSUs based upon the fair value of the equity instrument issued on their grant date. Fair value is assessed utilizing a combination of the discounted cash flow and market approach methods.

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SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
The following assumptions were used in applying these methods:
	Fiscal 2019	Fiscal 2020	Fiscal 2021
Discount rate	10.6 to 10.7%	10.8 to 15.5%	11.7% to 12.2%
Tax rate	25.5%	25.5%	25.5%
Long-term growth rate	2.5%	2.5%	2.5%
Discount for lack of marketability	11.0%	11.0%	11.0%
The following summarizes the RSUs activity:
	Award quantity	Weighted Average Exercise Price (in thousands)	Weighted Average Remaining Life (Years)	Estimated Aggregate Value (in thousands)
Awards granted−employees	1,209.1	$37.0	3.3	$44,736.7
Awards granted−NEDs	273.8	38.1	3.3	10,431.8
Awards exercised	—	—	—	—
Awards forfeited	—	—	—	—
Balance, October 1, 2019	1,482.9			55,168.5
Vested as of October 1, 2019	—			—
Awards granted−employees	772.2	34.2	3.0	26,409.2
Awards granted−NEDs	—	—	—	—
Awards exercised	—	—	—	—
Awards forfeited	(455.4)	37.0	—	(16,849.8)
Balance, September 29, 2020	1,799.7		2.6	64,727.9
Vested as of September 29, 2020	297.7	37.3		11,104.2
Awards granted−employees	141.4	36.3	3.0	5,132.8
Awards granted−NEDs	—	—	—	—
Awards exercised	—	—	—	—
Awards forfeited	(77.3)	36.3	—	(2,806.0)
Balance, September 28, 2021	1,863.8		1.68	$67,054.7
Vested as of September 28, 2021	537.1	$36.3		$19,496.7
Performance Awards
Performance awards may be granted to eligible employees, officers or NEDs selected by the Committee. Performance awards grant the holder the right to receive an amount of cash, shares of common stock, or a combination of both, contingent upon the attainment of specified performance measures with a specified performance period as determined by the Committee. We have not granted any performance awards since the inception of the Plan.
Phantom PIK Awards
The Plan offers a Phantom PIK award that entitles the holder to a cash incentive opportunity under a PIK Loan issued plus premiums, if any, and accruing deemed interest, compounding semi-annually from the later of November 21, 2018 or the employee/NED start date at a rate equal to 15.0% per annum.

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SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MATTRESS FIRM GROUP INC. (Parent Company Only)
Notes to Condensed Financial Statements
Phantom PIK awards have time-based vesting conditions and vest over a period that is typically within three to four years from the date of grant. Upon the earlier to occur of (i) November 21, 2023 and (ii) a sale of us (the “PIK Settlement Condition”), the holder will be entitled to a cash payment equal to the amount accrued with respect to the vested portion of the Phantom PIK award, provided that the 2018 PIK Loan is fully paid at such time or upon a prior acceleration. The aggregate initial principal value of the Phantom PIK awards granted under the Plan, determined as of the date of grant, shall not exceed (i) with respect to our officers and employees, $16.9 million, and (ii) with respect to NEDs, $2.0 million. In fiscal 2019, fiscal 2020 and fiscal 2021, Phantom PIK awards granted to employees totaled $8.9 million, $11.8 million and $12.2 million, respectively, and in fiscal 2019 Phantom PIK awards granted to NEDs totaled $1.8 million. In accordance with ASC Topic 450, Contingencies (“Topic 450”), the initial principal value of the Phantom PIK awards are expensed ratably over the vesting period. In fiscal 2019, fiscal 2020 and fiscal 2021, we recorded compensation expense related to Phantom PIK awards of $1.3 million, $2.9 million and $2.9 million, respectively, and interest expense of $0.8 million, $1.7 million and $0.2 million, respectively. As of September 28, 2021, the Phantom PIK awards totaled $12.4 million and were included as non-current liabilities on the consolidated balance sheet.
Note 7—Commitments and Contingencies
For a discussion of commitments and contingencies, refer to Note 12—Commitments and Contingencies, to our Consolidated Financial Statements.
Note 8—Subsequent Events
We have evaluated events that occurred subsequent to September 28, 2021 through November 24, 2021, which was the date the consolidated financial statements were available to be issued (except for the restatement of the condensed statement of cash flows as discussed in Note 9 as to which the date is December 21, 2021). For discussion of subsequent events, refer to Note 19—Subsequent Events, to our Consolidated Financial Statements.
Note 9—Restatement of Previously Issued Condensed Statement of Cash Flows
Subsequent to the issuance of the condensed parent company-only financial statements in fiscal 2021, an error was identified related to the inappropriate classification of $41.9 million in deferred paid-in-kind interest related to the 2018 PIK Loan as cash used in financing activities. We have corrected the parent company-only condensed statement of cash flows to restate the $41.9 million from cash used in financing cash flows to a reduction in cash flows provided from operating activities. The following table summarizes the impact of the corrections on the condensed statement of cash flows (in millions):
	As Previously Reported	Adjustments	As Restated
Net cash provided by operating activities	$208.5	$(41.9)	$166.6
Repayment of debt and debt repayment premiums	(208.5)	41.9	(166.6)
Net cash used in financing activities	(1,408.9)	41.9	(1,367.0)

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        Shares
Mattress Firm Group Inc.
Common Stock

Goldman Sachs & Co. LLC	Barclays	Jefferies

Until           (the 25th day after the date of this prospectus), all dealers that effect transactions in these shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than the underwriting discount. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.
SEC Registration Fee	$	*
FINRA Filing Fee		*
Stock Exchange Listing Fee		*
Printing Fees and Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Directors and Officers Insurance		*
Miscellaneous		*
Total:	$	*

*
To be provided by amendment.

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Item 14.   Indemnification of Directors and Officers.
Delaware Law
Mattress Firm Group Inc. (the “Registrant”) is incorporated under the laws of the State of Delaware.
Section 145(a) of the General Corporation Law of Delaware (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however,

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may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit.
Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.
Our amended and restated certificate of incorporation contains provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:
•
any breach of the director’s duty of loyalty;

•
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•
unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; or

•
any transaction from which the director derives an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of these provisions in our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.
Our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. No repeal or modification of any of these provisions in our amended and restated bylaws or any relevant provisions of the DGCL shall adversely affect any right or obligation of a director or officer existing at the time of such repeal or modification with respect to any state of facts then or previously existing or any proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts.
Indemnification Agreements
Upon the closing of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreements will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

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Directors’ and Officers’ Liability Insurance
Prior to the closing of this offering, we will have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.

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Item 15.   Recent Sales of Unregistered Securities.
As previously disclosed, upon our emergence from bankruptcy in November 2018, pursuant to the terms of the Chapter 11 plan of reorganization, as confirmed by written order of the U.S. Bankruptcy Court for the District of Delaware, we issued                  shares of our common stock to the Steinhoff Group and the Creditor Stockholders. The issuance of the shares of common stock is exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act.
In fiscal 2019, we granted RSUs pursuant to which      shares of our common stock are issuable upon settlement to certain of our officers and non-employee directors. In addition, we granted           options pursuant to our 2019 Plan to certain of our non-employee directors.
In fiscal 2020, we granted RSUs pursuant to which      shares of our common stock are issuable upon settlement to certain of our officers and non-employee directors. In addition, we granted           options pursuant to our 2019 Plan to one of our non-employee directors.
In fiscal 2021, we granted RSUs pursuant to which      shares of our common stock are issuable upon settlement to certain of our officers. In addition, we granted           options pursuant to our 2019 Plan to one of our non-employee directors.
The offers, sales and issuances of the RSUs and options described above were deemed to be exempt from registration under the Securities Act, including in reliance upon Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. None of the foregoing transactions involved any underwriters, underwriting discount or any public offering. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

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Item 16.   Exhibits and Financial Statement Schedule.
(a)   Exhibits.
Note Regarding Reliance on Statements in Our Contracts:   In reviewing the agreements included as exhibits to this Registration Statement on Form S-1, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Registrant, its subsidiaries or affiliates, or the other parties to the agreements. The agreements often contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors in, or an investment decisions with respect to, our common stock; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Registrant, its subsidiaries and affiliates may be found elsewhere in this Registration Statement on Form S-1.
Exhibit Number	Exhibit Description
1.1**	Form of Underwriting Agreement
3.1†	Existing Amended Certificate of Incorporation, dated September 7, 2021
3.2†	Bylaws, currently in effect
3.3**	Form of Amended and Restated Certificate of Incorporation
3.4**	Form of Amended and Restated Bylaws
4.1**	Form of Common Stock Certificate
4.2**	Form of Registration Right Agreement
5.1**	Opinion of Simpson Thacher & Bartlett LLP
10.1**	John W. Eck Offer Letter, dated November 15, 2019
10.2**	Maarten O. Jager Offer Letter, dated January 21, 2020
10.3**	Jody W. Putnam Offer Letter, dated February 22, 2021
10.4**	Larry L. Fultz Offer Letter, dated November 8, 2017
10.5**	Jonathan Sider Offer Letter, dated February 3, 2016
10.6**	2019 Omnibus Incentive Plan
10.7**	Form of Management Restricted Stock Unit Award and Phantom PIK Loan Award Agreement under 2019 Omnibus Incentive Plan
10.8**	Form of Non-Employee Director Restricted Stock Unit Award and Phantom PIK Loan Award Agreement under 2019 Omnibus Incentive Plan
10.9**	Form of Stock Option Agreement under 2019 Omnibus Incentive Plan
10.10**	Annual Short-Term Incentive Plan
10.11**	Mattress Firm, Inc. Executive Nonqualified Excess Plan, effective January 1, 2017
10.12†	Umbrella Agreement by and between Tempur-Pedic North America, LLC, Sealy Mattress Manufacturing Company, LLC and Mattress Firm, Inc. dated June 17, 2019

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Exhibit Number	Exhibit Description
10.13†	Master Retailer Agreement by and between Serta Simmons Bedding, LLC and Mattress Firm, Inc. dated January 1, 2017
10.14†	Senior secured asset-based revolving credit facility entered into on September 24, 2021, among Mattress Firm, Inc., as Borrower, the guarantors party thereto, and Barclays Banks PLC, as administrative agent
10.15†	Senior secured term loan entered into on September 24, 2021, among Mattress Firm, Inc., as Borrower, the guarantors party thereto, and Barclays Bank PLC, as administrative agent
10.16**	Mattress Firm Group Inc. 2022 Omnibus Incentive Plan
10.17**	Form of Restricted Stock Unit Agreement under 2022 Omnibus Incentive Plan
10.18**	Form of Initial Public Offering RSU Grant
21.1†	List of Subsidiaries
23.1**	Consent of Deloitte & Touche LLP
23.2**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 hereto)
24.1**	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1)

**
To be filed as an amendment.

†
Previously Filed

(b)   Financial Statement Schedule.
Schedule I—The Condensed Financial Information of the Registrant is included in the Registration Statement beginning on page F-49.

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Item 17.   Undertakings.
(a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(b)   The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Mattress Firm Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on            , 2022.
Mattress Firm Group Inc.
By:

Name:
John W. Eck

Title:
President and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Maarten O. Jager and Kindel L. Nuño, and each of them, any of whom may act without joinder of the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney has been signed on            , 2022, by the following persons in the capacities indicated.
Signature	Title
John W. Eck	President, Chief Executive Officer and Director (principal executive officer)
Maarten O. Jager	Chief Financial Officer (principal financial officer)
Douglas Manko	Senior Vice President & Controller (principal accounting officer)
Paul W. Soldatos	Director and Chairman of the Board of Directors
Kevin C. Conroy	Director
Christopher T. Cook	Director
Robert F. Hull, Jr.	Director
Peter R. Sachse	Director